Annual Accountability Report 2009

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CIBC

For what matters.

In this Report

2009 Review

2	Corporate Profile
3	Financial Highlights
4	Chair of the Board’s Letter
6	Chief Executive Officer’s Letter
8	Our Balanced Scorecard
10	CIBC Retail Markets
14	Wholesale Banking
34	Governance
37	Board of Directors
37	Senior Executive Team and Senior Officers
38	Functional Groups
59	Business Overviews
190	Global Reporting Indicators

Public Accountability Statement

17	Overview and Affiliates
18	Our Clients
22	Our Employees
26	Our Communities
30	Our Environment
182	Branch Openings and Closings
182	ABM Installations and Removals
184	Debt Financing to Firms in Canada
185	Employment in Canada
185	Taxes in Canada
186	Community Contributions
192	Contact Information

Management’s Discussion and Analysis

39	A Note about Forward-looking Statements
40	External Reporting Changes
41	Overview
44	Run-off Businesses and Other Selected Activities
53	Financial Performance Review
59	Business Overview – CIBC Retail Markets
62	Business Overview – Wholesale Banking
65	Financial Condition
73	Management of Risk
89	Accounting and Control Matters

Consolidated Financial Statements

97	Financial Reporting Responsibility
98	Independent Auditors’ Reports to Shareholders
100	Consolidated Financial Statements
105	Notes to the Consolidated Financial Statements
168	Principal Subsidiaries
169	Supplementary Annual Financial Information
176	Quarterly Review
177	Ten-year Statistical Review

Shareholder and Other Information

179	Glossary
191	Shareholder Information

Corporate Profile
CIBC is a leading Canadian-based global financial institution with a market capitalization of $23.8 billion and a Tier 1 capital ratio of 12.1% both as at October 31, 2009. Through our two major operating groups, CIBC Retail Markets and Wholesale Banking, CIBC provides a full range of financial service products and services to almost 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have over 41,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable performance for our shareholders; and giving back to our communities.
Consistent and sustainable performance over the long term
Vision: Our vision is to be the leader in client relationships
Mission: Our mission is to fulfill the commitments we have made to each of our stakeholders:
–	Help our clients achieve what matters to them

–	Create an environment where all of our employees can excel

–	Make a real difference in our communities

–	Generate strong total returns for our shareholders
Values: Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.
Our strategic imperative: CIBC’s strategic imperative is to deliver consistent and sustainable performance over the long term.
In support of this imperative, we are focused on three priorities:
1.	Market leadership in core businesses
–	Achieve and maintain no less than a #3 position, and targeting #1 or #2, in our core Canadian-based retail and wholesale businesses
2.	Balanced and actively-managed business mix
–	Grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings
3.	Industry-leading fundamentals
–	Underpin our core businesses with strong capital and funding, competitive productivity measures and sound risk management
Performance measurement: To measure our progress against our priorities, we have established several financial and non-financial operating objectives.
Given our strategic imperative of consistent and sustainable performance over the long term, we measure our performance over a medium-term period of three to five years, which would typically represent a full business cycle.
Our objectives are presented in our balanced scorecard on page 8.
2009 Highlights
Clients
–	Invested in offering our clients greater access and choice to meet their banking and advice needs including opening, relocating or expanding 41 branches across Canada this year and extending our hours at many locations. CIBC now offers Sunday banking at 46 branches and Saturday and evening hours at more than 400.
Employees
–	Increased the Employee Commitment Index for the fourth consecutive year, achieving the highest score since the original index was introduced in 1998

–	Launched a new employee service recognition program called Anniversaries to celebrate employee service milestones across CIBC

–	Introduced a new program called First Impressions Matter to welcome, engage and orient new employees to CIBC
Communities
–	Contributed almost $27 million to communities across Canada

–	2009 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $26.5 million to help create a future without breast cancer

–	Raised $3.1 million for children’s charities in Canada through the CIBC Miracle Day on December 3, 2008
Shareholders
–	Delivered a total shareholder return of 21.1%

–	Paid dividends per common share of $3.48 and enhanced our dividend reinvestment program

–	Furthered our capital strength, providing CIBC with a strong foundation for future growth

Earnings (loss) per share (EPS) ($)	Return on equity (ROE) (%)	Tier 1 capital ratio (%)

Diluted EPS in 2009 was $2.65 compared to loss per share of $ (5.89) in 2008. Diluted EPS is a measure of net income less preferred share dividends and premium on redemptions, divided by the weighted-average number of diluted common shares.
ROE was 9.4% in 2009, compared to (19.4)% in 2008. ROE is a key measure of profitability. It is calculated as net income less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.	CIBC’s Tier 1 capital ratio was 12.1% in 2009 compared with 10.5% in 2008, ahead of CIBC’s target of 8.5% and ahead of the regulatory requirement of 7.0%. The Tier 1 capital ratio is calculated by dividing Tier 1 capital by risk- weighted assets.
Financial Highlights 2009

As at or for the year ended October 31	2009	2008	2007	2006	2005

Common share information
Per share — basic earnings (loss)	$2.65	$(5.89)	$9.30	$7.50	$(0.46)
— diluted earnings (loss)(1)	2.65	(5.89)	9.21	7.43	(0.46)
— cash diluted earnings (loss)(2)	2.73	(5.80)	9.30	7.49	(0.44)
— Dividends	3.48	3.48	3.11	2.76	2.66
Share price — closing	62.00	54.66	102.00	87.60	72.20
Shares outstanding (thousands) — end of period	383,982	380,805	334,989	335,977	334,008
Market capitalization ( $ millions)	$23,807	$20,815	$34,169	$29,432	$24,115

Value measures
Price to earnings multiple (12 month trailing)	23.5	n/m	11.1	11.8	n/m
Dividend yield (based on closing share price)	5.6%	6.4%	3.0%	3.2%	3.7%
Dividend payout ratio	131.3%	n/m	33.4%	36.8%	n/m

Financial results ($ millions)
Total revenue	$9,928	$3,714	$12,066	$11,351	$12,498
Total revenue (TEB)(2)	9,970	3,902	12,363	11,575	12,689
Provision for credit losses	1,649	773	603	548	706
Non-interest expenses	6,660	7,201	7,612	7,488	10,865
Net income (loss)	1,174	(2,060)	3,296	2,646	(32)

Financial measures
Efficiency ratio	67.1%	n/m	63.1%	66.0%	86.9%
Cash efficiency ratio (TEB)(2)	66.4%	n/m	61.3%	64.4%	85.5%
Return on equity	9.4%	(19.4)%	28.7%	27.9%	(1.6)%
Net interest margin	1.54%	1.51%	1.39%	1.52%	1.71%
Total shareholder return	21.1%	(43.5)%	20.2%	25.6%	1.3%

Balance sheet information ($ millions)
Loans and acceptances	$175,609	$180,323	$170,678	$151,916	$146,902
Total assets	335,944	353,930	342,178	303,984	280,370
Deposits	223,117	232,952	231,672	202,891	192,734
Common shareholders’ equity	11,119	11,200	11,158	9,941	8,350

Balance sheet quality measures
Common equity to risk-weighted assets(3)	9.5%	9.5%	8.8%	8.7%	7.2%
Risk-weighted assets ($ billions)(3)	$117.3	$117.9	$127.4	$114.8	$116.3
Tier 1 capital ratio(3)	12.1%	10.5%	9.7%	10.4%	8.5%
Total capital ratio(3)	16.1%	15.4%	13.9%	14.5%	12.7%

Other information
Retail/wholesale ratio(4)	69%/31%	65%/35%	73%/27%	72%/28%	70%/30%
Full-time equivalent employees(5)	41,941	43,293	44,906	40,774	41,109

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	For additional information, see the “Non-GAAP measures” section in the MD&A.

(3)	Beginning 2008, these measures are based upon Basel II framework, whereas the prior years were based upon Basel I methodology.

(4)	Ratio represents the amount of capital attributed to CIBC Retail Markets and Wholesale Banking as of the end of the year.

(5)	Full time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full time units based on actual hours of paid work during a given period.

n/m Not meaningful due to the net loss in the year.

Chair of the Board’s Letter
Charles Sirois
Chair of the Board
2009 marked my first year as CIBC’s Board Chair and my 12th as a director. Since joining the Board in 1997, I have witnessed the evolution of CIBC and the broader financial services industry globally. Throughout this evolution, your Board has been resolute in its commitment to maintaining strong governance principles.
     At the core of our commitment is our fundamental duty to oversee the management of the business of CIBC and to protect and enhance shareholder value while continually evaluating our system of corporate governance.
     Your Board has evolved along with the financial services industry. During my tenure as a director of CIBC, the Board has focused on strengthening CIBC’s governance systems, renewing the board and enhancing risk management oversight. This past year, we continued to emphasize these important areas, while also spending more time on our stakeholder engagement framework, executive compensation and CIBC strategy.
Furthering our stakeholder engagement
Ongoing dialogue with investors is a priority of your Board. We understand that an effective framework for stakeholder engagement provides important benefits, including keeping current with the views of our stakeholders, contributing to a strong public image for CIBC and managing increasing stakeholder demands. While we have always had direct discussions with shareholders, through our enhanced focus in this area, we are formalizing our processes and developing a structure that is more proactive.
     In 2009, I met personally with shareholders, shareholder advocacy organizations and other investment community stakeholders in various public and private forums. While this practice has been in place for CIBC’s Chair of the Board for some time, I worked with CIBC’s Investor Relations team to broaden the scope of our engagement plan and increase the timeliness of these discussions.
     In 2010, stakeholder engagement will remain an area of focus.
Actively participating in strategy development
Corporate strategy, and its successful execution, is a key determinant of shareholder value. Although strategy is management’s responsibility, your Board is an active participant in the strategic planning process.
     In the past, we have communicated our emphasis on important foundational elements behind a strong Board. With this foundation in place, during 2009, we invested more time in reinforcing our commitment to the strategic process. The independent insights from our experienced directors bring a balanced and value-added perspective to the strategic planning process.

     In 2010, your Board will continue to work closely with Gerry McCaughey and his management team to deliver further progress against CIBC’s strategic imperative of consistent and sustainable performance over the long term.
Continuing focus on risk management
Last year, your Board approved a risk appetite statement for CIBC to be a financial institution that delivers high-quality earnings while maintaining a lower than average risk profile.
     As part of CIBC’s annual financial and strategic planning process, the Board’s Risk Management Committee approved refinements to the statement to maintain the strong alignment between risk and business strategy. The changes recognize CIBC’s goal to be a lower-risk Canadian bank with a view to grow in selected businesses, taking advantage of our competitive capabilities and market opportunities.
     We continue to view our risk appetite statement as an important tool to support a risk culture across the organization that is aligned with our broader strategic objectives.
Reviewing our compensation program
In 2009, your Board also invested a significant amount of time and thoughtful effort in reviewing CIBC’s executive compensation program. Working with our Management Resources and Compensation Committee, our objective has been to evolve our program to more closely align with CIBC’s strategy and emerging best practices in the marketplace. Our executive compensation framework will be described in our 2010 Management Proxy Circular, which will be available in early February.
Board renewal
During 2009, we had three directors retire from the Board and three new and experienced directors were added. As the Board renews, we are committed to ensuring that we have the right complementary mix of skills, proficiency and experience for the Board to effectively carry out its mandate. In addition, our annual review of Board performance and director competencies helps us assess and address any gaps in the Board’s collective skill set.
     In all, 2009 has been a productive year for your Board and one of progress for CIBC.
     I would like to take this opportunity to recognize Gerry, his management team and all employees at CIBC for their continued efforts on behalf of our clients and shareholders this year. I would also like to express gratitude to my fellow directors and shareholders for their support during my first year as Chair of the Board.
     I look forward to reporting our continued progress next year.

Chief Executive Officer’s Letter
Gerald T. McCaughey
President and
Chief Executive Officer
The last twelve months within the global financial services industry and for CIBC can be divided into two parts.
     From November 2008 through early March 2009, industry conditions remained very challenging around the world. Our results for the first half of the year were impacted by overall write-downs from our structured credit run-off portfolio and other market-related charges.
     While the consumer environment remained challenging, sustained improvement in industry conditions over the second half of the year supported stronger earnings.
     Through it all, CIBC remained focused on its priorities and made progress on many fronts.
     Our core businesses performed well, our structured credit and other run-off portfolios were managed down, our balance sheet is as strong as it has ever been and we continued to reduce expenses.
     We reported net income for 2009 of $1.2 billion. This result was a significant improvement over the net loss of $2.1 billion we reported in 2008 but below our record earning level of 2007.
     As we head into 2010, we will continue to drive revenue growth while being disciplined in the area of expenses and risk in support of our strategic imperative of consistent and sustainable performance.
Broad-based investment in our retail franchise
CIBC Retail Markets reported net income in 2009 of $1.9 billion, down from $2.3 billion in 2008, primarily due to higher write-offs and allowances within the consumer credit portfolio as a result of the deteriorating economic environment in Canada.
     While managing the balance between growth and risk during a difficult economic environment, our retail business made significant investments in 2009 that position the business well for future growth:
–	As part of our overall focus on the client experience and making it easier for clients to do business with us, we opened, relocated or expanded 41 branches as part of one of our largest branch investment programs on record, while continuing our targeted approach to extending evening, Saturday and Sunday hours in our branches;
–	We continued to upgrade our ABM network with more energy efficient machines offering new technology, accessibility and security features, while also investing in our market-leading capabilities in online and telephone banking;
–	We launched several new products for our clients, including chip-enhanced credit cards, tax-free savings accounts, a new high-interest savings account and an unlimited business chequing account;
–	We invested in new technology and tools to help our advisors better service our client needs and extend our focus in the area of advice; and
–	We launched a national brand television advertising campaign featuring CIBC employees and their commitment to providing value to our clients.
Our retail business continues to hold strong positions in the Canadian marketplace in most core product lines, including residential mortgages, consumer deposits and cards, where we are the industry leader in outstanding balances.
     We also continue to have the second largest combined branch and ABM network.
     In summary, 2009 was a year of significant, broad-based investment in many key areas of our retail markets business. With this focus being carried through to our business plans for 2010, we believe our retail business is well positioned for future growth.
Executing our wholesale banking strategy
Wholesale Banking reported a net loss of $507 million in 2009 compared with a net loss of $4.2 billion in 2008. These results include items of note of $1.1 billion and $4.5 billion, respectively. The items of note consist primarily of write-downs within our structured credit run-off business, which is managed apart from Wholesale Banking’s core and continuing businesses.
     Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million from its continuing businesses, reflecting progress against its strategy and the risk context the business set forth in 2008, as well as a favourable operating environment in 2009.
     In 2009, our wholesale banking business continued to demonstrate market leadership in serving our core Canadian clients. We solidified our position as a leading equity trader by both volume and value on the TSX, a marked improvement over previous years. We also maintained strong positions in other core areas such as mergers and acquisitions, foreign exchange and government bond underwriting.

     Wholesale Banking has several initiatives that are making positive progress and are well targeted for current market conditions:
–	We separated our corporate lending management and strategy from our investment banking activities. Our corporate lending business now serves the entire large corporate market in Canada, and supports all of our wholesale banking activities; and
–	We identified securitization and electronic trading as other core areas of opportunity within Wholesale Banking where we have capacity, industry leading capabilities and supportive market conditions for growth.
While investing in our core Wholesale Banking strategy, we continued to actively manage and reduce our structured credit run-off exposure.
     We completed several transactions in 2009, including the sale or termination of underlying positions and commutations with financial guarantors. These actions mitigated losses in 2009 and have reduced the potential for future losses and volatility.
Furthering our capital strength
While investing in our core retail and wholesale businesses, we continued to emphasize balance sheet strength.
     In our balanced scorecard of financial measures, we have a stated target of maintaining an 8.5% Tier 1 ratio.
     At a level of 12.1% at October 31, our Tier 1 ratio is well above our target and represents one of the highest levels of capital strength among North American banks.
     Our capital strength is a clear strategic advantage for CIBC. Beyond providing a prudent cushion for these uncertain times, it supports the investments we need to grow our core businesses and take advantage of future strategic growth opportunities.
Improving productivity
Productivity continues to be a strategic priority at CIBC.
     In 2009, we achieved our annual expense target for the fourth consecutive year. Our target for the past three years has been to hold non-interest expenses flat relative to annualized 2006 fourth quarter expenses, excluding exited/sold businesses and FirstCaribbean International Bank.
     We continue to target a median ratio of non-interest expenses to revenue within our industry group. While investing in the growth of select businesses, we will continue to adjust our infrastructure support activities for business changes and evolving market conditions.
Reinforcing our strategic direction
The economic data for calendar 2009 from both Canada and the United States is likely to show an improving trend, with the majority of economists and central banks expecting a continuation of that trend through 2010.
     However, the outlook for 2010 is not without uncertainty. There are secular changes taking place in the global financial services industry that are evolving. In addition, banking has a capacity to be a very cyclical business.
     Our goal is for CIBC to be strong through the cycle — to be prepared to take advantage of the downturns and manage risk when the market is growing. This consistency has the added value of supporting the Canadian economy and our clients when they need us most. That is why we have remained committed to our strategic imperative of consistent and sustainable performance.
     In support of our strategic imperative, we have stated three key priorities:
Market leadership in core businesses. We have defined market leadership as achieving and maintaining no less than a #3 position, and targeting #1 or #2.
Balanced and actively-managed business mix. We will grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings.
Industry-leading fundamentals. Our core businesses will be underpinned by strong capital and funding, competitive productivity measures and sound risk management.
     I look forward to discussing our progress in these areas in 2010.
Closing
In summary, CIBC took important steps forward in 2009.
     We strengthened our balance sheet, invested across our core businesses for future growth, reduced our structured credit exposure and effectively managed our expenses.
     I want to thank all CIBC employees for their contribution over the past year. The leadership, professionalism and dedication they show every day in serving our clients, shareholders and communities is the key to our ongoing progress.

Our Balanced Scorecard
Financial Measures

	Medium-term objectives	2009 Results	Comments
Earnings per share (EPS) Growth	Diluted EPS growth of 5%–10% per annum, on average, over the next 3–5 years.	2009 EPS of $2.65 compared to 2008 loss per share of $5.89	EPS was affected by items discussed in the MD&A, Overview section.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	9.4%	ROE was affected by items discussed in the MD&A, Overview section.

Capital Strength	Tier 1 capital ratio target of 8.5%. Total capital ratio target of 11.5%.	Tier 1 capital ratio: 12.1% Total Capital ratio: 16.1%	Capital ratios were well above our targets.

Business Mix	At least 75% retail (as measured by economic capital).	69%/31% retail/wholesale	Business mix was affected by capital allocated to the structured credit run-off portfolio.

	Achieve annual net income between $300 million and $500 million over the medium term from Wholesale Banking’s continuing businesses.(1)	Wholesale Banking reported a net loss of $507 million in 2009.	Wholesale Banking net loss included structured credit write-downs and other items discussed in the MD&A, Overview section. Wholesale Banking achieved its financial objective for continuing businesses.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.(2)	Loan loss ratio: 80 basis points	Loan loss performance was affected by the deteriorating economic environment.

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(3)).	Cash efficiency ratio (TEB)(3): 66.4%	Cash efficiency ratio was affected by items discussed in the MD&A, Overview section.

	Hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding our exited businesses and FirstCaribbean (annualized 2006 fourth quarter expenses of $7,568 million includes annualized 2006 fourth quarter expenses related to exited/sold businesses of $464 million, and no expenses related to FirstCaribbean).(1)	Non-interest expenses of $6,660 million (includes expenses related to exited businesses of $68 million and FirstCaribbean expenses of $421 million).	We achieved our expense target for the fourth consecutive year.

Dividend Payout Ratio	40%–50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio: > 100%	Dividend payout ratio was affected by items discussed in the MD&A, Overview section.

Total Shareholder Return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended – October 31, 2009: CIBC: 4.5% Index: 47.4%	We outperformed the Banks Index in fiscal 2009 but have underperformed over the past five years as a result of our structured credit exposures.

(1)	Going forward, we are withdrawing these objectives from our Balanced Scorecard.

(2)	Going forward, we will measure this objective on a managed basis. See the “Non-GAAP measures” section of the MD&A.

(3)	For additional information, see the “Non-GAAP measures” section of the MD&A.
Senior Executive Team

Gerald T. McCaughey	Sonia Baxendale	Michael Capatides	Ron Lalonde
President and Chief Executive Officer	President CIBC Retail Markets	Chief Administrative Officer and General Counsel Administration	Senior Executive Vice-President Technology and Operations

Non-Financial Measures

	Objectives	Accomplishments
Clients	Be a leader in client relationships	-	Improved banking services for diverse client groups
		-	Enhanced accessibility for clients with special needs

Employees	Create an environment where all of our employees can excel	-	Selected for the second consecutive year as one of Canada’s “Best Employers for New Canadians” for creating an inclusive workplace that allows newcomers to make the most of their skills and education in their new home
		-	Increased the Employee Commitment Index for the fourth consecutive year, achieving the highest score since the original index was introduced in 1998
		-	Launched a new employee service recognition program called Anniversaries to celebrate employee service milestones across CIBC

Community	Make a real difference in our communities	-	Contributed almost $27 million to communities in Canada
		-	2009 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $26.5 million to help create a future without breast cancer
		-	Raised $3.1 million for children’s charities in Canada on CIBC Miracle Day, December 3, 2008
		-	Contributed $7 million to the 2008 United Way campaign

Environment	Demonstrate environmental responsibility in all activities	-	Recognized as a Climate Disclosure Leader for the third consecutive year, one of five low-carbon impact sector companies of the 15 Climate Disclosure Leaders per the Carbon Disclosure Project Report 2009–Canada 200 prepared by the Conference Board of Canada
		-	Launched an energy conservation program across our branch network to help further achieve our energy conservation efforts

Governance	Be a leader in governance practices	-	Achieved an overall global rating from GovernanceMetrics International that is better than 98% of global banking sector peers

A constituent of the Dow Jones Sustainability World Index for eight consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005	Listed on the FTSE4Good Index since its inception in 2001	A member of the Jantzi Social Index since its inception in 2000
The CIBC Annual Accountability Report 2009 has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector
Supplement. For more on CIBC’s use of the G3 Guidelines, please go to page 190.

Richard Nesbitt	Richard Venn	David Williamson	Tom Woods
Chairman and Chief Executive Officer Wholesale Banking	Senior Executive Vice-President Corporate Development	Chief Financial Officer Finance	Chief Risk Officer Risk Management

CIBC Retail Markets
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, business and wealth management clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.
Strategy
CIBC Retail Markets’ objective is to be the primary financial institution for more of our clients by providing them with strong financial advice and services.
Priorities

-	Provide strong advisory solutions

-	Deliver an excellent client experience

-	Offer strong, competitive products

2009 Review
Operating Highlights

Net income after tax ($ millions)	Return on equity (ROE)(1) (%)	Total funds managed ($ billions)	Efficiency ratio (%)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.
Our highly skilled advisory team
Providing strong advice is the foundation of CIBC’s retail strategy and a key differentiator for CIBC in the market. CIBC has a leading advice platform that includes almost 3,000 highly accredited financial advisors and a broad range of advisory solutions to meet our clients’ diverse financial needs.
     We continue to invest in enhancing and building our advisory capabilities and focus on recruiting talented people to join our advisory team, so that we are well positioned to meet our clients’ financial needs no matter how simple or complex they may be.
     CIBC has a long history of providing advice to high net worth clients and we are continuing to extend our advisory strength to our broader personal banking clients. More than 1.9 million clients have completed the CIBC Financial HealthCheck and thousands of these clients are having regular checkpoint conversations with their advisors, designed to help them set and achieve their financial goals.
     In 2009, we delivered advice-focused training to almost 1,300 employees across CIBC Retail Markets to enhance their capabilities to meet our clients’ financial needs. Key examples include:
–	A financial planning program designed to enhance the skills of CIBC Wood Gundy Investment Advisors. Financial Planning: Beyond the Numbers enables advisors to continue to enhance their conversations with our high net worth clients, helping clients identify their financial goals and delivering solutions specific to their financial needs.
–	A Business Banking training curriculum designed to educate business advisors in the areas of cash flow planning, financial analysis, and industry and business risk.
–	As Canada’s demographics evolve and more and more boomers near retirement, providing clients with retirement advice and planning is an important differentiator to capture the opportunity in the marketplace. CIBC has invested in enhancing retirement planning tools and building advisory capability, including supporting advisors in pursuing a new industry recognized retirement planning certification. In 2009, CIBC was the first Canadian bank to offer the Registered Retirement Consultant certification program, with 70 advisors graduating in the initial group to complete this highly specialized retirement planning program through the Canadian Institute of Financial Planning.

With tax-effective investment and savings strategies top of mind for Canadians looking to make the most of their money, CIBC offers tools and training to advisors on how to ensure clients can take full advantage of various tax-savings vehicles, including Registered Retirement Savings Plans (RRSPs), Tax-Free Savings Accounts (TFSAs) and Registered Education Savings Plans (RESPs), as well as tips to help with vacation properties and business transition planning.
     In 2010, we will continue to focus on financial and retirement planning tools and training, which will enhance CIBC advisors’ ability to address our clients’ increasing need for comprehensive financial advice.
Investing in greater access to enhance the client experience
CIBC’s branch network is already one of the largest in Canada and we are currently in the midst of a 5-year strategic plan to build, relocate or expand more than 70 branches in high growth communities across the country. In 2009 alone, we opened, relocated or expanded 41 branches — one of the most aggressive expansion plans in CIBC’s history — and we expect to complete this expansion program a full year ahead of schedule.
     As a leader in Sunday banking in Canada, we are offering clients the flexibility to talk with an advisor when it suits their schedule. Currently, CIBC offers Sunday banking at 46 branches in large communities across the country and Saturday banking at over 400 branches.
     Clients are increasingly banking with us through a variety of channels. We understand the importance of accessing advice and day-to-day banking services 24/7 online, by phone and through our network of more than 3,800 Automated Banking Machines (ABMs). In the four decades since CIBC revolutionized banking by introducing Canada’s first bank machine, we have made ongoing investments in improving our ABM capabilities. This year, as part of a multi-year plan, we replaced over 1,200 of our ABMs with new machines that consume less power while offering the latest technology, accessibility and security features.
     CIBC clients can choose to bank online from anywhere in the world on our award-winning website. With the majority of our clients accessing our advice and service through more than one channel, CIBC has continued its investment in offering strong web banking capabilities. For the second year in a row, www.cibc.com was rated “Best Consumer Internet Bank” in Canada and the “Best Online Consumer Credit Site” in North America by Global Finance magazine.
     Our clients also have around-the-clock access to their accounts and to CIBC products through Telephone Banking. Today, CIBC proactively makes almost two million calls to clients, in addition to managing over 60 million inbound client calls.
     With consumers now owning over four times as many cell phones globally as PCs, and twice as many as TVs, mobile banking is an emerging growth opportunity. CIBC has invested strategically in this area to ensure we are well positioned to leverage this dynamic channel on behalf of our clients as the market evolves.
Competitive products that meet our clients’ needs
CIBC’s advisory strength is underpinned by our broad range of highly competitive products. We continue to invest in enhancing and strengthening our product offer to ensure we can effectively meet the diverse saving, investment and borrowing needs of our clients as part of an overall financial plan.
     CIBC’s credit card business, which includes our premium Aerogold and Aventura Visa Infinite cards, is number one in Canada in outstanding balances. To date, we successfully implemented chip and PIN technology to almost four million credit cards and debit cards, enhancing card security and reducing the potential for fraud.
     With Canadians increasingly looking for ways to earn money, CIBC launched a number of new savings and deposit options in 2009

2009 Review
to better meet the needs of our clients:
–	The arrival of the federal government’s TFSA in January presented Canadians with the most significant new savings option since the RRSP. CIBC was early to market with the CIBC Tax-Free Savings Account and strong client response propelled CIBC to a leading position in TFSA assets among the major banks.
–	The Renaissance High Interest Savings Account, launched in spring 2009 through our brokerage channel, has been a popular choice for clients looking for a secure short-term savings vehicle offering liquidity and convenience combined with a higher earning potential.
–	With the changing economic environment, Canadian business owners have become even more focused on managing their cash flow and looking for opportunities to reduce expenses. To help business clients better manage their daily operations, CIBC introduced the CIBC Unlimited Business Operating Account, which offers our business clients unlimited transactions, such as withdrawals, account transfers and bill payments, with the certainty of a single, low monthly fee.
–	With 250,000 newcomers arriving in Canada each year, CIBC introduced an all-in-one banking solution to make it easier for new Canadians to establish a banking relationship. The CIBC Newcomer to Canada Plan includes free everyday banking for one year, a streamlined mortgage approval process, and a cash back offer on new safety deposit boxes.
–	CIBC was also the first financial institution in Canada to begin accepting China Unionpay cards, enabling clients to easily access China Unionpay accounts by using their cards at any CIBC ABM across the country.

–	For clients with disabilities and their families, we introduced the CIBC Registered Disability Savings Plan (RDSP). RDSPs allow funds to be invested on a tax-deferred basis until withdrawn and contributions to an RDSP may further be eligible for a federal grant.
The investments we are making continue to build our strong advisory capabilities, enhance our client experience and strengthen our competitive product offer.
CIBC has an extensive retail, wealth management and corporate banking presence in the Caribbean under the FirstCaribbean International Bank brand. FirstCaribbean is the largest, regionally-listed bank in the English and Dutch-speaking Caribbean, with over US$10.8 billion in assets and market capitalization of US$2.1 billion. FirstCarribbean has over 3,400 employees and 100 branches and offices in 17 countries.
     In 2009, FirstCaribbean launched a new business strategy designed to enhance its customer focus and shareholder value. At its core, the strategy is about building client relationships, and consists of five key elements:

–	Enhancing client value by deepening client relationships

–	Diversification of the bank’s income streams

–	Balance sheet management to optimize returns

–	Improved productivity and control to improve the speed and quality of service to clients, and

–	Leveraging the CIBC relationship to provide our clients with the benefits of being a member of the CIBC group
The Retail and Wealth group enhanced its product offering to clients by launching a new deposit suite in 2009 that provides clients with banking solutions designed to meet their banking needs. Working with British Airways, FirstCaribbean launched the British Airways Visa Platinum card that provides rewarding benefits to clients.
     Corporate Investment Banking was realigned and adopted a team approach for client coverage, designed to integrate the sales and service functions to provide seamless and high quality service to Corporate, International Corporate and Investment Banking clients.
     FirstCaribbean’s performance and client service in 2009 has brought it accolades from independent observers in the banking industry. It has been named Bank of the Year in Barbados and The Bahamas by The Banker magazine, Best Bank in Barbados by Euromoney magazine and Best Bank in Barbados by Global Finance magazine.
     FirstCaribbean actively contributes to Caribbean communities where it operates. In addition to the volunteer efforts of its staff, FirstCaribbean dedicates 1% of its annual profits to community development initiatives.

Wholesale Banking
CIBC World Markets Inc. is the wholesale banking arm of CIBC. In support of our objective to be a premier client-focused, Canadian-based wholesale bank, we provide a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Strategy
The mission of CIBC’s wholesale banking business is to bring Canadian capital markets products to Canada and the rest of the world, and also bring the world to Canada.
Priorities

-	Grow with CIBC, aligning our business with the bank’s strategy

-	Focus on key clients and businesses

-	Emphasize our strong Canadian capabilities

-	Leverage our knowledge to provide other profitable activities, consistent with CIBC’s risk appetite

2009 Review
Operating Highlights

Net income (loss) after tax	Return on equity (ROE) (1)	Total economic capital	Non-interest expenses
($ millions)	(%)	($ billions)	($ billions)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.
Our goal is to be the premier client-focused wholesale bank based in Canada. We are committed to delivering excellent advice, service and value to our clients and consistent, sustainable returns to our shareholders. We work closely with all CIBC businesses to ensure our clients benefit from the scale of the CIBC franchise, the breadth of business and product offerings and the strength of our brand.
Consistent, sustainable performance over the long term
The difficult market environment of the past two years has transformed the global wholesale banking landscape. There are clear opportunities for banks that can make the changes necessary to adapt to this transformation. We are well positioned to take advantage of those opportunities. Our Wholesale Banking strategy comprises three distinct components: first, repositioning the business; second, execution of a client-focused business model; and third, acting on key growth opportunities.
     In early 2009, we completed a repositioning of our business that focuses on core activities that have performed well over many years, are a strong strategic fit and have growth potential. We have also exited activities that do not fit CIBC’s target risk profile.
     As we completed this repositioning, we shifted our focus to the execution of our strategy to drive additional value to our clients. The result has been consistent performance within a transformed marketplace. For the remainder of 2009 and into 2010, we are also focused on new business opportunities that will position us for growth into the future. These include:
–	Corporate lending as offered by our expanded Corporate Credit Products group;
–	A strategic and profitable approach to securitization that helps meet the needs of clients and is appropriately priced for risk;
–	Revenue growth opportunities in our Foreign Exchange Trading and Sales activities; and

–	Expanding the sale of capital markets products to retail clients.
CIBC’s wholesale banking arm is now comprised of seven strong risk-controlled businesses, focusing on Capital Markets and Corporate & Investment Banking capabilities. Capital Markets comprises: Fixed Income, Currencies & Distribution; Global Derivatives & Strategic Risk and Cash Equities. Corporate & Investment Banking comprises: Corporate Credit Products; Investment Banking; Real Estate Finance and Strategic Merchant Banking.
Recognized for our leadership
In 2009, CIBC was consistently recognized as an industry leader in a number of its core wholesale banking activities.
     We had a solid year in our capital markets activities, with a strong trading performance from our cash equities business.
     In 2009, we demonstrated our strength as a leading equity underwriter in Canada. We were sole underwriter in a series of equity financings for The Central Fund of Canada group totaling approximately US$471 million, lead manager and joint bookrunner in a $946 million IPO of Genworth MI Canada Inc., lead underwriter and joint bookrunner for a $345 million initial public offering by Dollarama Inc., and sole bookrunner for a US$1 billion cross border public offering of subordinate voting shares for Fairfax Financial Holdings Limited, the largest equity offering in that company’s history.
     In Fixed Income, Currencies and Distribution, we continued to build on our reputation as a leader in the Canadian corporate and government bond market. We led or participated in seven offerings of Canada Mortgage Bonds that raised more than $37 billion from global capital markets. In addition, we led or participated in a wide range of major corporate bond issues across a number of industries for clients such as Manulife Financial Corporation, TransAlta Corporation, Canadian Tire Corporation, Limited and Fortis Inc.
     Continued development of our foreign exchange business, consistent with CIBC’s risk appetite, coupled with volatile currency markets, also led to a strong performance in this key strategic activity for CIBC. We made material investments in our FX infrastructure, technology and client delivery capabilities.

     In Global Derivatives and Strategic Risk, we had a strong year as we continued to develop a strategic approach to new, risk-controlled opportunities. During the year, we launched a set of tradable indices that offer investors easier access to interest rate, commodities and currency futures contracts.
     In Corporate and Investment Banking, there were also notable wins.
     We expanded our credit capabilities by creating a new Corporate Credit Products team that services client relationships across the organization. This has resulted in an enhanced risk-controlled approach to our credit business that is providing a renewed source of revenue for Wholesale Banking. In 2009, we participated in a number of significant lending transactions and also had a leading role in innovative initiatives such as Brookfield Asset Management’s $1 billion Debtor-in-Possession Fund.
     We continue to provide clients with a full suite of resources to meet all of their investment banking requirements. For example, we acted as senior co-manager in Teck Resources Limited’s US$4.2 billion multi-tranche issuance of senior secured notes. This is the largest high-yield offering in the U.S. since 2007 and one of the largest ever debt financings completed by a Canadian company. The issuance related to Teck’s US$13.9 billion acquisition of Fording Canadian Coal Trust’s assets last year for which CIBC acted as an advisor and lead debt arranger. In addition, our Investment Banking and Cash Equities groups played lead roles in the combined $2.1 billion public offering of ING Groep’s entire 70% stake in ING Canada.
     We are committed to supporting our clients by combining market expertise with connectivity among our businesses domestically and in select markets around the world. By combining the capabilities of our Calgary industry group with support from our Toronto M&A team, we successfully acted as Financial Advisor to Suncor Energy Inc. for its $59 billion merger with
Petro-Canada.
     In the United States, our Real Estate Finance business positioned itself strongly for emerging opportunities as we monitored the difficult conditions that continued in this market throughout 2009.
Industry awards
U.K.-based ACQ magazine named CIBC “Investment Bank of the Year —North America” for its continued leadership in M&A advice. In addition, Thomson Reuters once again ranked CIBC as the top M&A firm in Canada in 2008, according to their annual league tables. We advised on more deals worth more in value than any other M&A advisor.
     CIBC’s first covered bond offering, completed in 2008, was named “Securitization Deal of the Year” by International Finance Law Review. It was recognized as the most innovative and creative of all of the securitization deals done across the Americas. In the annual ranking of Prime Brokers in Global Custodian’s 2009 Prime Brokerage Survey, CIBC achieved the highest response rate and scored exceptionally well in all key categories, including a number one ranking in value.
Using technology to meet evolving client needs
Wholesale Banking is committed to supporting our clients by combining exceptional market expertise with the latest technology platforms and services.
     Application of technology is critical to the execution of our client-focused strategy. CIBC continues to differentiate its product offerings to our corporate, financial and retail clients by fully embracing electronic delivery as a key competitive advantage. This is already having a direct impact on the performance of our trading businesses, which was strong throughout the year. During 2009, electronic trading helped solidify our position as a leading equity trader on the TSX. In 2009, we ranked number one by both volume and value, a marked improvement over previous years.
     In addition, CIBC was highlighted as the stand-out Canadian bank-owned dealer in algorithms, direct market access and equity portfolio trading desk coverage by Canadian asset managers, as reported in the Forefactor 2008 Buy-Side survey — Perspectives on Algorithm and Electronic Trading in Canada. We ranked as the top Canadian bank-owned dealer for algorithmic trading and number two Canadian bank-owned dealer in direct market access.
     Our Capital Markets businesses implemented several new technology initiatives during 2009 that support the needs of our clients. In addition to these initiatives, other major technology projects are in progress and will be delivered in 2010. These improvements substantially enhance client relationships, risk management and decision support capabilities.

Public Accountability Statement
This Statement has been published by CIBC and the following affiliates of CIBC: CIBC World Markets Inc.; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Ltd.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

Our Clients
CIBC is committed to providing accessible, affordable banking, while protecting our clients and shareholders through strong governance practices. Being a leader in client relationships includes providing advisory solutions, and products and services that address the needs of our diverse clients.

Public Accountability Statement
Making banking easier for our clients
CIBC offers a wide range of products, services and banking choices that enable us to meet the diverse needs of more than 11 million clients. We continue to look at ways to make banking as simple and as manageable as possible for them.
     In addition to our extensive branch network, CIBC clients have convenient 24/7 access to financial services through our top-rated online banking site, our highly competitive direct brokerage, our award-winning automated telephone banking capability and our network of more than 3,800 ABMs, the second largest of the Canadian banks.
     Our online banking site, which enables clients to conduct banking transactions from their home, office, or anywhere they can get a secure connection with a few clicks of a mouse, was enhanced this year with new features that make it even simpler and faster for clients to bank online. For example, clients can now make up to 25 bill payments at one time and view a longer bill payment history.
     A simple toll free call to CIBC Telephone Banking enables clients to speak to a financial services representative in English, French, Cantonese or Mandarin from the comfort of their home or office. Clients can get information about their accounts and access new products, including chequing and savings accounts, mortgages, lines of credit, loans and investments. This year we added TFSAs and Registered Disability Savings Plans (RDSPs) to the list of accounts clients can open over the phone.
     Over the past two years we have replaced almost 30% of our ABMs with new machines that consume less power while offering clients the latest technology, accessibility and security features.
     We’ve also made it easier for clients to talk to us in person, by opening, relocating or expanding 41 branches across the country this year and extending hours at many others. CIBC clients have access to 1,069 bank branches across Canada, as well as 77 CIBC Wood Gundy branches and 174 President’s Choice Financial pavilions. Our clients now have the flexibility to bank on Sundays at 46 branches and on Saturdays at more than 400 branches.
     In order to better serve Canada’s diverse population, we offer service in multiple languages in many branches. On cibc.com, clients can explore the language capabilities offered at their branch using our branch locator functionality, access our Asian banking site and view advice for newcomers to Canada. This year, we introduced the CIBC Newcomer to Canada Plan, a convenient package of products that can help new immigrants get established and meet their banking needs in Canada.
Banking that’s accessible to everyone
Creating an environment that is accessible to all clients and employees is a priority for CIBC. We continue to make enhancements across the organization so that we can offer barrier-free facilities and services. For example, all new CIBC branches are designed to be fully accessible, including parking, ABMs and vestibule access, as well as counters that enable clients to sit while doing their banking.
     Since installing our first audio-enabled ABMs in 2002, CIBC has continued to enhance ABM accessibility. Today, our clients can use an Access for All ABM at almost every branch and an increasing number of our ABMs in retail locations. We have a multi-year plan to replace all ABMs with these machines, installed at wheelchair accessible height with headphone jacks for audio access, grab bars for mobility assistance and brighter lighting.
     CIBC clients can request statements in Braille and large print formats and have access to advanced speech recognition and teletype (TTY) technology through telephone banking. CIBC’s website cibc.com became the first banking site in Canada to receive CNIB Site Check certification for providing barrier-free web access to visually impaired users. CIBC will make a sign language interpreter available to assist hearing-impaired clients who have complex banking needs, when other options are not feasible.
     Our new Registered Disability Savings Plan (RDSP) allows Canadian residents eligible for the Disability Tax Credit, and in certain cases their parents and other eligible contributors, to invest up to $200,000 in a tax-deferred plan.
     Clients also have access to mobile mortgage representatives to discuss their mortgage needs in the comfort of their home or office.

Providing affordable banking solutions
CIBC’s wide range of products and advisory solutions include lower-cost alternatives like the CIBC Everyday chequing account and our no-annual fee credit cards, as well as competitive mortgage and lending rates.
     During the year we made the CIBC Dividend Platinum cash back rewards card more affordable and attractive for clients by waiving the annual fee for the first year.
     For more than 10 years, CIBC has offered clients low-cost banking solutions, such as the No Fee Bank Account and the Low-Cost Borrowing Account, through President’s Choice Financial (PCF), a co-venture with Loblaw companies. Clients can access PCF banking through in-store pavilions, ABMs, online and by telephone. CIBC began offering mutual funds to clients at select PCF pavilions in the Greater Toronto Area this year, with plans to expand to more locations early next year. PCF clients also have improved access to funds through an increased limit on their debit cards introduced this year for point-of-sale purchases.
     To help our clients better understand and manage their finances, achieve specific goals and plan for the future, CIBC offers free seminars at many locations. CIBC advisors and PCF representatives deliver mortgage seminars for clients looking to buy a home, offering tips on choosing the right mortgage and saving for a down payment. This year, CIBC also offered seminars to help clients understand the new Tax-Free Savings Account (TFSA).
     We recognize that there are situations where clients require immediate assistance managing their debt. CIBC has worked with clients one-on-one to defer loan payments, or help them restructure their debt to better manage over the short term, while keeping their long-term goals in mind.
     In tougher economic times, such as those experienced over the past year, CIBC goes a step further to help our clients who live in communities that are facing major set-backs such as the loss of a principal employer. We proactively reached out to our clients in several hard hit communities through public seminars on topics such as debt consolidation and debt repayment solutions, as well as offering strategies to help them best manage severance pay, and review potential early retirement options and pension benefits.
A smart start for children, youth and students
It’s never too early to start thinking about how to manage money and set financial goals. CIBC’s SmartStart program gets kids off to an early start, with free banking and valuable financial advice for clients 18 years of age and under. The program is designed to teach kids and young adults important tips on how to manage their money and ways to save through our interactive SmartStart for Kids website. Our new SmartStart for Kids activity book teaches young children basic banking terms and savings concepts.
     As kids grow and their financial needs evolve, the CIBC Advantage for Students offers those enrolled in a full-time post-secondary program free everyday banking, including free withdrawals at CIBC ABMs, no monthly fees and no limit on the number of monthly transactions. The CIBC Classic Visa Card for Students offers convenient access to funds with no annual fee and a $500 spending limit. Students can begin establishing a good credit history by paying off their balance in full each month and using the card for emergencies only.
     For mature students working towards a professional designation, CIBC offers the Professional Edge program to assist with access to funds for educational expenses such as tuition, books, equipment and living expenses. The program offers students a number of repayment options upon completion of their studies.
The CIBC 60 Plus Advantage
To help budget-conscious clients 60 years of age and older, the CIBC 60 Plus Advantage program offers special benefits, including free transactions and no monthly fee on the CIBC Everyday chequing account.
Meeting the financial needs of the Aboriginal community
Through a dedicated team of advisors, CIBC offers comprehensive financial services to meet the unique business and personal financial needs of Canada’s Aboriginal community. These services are provided through our national network of branches, including on-reserve locations. In July 2009, CIBC relocated a branch to a larger location on the Westbank First Nation reserve to offer greater flexibility, access and choice to clients in the Westbank community.
Access for All ABMs in
Branches — 3 year trend
Investing in accessibility: CIBC is committed to making banking easier and more readily accessible for visually and hearing impaired clients, the elderly and persons with restricted mobility through our investment in Access for All ABMs, as well as enhancements to our website and branches.

Public Accountability Statement
     Our advisors work closely with Aboriginal communities to assist with financial planning strategies for individuals and businesses. In addition to providing financial services, CIBC continues to offer the Aboriginal Personal Planning program, designed with the goal of enhancing financial self-sufficiency.
     In 2009, we proudly contributed more than $800,000 to organizations and programs that support Aboriginal communities across Canada. This was our 16th year as lead corporate sponsor of the National Aboriginal Achievement Awards, which recognize the brightest talents in Aboriginal communities.
Helping Canadian businesses succeed
We know that our clients work hard to make their business a success and we are committed to working with them to help them achieve their business and personal financial goals.
     To help business owners secure the funds they need to grow their businesses and manage their daily operations, CIBC enhanced the Small Business Homepower Line. This flexible borrowing solution enables business banking clients to leverage the home equity they’ve built over time in the name of their business. CIBC has also simplified its business account line-up to make it easier for business owners to choose the right account for their business, and launched the new CIBC Unlimited Business Operating Account offering unlimited transactions, such as withdrawls, account transfers and bill payments, as well as a deposit package for one low monthly fee.
     This year, we conducted business management seminars for clients in various communities providing economic updates and Tax and Estate Strategies for business clients. We also continued to build the capabilities of our small business advisors. For example, a learning program was developed to provide business advisors with up-to-date features of the Canadian Small Business Financing Program (CSBFP).
     CIBC also supports small businesses in Canada through contributions to the Advancing Canadian Entrepreneurship (ACE) Student Entrepreneur of the Year Award, the Canadian Women’s Foundation, Canada’s Outstanding Young Farmers’ Program and Junior Achievement of Canada. In addition, CIBC presents Entrepreneurship 101 at the MaRS Discovery District to introduce individuals with innovative ideas to the entrepreneurial process.
Respecting our clients
At CIBC, we are committed to treating our clients with respect by providing high quality professional client service, safeguarding our clients’ personal information and privacy, and hearing and responding to client concerns.
     Our Service Commitment to You details our focus on providing clients with service that exceeds their expectations and provides information on CIBC’s complaint escalation process to help our clients resolve any problems they may experience with us in a prompt and efficient manner. We make every effort to address client concerns promptly at the first point of contact where we do business with our clients. If a satisfactory resolution is not reached, the client is first referred to a trained Customer Care specialist, and then to the CIBC Ombudsman’s office.
     In addition, CIBC’s Your Privacy is Protected provides information to our clients about how CIBC is committed to respecting the privacy of its clients. Both these documents are available in our branches and online.
     To further safeguard our clients’ privacy, we’re incorporating the added security of chip technology, which uses an embedded microchip to encrypt information, into our debit cards, credit cards and ABMs, making it more difficult for unauthorized users to copy or access card data. To date, CIBC has added chip technology to all ABMs, issued 3.4 million chip-enabled credit cards and introduced chip technology to debit cards.
     CIBC credit card clients continued to take advantage of the enhanced protection provided by CIBC CreditSmart, a unique suite of free features that give clients the information and tools to make confident credit decisions, and offer increased security through credit report and fraud alerts. Enrolment in CIBC CreditSmart was up 27% in 2009.
     CIBC will continue to invest in enhanced programs, procedures and training to meet our commitment to clients.
     For information on branch openings and closings, ABM installations and removals and listed affiliates’ debt financing to firms in Canada, please refer to pages 182 to 185.

Our Employees
CIBC’s vision, mission and values are at the centre of our commitment to create an environment where all of our employees can excel.
CIBC focuses on the things that matter to our employees — access to career-growth opportunities, safe and healthy workplaces, effective training and development, and positive work/life balance – so that employees are able to perform at their best, contribute to their communities and fulfill CIBC’s vision to be the leader in client relationships.
CIBC’s commitment to diversity and equity, and its drive to contribute in a meaningful way to the communities in which it operates are keys to long-term success. The Richard Ivey School of Business was proud to partner with CIBC to create and launch ReConnect: Career Renewal for Returning Professional Women. With an increasing leadership talent gap in Canada, this innovative program is creating an outstanding and essential source of new leadership talent for Canada.
Carol Stephenson, Dean
Lawrence G. Tapp Chair in Leadership
Richard Ivey School of Business

Public Accountability Statement
Creating a positive employee experience
Our employees make it possible for CIBC to deliver consistent, sustainable performance over the long term. That is why we strive to create a positive experience and a supportive work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships.
     Obtaining annual feedback from employees across the organization about what they are experiencing and how they view CIBC at the corporate and business levels and within their own teams is important to our success. CIBC’s Employee Survey provides our leadership with insight so that we can continue to create an environment where all employees can excel. Employee participation in the 2009 survey reached a new high of 91%.
     The survey’s Employee Commitment Index, which measures the strength of our employees’ relationship with the organization, increased for the fourth consecutive year, reaching the highest score since the original index was introduced in 1998.
     Overall the results were very positive, continuing to increase year-over-year. In particular, the survey showed solid progress on questions related to our vision of being a leader in client relationships and our values of trust, teamwork and accountability.
     Our Code of Conduct is one of the many ways our values are reaffirmed. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. All employees are required to complete annual certification and testing on the Code.
     Another important part of creating a positive employee experience is our employment brand, “What matters to me”. The brand reinforces our ongoing commitment to our employees and is embedded in all of our programs and initiatives.
     Twenty-eight CIBC employees from across the organization were featured in a new national brand television advertising campaign celebrating CIBC employees’ commitment to their clients and their communities. In their own words, each of these employees talked about ‘who they are here for.’
     In addition to our commitment to employees, CIBC is dedicated to building a workforce that reflects the clients and communities we serve. For CIBC, diversity is one of the important elements that make our company strong.
     Representation goals are the targets for the representation of members of designated groups in each occupation, based on national labour market availability rates provided by Statistics Canada and adjusted to CIBC’s workforce. In 2008, Statistics Canada released new labour market availability rates based on the 2006 Census. CIBC’s representation goals also changed and in 2008 we exceeded our representation goals for women and visible minorities in our overall workforce as well as within senior management. We remain focused on growing our representation levels for all four designated groups.
     Our commitment to diversity is demonstrated throughout the year. It is highlighted each June during CIBC’s “Diversity Month”. This year’s activities included: our 17th annual Diversity Month “kick-off” celebration in Toronto; a celebration of National Aboriginal Day; a 48-hour Diversity Open House with Affinity Network displays at our INTRIA offices in Vancouver; and a reception to launch the 2010 National Aboriginal Achievement Awards, which will mark CIBC ‘s 17th year of sponsorship.
     In 2009 CIBC held our fourth diversity congress where we developed our three-year employment equity and diversity plan for 2010 to 2012. CIBC’s eight Affinity Networks, employee-led groups which support members of diverse communities, continue to grow and include more than 3,000 members. Our Affinity Networks play an important role by providing informal advice on the creation of a workplace that provides equity and opportunity for all employees.
     In 2009 we strengthened our relationship with the YMCA by
Workforce
representation
rates and goals
(as at Dec. 31, 2008)

%	Rate	Goal

Women	67.5	56.9

Visible minorities	25.4	21.4

Persons with disabilities	3.9	4.3

Aboriginal peoples	1.7	2.1

Senior management
representation
rates and goals
(as at Dec. 31, 2008)

%	Rate	Goal

Women	29.2	24.2

Visible minorities	11.8	8.7

Persons with disabilities	4.5	N/A	*

Aboriginal peoples	0.5	0.6

*	Statistics Canada does not have 2008 labour market availability rates for senior management (EEOG 1) for persons with disabilities. Accordingly, CIBC does not have a goal for this group.

expanding the CIBC YMCA Access to Opportunity program across the Greater Toronto Area and the Greater Vancouver Area. The program provides newcomers to Canada with free advice, information and the job skills that they need to better access financial services and find employment in Canada’s financial services sector. CIBC Connection to Employment, a component of the program, was recognized by the Canadian Society for Training and Development with a 2009 Canadian Award for Training Excellence in the WOW category. The award recognizes examples of training projects which are out of the ordinary, new and noteworthy and that go beyond what is expected. Seventeen of the graduates from the inaugural Toronto program have found employment with CIBC.
     In 2009 CIBC again sponsored ACCES Employment’s Speed Mentoring program to help newcomers start or resume their careers in Canada. Since 2006, CIBC has hired 11 graduates of ACCES’ Financial Services Connections program, which specifically supports newcomers with backgrounds in the industry.
     2009 also marked a second successful year for ReConnect: Career Renewal for Returning Professional Women, a program sponsored by CIBC in partnership with the Richard Ivey School of Business. This is the first executive development program in Canada specifically designed to help professional women re-establish their careers after taking time out of the workforce to pursue other activities.
     Three of our senior women executives were included in the Women’s Executive Network’s 6th annual listing of the Top 100 Most Powerful Women in Canada.
     Our commitment to diversity continues to be recognized externally. For the second consecutive year, CIBC was named by the editors of Canada’s Top 100 Employers and representatives from the Toronto Region Immigrant Employment Council (TRIEC) as one of Canada’s “Best Employers for New Canadians”. The honour recognizes companies for creating an inclusive workplace that allows newcomers to make the most of their skills and education in their new home.
     Creating a positive employee experience is also found in our continued focus on employee training and development — a critical element of success for both our employees and CIBC. Training is developed and provided to our employees based on four key guiding principles: alignment to business goals; impact to business results; consistency in employee experience across the organization; and long-term sustainability.
     To help our employees grow, develop and achieve their full potential as well as understand their accountabilities, we provide corporate-wide training and development programs in the areas of people management, regulatory and mandatory training, CIBC’s vision, mission and values, new employee orientation and core capabilities. In 2009, CIBC invested approximately $57 million in global training. For the second consecutive year, CIBC’s Corporate Mandatory Training and Testing program received the Silver Canadian Award for Training Excellence from the Canadian Society for Training and Development. This year, CIBC’s Manager Basics program was recognized in the Internal eLearning category.
     CIBC also recognizes the importance of engaging, retaining and developing our future leaders. Building on the success of our existing Talent Review Process, which includes one-on-one career interviews with all executives, we have expanded the process to include our highest level of non-executive employees. This enables CIBC to develop a more accurate understanding of succession opportunities and create developmental programs aimed at increasing our future executive capability. In addition, CIBC continues to develop its workforce analytics capabilities as a way of supporting business leaders to better understand how to leverage and manage our diverse workforce.
     To further enhance the employee experience, in 2009 CIBC introduced Anniversaries, a new service recognition program that celebrates employees as they reach significant milestones in their careers. Employees receive a service pin upon reaching milestones of
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
(as at Oct. 31)
Since it was launched in 2001, more than 14,000 employees have completed the Wellness Checkpoint, CIBC’s confidential online assessment tool that identifies health risks and provides information about achieving a healthier lifestyle and other general health resources information.

Public Accountability Statement
one, three and five years, and every five years thereafter. Recognition varies by milestone, and beginning at 15 years, employees can also choose from a variety of gifts or elect to have CIBC make a donation on their behalf. This contribution can be directed to any of the following organizations that align with our focus on youth, education and health: CIBC Children’s Foundation, Canada Company Scholarship Fund, Canadian Breast Cancer Foundation or United Way. In 2009, CIBC celebrated more than 10,000 employee anniversaries.
A focus on performance
Managing performance is key to building long-term, sustainable growth for our employees, clients and shareholders. In 2009, CIBC launched a redesigned Performance Management and Measurement (PMM) process to ensure employees are clear about expectations and how their individual goals support the goals of their line of business and CIBC overall, as well as CIBC’s vision, mission and values and adherence to CIBC’s policies and controls framework.
     The overall process includes establishing performance expectations, a mid-year check and a final year-end performance review. The PMM provides the opportunity for managers and employees to:
•	establish clear performance expectations not only in terms of what will be achieved but also how, ensuring alignment with CIBC’s vision, values and CIBC’s policies, guidelines, and controls;

•	share responsibility for success, which includes a focus on individual development in current roles throughout the year;

•	hold ongoing conversations about progress against goals and development as well as how to build on success or address any performance gaps; and

•	engage in a final year-end performance review.
With respect to compensation, pay-for-performance is the foundation of CIBC’s compensation philosophy. Most employees participate in variable compensation programs with individual awards based on i) the employee’s results against their individual performance goals, ii) line of business results and, iii) CIBC’s overall performance. Managers assess and evaluate employee performance against both their goals and their contribution relative to their peer group.
     In 2009, the CIBC group of companies paid over $2.3 billion in base salaries and benefits to our Canadian workforce. Approximately 70% of CIBC employees participate in the employee share purchase plan, which allows employees to participate as a shareholder of CIBC through investment in common shares.
     CIBC’s global turnover rate for permanent employees, excluding retirees, decreased to 12.9% in 2009. For detailed employment figures, see page 185.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits and programs that support the overall health, wellness and long-term financial security of employees. In 2009, CIBC introduced a new benefits brochure, which provides helpful real-life scenarios that employees can consider when selecting the benefits options that work best for them. Further, we delivered re-designed employee pension statements, which are easier to understand and customized to show key pension information.
     To assist in managing rising health-care costs, CIBC supports a smart consumer approach to employee health care. Employees are provided with information on CIBC-negotiated discounts, use of generic drugs and use of pharmacies with lower dispensing fees to proactively manage costs for themselves and for CIBC.
     In 2008, CIBC reported a Disabling Injury Incidence Rate of 0.27, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada.

Our Communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees. With a strategic focus on youth, education and health, and employee support for causes including the Canadian Breast Cancer Foundation CIBC Run for the Cure, the CIBC Children’s Foundation and United Way, CIBC is investing in the social and economic development of communities across the country.
“2009 marks the 13th year for CIBC as the title sponsor of the Canadian Breast Cancer Foundation CIBC Run for the Cure. The Foundation is proud of the partnership and the depth of commitment that has evolved with CIBC over the years. CIBC has encouraged and empowered its employees to support the Run through personal and corporate fundraising initiatives, as well as by taking on key volunteer roles in the execution of the event. We applaud their commitment as a champion of the cause and in supporting our vision of creating a future without breast cancer.”
Colleen Fleming
CEO, Central Office
Canadian Breast Cancer Foundation

Public Accountability Statement
Making a difference
In 2009, almost $27 million was contributed through the CIBC group of companies to charitable and non-profit initiatives in Canada. Of this, close to $20 million was for charitable donations, supporting a wide variety of national, regional and local organizations. To see examples of CIBC’s contributions to community organizations by province, see page 186.
Youth
Helping young people achieve their full potential is a priority.
CIBC Children’s Foundation
The CIBC Children’s Foundation is a registered charity responsible for distributing funds raised on CIBC Miracle Day, and was founded on the belief that by working with our clients, employees and children’s charities, we can make a difference to children in need.
     On the first Wednesday of December each year, CIBC’s wholesale banking sales and trading professionals and CIBC Wood Gundy Investment Advisors donate their fees and commissions to support charities dedicated to improving the health, well-being and education of children. On December 3, 2008, CIBC Miracle Day raised more than $3.1 million in Canada. Since its inception in 1984, Miracle Day has raised more than $190 million to benefit children in our communities around the world.
     In addition to CIBC Miracle Day, the CIBC group of companies contributed more than $4 million in 2009 to hundreds of initiatives that support mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with disabilities.
Helping children and parents
Ongoing support through a $1 million multi-year contribution to the Canadian Centre for Child Protection is helping to reduce the victimization and exploitation of children across Canada. CIBC’s investment will continue to raise awareness of the Centre and its safety initiatives to better educate children and parents about keeping their children safe from sexual abuse and exploitation.
     CIBC has supported Child Find Ontario for many years, featuring images of missing children on millions of credit card statement envelopes each year. This valuable program helps to increase awareness for missing children cases, and also helps generate information to the Child Find national tip line.
Education
CIBC is investing in education.
CIBC Youthvision Scholarship Program
Ten years ago, CIBC, in partnership with Big Brothers Big Sisters of Canada and YMCA Canada, created this program to address the academic and financial needs of students by encouraging them to pursue post-secondary education. CIBC provides funding for scholarships and internships to help young Canadians prepare for their future. Thirty scholarships, valued at up to $36,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 10. This program represents a multi-year commitment of more than $10 million. To date, 330 CIBC Youthvision Scholarships have been awarded to deserving young people across Canada.
     CIBC further contributes to the education of youth with an annual donation of $100,000 to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. CIBC’s total contributions of $1 million to date assists First Nations,
Contributions
in Canada
($ millions)
As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits – the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada
With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

Inuit and Métis students with their financial needs, helping them to pursue excellence in all academic disciplines.
     As well, CIBC continues to provide scholarship funding to the post-secondary education of children of fallen soldiers through its leadership donation of $1 million over 10 years to Canada Company.
     CIBC’s multi-year commitments to universities and colleges across Canada total more than $16 million. Of this, approximately $7 million is directed to bursaries and scholarships, helping students pursue post-secondary studies.
Helping newcomers to Canada
CIBC has been a committed supporter of Skills for Change, a non-profit organization providing learning and training opportunities for immigrants and refugees in Toronto. For the past 17 years, we have been the lead sponsor of their New Pioneers Awards which honour outstanding contributions by immigrants and refugees to the arts, community service, entrepreneurship, science and technology, and youth.
     A multi-year donation from CIBC has assisted in the building of the new Edmonton Rotary Centre for New Canadians which will provide short-term emergency and transitional housing for recently arrived refugees and immigrants along with access to social services.
     Ongoing funding to the Centre for Information and Community Services is enabling them to develop an Immigrant Resource Centre with a Youth Development Hub to help immigrant youth build self-confidence and skills through programs and training sessions.
Helping women
CIBC’s ongoing commitment of $1 million over seven years to the Canadian Women’s Foundation is helping low-income women become economically self-sufficient and break the cycle of violence. With funding from CIBC, the Canadian Women’s Foundation supports programs that provide practical on-the-job training, skills development and self-employment training that go beyond business basics to address other essential aspects of women’s lives like building self-esteem, networking, mentorship and securing child care.
     CIBC is helping women in Alberta build for tomorrow by funding Women Building Futures. Through skills and vocational training, women get the tools they need to train for a new career, gain financial independence, and change their lives in more ways than they ever imagined.
     The Minerva Foundation for BC Women received funding from CIBC to help women advance themselves by continuing their education. The women they support are single mothers, mature women returning to the workplace after a long absence, women in non-traditional fields of study, as well as immigrant and Aboriginal women.
Canadian Breast Cancer
Foundation
CIBC Run for the Cure
funds raised
($ millions)
Since its inception in 1986, the Canadian Breast Cancer Foundation has invested $170 million in breast cancer research, education and awareness programs.

Public Accountability Statement
Health
CIBC contributes to the health and well-being of Canadians.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
On October 4, 2009, $26.5 million was raised by 170,000 participants in 56 communities in the 18th annual Canadian Breast Cancer Foundation CIBC Run for the Cure. This is the largest single day, volunteer-led fundraising event for breast cancer research, education and awareness programs in Canada. We are proud of the contribution our employees have made to the Canadian Breast Cancer Foundation. The Foundation is the leading volunteer-led organization in Canada dedicated to creating a future without breast cancer.
     CIBC employees have been encouraged and empowered to support this flagship program through personal and corporate fundraising initiatives, as well as by taking on key volunteer roles in the execution of the annual event. In addition to the generous support of CIBC clients, in 2009, more than 13,000 members of Team CIBC, including employees, family, friends and volunteers helped to raise close to $3 million through pledges, fundraising and proceeds from the CIBC Pink Collection made available in CIBC branches. Over the years, Team CIBC has contributed more than $23 million to the Foundation.
     Further contributions to the health of Canadians include multi-year commitments of almost $19 million to hospitals and health research facilities across the country.
     In addition, Tour CIBC Charles-Bruneau raised $1,025,000 when 25 cyclists pedaled 600-kilometres across Quebec over four-days to help children with cancer. Of the total raised, CIBC clients and employees contributed $250,000 to help fund childhood cancer research and treatment at the Fondation Centre de cancérologie Charles-Bruneau.
Employee as Ambassador Program
CIBC fosters volunteerism among its employees and retirees and encourages community engagement through the Employee as Ambassador Program. Through this initiative, CIBC contributes up to $1,000 to charitable and not-for-profit community organizations where employees and retirees volunteer their time and expertise. In 2009, $675,000 was contributed on behalf of 1,010 employees and retirees who participated in this program.
United Way
CIBC has been helping to create stronger and healthier communities for families to live, work and raise their children through our longstanding annual contributions to United Way agencies across the country. United Way supports a broad range of social programs and services that are focused on critical areas within the community such as assisting families dealing with poverty, supporting people with a disability or health concern, helping newcomers with their transition to Canada, and keeping kids off the streets. Every year, CIBC employees and retirees demonstrate their support through personal donations and their volunteer efforts. The 2008 CIBC United Way campaign raised $7 million, which included a corporate donation of $2.9 million.
Employee as Ambassador
Program participation
(# of participants)
CIBC employees and retirees continue to make a difference through their volunteer spirit in communities across the country.

Our Environment
CIBC is committed to being an environmentally responsible organization. We demonstrate this through continued enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
“It is apparent that the environment continues to remain an area of key strategic focus for CIBC. This is underlined by CIBC’s performance on the environmental criteria that SAM uses as part of our review process to assess a company’s eligibility for inclusion on the Dow Jones Sustainability World Index. In 2009, CIBC’s environmental performance remained clearly above the global sector average, underlining its efforts to embed environmental responsibility in its core business processes.”
Marion Swoboda
Senior Equity Analyst, SAM Research AG

Public Accountability Statement
Environment matters — committed to environmental responsibility
     At CIBC, we acknowledge that as a large organization, we have an impact on the environment. We recognize that a sustainable environment is vital to the communities in which we operate, and we endeavour to be an environmentally responsible business.
     Our Corporate Environmental Policy was first approved by the Board of Directors in 1993 and, since that time, we have continually worked toward integrating environmental considerations into our core business activities.
     CIBC’s Environmental Risk Management group is responsible for the oversight of environmental matters, including monitoring, governance and communication of programs in support of CIBC’s environmental policy commitments.
     Environmental responsibility is practiced through the ongoing maintenance of CIBC’s environmental management standards and procedures in our lending and procurement activities. Environmental responsibility is also communicated to our employees through the CIBC Code of Conduct, which requires that all employees take reasonable care to ensure that our business activities are conducted in an environmentally prudent manner. Annual testing and certification of our employees is conducted to ensure that our employees adhere to the Code of Conduct.
     In 2009, we focused on further reductions to our operational ‘footprint’ through enhancements to our responsible lending practices, encouraging environmentally responsible procurement behaviour and facilitating disclosure and transparency by engaging with our key stakeholders.
Proactive environmental programs
We know that managing our energy use in a prudent manner is good for business and the environment. We proactively look to develop and implement programs that focus on reducing our environmental impacts, and help to build awareness of the resulting benefits.
     CIBC continues to strive towards improving the reporting of our environmental performance data. This year, with the assistance of a new service provider, our reported utilities consumption data was expanded to include our leased premises and is also presented on an energy intensity basis (i.e., energy use per unit of occupied floor space).
     This year, we launched an energy conservation program to promote energy conservation across our retail branch network. We are tracking the success of this effort through utility consumption metrics. This information is then shared with branch staff members to help them gauge the success of their efforts. As part of our communication plan, each branch was asked to identify an ‘Energy Awareness Champion’ to provide awareness, offer assistance and share success stories.
     Throughout 2009, we made progress on many energy conservation initiatives at CIBC owned and leased facilities, including: upgrades and adjustments to heating, ventilation and air conditioning control systems; improvements in lighting systems; and installation of timers on select lighting and exhaust air systems.
     This year, CIBC participated in the Canadian Green Building Council’s (CaGBC) pilot program for Leadership in Energy and Environmental Design (LEED) Complete. This program will assist us in benchmarking the performance of our owned buildings across Canada. The LEED standards will also help us to develop and implement building management solutions with measurable benefits. CIBC also joined the CaGBC in a new pilot initiative, for our existing retail branches, that allows us to apply their ‘Green Building Performance System’ standards against our utility and greenhouse gas emission data. This will assist us in identifying opportunities for energy performance improvement in our retail branch network. In addition, this year, we registered five LEED projects for new retail branches in Ontario.
     CIBC integrates sustainable design criteria into our building standards. For example, in 2009, CIBC brought together technology employees who were working across multiple locations to the
Energy consumption(1)

*	2008 reported energy consumption data has been revised to reflect a new data management system.
In 2009, we expanded our energy data reporting coverage and also now report on an energy intensity basis.
CO2 emissions
(thousands of tonnes)(1),(2),(3)

*	This also includes indirect emissions from the purchase of steam for heating and chilled water for cooling.
Since last year, CIBC’s carbon dioxide (CO2) emissions from employee business travel have decreased by over 25%.
Paper recycling
(tonnes)(4)
Since 2004, CIBC has securely shredded and recycled paper products from our North American branch and office locations.

(1)	Reported energy consumption data for 2008 and 2009 relates to over 95% of global occupied floor space and includes estimates where actual data is not currently available.

(2)	Based on the GHG Protocol Initiative. Emission factors from Environment Canada’s National Inventory Report 1990-2007 are used to estimate CO2 emissions from purchased electricity.

(3)	Employee business travel includes air, train and car travel for company business.

(4)	2007 and 2008 data have been restated to reflect a change in the supplier’s calculations.

Bell Trinity Square development in downtown Toronto. The move was an opportunity for CIBC to design and implement our most environmentally responsible workspace to date. The result is a number of environmentally responsible interior finishes, including: low-emission paint; Climate Neutral, Cool Carpet; and regionally manufactured and Forest Stewardship Council certified furniture, millwork and wood products.
     This new office space is more energy efficient through the use of Energy Star-rated equipment and appliances. In addition, more than 90% of the floor space at Bell Trinity Square has access to natural light, eliminating the need for task lighting at individual workstations and allowing for the use of ceiling fixtures that brighten and dim to adjust for optimum light levels. Meeting rooms also apply motion sensitive lighting, while individual ceiling lights are activated by motion sensors, significantly reducing energy usage during non-working hours. The heating, ventilation and air conditioning systems (HVAC) continually monitor the temperature, humidity and oxygen level on each floor and adjust to optimize levels throughout the day. Together, these efforts are expected to reduce annual energy consumption for the location by 30%.
     The purchase of green power is an important element of our Carbon Management Program. CIBC has purchased green power since 2003. In 2009, we entered into a new agreement with Bullfrog Power to purchase 2,100 MWh of low-impact renewable electricity to be used at branches in Alberta.
     CIBC is committed to programs to reduce waste and increase recycling and reuse efforts. We continue to implement a paper waste management procedure to ensure that all of our internal paper materials are securely collected, shredded and recycled across our North American premises.
     We continued to make progress on the paper reduction front. Examples include lowering the weight of our marketing paper stock, and offering paperless recordkeeping to our clients. Internally, we have continued to increase the number of multifunctional devices across our operations, allowing for more double-sided printing and reduced energy consumption.
Responsible lending and investing
     CIBC has been committed to the formal evaluation of environmental risks as an integral component of transactional due diligence since the early 1990s. Our Environmental Credit Risk Management Standards and Procedures, adopted in 2007, replaced previous guidance and apply to small business, commercial, corporate, merchant and investment banking activities.
     Through CIBC’s due diligence processes, clients understand the importance that we attach to evaluating environmental risk factors as part of our transactional due diligence, including issues such as biodiversity and climate change.
     We follow the environmental and social screening criteria specified in the Equator Principles in the assessment of all applicable project financing transactions involving projects with a capital cost of US$10 million or more. No new project finance transactions, to which the Equator Principles would apply, were completed by CIBC in 2009.
Environmentally responsible procurement
CIBC endeavours to purchase products and services from environmentally conscious suppliers, as described in our Environmentally Responsible Procurement Standard.
     The Standard has an environmental evaluation form that is used at the start of a supplier relationship and includes reporting criteria related to suppliers’ environmental management systems and product-specific questions. These include criteria related to energy efficiency, efficient use of natural resources, recycling options, product take-back options and conditions to promote ecologically sustainable forest practices.
     CIBC remains focused on sourcing competitively priced
Paper use by category
(tonnes)

*	2008 data has been restated to reflect an increase in reported usage.
Since last year, CIBC has reduced paper usage by 3%. In addition, CIBC has increased the use of Forest Stewardship Council (FSC) certified paper stock to 73%.
Environmental risk assessment
(# of transaction reviews)
Since 2007, the number of transactions referred to CIBC Environmental Risk Management for specialized environmental credit reviews has increased by 15%.
Client choice in recordkeeping
(cumulative — thousands)
For several years, CIBC has been promoting paperless recordkeeping for our deposit account clients for their convenience and to encourage less paper usage.

Public Accountability Statement
environmentally responsible paper options, with a preference for Forest Stewardship Council (FSC) certified stock. In 2009, CIBC increased its use of FSC-certified paper to 73% of paper used.
Continuous improvement through engagement
At CIBC, we know that engagement with our stakeholders on environmental matters is fundamental to maintaining a progressive and successful environmental management program. Since the early 1990’s, we have had ongoing engagement with our key stakeholders to help us better understand their concerns and to help us improve our Corporate Environmental Management Program.
     Where relevant to our business activities, we welcome dialogue and actively participate in external forums on environmental issues. We engage in a variety of national and international environmental associations, to share best practices and to stay apprised of environmental issues relevant to the financial services industry. This includes the United Nations Environment Programme’s Finance Initiative (UNEP FI). In 2009, CIBC actively participated in the UNEP FI’s North American Task Force, which commissioned an important study on examining the role of the financial sector in commercial green building development.
     This year, we were once again a signatory to and participant in the Carbon Disclosure Project (CDP). For a third year in a row, the Conference Board of Canada recognized CIBC as a Climate Disclosure Leader, one of only five low carbon impact sector companies in the 15-company leadership group, per the Carbon Disclosure Project Report 2009-Canada 200.
     For more information on CIBC and the environment, visit www.cibc.com/environment or e-mail env@cibc.com.
Reuse of refurbished office furniture
(# of pieces)
CIBC has a long history of actively reusing its office furniture. Since 2005, the first year we began monitoring such items, we have diverted 32,798 pieces of office furniture from landfills.
Computers for Schools donations
(# of computer components)
CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program that started in 1993.
Climate neutral carpet — installations
(thousands of square metres)
Since 2004, CIBC has installed a total of 231,000 m2 of Climate Neutral, Cool Carpet tile. As a result, approximately 3,500 metric tonnes of greenhouse gas emission reduction credits have been permanently retired by the supplier.

Governance
At the heart of CIBC’s governance structure is an experienced, independent Board of Directors committed to upholding strong governance principles, creating a culture of openness and transparency and leading in governance best practices.

Governance
Sustaining excellence in governance with an integrated framework
CIBC believes that embracing strong governance is the foundation to delivering against its strategic imperative of consistent and sustainable performance over the long term. The Board employs a comprehensive, integrated governance framework as the basis for its oversight responsibilities of the management of the business and affairs of CIBC. This framework includes a capable and qualified Board of Directors with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.
     The following diagram provides an overview of CIBC’s integrated governance structure:
The framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. The Board continually reviews the effectiveness of the governance structure and is committed to evolving that structure to ensure it serves as the keystone for sustaining excellence in governance in the future.
Continually evolving governance practices to remain at forefront
As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and any new developments in regulations, and that we remain at the forefront of governance best practices. In the spirit of openness and transparency, CIBC posts these practices and principles on our corporate website at www.cibc.com.
     The Statement of Corporate Governance Practices describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document describes the Board’s policy on Board composition, director nomination and tenure, Board independence and education, as well as director and executive compensation and management succession.
     The Board and management of CIBC recognize the importance of consistent and timely communication with CIBC’s stakeholders. The CIBC Disclosure Policy explains CIBC’s disclosure philosophy and practices for disclosing material information to the market and outlines roles and responsibilities of various individuals and groups at CIBC relating to the release of material information. The Policy is intended to minimize the risk of unauthorized, inconsistent or selective disclosure.
Fostering a culture of integrity and personal accountability
In accordance with our commitment to nurture a governance culture of integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors intended to foster a strong ethical culture and to protect our clients, our employees and CIBC.
     The CIBC Code of Ethics for Directors applies to all members of CIBC’s Board of Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business interests of CIBC, maintain CIBC’s reputation for integrity, and foster compliance with applicable legal and regulatory obligations. Directors are required to certify their compliance with the Code each year.
     The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct to ensure they understand its requirements. The Board reviews and approves changes to this Code each year.
     All CIBC employees are encouraged to come forward with any concerns. In keeping with our commitment to open and honest communications, employees are expected to report any irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Concerns can be reported in confidence and anonymity to any CIBC executive, director or through the confidential CIBC Ethics Hotline. Employees who report suspected contraventions in good faith are protected from retaliation or adverse employment action.

Meeting and exceeding compliance requirements
As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements. CIBC voluntarily complies with many of the NYSE’s governance rules. Some of those rules, with which CIBC does not voluntarily comply, are different from those that apply to CIBC in Canada. A summary of these differences is available on our corporate website at www.cibc.com.
Committed to ongoing Board renewal
We recognize the importance of having a complement of Board skills, experience and competencies. Using our competency matrix, we assess annually the individual skills and contributions of each director to ensure the Board has the appropriate balance of qualifications and skills to effectively address CIBC’s evolving needs.
Supported by an effective committee structure
The CIBC Board of Directors has worked hard to align its governance and risk management philosophies and structure to support our broader long-term strategic imperative of consistent and sustainable performance over the long term.
     As part of its overall responsibilities, the Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. Below is a list of these committees and a brief summary of the key responsibilities of the committee members. The Board committee mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, J.P. Manley, J.L. Peverett, R.W. Tysoe (Chair)

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: B.S. Belzberg, J.H. Bennett (Chair), G.F. Colter, J.P. Manley, R.W. Tysoe

Management Resources and Compensation Committee
•    Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans and succession planning for the senior executive team.

Members: B.S. Belzberg (Chair), L. Desjardins, W.L. Duke, G.D. Giffin, L.S. Hasenfratz

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite;

• Oversees the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: G.F. Colter (Chair), P.D. Daniel, N.D. Le Pan, L. Rahl, R.J. Steacy

Management Committee	Key Responsibilities

Asset Liability Committee	• Reviews CIBC’s key risks and implications for balance sheet and liquidity management.

Capital and Risk Committee
•    Focuses on the strategic assessment of risks and mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating new proposed business strategies; monitoring performance and risk profile against risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Disclosure Committee
•    Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC’s quarterly and annual financial reports.

Governance and Control Committee
•    Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

Reputation and Legal Risks Committee	• Provides management oversight of reputation and legal risks associated with transactions between CIBC and its clients.

Governance
Board of Directors
Charles Sirois C.M., O.Q. (1997)
Chair of the Board
CIBC
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Brent S. Belzberg (2005)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Mississauga, Ontario, Canada)
Patrick D. Daniel (2009)
President and Chief Executive Officer
Enbridge Inc.
(Calgary, Alberta, Canada)
Luc Desjardins (2009)
Equity Partner
The Sterling Group, LP
(Montreal, Quebec, Canada)
William L. Duke (1991)
President
Annandale Farms Inc.
(Kenosee Lake, Saskatchewan,
Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
Nicholas D. Le Pan (2008)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C., O.C. (2005)
President Designate
Canadian Council of Chief Executives
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Jane L. Peverett (2009)
Corporate Director
(West Vancouver, British Columbia,
Canada)
Leslie Rahl (2007)
Founder and Managing Partner
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Robert J. Steacy (2008)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
Corporate Director
(Jupiter, Florida, U.S.A.)
Senior Executive Team
Gerald T. McCaughey
President and Chief Executive Officer
Sonia Baxendale
President, CIBC Retail Markets
Michael Capatides
Chief Administrative Officer
and General Counsel
Administration
Ron Lalonde
Senior Executive Vice-President
Technology and Operations
Richard Nesbitt
Chairman and Chief Executive Officer
Wholesale Banking
Richard Venn
Senior Executive Vice-President
Corporate Development
David Williamson
Chief Financial Officer
Finance
Tom Woods
Chief Risk Officer
Risk Management
Senior Officers
David Arnold
Executive Vice-President
Finance Business Support
Finance
Geoff Belsher
Managing Director
Investment Banking
Wholesale Banking
Mike Boluch
Executive Vice-President
Technology
Technology and Operations
Gary Brown
Managing Director
U.S. Region/Risk Wholesale Banking
Wholesale Banking
Tim Carrington
Managing Director
Global Derivatives and Strategic Risk
Wholesale Banking
Michelle Caturay
Vice-President
Corporate Secretary and Associate
General Counsel
Administration
Harry Culham
Managing Director
Fixed Income, Currencies &
Distribution
Wholesale Banking
Colette Delaney
Senior Vice-President
GICs, Deposits & Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Retail Distribution and
Wealth Management
CIBC Retail Markets
Laura Dottori-Attanasio
Managing Director
Corporate Credit Products
Wholesale Banking
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Executive Vice-President
Marketing, Communications and
Public Affairs
Administration
Warren Gilman
Managing Director
Asia-Pacific Region
Wholesale Banking
Kevin Glass
Executive Vice-President
Finance Shared Services
Finance
Michael Higgins
Managing Director
Real Estate Finance
Wholesale Banking
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
Andrew Kriegler
Senior Vice-President
and Treasurer
Finance
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance, Commercial
Banking & Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations and INTRIA
Technology and Operations
Anil Mathur
Senior Vice-President
and Chief Auditor
Internal Audit
Administration
Kimberley McVittie
Vice-President
Ombudsman
and Chief Privacy Officer
Administration
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Administration
Jacqueline Moss
Executive Vice-President
Human Resources
Administration
Ted Nash
Managing Director
Merchant Banking
Wholesale Banking
John Orr
Chief Executive Officer
FirstCaribbean International Bank
and Executive Vice-President
International Retail Banking
CIBC Retail Markets
Rik Parkhill
Managing Director
Cash Equities
Wholesale Banking
Kevin Patterson
Executive Vice-President
Governance and Control
Administration
Shuaib Shariff
Vice-President and
Chief Accountant
Finance
Scott Wilson
Managing Director
Europe Region
Wholesale Banking

CIBC Functional Groups

Functional Groups
Administration
                2010 Priorities

Administration comprises Human Resources, Legal, Corporate Security, Compliance, Control Division, Internal Audit, Corporate Secretary, Ombudsman, Privacy, and Communications and Public Affairs within CIBC.
Collectively, this division is responsible for the provision of legal advice across CIBC, leadership on governance and regulatory requirements, the communication of CIBC’s strategy and priorities internally and externally, the management of reputation and operational risk, and the creation of employee programs and policies that foster a positive employee experience and supportive work environment where employees can excel.
-	Maintain focus on mitigating future risks for CIBC

-	Provide proactive support, advice and services to business units to help them grow their businesses, improve the client and employee experience, and enhance CIBC’s reputation with key stakeholders while continuing to build pride in the organization

-	Work across CIBC to help further safeguard our clients’ information and provide an effective process for client dispute resolution

Corporate Development
Corporate Development is a key participant in creating long-term value for CIBC and its shareholders and in directing CIBC’s strategic planning process. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of strategic transactions.
-	Grow FirstCaribbean and CIBC Mellon earnings

-	Develop alternatives for non-core and/or underperforming businesses

-	Develop options for growth for CIBC

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision support processes. These services include financial, management and regulatory reporting, maintenance of accounting records, financial analysis and planning, tax planning and compliance, treasury, sourcing and payment processing, regular reviews of business line performance, corporate real estate and liaison with CIBC’s investors. In addition, Finance assists Corporate Development in providing financial advice regarding CIBC’s business opportunities and transactions.
-	Prepare for the 2011 industry change to International Financial Reporting Standards

-	Maintain strong partnerships across CIBC to help our leaders manage and grow their businesses through comprehensive financial information, value-added insight and advice

-	Continue to provide a proactive communication program that meets the needs of stakeholders

Risk Management
The management of risk is a fundamental element of CIBC’s imperative of consistent and sustainable performance over the long term. To support that goal, the Risk Management group plays a critical role in the management and control of CIBC’s risk exposure by:
-	Defining CIBC’s risk appetite and developing risk management strategies that are in alignment with the approved risk appetite and business strategy

-	Measuring, monitoring and controlling the credit, investment, insurance, liquidity, market, operational, reputation and legal risks to CIBC

-	Managing capital in partnership with Treasury, and together with Finance and CIBC’s business units, allocating resources toward activities with higher return and strategic growth
-	Further enhance risk management technology, particularly in our capital market businesses

-	Maintain a strong risk management culture in partnership with the business units

Technology and Operations
The Technology and Operations group spans the areas of technology operations and application delivery, governance and information security, as well as global operations and INTRIA — CIBC’s subsidiary company that provides items processing, currency and print services to CIBC and to other Canadian companies. This functional group manages and enhances the technology and operational processes that run CIBC’s businesses worldwide, as well as provides specialized service and advice to business partners.
-	Excellence in service quality

-	Relentless focus on improving technology and processes that support CIBC clients and employees

-	Protect CIBC’s reputation through strong risk management

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 30 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 2, 2009. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 179 to 181 of this Annual Accountability Report.

40	External Reporting Changes

41	Overview

41	Vision, Mission and Values

41	Our Strategic Imperative and Priorities

41	Performance Measurement

41	2009 Performance

42	Economic and Market Environment

42	Financial Overview

43	Significant Events

43	Outlook for 2010

44	Run-off Businesses and Other Selected Activities

44	Run-off Businesses

51	Other Selected Activities

53	Financial Performance Review

53	Net Interest Income and Margin

53	Non-interest Income

53	Trading Activities
53	Provision for Credit Losses

54	Non-interest Expenses

54	Taxes

54	Foreign Exchange

55	Fourth Quarter Review

55	Quarterly Trend Analysis

56	Review of 2008 Financial Performance

57	Non-GAAP Measures

58	Business Unit Allocations

59	Business Line Overview

59	CIBC Retail Markets

62	Wholesale Banking

64	Corporate and Other

65	Financial Condition

65	Review of Consolidated Balance Sheet

65	Capital Resources

70	Off-balance Sheet Arrangements
73	Management of Risk

73	Risk Overview

75	Credit Risk

81	Market Risk

85	Liquidity Risk

87	Strategic Risk

87	Operational Risk

88	Reputation and Legal Risk

88	Regulatory Risk

88	Environmental Risk

89	Accounting and Control Matters

89	Critical Accounting Policies and Estimates

93	Financial Instruments

94	Accounting Developments

95	Related-party Transactions

95	Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Run-off Businesses and Other Selected Activities”, “Financial Performance Review — Taxes”, “Business Line Overview”, “Management of Risk — Liquidity Risk” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2010” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and Environmental risk discussed in the “Management of Risk” section of this report; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

Management’s Discussion and Analysis
External Reporting Changes
The following is a summary of the external reporting changes adopted during the year.
Retrospective changes with restatement of prior period information
-	We changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking and realigned the businesses within CIBC Retail Markets and Wholesale Banking. The new reported businesses are as follows:
CIBC Retail Markets:
-	Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance

-	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

-	Wealth management — includes retail brokerage and asset management

-	FirstCaribbean

-	Other
Wholesale Banking:
-	Capital markets — includes cash equities, global derivatives and strategic risk, and fixed income, currencies and distribution businesses

-	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking

-	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
-	We moved the impact of securitization from CIBC Retail Markets to Corporate and Other.

-	We moved the provision for credit losses related to general allowance (excluding FirstCaribbean) to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other.

-	We replaced regular workforce headcount with full-time equivalent employees as a measure of the number of employees.

-	We reclassified intangible assets relating to application software from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
Prospective changes without restatement of prior period information
-	In the first quarter, we moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other.

Management’s Discussion and Analysis
Overview
CIBC is a leading Canadian-based global financial institution with a market capitalization of $23.8 billion and a Tier 1 capital ratio of 12.1%, both as at October 31, 2009. Through our two major operating groups, CIBC Retail Markets and Wholesale Banking, CIBC provides a full range of financial service products and services to almost 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have over 41,000 employees dedicated to helping our clients achieve what matters to them, delivering consistent and sustainable performance for our shareholders and giving back to our communities.
Vision, Mission and Values
CIBC’s vision is to be the leader in client relationships.
Our mission is to fulfill the commitments we have made to each of our stakeholders:
1.	Help our clients achieve what matters to them

2.	Create an environment where all of our employees can excel

3.	Make a real difference in our communities

4.	Generate strong total returns for our shareholders
Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.
Our Strategic Imperative and Priorities
CIBC’s strategic imperative is to deliver consistent and sustainable performance over the long term.
In support of this imperative, we are focused on three priorities:
1.	Market leadership in core businesses
-	Achieve and maintain no less than a #3 position, and targeting #1 or #2, in our core Canadian-based retail and wholesale businesses
2.	Balanced and actively-managed business mix
-	Grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings
3.	Industry-leading fundamentals
-	Underpin our core businesses with strong capital and funding, competitive productivity measures and sound risk management
Performance Measurement
To measure our progress against our priorities, we have established several financial and non-financial operating objectives.
     Given our strategic objective of consistent and sustainable performance over the long term, we measure our performance over a medium-term period of three to five years, which would typically represent a full business cycle.
     Our financial measures include quantitative targets for earnings per share growth, return on equity, capital strength, business mix, risk, productivity, our common share dividend payout, and total shareholder return. Our non-financial measures include objectives in the areas of client satisfaction, employee experience, community investment, environmental responsibility, and corporate governance.
2009 Performance
The last twelve months within the global financial services industry and for CIBC can be divided into two parts.
     From November 2008 through early March 2009, industry conditions remained very challenging around the world. Our results for the first half of the year were reduced by overall write-downs from our structured credit run-off portfolio and other market-related charges.
     While the consumer environment remained challenging, sustained improvement in industry conditions over the second half of the year supported stronger earnings.
     Through it all, CIBC remained focused on its priorities and made progress on many fronts.
     Our core businesses performed well, our structured credit and other run-off portfolios were managed down, our balance sheet is as strong as it has ever been and we continued to reduce expenses.
     We reported net income for 2009 of $1.2 billion. This result was a significant improvement over the net loss of $2.1 billion we reported in 2008 but below our record earnings level of 2007.
Business strength
CIBC Retail Markets reported net income in 2009 of $1.9 billion, down from $2.3 billion in 2008, primarily due to higher write-offs and allowances within the consumer credit portfolio as a result of the deteriorating economic environment in Canada.
     While managing the balance between growth and risk during a difficult economic environment, our retail business made significant investments in 2009 that position the business well for future growth. We opened, relocated or expanded 41 branches this year, one of our largest branch investment programs on record. We continued our targeted approach to extending branch hours and the upgrade of our ABM network, while also investing in our market-leading capabilities in online and telephone banking. We launched several new products for our clients, including chip-enhanced credit cards, TFSAs, a new high-interest savings account and an unlimited business operating account. We invested in new technology and tools to help our advisors better service our client needs and extend our focus in the area of advice.
     Our retail business continues to hold strong positions in the Canadian marketplace in most core product lines, including residential mortgages, consumer deposits and cards, where we are the industry leader in outstanding balances.
     We also continue to have the second largest combined branch and ABM network, as well as a leading online banking site for consumers.
     Wholesale Banking reported a net loss of $507 million in 2009 compared with a net loss of $4.2 billion in 2008. These results include items of note of $1.1 billion and $4.5 billion, respectively. The items of note consist primarily of write-downs within our structured credit run-off business which is managed apart from Wholesale Banking’s core and continuing businesses.
     Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million from its continuing businesses, reflecting progress against its strategy and the risk context the business set forth in 2008,

Management’s Discussion and Analysis
as well as a favourable operating environment in 2009. Our wholesale banking business continued to demonstrate market leadership in serving our core Canadian clients. We solidified our position as a leading equity trader by both volume and value on the Toronto Stock Exchange (TSX), a marked improvement over previous years. We also maintained strong positions in other core areas such as mergers and acquisitions, foreign exchange and government bond underwriting.
     While investing in our core Wholesale Banking strategy, we continued to actively manage and reduce our structured credit run-off exposure. We completed several transactions in 2009, including the sale or termination of underlying positions and commutations with financial guarantors. These actions mitigated losses in 2009 and have reduced the potential for future losses and volatility.
Productivity
Productivity continues to be a strategic priority at CIBC.
     In 2009, CIBC achieved its annual expense target for the fourth consecutive year.
     CIBC’s target for the past three years has been to hold non-interest expenses flat relative to annualized 2006 fourth quarter expenses, excluding exited/sold businesses and FirstCaribbean.
     We continue to target a median ratio of non-interest expenses to revenue within our industry group. While investing in the growth of select businesses, we will continue to adjust our infrastructure support activities for business changes and evolving market conditions.
Capital strength
While investing in our core retail and wholesale businesses, we continued to emphasize balance sheet strength.
     At a level of 12.1% at October 31, 2009, our Tier 1 ratio is well above our target and represents one of the highest levels of capital strength among North American banks.
     Our capital strength is a clear strategic advantage for CIBC. Beyond providing a prudent cushion for these uncertain times, it supports the investments we need to grow our core businesses and take advantage of future opportunities.
Economic and Market Environment
CIBC was affected by the recessionary climate that prevailed through the first three quarters of the fiscal year. Affected by a global economic slump and its impact on export volumes and prices, Canada’s economy went into a deep recession with associated increases in unemployment. Rising consumer bankruptcies led to losses in retail credit products in Canada. Recessions abroad led to higher losses on leveraged loans and U.S. real estate finance, and declining equity prices in the first half of the fiscal year cut into revenues in wealth management. Responding to the recession, the Bank of Canada continued to cut interest rates aggressively. Lower rates enabled continued volume growth in mortgages and other personal banking products. Corporate credit volumes were also aided by borrowers’ reduced access to lending by foreign bank subsidiaries and public debt vehicles during the global credit crunch that prevailed in the first half of the fiscal year, although short-term credit demand was slower than the prior year.
     The economic environment began to improve in the last two quarters of the fiscal year, initially in corporate debt and equity markets, and later showing early signs of a recovery in economic activity and employment. Our wholesale banking business benefited from increased new issuance activity and improved asset valuation. Increased activity in the housing market also supported retail mortgage lending volumes.
Financial Overview

$ millions, except per share amounts,
as at or for the year ended October 31	2009	2008	2007

Total revenue	$9,928	$3,714	$12,066
Net income (loss)	1,174	(2,060)	3,296
Per share — basic earnings (loss)	2.65	(5.89)	9.30
— cash basic earnings (loss)(1)(2)	2.74	(5.80)	9.38
Per share — diluted earnings (loss)	2.65	(5.89)	9.21
— cash diluted earnings (loss)(1)(2)	2.73	(5.80)	9.30
Dividends per share	3.48	3.48	3.11
Total assets	335,944	353,930	342,178
Return on equity	9.4%	(19.4)%	28.7%
Efficiency ratio	67.1%	n/m (3)	63.1%
Cash efficiency ratio (TEB)(1)	66.4%	n/m (3)	61.3%
Total shareholder return	21.1%	(43.5)%	20.2%
Share price	62.00	54.66	102.00

Tier 1 capital ratio(4)	12.1%	10.5%	9.7%
Total capital ratio(4)	16.1%	15.4%	13.9%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

(3)	Not meaningful due to the net loss in the year.

(4)	2009 and 2008 are based upon Basel II framework whereas 2007 was based upon Basel I framework.
Net income for the year was $1,174 million, compared to net loss of $2,060 million in 2008. The results for the year were impacted by certain significant items reported during the year as follows:
2009
•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business;

•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program;

•	$164 million ($106 million after-tax) of valuation charges related to certain trading and available-for-sale (AFS) positions in exited and other run-off businesses;

•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios;

•	$111 million foreign exchange gain ($7 million gain after-tax) on the repatriation of capital and retained earnings;

•	$107 million ($73 million after-tax) provision for credit losses in the general allowance;

•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$83 million ($56 million after-tax) loan losses in our leveraged loan and other run-off portfolios;

•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;

•	$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVA) against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts; and

•	$25 million ($17 million after-tax) interest income on income tax reassessments.

Management’s Discussion and Analysis
2008
•	$7.3 billion ($4.9 billion after-tax) loss on the structured credit run-off business;

•	$519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;

•	$414 million ($279 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;

•	$192 million ($130 million after-tax) of higher than normal severance accruals;

•	$177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios;

•	$125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;

•	$106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;

•	$75 million ($50 million after-tax) of CVA against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;

•	$56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and

•	$47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.
Revenue increased $6.2 billion primarily due to lower structured credit losses in the current year. CIBC Retail Markets revenue was down $40 million or less than 1% from 2008. Lower spreads in deposits, wealth management related fee income, and prepayment fees were mostly offset by volume growth in most lending products. Wholesale Banking revenue was up $6.4 billion from 2008 primarily due to the lower losses related to structured credit run-off activities. Higher capital markets revenue from derivatives, fixed income trading and equity issuances and higher income from U.S. real estate finance were partially offset by MTM losses in our corporate loan hedging program. The prior year benefited from MTM gains in the same program. Additionally there were higher foreign exchange gains on repatriation activities noted above.
     Provision for credit losses increased by $876 million primarily due to higher losses in the cards and unsecured personal lending portfolios driven by higher delinquencies and bankruptcies, higher losses in leveraged loans, other run-off and U.S. real estate finance businesses, and an increase in general allowance, all related to the difficult economic environment.
     Non-interest expenses decreased $541 million or nearly 8% primarily due to lower salaries, benefits and commissions, computer and office equipment, professional fees and advertising expenses, partially offset by higher performance-related compensation. The prior year expenses included higher than normal severance accruals and the impact of the sale of some of our U.S. businesses. Additional details on incentive compensation, including how risk has been factored into funding and allocation decisions, will be provided as part of the Compensation Discussion and Analysis section of CIBC’s 2010 Management Proxy Circular.
     Income tax expense for the year was $424 million compared to a benefit of $2,218 million in 2008, primarily due to lower structured credit losses noted above. The prior year also included an increase in our expected tax benefit relating to Enron-related litigation settlements, partially offset by taxes on the repatriation activities.
Significant Events
Structured credit run-off business
Our structured credit business within Wholesale Banking had losses, before taxes, for the year ended October 31, 2009 of $1.0 billion ($ 7.3 billion loss, before taxes, for the year ended October 31, 2008). We continue to reduce our exposures in this business through the termination of written and purchased credit derivatives. These activities are discussed in more detail in our “Run-off Businesses and Other Selected Activities” section.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital. See Note 18 to the consolidated financial statements for additional details.
Outlook for 2010
Both the Canadian and U.S. economies are expected to continue to recover in 2010, with Canada’s roughly 2% real GDP growth slightly above the U.S. At this early stage, the strength of the rebound is still uncertain, but is expected to be slower than the typical first year of recovery. U.S. consumer demand is still hampered by the impact of the past year’s housing wealth losses and labour market weakness, and Canada faces a drag on exports and related capital spending from a strong Canadian dollar. Low inflation risks and modest growth should keep interest rates very low by historic standards, providing a lift to Canada’s housing sector, while fiscal stimulus enacted in the prior year will maintain a high level of infrastructure spending.
     CIBC Retail Markets is expected to see higher growth in mortgages, cards and other credit products reflecting the impact of low interest rates. Continued higher unemployment levels will impact delinquencies in credit products. Personal bankruptcies should climb slowly and then level-off later in the year as the labour market recovers, while small business bankruptcies are likely to increase on the lagged impacts of the 2009 recession. Demand for investment products should be supported as confidence improves.
     Wholesale Banking should benefit from a healthy pace of issuance of equities and bonds, with governments remaining heavy borrowers and businesses taking advantage of strong capital markets. M&A activity could begin to pick up as confidence improves. Credit demand should be supported by inventory rebuilding, although the public debt market will be a competitive alternative for funding by larger entities. U.S. real estate finance could remain slow given an overhang of vacant properties. Corporate default rates could remain elevated on the lagged impacts of the past year’s recession.

Management’s Discussion and Analysis
Run-off Businesses and Other Selected Activities
Run-off Businesses
Given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities, which resulted in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged —
•	U.S. residential mortgage market (USRMM)

•	non-USRMM

Hedged —

•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — Losses (gains) before taxes

$ millions, for the year ended October 31	2009	2008

Trading(1)	$1,130	$7,100
Held-to-maturity (HTM)(1)	—	(50)
Loan(2)	(134)	—
Available-for-sale (AFS)	7	262

Total	$1,003	$7,312

(1)	2008 amounts have been restated to reclassify the HTM related funding costs previously included in trading to HTM.

(2)	HTM securities were reclassified to loans effective November 1, 2008 as a result of the recent amendments to accounting standards.
The loss for the year is a result of deterioration in the credit quality of financial guarantors and MTM losses for certain underlying assets, which resulted in further increases in CVA. These losses were partially offset by gains from restructuring of exposures to a financial guarantor and the Cerberus protection described below.
Reclassification of the exposures
As a result of the recent amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3855, we reclassified all HTM securities to loans effective November 1, 2008. Refer to Note 4 to the consolidated financial statements for further details.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at October 31	2009	2008

Notional
Investments and loans	$10,442	$10,304
Written credit derivatives(1)	22,710	30,931

Total gross exposures	$33,152	$41,235

Purchased credit derivatives	$32,257	$37,039

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
Cerberus transaction
In the fourth quarter of 2008, we transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM collateralized debt obligation (CDO) exposures while retaining upside participation if the underlying securities recover. As at October 31, 2009, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $545 million (US$504 million) and $264 million (US$244 million) respectively. The underlying CDO exposures had a fair value of $389 million (US$360 million) as at October 31, 2009. We recorded a gain of $189 million (US$145 million) on the limited recourse note during the year.
Commutation of USRMM contracts and restructuring with a financial guarantor
In January 2009, we commuted USRMM contracts with a financial guarantor (reported as counterparty “III”) for cash consideration of $105 million (US$86 million) and common equity valued at $15 million (US$12 million), (which was subsequently written off due to impairment during the year) for a total of $120 million (US$98 million). The total consideration was equal to the fair value of the net USRMM receivable at that time. As a result, we wrote down the gross receivable by $720 million (US$587 million) with a corresponding reduction of the related CVA of $600 million (US$489 million). The transaction had a negligible impact on our results. The underlying exposures that became unhedged as a result of the commutation were written credit derivatives with a notional of $386 million (US$315 million) and a fair value of $374 million (US$305 million) and securities with a notional of $357 million (US$291 million) and a fair value of $11 million (US$9 million) as at the transaction date.
     In July 2009, we commuted USRMM contracts with another financial guarantor (reported as counterparty “V”) for cash consideration of $207 million (US$192 million) and securities valued at $34 million (US$32 million), for a total of $241 million (US$224 million). In addition, our non-USRMM contracts with this counterparty were transferred to a newly created and capitalized entity. This commutation and restructuring activity resulted in a pre-tax gain of $163 million (US$152 million) and a significant reduction in the gross receivable and CVA. The underlying USRMM exposures that became unhedged subsequent to the commutation were written credit derivatives with a notional of $1,923 million (US$1,785 million) and a fair value of $1,690 million (US$1,568 million) and securities with a notional of $779 million (US$723 million) and a fair value of $78 million (US$72 million) as at the transaction date.

Management’s Discussion and Analysis
     As a result of the commutation in July 2009, we are considered the primary beneficiary of certain third-party structured CDOs and are therefore required to consolidate them. The consolidation resulted in $669 million of mortgage-backed and asset-backed securities, $421 million of FVO deposits, and related interest rate derivatives with a net negative MTM of $248 million, being recognized in the consolidated balance sheet as at October 31, 2009. Only our direct investments and exposures through written credit derivatives to these CDOs are included in the total exposures table on page 46 and the accompanying discussions.
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the trustee under the indenture for this CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. In the fourth quarter of 2009, the Lehman estate and the indenture trustees of certain other CDOs argued substantive motions during bankruptcy court proceedings in New York. While the Lehman estate has, as a matter of course, expressed its disagreement with the actions of the indenture trustee of the CDO that issued our VFN, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. We continue to believe the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.
Other changes in exposures
We undertook a number of transactions during 2009 to reduce our exposures, as noted below:
•	We terminated $5.0 billion (US$4.4 billion) of written credit derivatives in the correlation book resulting in a pre-tax loss of $1 million (pre-tax gain of US$1 million). Subsequent to this transaction, US$4.4 billion of purchased credit derivatives that previously hedged these positions became unmatched;

•	We terminated $2.1 billion (US$1.7 billion) of purchased credit derivatives with non-financial guarantors (MAV I and MAV II) and unwound written credit protection of a similar amount. As a result of the termination of the purchased credit derivatives, we received $252 million (US$202 million) of assets previously held as collateral. These transactions resulted in a pre-tax gain of $8 million (US$7 million);

•	We terminated $890 million (US$775 million) of written credit derivatives with exposures to commercial mortgage backed securities (CMBS) resulting in a pre-tax gain of $49 million (US$45 million). Subsequent to this transaction, US$775 million of purchased credit derivatives that previously hedged these positions became unmatched;

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $658 million (US$582 million);

•	We assumed $389 million (US$326 million) of CDOs with trust preferred securities (TruPs) collateral and unwound the related written credit derivatives of the same amount with negligible impact to our results;

•	We terminated $181 million (US$143 million) of written credit derivatives on non-USRMM exposures and unwound all our purchased credit derivatives with a financial guarantor (previously reported as counterparty X) with no impact to our results; and

•	We sold $159 million (US$145 million) of unhedged Warehouse —non-residential mortgage-backed securities (non-RMBS) assets resulting in a pre-tax gain of $51 million (US$47 million).
In addition to the above transactions, immediately subsequent to the year end, we terminated $3.5 billion (US$3.2 billion) of written credit derivatives with exposures to collateralized loan obligations (CLOs) and assumed the related securities of the same amount. We also entered into a funding transaction for similar assets in the amount of $1.9 billion (US$1.8 billion) with the same counterparty. These transactions resulted in a pre-tax loss of $4 million (US$4 million), which will be recognized in the three-month period ending January 31, 2010.

Management’s Discussion and Analysis
Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. The table below excludes the Cerberus protection on our USRMM exposures.

US$ millions, as at October 31, 2009

	Exposures(1)					Hedged by				Unhedged
				Written credit derivatives						USRMM
				and liquidity and
	Investments & loans(2)			credit facilities(3)		Purchased credit derivatives and index ledges
			Carrying			Financial guarantors		Others		Net
	Notional	Fair value	value	Notional	Fair value(5)	Notional	Fair value(4)(5)	Notional	Fair value(4)(5)	exposure(6)

Hedged
USRMM
Other CDO	$524	$35	$35	$415	$390	$588	$533	$351	$346

	524	35	35	415	390	588	533	351	346
Non-USRMM
CLO	207	187	187	7,827	566	7,771	570	263	24
CLO loans(7)(11)	5,724	5,019	5,197	—	—	5,521	453	235	22
Corporate debt	—	—	—	9,721	332	2,559	97	7,166	245
Corporate debt (unmatched)						4,400	47
CMBS	—	—	—	2	2	2	2	—	—
CMBS (unmatched)						775	622
Others	240	80	80	1,612	589	1,435	708	452	44
Other loans(8)(11)	698	315	438	—	—	697	381	—	—
Other unmatched purchased credit derivatives	—	—	—	—	—	—	—	42	—

Total Hedged	$7,393	$5,636	$5,937	$19,577	$1,879	$23,748	$3,413	$8,509	$681

Unhedged
USRMM(9)
Super senior
CDO of mezzanine RMBS	$1,192	$67	$67	$2,187	$1,977	$—	$—	$—	$—	$277
Warehouse — RMBS	248	2	2	—	—	—	—	—	—	2
Various	244	1	1	315	288	—	—	—	—	28

	1,684	70	70	2,502	2,265	—	—	—	—	$307
Non-USRMM
CLO	66	19	19	97	7	—	—	—	—
CLO loans(11)	213	195	204	—	—	—	—	—	—
Corporate debt	168	111	111	—	—	—	—	—	—
Montreal Accord related notes (3)(10)	401	207	207	277	n/a	—	—	—	—
Third-party sponsored ABCP conduits(3)	154	154	154	61	n/a	—	—	—	—
Warehouse — non-RMBS	10	—	—	—	—	—	—	—	—
Others(3)	180	173	173	196	1	—	—	—	—
Other loans(11)	173	156	149	—	—	—	—	—	—

Total Unhedged	$3,049	$1,085	$1,087	$3,133	$2,273	$—	$—	$—	$—

Total	$10,442	$6,721	$7,024	$22,710	$4,152	$23,748	$3,413	$8,509	$681

Oct. 31, 2008	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931	$1,195

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$868 million with fair value of US$865 million in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$487 million, fair value US$485 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$245 million, fair value US$242 million), and Government National Mortgage Association (Ginnie Mae) (notional US$136 million, fair value US$138 million). Trading equity securities with fair value of $1 million, issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional $261 million and fair value $39 million, as at October 31, 2009.

(3)	Liquidity and credit facilities to Montreal Accord related notes amounted to US$277 million, third party non-bank sponsored asset-backed commercial paper (ABCP) conduits amounted to US$61 million, and to unhedged other non-USRMM amounted to US$15 million.

(4)	Gross of CVA for purchased credit derivatives of US$2.0 billion.

(5)	This is the gross fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(6)	After write-downs.

(7)	Investments and loans include unfunded investment commitments with a notional of US$247 million.

(8)	Represents CDOs with TruPs collateral.

(9)	As at October 31, 2009, the rating for the RMBS was non-investment grade.

(10)	Includes estimated USRMM exposure of $104 million as at October 31, 2009.

(11)	Reclassified from held-to-maturity to loans effective November 1, 2008 as a result of the recent amendments to CICA handbook section 3855. See Notes 1 and 4 to the consolidated financial statements for further details.

n/a Not applicable.

Management’s Discussion and Analysis
Purchased protection from financial guarantors
(USRMM and non-USRMM)
The total CVA charge for financial guarantors was $1.1 billion (US$846 million) for the year. As at October 31, 2009, CVA on credit derivative contracts with financial guarantors was $2.2 billion (US$2.0 billion) (October 31, 2008: $4.6 billion (US$3.8 billion)), and the fair value of credit derivative contracts with financial guarantors net of valuation adjustments was $1.5 billion (US$1.4 billion) (October 31, 2008: $2.3 billion (US$1.9 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we also have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at October 31, 2009, these positions were performing and the total amount guaranteed by financial guarantors was approximately $75 million (US$69 million).
     The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at October 31, 2009
							USRMM related			Non-USRMM			Total

			Moody’s											Fair
	Standard		Investor		Fitch			Fair			Fair			value
Counterparty	& Poor’s		Service		Ratings		Notional	value(1)	CVA	Notional	value(1)	CVA	Notional	less CVA

I(5)	BB+	(2)	B3	(2)	—	(4)	$64	$44	$(33)	$1,503	$763	$(568)	$1,567	$206
II	CC	(11)	Caa2	(3)	—	(4)	524	489	(385)	1,644	468	(369)	2,168	203
III(6)	CC	(2)	Caa2	(7)	—	(4)	—	—	—	1,477	165	(136)	1,477	29
IV	—	(4)	—	(4)	—	(4)	—	—	—	2,169	211	(174)	2,169	37
V(5)	—		—		—		—	—	—	2,636	187	(47)	2,636	140
VI	A	(2)(9)	Ba1		AA	(2)	—	—	—	5,200	108	(27)	5,200	81
VII	AAA	(2)	Aa2	(8)	AA-	(2)	—	—	—	4,884	524	(96)	4,884	428
VIII	AAA	(2)	Aa3	(2)	AA	(2)	—	—	—	1,427	180	(35)	1,427	145
IX	BBB-	(2)(10)	Ba1		—	(4)	—	—	—	2,220	274	(139)	2,220	135

Total financial guarantors							$588	$533	$(418)	$23,160	$2,880	$(1,591)	$23,748	$1,404

Oct. 31, 2008							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

(1)	Before CVA.

(2)	Credit watch/outlook with negative implication.

(3)	Watch developing.

(4)	Rating withdrawn.

(5)	Counterparties I and V were restructured in February and July 2009, respectively, with part of its businesses transferred to new entities.

(6)	Counterparty III was restructured in January 2009.

(7)	Rating withdrawn subsequent to October 31, 2009.

(8)	Downgraded to Aa3 subsequent to October 31, 2009.

(9)	Downgraded to A- subsequent to October 31, 2009.

(10)	Downgraded to BB subsequent to October 31, 2009.

(11)	On positive watch subsequent to October 31, 2009.
The reference assets underlying the protection purchased from financial guarantors are as follows:

US$ millions, as at October 31, 2009
	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt		CMBS		Others	Total

I	$64	$529	$—		$777	(1)	$197	$1,503
II	524	864	—		—		780	1,644
III	—	1,357	—		—		120	1,477
IV	—	1,900	—		—		269	2,169
V	—	2,636	—		—		—	2,636
VI	—	—	5,200	(1)	—		—	5,200
VII	—	4,634	—		—		250	4,884
VIII	—	1,297	—		—		130	1,427
IX	—	75	1,759		—		386	2,220

Total financial guarantors	$588	$13,292	$6,959		$777		$2,132	$23,160

Oct. 31, 2008	$3,786	$13,125	$6,959		$777		$2,461	$23,322

(1)	Includes US$4.4 billion and US$775 million of unmatched purchase protection related to corporate debt and CMBS respectively.

Management’s Discussion and Analysis
USRMM
Our USRMM related positions of notional $636 million (US$588 million) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 34% sub-prime RMBS, 43% Alt-A RMBS, 16% asset-backed securities (ABS) CDO and 7% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 11% pre-2006 vintage as well as 89% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings are defined as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM reference assets underlying the protection purchased from financial guarantors:

US$ millions, as at October 31, 2009
		Fair						Weighted
		value						average	Investment	Subordination/
		purchased	Total	Notional/ tranche		Fair value/ tranche		life (WAL)	grade	attachment(5)		Detachment(6)
	Notional	protection	tranches(1)	High	Low	High	Low	in years(2)(3)	underlyings(4)	Average	Range	Average	Range

CLO (includes loans)	$13,292	$1,023	82	$375	$—	$37	$—	4.3	2%	31%	6-67%	99%	50-100%
Corporate debt	2,559	97	5	800	259	61	6	4.1	66%	24%	15-30%	48%	30-60%
Corporate debt (unmatched)	4,400	47	6	800	400	24	2	2.3	—	16%	15-20%	39%	30-45%
U.S. CMBS	2	2	—	1	1	1	1	5.3	20%	45%	43-46%	100%	100%
U.S. CMBS (unmatched)	775	622	2	452	323	344	278	5.2	—	44%	43-46%	100%	100%
Others
TruPS (includes loans)	791	443	12	124	24	78	14	14.4	n/a	49%	45-57%	100%	100%
Non-US RMBS	168	90	3	74	30	40	16	3.0	n/a	53%	53%	100%	100%
Other	1,173	556	9	250	4	150	—	6.6	n/a	20%	0-53%	100%	100%

Total	$23,160	$2,880	119	$2,876	$1,041	$735	$317

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The WAL of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Or equivalent based on internal credit ratings.

(5)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(6)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a Not available.
CLO
The CLO underlyings consist of 82 tranches. Approximately 49% of the total notional amount of the CLO tranches was rated equivalent to AAA, 47% rated between the equivalent of AA+ and AA-, 3% rated between the equivalent of A+ and A-, and only 1% rated between the equivalent of BBB+ and BBB-, as at October 31, 2009. Approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 56% was rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at October 31, 2009. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%); the broadcasting, publishing and telecommunication sector (20%); and the manufacturing sector (14%). Only 3% is in the real estate sector. Approximately 65% and 27% of the underlyings represent U.S. and European exposures respectively.
Corporate debt
The corporate debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (32%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 11%, retail and wholesale 9%). Approximately 16% of the total notional amount of US$6.9 billion of the corporate debt underlyings were rated equivalent to A- or higher, 49% were rated between the equivalent of BBB- and BBB+, with the remainder rated equivalent to BB+ or lower, as at October 31, 2009.
CMBS
The two synthetic tranches reference CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 20% of the underlyings were rated between the equivalent of BBB and BBB-, 24% rated between the equivalent of BB+ and BB-, 44% rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at October 31, 2009.
Others
Others are CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases and film receivables.

Management’s Discussion and Analysis
Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$8 million (October 31, 2008: US$21 million)) of purchased credit derivatives from non-financial guarantors counterparties, excluding unmatched purchased credit derivatives:

					Total
	USRMM related		Non-USRMM related		Notional		Fair value
US$ millions, as at October 31	Notional	Fair value	Notional	Fair value	2009	2008	2009	2009

Non-bank financial institutions	$351	$346	$86	$4	$437	$642	$350	$463
Banks	—	—	862	86	862	766	86	72
Canadian conduits	—	—	7,166	245	7,166	8,453	245	660
Others	—	—	2	—	2	2	—	—

Total	$351	$346	$8,116	$335	$8,467	$9,863	$681	$1,195

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by non-financial guarantors counterparties are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at October 31, 2009	CDO(1)	CLO(2)	debt	Other(3)	Total

Non-bank financial institutions	$351	$—	$—	$86	$86
Banks	—	498	—	364	862
Canadian conduits	—	—	7,166	—	7,166
Others	—	—	—	2	2

Total	$351	$498	$7,166	$452	8,116

(1)	The US$351 million represents super senior CDO with approximately 70% sub-prime RMBS, 4% Alt-A RMBS, 13% ABS CDO, and 13% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (40%), the manufacturing sector (18%), the broadcasting and communication industries (14%), and only 4% is in the real estate sector.

(3)	Approximately 62% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication, mining, and oil and gas, with less than 4% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection onto third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust is sponsored by CIBC and the remaining conduit counterparty, MAV I, was established as a result of the Montreal Accord.

			Mark-to-	Collateral
			market	and
			(before	guarantee
US$ millions, as at October 31, 2009	Underlying	Notional(1)	CVA)	notionals(2)

Great North Trust	Investment grade corporate credit index(3)	$4,568	$200	$276	(4)
MAV I	160 Investment grade corporates(5)	2,598	45	326

Total		$7,166	$245	$602

Oct. 31, 2008		$8,453	$660	$944

(1)	These exposures mature within 3 to 7 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, banker’s acceptances (BA), and funding commitments. The fair value of the collateral at October 31, 2009 was US$566 million (October 31, 2008: US$921 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 80% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 4.0% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The value of funding commitments (with indemnities) from certain third party investors in Great North Trust was nil as at October 31, 2009 (October 31, 2008: US$219 million).

(5)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 83% of the entities are currently rated BBB- or higher (investment grade). 58% of the entities are U.S. entities. Financial guarantors represent approximately 3% of the portfolio. 2% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

Management’s Discussion and Analysis
Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection) to the USRMM, after write-downs, was $332 million (US$307 million) as at October 31, 2009.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, and other.
CLO
Our unhedged CLO exposures, including loans, with notional of $407 million (US$376 million) are mostly tranches rated equivalent to AA+ as at October 31, 2009, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 62%, 11% and 27% of the unhedged corporate debt exposures with notional of $182 million (US$168 million) are related to positions in Canada, Europe, and other countries respectively.
Montreal Accord related notes
The standstill and court approved restructuring plan proposed by signatories to the Montreal Accord was ratified on January 21, 2009. As a result, we received $141 million in senior Class A-1 notes, $152 million in senior Class A-2 notes and $178 million of various subordinated and tracking notes in exchange for our non-bank sponsored ABCP with par value of $471 million. As was the case with the original ABCP instruments, the new notes are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $104 million and a fair value of $10 million as at October 31, 2009. During the year, $19 million of the tracking notes were paid down at par, while another $5 million were cancelled. As at October 31, 2009, the remaining notional amount on all the notes was $434 million (US$401 million).
     The Class A-1 and Class A-2 notes pay a variable rate of interest below market levels. The subordinated notes are zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes pass through the cash flows of the underlying assets. All of the restructured notes are expected to mature in December 2016.
     Based on our estimate of the $224 million combined fair value of the notes as at October 31, 2009, we recorded a gain of $6 million during the year.
     In addition, pursuant to the restructuring plan, we are a participant in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we have provided a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
Third party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at October 31, 2009, $233 million (US$215 million) of the facilities remained committed. Of this amount, $41 million (US$38 million), which was fully drawn as at October 31, 2009, was provided to a conduit, with U.S. auto loan assets, sponsored by a U.S.-based auto manufacturer.
     The remaining $192 million (US$177 million) primarily relates to U.S. CDOs, of which $126 million (US$116 million) was drawn as at October 31, 2009. $29 million (US$27 million) of the undrawn facilities was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from one to six years.
Other
Other unhedged exposures with notional of $407 million (US$376 million) include $177 million (US$164 million) credit facilities (drawn US$149 million and undrawn US$15 million) provided to special purpose entities with film rights receivables (30%), lottery receivables (24%), and U.S. mortgage defeasance loans (46%).
     The remaining $230 million (US$212 million) primarily represents written protection on tranches of high yield corporate debt portfolios with 44% rated the equivalent of AA- or higher, 31% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, which was restructured in February 2009.
     Other unhedged exposures in the non-trading loans category with notional of $187 million (US$173 million) relate to collateral received from the unwinding of the purchased credit protection from MAV I and MAV II and primarily represent investment grade commercial paper.
European leveraged finance business
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process.
     In the prior fiscal year we stopped transacting new business in European leveraged finance (ELF).
     As with the structured credit run-off business, the risk in the ELF run-off business is monitored by a team focused on proactively managing all accounts in the portfolio. As at October 31, 2009, we have drawn leveraged loans of $894 million (October 31, 2008: $935 million) of which $99 million (October 31, 2008: nil) was considered impaired, and unfunded letters of credits and commitments of $162 million (October 31, 2008: $210 million).
     We recognized provisions for credit losses of $78 million on the impaired loans during the year. As at October 31, 2009, the allowance for credit losses was $60 million. In addition, non-impaired loans and commitments with a face value of $485 million were added to the watch list during the year as a result of deteriorating credit conditions.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at October 31, 2009	Drawn	Undrawn

Publishing and printing	$39	$—
Telecommunications	13	14
Manufacturing	269	61
Business services	19	17
Hardware and software	247	24
Transportation	13	13
Wholesale trade	234	33

Total	$834	$162

Oct. 31, 2008	$935	$210

Management’s Discussion and Analysis
U.S. total return swaps portfolio
Our U.S. total return swaps (TRS) portfolio consisted of TRS on primarily non-investment grade loans and units in hedge funds. As at October 31, 2008 the notional amount of our positions in the portfolio was US$1.5 billion. The decision taken in 2008 to exit this business was fully executed this year by unwinding the entire TRS portfolio and selling the underlying assets. As at October 31, 2009, US$18 million in sold assets had yet to settle but were substantially collateralized. We have recognized a net loss of US$11 million this year primarily due to the default of one counterparty involved in this program.
Other Selected Activities
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at October 31, 2009, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors was $487 million (October 31, 2008: $729 million) and our committed backstop liquidity facilities to these conduits was $4.0 billion (October 31, 2008: $8.7 billion). We also provided credit facilities of $50 million (October 31, 2008: $70 million) and banker’s acceptances of $69 million (October 31, 2008: $76 million) to these conduits as at October 31, 2009.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at October 31, 2009	Amount(1)	life (years)

Asset class
Canadian residential mortgages	$1,098	1.7
Auto leases	737	0.8
Franchise loans	529	0.5
Auto loans	138	0.8
Credit cards	975	3.4	(2)
Equipment leases/loans	130	1.1
Other	5	0.9

Total	$3,612	1.7

Oct. 31, 2008	$8,440	1.9

(1)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $900 million.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     $105 million of the $1,098 million Canadian residential mortgages relates to amounts securitized by the subsidiary of an affiliate of a U.S. auto manufacturer.
     Of the $737 million relating to auto leases, $228 million relates to balances originated by Canadian fleet leasing companies and the remaining relates to non-North American auto manufacturers.
     Of the $138 million relating to auto loans, approximately $27 million relates to balances originated by an affiliate of a U.S. auto manufacturer and the remaining balance relates to non-North American auto manufacturers.
     We also participated in a syndicated facility for a 364 day commitment of $376 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At October 31, 2009 we funded $69 million (October 31, 2008: $76 million) by the issuance of banker’s acceptances.
     In addition, during the year we acquired all of the commercial paper issued by Macro Trust, a CIBC-sponsored conduit. During the year Macro Trust acquired auto lease receivables from one of our multi-seller conduits. The consolidation of Macro Trust resulted in $245 million of auto leases, and $10 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at October 31, 2009. The auto lease receivables were originated by an affiliate of a U.S. auto manufacturer and have an estimated weighted average life of less than a year.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the year are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed- and floating- rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of one to three years.
     Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. As at October 31, 2009 we had CMBS inventory with a market value of less than US$1 million (October 31, 2008: US$2 million).
     As at October 31, 2009, $279 million (October 31, 2008: nil million) of funded loans were considered impaired. During the year we recorded provisions for credit losses of $102 million (US$94 million).
     The following table provides a summary of our positions in this business as at October 31, 2009:

US$ millions, as at October 31, 2009	Drawn	Undrawn

Construction program	$248	$44
Interim program	1,961	192

Total	$2,209	$236

Oct. 31, 2008	$2,018	$416

U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) last year. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to US$2 billion to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.
     Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of US$37 million as at October 31, 2009) are summarized in the table below. As at October 31, 2009, US$18 million of the loans and US$2 million of undrawn commitments were impaired and US$137 million of loans and US$22

Management’s Discussion and Analysis
million of undrawn commitments were included in the watch list. A provision for credit losses of $36 million (US$33 million) was recognized during the year.

US$ millions, as at October 31, 2009	Drawn	Undrawn(1)

Transportation	$113	$57
Gaming and lodging	67	61
Healthcare	66	199
Media and advertising	42	9
Manufacturing	32	128
Other	50	121

Total	$370	$575

Oct. 31, 2008	$500	$555

(1)	Includes unfunded letters of credit of US$36 million.
North American auto industry exposure
We have exposures to the North American auto industry through our securitization business and in our run-off exposure to third party non-Bank sponsored ABCP conduits as discussed above. As at October 31, 2009, we had loans and undrawn credit commitments to the North American auto-related industries as shown in the table below. In addition, we also have MTM receivables of approximately $36 million from derivatives transactions with these counterparties.

		Undrawn
		credit
$ millions, as at October 31, 2009	Loans(2)	commitments

Finance arms affiliated with the U.S. auto manufacturers(1)	$141	$9
Motor vehicle parts suppliers and wholesalers	79	306
Canadian automobile dealers	452	538

Total	$672	$853

Oct. 31, 2008	$819	$865

(1)	$109 million of the finance firms’ exposure is economically hedged with credit derivatives in our corporate loan hedging programs.

(2)	Includes impaired loans of $3 million, $1 million net of allowances as at October 31, 2009 (impaired loans of $9 million, $6 million net of allowances as at October 31, 2008).

Management’s Discussion and Analysis
Financial Performance Review
Net Interest Income and Margin

$ millions, for the year ended October 31	2009	2008	2007

Average assets	$350,706	$344,865	$328,520
Net interest income	5,394	5,207	4,558
Net interest margin	1.54%	1.51%	1.39%

Net interest income was up $187 million or 4% from 2008, primarily due to volume growth in most retail products, decreased trading interest expense, higher interest income from FirstCaribbean mainly due to the weaker Canadian dollar, and interest income on tax reassessments. These increases were partially offset by spread compression in retail products and lower revenue from trading securities.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest Income

$ millions, for the year ended October 31	2009	2008	2007

Underwriting and advisory fees	$478	$411	$745
Deposit and payment fees	773	776	791
Credit fees	304	237	287
Card fees	328	306	270
Investment management and custodial fees	419	525	535
Mutual fund fees	658	814	872
Insurance fees, net of claims	258	248	234
Commissions on securities transactions	472	565	875
Trading revenue	(531)	(6,821)	328
Available-for-sale gains (losses), net	275	(40)	521
FVO revenue	(33)	(249)	156
Income from securitized assets	518	585	489
Foreign exchange other than trading	496	437	390
Other	119	713	1,015

	$4,534	$(1,493)	$7,508

Non-interest income was up $6,027 million from 2008.
     Underwriting and advisory fees were up $67 million or 16%, primarily due to higher new issue activity.
     Credit fees were up $67 million or 28% primarily due to higher commercial banking activity.
     Investment management and custodial fees were down $106 million or 20%, mutual fund fees were down $156 million or 19% and commissions on securities transactions were down $93 million or 16%. These decreases were primarily due to a lower level of assets under administration as a result of market-driven decline in asset values.
     Trading revenue was up $6,290 million, driven largely by lower losses in the structured credit run-off business. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS) gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities and limited partnerships. Revenue was up $315 million, primarily due to higher gains on sale of securities in Treasury partly offset by higher write-downs during the year.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. Revenue was up $216 million, primarily due to higher revenue from U.S. real estate finance partially offset by higher MTM losses on our swap contracts related to mortgage securitization. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Income from securitized assets was down $67 million or 11%, primarily due to lower levels of securitized assets in cards.
     Foreign exchange other than trading was up $59 million or 14%, largely due to the foreign exchange gain on repatriation activities.
     Other revenue includes realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was down $594 million or 83%, mainly due to MTM losses associated with corporate loan hedging programs compared to MTM gains in 2008.
Trading Activities

$ millions, for the year ended October 31	2009	2008	2007

Trading (loss) consists of:
Net interest income (expense)	$237	$(418)	$(638)
Non-interest income	(531)	(6,821)	328

	$(294)	$(7,239)	$(310)

Trading loss was lower by $6.9 billion, primarily due to lower losses related to the structured credit run-off activities. For a more detailed discussion of the structured credit losses, refer to the “Run-off Businesses and Other Selected Activities” section of the MD&A.
     Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.
Provision for Credit Losses

$ millions, for the year ended October 31	2009	2008	2007

Specific
Consumer	$1,020	$595	$563
Business and government	392	105	51

	1,412	700	614
General	237	73	(11)

	$1,649	$773	$603

The provision for credit losses was up $876 million from 2008.
      Specific provision in consumer portfolios was up $425 million driven by higher write-offs and delinquencies in credit cards and unsecured personal lending portfolios.
     Specific provisions in business and government lending increased by $287 million attributable to higher impaired loans in the run-off and U.S. real estate finance businesses.
     The provision for credit losses for the year included an increase in the general allowance of $237 million, primarily related to credit cards due to the difficult economic environment.

Management’s Discussion and Analysis
Non-interest Expenses

$ millions, for the year ended October 31	2009	2008	2007

Employee compensation and benefits
Salaries	$2,180	$2,435	$2,258
Incentive bonuses	520	414	926
Commissions	475	528	613
Benefits	435	540	595

	3,610	3,917	4,392
Occupancy costs	597	610	602
Computer and office equipment	1,010	1,095	1,104
Communications	288	284	317
Advertising and business development	173	217	246
Professional fees	189	230	178
Business and capital taxes	117	118	137
Other	676	730	636

	$6,660	$7,201	$7,612

Non-interest expenses decreased by $541 million or 8% from 2008.
     Employee compensation and benefits decreased by $307 million or 8%, primarily due to lower full time equivalent employees, lower pension expense due to the application of a higher discount rate at the end of 2008, and a change in the mix of our stock-based compensation programs, partially offset by higher performance-related compensation. 2008 benefited from higher recoveries related to stock appreciation rights (SARs) and performance share unit awards.
     Computer and office equipment decreased by $85 million or 8% due to lower consulting and software related expenses.
     Advertising and business development decreased by $44 million or 20%, mainly due to lower spending during the year.
     Professional fees decreased by $41 million or 18% mainly due to lower legal and consulting expenses.
     Other expenses, mainly comprising operational losses, outside services, and other variable expenses decreased by $54 million or 7% mainly due to lower litigation reserves and indirect taxes.
Taxes

$ millions, for the year ended October 31	2009	2008	2007

Income tax expense (benefit)	$424	$(2,218)	$524

Indirect taxes
GST and sales taxes	208	200	165
Payroll taxes	155	180	211
Capital taxes	106	107	125
Property and business taxes	51	45	53

Total indirect taxes	520	532	554

Total taxes	$944	$(1,686)	$1,078

Income taxes as a percentage of net income before income taxes and non-controlling interests	26.2%	52.1%	13.6%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	44.1%	45.2%	24.5%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were up $2,630 million from 2008.
     Income tax expense was $424 million, compared to a benefit of $2,218 million in 2008. This change was primarily due to higher income in the current year and a $486 million income tax reduction in 2008 attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
     Indirect taxes were down $12 million, or 2%, due to lower payroll taxes.
     At October 31, 2009, our future income tax asset was $1,635 million, net of a US$88 million ($95 million) valuation allowance. Included in the future income tax asset are $990 million related to Canadian non-capital loss carryforwards that expire in 19 years, $68 million related to Canadian capital loss carryforwards that have no expiry date, and $356 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009 the Canada Revenue Agency (CRA), issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3.0 billion. We intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada, and believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $150 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus non-deductible interest thereon of $130 million would be incurred.
     The Ontario Government, as part of its 2009 Budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were substantively enacted on November 16, 2009. As a result, we will have to write-down our future tax assets by approximately $25 million in the first quarter of 2010.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) during the year. CIBC is now engaged in the process of finalizing amounts with the U.S. revenue authorities for the various affected taxation years. It is expected that this will be concluded, or substantially concluded, in 2010. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing actual amounts with the U.S. revenue authorities.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 23 to the consolidated financial statements.
Foreign Exchange
In 2009, the Canadian dollar depreciated 13% on average relative to the U.S. dollar from the prior year, resulting in a $59 million increase in the translated value of our U.S. dollar functional earnings.

Management’s Discussion and Analysis
Fourth Quarter Review

$ millions, except per share amounts,				2009				2008
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,376	$2,339	$2,251	$2,413	$2,361	$2,371	$2,278	$2,409
Wholesale Banking	483	531	(241)	(368)	(318)	(598)	(2,166)	(2,957)
Corporate and Other	29	(13)	151	(23)	161	132	14	27

Total revenue	$2,888	$2,857	$2,161	$2,022	$2,204	$1,905	$126	$(521)

Net interest income	$1,419	$1,369	$1,273	$1,333	$1,377	$1,327	$1,349	$1,154
Non-interest income	1,469	1,488	888	689	827	578	(1,223)	(1,675)

Total revenue	2,888	2,857	2,161	2,022	2,204	1,905	126	(521)
Provision for credit losses	424	547	394	284	222	203	176	172
Non-interest expenses	1,669	1,699	1,639	1,653	1,927	1,725	1,788	1,761

Income (loss) before taxes and non-controlling interests	795	611	128	85	55	(23)	(1,838)	(2,454)
Income taxes	145	172	174	(67)	(384)	(101)	(731)	(1,002)
Non-controlling interests	6	5	5	5	3	7	4	4

Net income (loss)	$644	$434	$(51)	$147	$436	$71	$(1,111)	$(1,456)

Per share – basic EPS	$1.57	$1.02	$(0.24)	$0.29	$1.07	$0.11	$(3.00)	$(4.39)
– diluted EPS	$1.56	$1.02	$(0.24)	$0.29	$1.06	$0.11	$(3.00)	$(4.39)

Compared with Q4/08
Net income was up $208 million or 48% from the fourth quarter of 2008.
     Net interest income was up $42 million or 3%, primarily due to volume growth in retail products, higher net interest income in FirstCaribbean and lower trading-related interest expense.
     Non-interest income was up $642 million or 78%, primarily due to lower charges on credit protection purchased from financial guarantors, and lower merchant banking losses/write-downs. These factors were partially offset by the losses associated with our corporate loan hedging programs. The fourth quarter of 2008 included a gain on the reduction of our unfunded commitment on a VFN, and the foreign exchange gain on repatriation activities.
     Provision for credit losses was up $202 million or 91%, primarily due to higher losses in the cards, unsecured personal lending, and corporate lending portfolios.
     Non-interest expenses were down $258 million or 13%, primarily due to higher severance accruals in the fourth quarter of 2008. The current quarter benefited from lower computer and other equipment expenses.
     Income tax expense was up by $529 million primarily due to the recognition of $486 million of tax benefits relating to
Enron-related litigation settlements in the fourth quarter of 2008.
Compared with Q3/09
Net income was up $210 million or 48% from the prior quarter.
      Net interest income was up $50 million or 4%, primarily due to lower trading-related interest expenses and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.
     Non-interest income was down $19 million or 1%, primarily due to lower gains in our structured credit run-off business and higher charges related to impairment of AFS securities. These factors were partially offset by lower losses in our structured credit run-off business and lower MTM losses associated with our corporate loan hedging programs.
     Provision for credit losses was down $123 million or 22%, primarily due to lower losses in cards, unsecured personal lending and corporate lending portfolios.
     Non-interest expenses were down $30 million or 2%, primarily due to lower performance-related compensation and benefits and computer and other equipment costs partially offset by higher advertising and business development expenses.
     Income tax expense was lower by $27 million or 16% primarily due to adjustments related to future tax assets partly offset by taxes on higher income in the current quarter.
Quarterly Trend Analysis
     Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
     Wholesale Banking revenue is influenced to a large extent by capital markets conditions. In 2008 it was adversely affected by the charges on credit protection purchased from financial guarantors and MTM losses related to our exposures to the USRMM.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and fourth quarter of 2008 included foreign exchange gains on repatriation activities.
Provision for credit losses
     The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions trended higher beginning in the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This is the result of both volume growth as well as economic deterioration in the consumer sector. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. Wholesale Banking provisions were higher in the third and fourth quarters of 2009, reflective of the recessions in the U.S. and Europe. There was an increase in general allowance in all the quarters of 2009.

Management’s Discussion and Analysis
Non-interest expenses
Non-interest expenses in the fourth quarter of 2008 included severance related expenses.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008. Tax-exempt income has generally been increasing over the period, until the third quarter of 2008. Thereafter, the tax-exempt income has been steadily decreasing. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarter of 2008 included income tax expense on repatriation activities. The second quarter of 2009 included a write-off of future tax assets. The fourth quarter of 2009 included an increase in our future tax assets.
Non-controlling interests
Non-controlling interests were marginally higher in 2009 due to higher net income from FirstCaribbean.
Review of 2008 Financial Performance

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking	and Other	Total

2008	Net interest income (expense)	$5,543	$(251)	$(85)	$5,207
	Non-interest income (loss)	3,871	(5,788)	424	(1,493)
	Intersegment revenue	5	—	(5)	—

	Total revenue	9,419	(6,039)	334	3,714
	Provision for (reversal of) credit losses	833	12	(72)	773
	Non-interest expenses	5,473	1,263	465	7,201

	Income (loss) before taxes and non-controlling interests	3,113	(7,314)	(59)	(4,260)
	Income taxes	773	(3,114)	123	(2,218)
	Non-controlling interests	19	(1)	—	18

	Net income (loss)	$2,321	$(4,199)	$(182)	$(2,060)

2007	Net interest income (expense)	$5,301	$(568)	$(175)	$4,558
	Non-interest income	4,588	2,296	624	7,508
	Intersegment revenue	6	—	(6)	—

	Total revenue	9,895	1,728	443	12,066
	Provision for (reversal of) credit losses	783	(28)	(152)	603
	Non-interest expenses	5,579	1,621	412	7,612

	Income before taxes and non-controlling interests	3,533	135	183	3,851
	Income taxes	762	(307)	69	524
	Non-controlling interests	27	4	—	31

	Net income	$2,744	$438	$114	$3,296

The following discussion provides a comparison of our results of operations for the years ended October 31, 2008 and 2007.
Overview
Net income for 2008 was down $5,356 million from 2007, primarily due to losses in our structured credit run-off business, higher than normal severance accruals and write-downs on merchant banking and other investment portfolios, losses related to the sale of some of our U.S. businesses to Oppenheimer and the exit of certain trading positions, losses and interest expense relating to leveraged leases, and CVAs against our credit exposures to derivative counterparties. These were offset in part by the recognition of an additional expected tax benefit on Enron-related litigation settlements, higher gains on MTM of credit derivatives in the corporate loan hedging program and foreign exchange gain on repatriation activities.
Revenue by segments
CIBC Retail Markets
Revenue was down $476 million or 5% from 2007 primarily due to the gain on sale of Visa Inc. shares of $456 million in 2007. Narrower spreads in deposits, cards, mortgages, and loans were mostly offset by volume growth.
Wholesale Banking
Revenue was down $7,767 million from 2007, mainly due to structured credit losses, the sale of some of our U.S. businesses and lower investment banking and merchant banking revenue, offset in part by higher gains associated with corporate loan hedging programs.

Management’s Discussion and Analysis
Corporate and Other
Revenue was down $109 million or 25% from 2007, primarily due to lower unallocated revenue from treasury and lower revenue from the hedging of SARs, partially offset by foreign exchange gains on repatriation activities, and higher interest income from income tax assessments.
Consolidated CIBC
Net interest income
Net interest income was up $649 million or 14% from 2007, primarily due to volume growth in retail products, decreased trading interest expense, higher interest income from FirstCaribbean, and interest income on tax assessments. These increases were partially offset by losses and interest expense related to leveraged leases and unfavourable spreads in retail products.
Non-interest income
Non-interest income was down $9,001 million from 2007, largely due to structured credit losses. Other contributing factors were lower underwriting and advisory fees due to the sale of some of our U.S. businesses, lower new equity issues, lower trading volumes, losses related to third-party sponsored ABCP, higher write-downs in merchant banking, net unrealized losses on MBS inventory and seller swaps, and lower revenue from U.S. real estate finance. This was partially offset by increased income from securitized assets. 2007 included the Visa gain of $456 million.
Provision for credit losses
The provision for credit losses was up $170 million or 28% from 2007, mainly due to increased losses in the cards portfolio, lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
     General provision increased by $35 million, primarily due to reversal of general allowance in 2007.
Non-interest expenses
Non-interest expenses in 2008 were down $411 million or 5% from 2007, primarily due to lower employee compensation and benefits, communication expense, and business and capital taxes. These were partially offset by higher expenses related to the sale of some of our U.S. businesses.
Income taxes
Income taxes were down $2,742 million from 2007, primarily due to lower income and a $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Management’s Discussion and Analysis
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2009	2008	2007	2006	2005

Net interest income		$5,394	$5,207	$4,558	$4,435	$4,937
Non-interest income (expense)		4,534	(1,493)	7,508	6,916	7,561

Total revenue per financial statements		9,928	3,714	12,066	11,351	12,498
TEB adjustment		42	188	297	224	191

Total revenue (TEB)(1)	A	$9,970	$3,902	$12,363	$11,575	$12,689

Trading (loss) income		$(294)	$(7,239)	$(310)	$685	$820
TEB adjustment		38	183	292	221	176

Trading (loss) income (TEB)(1)		$(256)	$(7,056)	$(18)	$906	$996

Non-interest expenses per financial statements		$6,660	$7,201	$7,612	$7,488	$10,865
Less: amortization of other intangible assets		43	42	39	29	12

Cash non-interest expenses(1)	B	$6,617	$7,159	$7,573	$7,459	$10,853

Income (loss) before taxes and non-controlling interests per financial statements		$1,619	$(4,260)	$3,851	$3,315	$927
TEB adjustment		42	188	297	224	191

Income (loss) before taxes and non-controlling interests (TEB)(1)		$1,661	$(4,072)	$4,148	$3,539	$1,118

Net income (loss) applicable to common shares		$1,012	$(2,179)	$3,125	$2,514	$(157)
Add: after-tax effect of amortization of other intangible assets		33	32	29	20	9

Cash net income (loss) applicable to common shares(1)	C	$1,045	$(2,147)	$3,154	$2,534	$(148)

Basic weighted average of common shares (thousands)	D	381,677	370,229	336,092	335,135	339,263
Diluted weighted average of common shares (thousands)	E	382,442	371,763	339,316	338,360	342,909

Cash efficiency ratio (TEB)(1)	B/A	66.4%	n/m	61.3%	64.4%	85.5%
Cash basic EPS(1)	C/D	$2.74	$(5.80)	$9.38	$7.56	$(0.44)
Cash diluted EPS(1)(2)	C/E	$2.73	$(5.80)	$9.30	$7.49	$(0.44)

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same. n/m Not meaningful.
Managed loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2009	Residential mortgages	$86,110	$49,038	$135,148
	Credit cards	11,259	2,239	13,498

2008	Residential mortgages	$90,649	$39,247	$129,896
	Credit cards	10,480	3,541	14,021

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit cards	8,862	4,251	13,113

Business Unit Allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business line within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     In addition, non-interest expenses are attributed to the business unit to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. We made certain modifications to our allocation methodologies during the third quarter to better reflect product and business funding costs and observed client behaviour in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets and a corresponding decrease in the revenue of Wholesale Banking, including the structured credit run-off business, and Corporate and Other. Including these modifications, total treasury allocations to CIBC Retail Markets and Wholesale Banking in the current year were lower compared with last year. The modifications were applied on a prospective basis and prior period information was not restated.

Management’s Discussion and Analysis
Business Line Overview — CIBC Retail Markets

Overview	CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, business banking and wealth management clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.

Strategy	Our strategy is to deepen relationships with our clients and consolidate their business with us by delivering strong advisory solutions, enhancing the client experience and providing competitive products to help clients achieve their financial goals.

2009 in Review
•    Strengthened our ability to offer CIBC clients greater access and choice by opening, relocating or expanding 41 branches, introducing Sunday hours at additional branches and extending hours at many others. CIBC now offers Sunday banking at 46 branches across the country.

•    Enhanced the ABM experience for clients by replacing more than 1,200 of our ABMs with new machines that offer the latest technology and security features, consume less power and are fully accessible.

•    Continued to offer a leading website for clients. CIBC’s strong web capabilities were recognized for a second year in a row by Global Finance magazine, which once again rated www.cibc.com as the “Best Consumer Internet Bank” in Canada and “Best Online Consumer Credit site” in North America.

•    Introduced a number of new savings and deposit options to help Canadians meet their financial goals, including the CIBC Tax-Free Savings Account (TFSA), the Renaissance High Interest Savings Account, the CIBC Unlimited Business Operating Account and the CIBC Registered Disability Savings Plan (RDSP).

• CIBC was the first bank to accept China Unionpay cards, enabling access to funds through any of CIBC’s more than 3,800 ABMs using China Unionpay cards.

• CIBC Aerogold and Aerogold Visa Infinite credit cards were recognized as the top airline travel cards in Canada by travel loyalty rewards expert Patrick Sojka of rewardscanada.ca.

2010 Priorities	• The delivery of strong advisory solutions

• An excellent client experience

• Competitive, client-focused products

Management’s Discussion and Analysis
Business Line Overview — CIBC Retail Markets

Area of business	Priorities	Measures
Personal banking	- Extend CIBC’s strong advice capabilities to personal banking clients - Provide high-quality and consistent client service - Increase sales and service capability - Improve productivity	- Growth in funds managed - Client satisfaction - Credit quality	Total funds managed for clients ($ billions)

Business banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Enhance employee capabilities through training and coaching	- Growth in funds managed - Client satisfaction - Credit quality	Total funds managed for clients ($ billions)

Wealth management	- Maintain a leadership position in full- service brokerage - Continue to focus on fee-based business growth - Improve investment performance - Improve competitiveness of product offer	- Average assets per Investment Advisor - Client satisfaction - Assets under administration	Wood Gundy assets under administration ($ billions)

FirstCaribbean	- Provide high-quality and consistent client service - Improve productivity - Increase profitability and shareholder value	- Growth in deposits/funds managed - Growth in loan balances - Efficiency ratio - EPS growth/return on equity	Total assets (US$ billions)

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Revenue
Personal banking	$5,932	$5,719	$6,076
Business banking	1,333	1,357	1,402
Wealth management	1,275	1,532	1,669
FirstCaribbean	713	574	507
Other	126	237	241

Total revenue (a)	9,379	9,419	9,895
Provision for credit losses	1,382	833	783
Non-interest expenses (b)	5,282	5,473	5,579

Income before taxes and non-controlling interests	2,715	3,113	3,533
Income taxes	764	773	762
Non-controlling interests	21	19	27

Net income (c)	$1,930	$2,321	$2,744

Efficiency ratio (b/a)	56.3%	58.1%	56.4%
Amortization of other intangible assets (d)	$32	$31	$29
Cash efficiency ratio(2) ((b-d)/a)	56.0%	57.8%	56.1%
ROE(2)	38.9%	47.1%	57.7%
Charge for economic capital(2) (e)	$(673)	$(635)	$(606)
Economic profit(2) (c+e)	$1,257	$1,686	$2,138
Average assets ($ billions)	$290.6	$263.0	$245.2
Full-time equivalent employees	28,928	29,374	29,408

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In 2009, we realigned our business lines to better reflect the management of our activities. As a result of the realignment, the business lines are as follows:
•	Personal banking — includes personal deposits and lending, credit cards, residential mortgages, and insurance

•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

•	Wealth management — includes retail brokerage and asset management

•	FirstCaribbean

•	Other
Net income was down $391 million or 17% from 2008. Revenue decreased as a result of narrower spreads and lower wealth management revenue, partially offset by volume growth across most products. A higher provision for credit losses due to the difficult economic environment was partly offset by lower non-interest expenses.
Revenue
Revenue was down $40 million or less than 1% from 2008.
     Personal banking revenue was up $213 million from 2008. Volume growth across all products and wider prime/BA spread in lending products was partially offset by lower spreads in deposits and lower mortgage net prepayment fees.
     Business banking revenue was down $24 million from 2008, primarily due to narrower spreads on deposits partially offset by wider lending spreads.
     Wealth management revenue was down $257 million from 2008. Fee income was lower as a result of market-driven decline in asset values and spreads on deposits decreased due to the lower interest rate environment.
     FirstCaribbean revenue was up $139 million from 2008 as a result of a weaker Canadian dollar, lower funding costs, lower MTM losses on hedges, and gains on redemption of subordinated debt.
     Other revenue was down $111 million from 2008, primarily due to lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $549 million or 66% from 2008. Increased losses were driven by higher delinquencies and bankruptcies as a result of the difficult economic environment.
Non-interest expenses
Non-interest expenses were down $191 million or 3% from 2008, primarily as a result of lower performance related compensation and continued effective cost management, partially offset by the impact of the weaker Canadian dollar on FirstCaribbean expenses.
Income taxes
Income taxes were down $9 million or 1% from 2008, due to a decrease in income, which was largely offset by a higher effective tax rate.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $27.6 billion from 2008, primarily due to increases in treasury allocated securities, mortgages and personal loan balances.

Management’s Discussion and Analysis
Business Line Overview — Wholesale Banking

Overview	In support of our objective to be a premier client-focused, Canadian-based wholesale bank, we provide a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Objective	Our mission is to bring Canadian capital markets products to Canada and the rest of the world and also bring the world to Canada.

Strategy	Our goal is to be the premier client-focused wholesale bank based in Canada. We will accomplish this goal by focusing on our strengths in key areas to deliver outstanding service and value to our clients.

2009 in Review	• Acted as Sole-Bookrunner in a US$1 billion cross-border public offering of subordinate voting shares for Fairfax Financial Holdings Limited.

• Led or participated in seven offerings of Canada Mortgage Bonds, that raised more than $37 billion from global capital markets.

•    Led or participated in a number of major corporate bond issues across a number of industries for clients such as Manulife Financial Corporation, TransAlta Corporation, Canadian Tire Corporation, Limited and Fortis Inc.

•    Acted as Lead Agent and Joint-Bookrunner in a $905 million private placement and as Lead Manager and Joint- Bookrunner in a $1.3 billion public offering on ING Groep’s sale of its 70% ownership interest in ING Canada.

• Acted as Financial Advisor to Suncor Energy Inc. on its $59 billion merger with Petro-Canada.

•    Advances in our electronic trading helped solidify our position as a leading equity trader on the TSX. In 2009, we ranked number one by both volume and value, a marked improvement over previous years.

2010 Priorities	• Grow with CIBC, aligning our business with the bank’s strategy

• Focus on key clients and businesses

• Emphasize our Canadian capabilities

• Leverage our knowledge to provide other profitable, risk-controlled activities

Area of business	Priorities	Measures
Corporate & Investment banking	- Maintain market leadership through investing in core relationships - Increase credit flexibility in support of core client franchise - Increase international alignment and focus	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Capital markets	- Maintain strength/market leadership in Canada - Continue to enhance electronic trading capabilities - Continue to build additional synergies and distribution opportunities with the full CIBC network	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Revenue (TEB)(2)
Capital markets	$1,203	$638	$1,071
Corporate and investment banking	723	513	807
Other	(1,479)	(7,002)	147

Total revenue (TEB)(2)	447	(5,851)	2,025
TEB adjustment	42	188	297

Total revenue	405	(6,039)	1,728
Provision for (reversal of) credit losses	218	12	(28)
Non-interest expenses	1,006	1,263	1,621

(Loss) income before taxes and non-controlling interests	(819)	(7,314)	135
Income tax benefit	(312)	(3,114)	(307)
Non-controlling interests	—	(1)	4

Net (loss) income (a)	$(507)	$(4,199)	$438

ROE(2)	n/m	n/m	25.1%
Charge for economic capital(2) (b)	$(346)	$(297)	$(215)
Economic (loss) profit(2) (a+b)	$(853)	$(4,496)	$223
Average assets ($ billions)	$85.3	$99.4	$102.3
Full-time equivalent employees	1,062	1,125	1,969

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful
Financial overview
In 2009, we changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking and realigned the business lines to better reflect the repositioning of our activities. As a result of the realignment, the business lines are as follows:
•	Capital markets — includes cash equities, global derivatives and strategic risks, fixed income, currencies and distribution businesses
•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and strategic merchant banking
•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
Net loss was down $3.7 billion from 2008, primarily due to lower structured credit losses. The current year included higher revenue in capital markets and corporate and investment banking, partially offset by MTM losses on corporate loan hedges. The current year also benefited from lower expenses which were partly offset by a higher provision for credit losses.
Revenue
Revenue was up $6.4 billion from 2008.
     Capital markets revenue was up $565 million, driven by higher revenue in equity derivatives, fixed income trading, interest rate derivatives and debt and equity issuances.
     Corporate and investment banking revenue was up $210 million, primarily due to higher revenue from U.S. real estate finance, corporate credit products, and our strategic merchant banking portfolio, partially offset by lower advisory fees in investment banking.
     Other revenue was up $5.5 billion, primarily due to lower structured credit losses partially offset by the MTM losses on corporate loan hedges in the current year, compared to MTM gains in the prior year. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A.
Provision for credit losses
Provision for credit losses was up $206 million from 2008, mainly due to higher losses in our U.S. real estate finance and European leveraged finance run-off portfolio.
Non-interest expenses
Non-interest expenses were down $257 million or 20%, primarily due to the impact of the sale of some of our U.S. businesses, lower severance, occupancy and litigation-related expenses, partially offset by higher performance-related compensation.
Income taxes
Income tax benefit was $312 million, compared to $3,114 million in 2008, largely due to substantially lower structured credit losses.
Average assets
Average assets were down $14.1 billion or 14% from 2008, primarily due to reduced trading activity.
Full-time equivalent employees
The full-time equivalent employees were down 63 from 2008, primarily due to continued cost reduction initiatives.

Management’s Discussion and Analysis
Corporate and Other
Corporate and Other comprises the five functional groups —Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Total revenue	$144	$334	$443
Provision for (reversal of) credit losses	49	(72)	(152)
Non-interest expenses	372	465	412

(Loss) income before taxes and non-controlling interests	(277)	(59)	183
Income tax (benefit) expense	(28)	123	69

Net (loss) income	$(249)	$(182)	$114

Full-time equivalent employees	11,951	12,794	13,529

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
Financial overview
Net loss was up $67 million from 2008 primarily due to lower unallocated treasury revenue which includes securitization activities, and a higher provision for credit losses in the general allowance. These losses were partially offset by a higher net gain on repatriation activities, and lower unallocated corporate support costs.
Revenue
Revenue was down $190 million or 57% from 2008 mainly due to lower unallocated treasury revenue which includes securitization activities, partially offset by higher foreign exchange gains on repatriation activities. The prior year also included losses from the hedging of SARs.
Provision for credit losses
Provision for credit losses was up $121 million from 2008, primarily due to a higher provision for credit losses in the general allowance, partially offset by the reversal of credit losses as a result of asset securitization.
Non-interest expenses
Non-interest expenses were down $93 million or 20% from 2008, primarily due to lower unallocated severance expenses. The prior year also included higher recoveries related to SARs.
Income taxes
Income tax benefit was $28 million, compared to an income tax expense of $123 million in 2008 primarily due to lower income. The current year included lower tax expense on repatriation activities.
Full time equivalent employees
The full-time equivalent employees were down 843 from 2008 primarily due to continuing cost reduction initiatives and reduced infrastructure support from the sale of some of our U.S. businesses.

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2009	2008

Assets
Cash and deposits with banks	$7,007	$8,959

Securities
Trading	15,110	37,244
Available-for-sale (AFS)	40,160	13,302
Designated at fair value (FVO)	22,306	21,861
Held-to-maturity (HTM)	—	6,764

	77,576	79,171

Securities borrowed or purchased under resale agreements	32,751	35,596

Loans
Residential mortgages	86,152	90,695
Personal	33,869	32,124
Credit card	11,808	10,829
Business and government	37,343	39,273
Allowance for credit losses	(1,960)	(1,446)

	167,212	171,475

Derivative instruments	24,696	28,644
Other assets	26,702	30,085

	$335,944	$353,930

Liabilities and shareholders’ equity
Deposits
Personal	$108,324	$99,477
Business and government	107,209	117,772
Bank	7,584	15,703

	223,117	232,952

Derivative instruments	27,162	32,742
Obligations related to securities lent or sold short or under repurchase agreements	43,369	44,947
Other liabilities	22,090	22,015
Subordinated indebtedness	5,157	6,658
Preferred share liabilities	600	600
Non-controlling interests	174	185
Shareholders’ equity	14,275	13,831

	$335,944	$353,930

Assets
As at October 31, 2009, total assets decreased by $18.0 billion or 5% from 2008.
     Cash and deposits with banks were down $2 billion or 22%, mainly due to investment in AFS securities and normal treasury activities.
     Securities were down $1.6 billion or 2%. Trading securities decreased as securities that matured during the year were reinvested in debt and government securities classified as AFS securities. AFS securities also increased due to new investments made during the year. HTM securities were reclassified to loans on November 1, 2008. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Securities borrowed or purchased under resale agreements decreased by $2.8 billion or 8% primarily due to funding requirements.
     Loans were down $4.3 billion or 2% from 2008. The decrease was mainly due to the repayment of certain significant business and government loans and reduction in residential mortgages and an increase in allowances. Residential mortgages decreased largely due to securitizations, net of volume growth. The decreases were partially offset by the reclassification of HTM securities to business and government loans. A detailed discussion of the loan portfolio is included in the “Management of Credit Risk” section.
     Derivative instruments decreased by $3.9 billion or 14%, largely due to lower market valuation on foreign exchange, credit and equity derivatives, offset in part by higher market valuation driven by higher trading volumes in interest-rate derivatives. The market valuation of credit derivatives is net of valuation adjustments related to the credit protection purchased from financial guarantors.
     Other assets were down $3.4 billion or 11%, mainly due to $1.8 billion of tax refunds received during the year.
Liabilities
Total liabilities as at October 31, 2009 were down by $18.4 billion or 5% from 2008.
     Deposits were down $9.8 billion or 4%, due to a decrease in business and government and bank deposits driven by a reduction in our funding requirements, partially offset by volume growth in retail deposits. Further details on the composition of deposits are provided in Note 10 of the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments decreased by $5.6 billion or 17%, mainly due to lower market valuation on foreign exchange, credit and equity derivatives, offset in part by higher market valuation driven by higher trading volumes in interest-rate derivatives.
     Subordinated indebtedness decreased by $1.5 billion or 23%, due to redemptions made during the year. Further details on the redemptions are provided in the “Capital Resources” section.
Shareholders’ equity
Shareholders’ equity as at October 31, 2009 was up by $444 million or 3% mainly on earnings for the year and issuance of preferred shares, offset by payment of dividends.
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Basel II Capital Accord
On November 1, 2007, we adopted the Basel II capital management framework, which enhances the risk sensitivity of minimum regulatory capital requirements. Under the Basel II framework, regulatory capital includes a charge for operational risk. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     CIBC implemented the Advanced Internal Ratings Based (AIRB)

Management’s Discussion and Analysis
approach for all material credit risk portfolios. We received approval with attached conditions from the Office of the Superintendent of Financial Institutions (OSFI) on December 31, 2007. Immaterial portfolios are on the standardized approach, and in the event that any one of these portfolios becomes material, management will develop and implement plans to transition it to an AIRB approach, as required by OSFI. Regulatory capital for securitization activities is based on either internal estimates of risks or external ratings issued by recognized ratings agencies. Refer to the “Credit Risk” section for more details.
     For operational risk, we received formal acceptance from OSFI in December 2008 to implement the Advanced Measurement Approach (AMA).
     Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependent upon the perceived liquidity of our various trading portfolios.
     In July 2009, the Basel Committee on Banking Supervision issued a series of guidelines to enhance the Basel II capital management framework. The guidelines include revisions to the Basel II market risk framework, enhancements to the Basel II credit risk framework, and the introduction of capital requirements for incremental risk in the trading book. These guidelines strengthen the rules governing trading book capital as well as increase the capital requirements for securitization and re-securitization activities. In addition, the amendment prescribes expanded supervisory review of internal risk management activities surrounding securitization and re-securitization activities as well as increased disclosure for such activities. These guidelines are effective December 2010 except for the supplementary supervisory review process changes which are effective immediately. We are currently evaluating the impact of adopting these amendments which will ultimately depend on the composition of the relevant portfolios at the time of implementation.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust as described in the “Off-balance Sheet Arrangements” section, commencing the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. This treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.18% and 0.25% respectively.

$ millions, as at October 31	2009	2008

Tier 1 capital
Common shares(1)	$6,241	$6,063
Contributed surplus	92	96
Retained earnings	5,156	5,483
Net after-tax fair value losses arising from changes in institution’s own credit risk	4	2
Foreign currency translation adjustments (component of AOCI)	(495)	(357)
Net after-tax unrealized holding losses on AFS equity securities in OCI	(14)	(10)
Non-cumulative preferred shares(2)	3,756	3,231
Innovative instruments	1,599	—
Certain non-controlling interests in subsidiaries	174	174
Goodwill	(1,997)	(2,100)
Gains on sale of applicable securitized assets	(59)	(53)
50/50 deductions from each of Tier 1 and Tier 2(3)	(303)	(164)

	14,154	12,365

Tier 2 capital
Perpetual subordinated indebtedness	286	363
Other subordinated indebtedness (net of amortization)	4,736	6,062
Eligible general allowance (standardized approach)(4)	119	108
50/50 deductions from each of Tier 1 and Tier 2(3)	(303)	(164)
Other equity and substantial investment deduction	(165)	(605)

	4,673	5,764

Total capital available for regulatory purposes	$18,827	$18,129

Regulatory capital ratios
Tier 1 capital	12.1%	10.5%
Total capital	16.1%	15.4%
Assets-to-capital multiple	16.3x	17.9x

(1)	Does not include short trading positions of nil (2008: $0.4 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2008: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets) and substantial investments in unconsolidated entities. The substantial investment amounts which qualified for OSFI’s transition rules were deducted 100% from Tier 2 capital during 2008. In addition, investment insurance activities continue to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

(4)	Amount for 2008 has not been adjusted for the movement of specific allowance related to credit cards to general allowance as previously noted.
The Tier 1 ratio was up 1.6% and the total capital ratio was up 0.7% from October 31, 2008, mainly due to the Notes issued by CIBC Capital Trust and the issue of preferred shares, both noted below, offset in part by structured credit charges during the year. The ratios also benefited from slightly lower risk-weighted assets (RWAs), as reductions driven by the strengthening of the Canadian dollar, the purchase of residential mortgage insurance, and lower market and operational risk were partially offset by RWA increases against several exposures, including corporate and financial guarantors, and the risk weighting of securitized exposures in Cards II Trust noted above.
     In addition, the Tier 1 ratio was adversely impacted by the expiry

Management’s Discussion and Analysis
of OSFI’s transition rules related to the grandfathering of substantial investments held prior to December 31, 2006, which were deducted entirely from Tier 2 capital in 2008. The redemption of our subordinated indebtedness described below also reduced the total capital ratio.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, RWA requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken:
Subordinated debt
On June 1, 2009, we redeemed all $750 million of our 4.25% Debentures (subordinated indebtedness) due June 1, 2014 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.
     On October 15, 2009, we redeemed all $500 million of our 4.50% Debentures (subordinated indebtedness) due October 15, 2014 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes —Series B due June 30, 2108. The Notes qualify as part of Tier 1 regulatory capital. See Note 18 to the consolidated financial statements for additional details.
Preferred shares
On February 4, 2009, we issued 13 million 6.5% non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares), with a par value of $25.00 each, for net proceeds of $319 million.
     On March 6, 2009, we issued 8 million 6.5% non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares), with a par value of $25.00 each, for net proceeds of $196 million.
     On June 17, 2009, the offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. During the year we did not purchase shares under this offer.
Common shares
Pursuant to stock option plans, we issued 1 million new common shares for a total consideration of $41 million for the year ended October 31, 2009.
     Pursuant to the Shareholder Investment Plan, we issued 2.2 million new common shares for a total consideration of $137 million for the year ended October 31, 2009.
     On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
Dividends
During the year, we paid quarterly dividends of 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 17 and 18 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.
Total economic capital by risk type
Total economic capital by segment

Management’s Discussion and Analysis
Risk-weighted assets
Under the Basel II AIRB approach, credit risk RWA are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD) and exposure at default (EAD) and in some cases, maturity adjustments.
     Under the Basel II Standardized approach, credit risk RWA are calculated by applying the weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio are statistically estimated based on models approved by OSFI. RWA for operational risk related to losses from inadequate or failed processes, people and systems are estimated under a model based approach approved by OSFI.

	Risk-weighted amounts
$ millions, as at October 31	2009	2008

Credit risk
Standardized approach
Corporate	$5,554	$6,754
Sovereign	202	253
Banks	405	223
Real estate secured personal lending	1,716	1,860
Other retail	875	1,203
Securitizations	—	131

	8,752	10,424
AIRB approach
Corporate	34,388	32,300
Sovereign	1,670	1,213
Banks	3,552	3,332
Real estate secured personal lending	4,894	6,080
Qualifying revolving retail	14,801	10,935
Other retail	5,650	5,947
Equity(1)	896	933
Trading book	7,588	8,595
Securitizations	2,522	2,455
Adjustment for scaling factor	4,558	4,307

	80,519	76,097
Other credit risk-weighted assets	7,919	8,640

Total credit risk	97,190	95,161
Market risk (Internal Models Approach)	1,321	2,928
Operational risk (Advanced Measurement Approach)	18,787	19,857

Total risk-weighted assets	$117,298	$117,946

(1)	100% risk-weighted.

Management’s Discussion and Analysis
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2009	No. of shares	$ millions		conversion date	conversion date

Common shares(1)	384,054,189	$6,244
Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(2)	2,000	—	(3)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible
Series 33	12,000,000	300		not convertible	not convertible
Series 35	13,000,000	325		not convertible	not convertible
Series 37	8,000,000	200		not convertible	not convertible

Total		$3,156

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Stock options outstanding	6,948,563

(1)	Net of treasury shares: 2,065 $nil million.

(2)	The offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired on June 17, 2009.

(3)	Due to rounding.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 35 shares may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares, Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 37 shares may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares, Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Management’s Discussion and Analysis
Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of Risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of variable interest entities (VIEs). VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.
     VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.
     VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS, which aggregate residential mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDO squared.
     VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and overcollateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
     We engage all four major rating agencies, Moody’s Investors Service (Moody’s), Dominion Bond Rating Service Limited (DBRS), Standard & Poor’s (S&P) and Fitch Ratings Limited (Fitch), to opine on the credit ratings of asset-backed securities issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
     The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or for the year ended		Residential	Credit	Commercial
October 31		mortgages	cards	mortgages

2009	Outstanding securitized assets	$49,038	$2,239	$549
	Interest-only strips	1,152	11	—
	Liquidity facilities(1)	443	—	—
	Securitization revenue(2)	210	308	—

2008	Outstanding securitized assets	$39,247	$3,541	$621
	Interest-only strips	501	27	—
	Liquidity facilities(1)	620	—	—
	Securitization revenue(2)	194	390	1

(1)	Net of investments in our securitization vehicles.

(2)	Includes net gain on sale of securitized assets of $144 million (2008: $105 million).
Residential mortgage loans
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), and the more recent government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. During the year, we sold approximately $20.8 billion of MBS under these programs. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with CMHC to receive interest cash flows from the securitized MBS assets in return for paying interest on the bond issued by CMHC. In addition to interest on the MBS assets, the swap arrangement entitles us to any interest earned on CMHC’s principal reinvestment account resulting from principal repaid on those MBS assets. We also securitize uninsured fixed-rate mortgages to a qualifying specific purpose entity (QSPE), which we are not required to consolidate.
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
     During the year, we securitized credit card receivables of $54 million to Cards II Trust, a QSPE, and purchased the same amount of a new series of enhancement notes issued by the QSPE. The notes

Management’s Discussion and Analysis
are subordinated to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the QSPE.
Commercial mortgage loans
We securitize certain commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at October 31, 2009, we held ownership certificates of $26 million (2008: $22 million). We continue to service the mortgages. There were no commercial mortgages securitized during the year.
Securitization of third-party assets
CIBC sponsored conduits
We sponsor several multi-seller and single-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancements from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, MACRO Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Our liquidity facilities to Franchise Trust and Franchise Trust II were terminated in 2008.
     We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $11 million (2008: approximately $18 million)
     During the year, we acquired all of the commercial paper issued by Macro Trust and consolidated the vehicle. For further details, refer to “Other Selected Activities” section and Note 6 to the consolidated financial statements.
CIBC structured CDO vehicles
We acted as structuring and placement agent for CDO vehicles. As discussed in the “Run-off Businesses and Other Selected Activities” section, we curtailed our business activity in structuring CDO vehicles. We have a focused team with the mandate to manage and reduce the residual exposures from legacy activities. These exposures mainly arose through our previous involvement in acting as structuring and placement agent for CDOs. We lent to, or invested in, the debt or equity tranches of these vehicles, and acted as a counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into CDOs.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles. Our activities were mainly intermediation, correlation and flow trading which earned us a spread on matching positions. These activities are now being managed by the focused team discussed above. As described in the “Run-off Businesses” section, during the year we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor. The table below excludes our investments (fair value of $69 million as at October 31, 2009) in, and written credit derivatives (notional of $1.9 billion and negative fair value of $1.7 billion, as at October 31, 2009) on, the notes of these CDOs.
Third party structured vehicles — continuing
We have investments in third-party structured vehicles through our treasury and trading activities.
Our exposures to unconsolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at carrying value, undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

$ millions, as at October 31	2009				2008
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored conduits	$556	$3,108	(3)	$—	$805	$7,984	(3)	$—
CIBC structured CDO vehicles	737	66		652	772	69		766
Third-party structured vehicles — run-off	6,676	650		11,110	7,098	707		17,174
Third-party structured vehicles — continuing	1,695	—		—	1,069	384		—

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $6.1 billion (2008: $6.7 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The negative fair value liability recorded on the consolidated balance sheet was $4.1 billion (2008: $5.6 billion). Notional amounts of $10.7 billion (2008: $16.0 billion) were hedged with credit derivatives protection from third parties; the fair value receivable of these hedges net of CVA was $0.6 billion (2008: $1.2 billion). Accumulated fair value losses amount to $2.5 billion on unhedged written credit derivatives.

(3)	Net of $556 million (2008: $805 million) of investment and loans in CIBC sponsored multi-seller conduits.

Management’s Discussion and Analysis
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:
•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.
•	Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.
All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 25 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$43,907	$—	$—	$—	$43,907	$49,293
Unutilized credit commitments(3)	27,796	7,329	3,793	829	$39,747	$37,918
Backstop liquidity facilities(4)	4,869	—	—	—	$4,869	$9,764
Standby and performance letters of credit	3,981	789	159	194	$5,123	$6,249
ALM credit derivatives written options(5)	27	—	—	—	$27	$30
Documentary and commercial letters of credit	231	3	—	—	$234	$236
Other	371	—	—	—	$371	$394

	$81,182	$8,121	$3,952	$1,023	$94,278	$103,884

(1)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $5.3 billion (2008: $6.1 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.7 billion (2008: $28.7 billion), of which $18.7 billion (2008: $14.5 billion) will expire in one year or less, and excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $29 million (2008: $55 million) which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of asset liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
Most of CIBC’s business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity and operational risks. During 2009, economic and market conditions continued to affect the risk environment, particularly relating to credit, market and liquidity risks. The economic downturn has negatively affected credit quality, and market volatility has influenced our market and liquidity risk management strategies.
     Our objective continues to be to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance over the long term and remain within our risk appetite.
     Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures and other controls.
     Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.
Our risk management framework includes:
•	Risk policies, procedures and limits to align activities with risk appetite;

•	Regular risk reports to identify and communicate risk levels;

•	An independent controls framework to identify and test compliance with key controls;

•	Stress testing to consider potential impacts of changes in the business environment on risk levels; and

•	Oversight through our risk-focused committees and governance structure.
We continuously monitor our risk profile against our defined risk appetite, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions and political and regulatory environments that influence our overall risk profile.
     Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.
Risk governance
Our risk governance and management structure is illustrated below:
Risk Governance and Management Structure

Management’s Discussion and Analysis
Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.
Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and control environment including controls over risk management process.
Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:
•	Asset Liability Committee (ALCO): This committee comprises the SET, senior Business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.
•	Capital and Risk Committee (CRC): This committee, comprises the SET, senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk-appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk-appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
•	Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.
•	Reputation and Legal Risks Committee (RLR Committee): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to management of reputation and legal risks.
Risk management
CIBC’s Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.
     CIBC’s Risk Management group performs several important activities including the following:
•	Defining CIBC’s risk appetite;

•	Setting risk strategy to manage risks in alignment with risk appetite and business strategy;

•	Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;

•	Measuring, monitoring and reporting on risk levels; and

•	Identifying and assessing emerging and potential strategic risks.
Risk Management is organizationally independent of the originating businesses to ensure objectivity. Following an organizational realignment completed during the first quarter, there are four key groups within Risk Management:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Retail Risk Management — This unit oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.
•	Wholesale Credit & Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our small business, commercial and wholesale lending activities globally, as well as management of the special loans and investments portfolios.
•	Risk Services — This unit is responsible for a range of activities, including: regulatory and economic capital reporting; operational risk management; and vetting and validating of models and parameters. Risk Services is also responsible for various risk policies including those associated with credit, operational, and reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management, with oversight provided by ALCO.
Risk identification and measurement
Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:
•	Ongoing monitoring of trading and non-trading portfolios;

•	Regular assessment of risks associated with lending and trading credit exposures;

•	Assessment of risks in new business activities and processes;

•	Assessment of risks in restructurings and re-organizations;

•	Assessment of risks in complex and unusual business transactions; and

•	Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the model continues to be appropriate and outputs are valid.
     Risk is usually measured in terms of expected loss, unexpected loss and economic capital.
Expected Loss
     Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.
     In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.
     For trading market risks, Value at Risk (VaR) is the statistical technique used to measure expected losses. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.
     For trading credit risks associated with market value based

Management’s Discussion and Analysis
products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss and economic capital
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess the performance on a risk-adjusted basis. Refer to the “Financial Condition” section for additional details.
     We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.
Risk controls
Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.
     Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control — Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
     The Board of Directors, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.
     In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.
     Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
     To control credit risk in alignment with CIBC’s risk appetite, CIBC has implemented policies and standards as well as limits to control credit concentrations. Key policies and limits are subject to annual review and approval by the RMC.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Credit approval authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit concentration limits
Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are also used to reduce concentrations.
Credit risk mitigation
One way we mitigate credit risk is to obtain a pledge of collateral in support of loans. Our credit risk management policies include requirements relating to collateral including requirements to verify the collateral and its value and to ensure we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral include cash or marketable securities for securities lending and repurchase transactions, charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers and mortgages over residential properties for retail lending. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our mortgage exposure.
     We also obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC or other investment-grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.
     Sovereign exposure increased in 2009 primarily due to increased investment in government securities. Qualifying revolving credit increased significantly in 2009 primarily driven by a revised EAD estimation methodology for credit cards. The new methodology determines EAD as a percentage of card authorizations, whereas the prior methodology calculated EAD as an add-on to outstanding card balances. Consequently, there is a large increase in exposure, particularly in the lowest risk bands as provided in “Credit quality of the retail portfolios” on page 77.

Management’s Discussion and Analysis
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust as described in the “Off-balance Sheet Arrangements” section, commencing in the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. Refer to the “Capital Resources” section for further details.

$ millions, as at October 31
	AIRB		Standardized	2009	2008
	approach		approach	Total	Total

Business and government portfolios
Corporate
Drawn	$32,035		$5,286	$37,321	$46,388
Undrawn commitments	17,341		211	17,552	18,434
Repo-style transactions	22,207		—	22,207	26,409
Other off-balance sheet	3,755		216	3,971	4,958
OTC derivatives	7,594		47	7,641	11,468

	82,932		5,760	88,692	107,657

Sovereign
Drawn	55,398		2,078	57,476	34,587
Undrawn commitments	4,216		—	4,216	2,689
Repo-style transactions	1,815		—	1,815	863
Other off-balance sheet	150		—	150	35
OTC derivatives	1,314		—	1,314	1,258

	62,893		2,078	64,971	39,432

Banks
Drawn	15,016		1,483	16,499	12,675
Undrawn commitments	811		—	811	596
Repo-style transactions	59,783		148	59,931	56,017
Other off-balance sheet	30,936		—	30,936	36,384
OTC derivatives	6,349		13	6,362	6,087

	112,895		1,644	114,539	111,759

Total business and government portfolios	258,720		9,482	268,202	258,848

Retail portfolios
Real estate secured personal lending
Drawn	100,939		2,307	103,246	105,400
Undrawn commitments	24,728		—	24,728	20,122

	125,667		2,307	127,974	125,522

Qualifying revolving retail
Drawn	20,940		—	20,940	17,172
Undrawn commitments	40,351		—	40,351	21,718
Other off-balance sheet	370		—	370	—

	61,661		—	61,661	38,890

Other retail
Drawn	8,149		1,106	9,255	9,774
Undrawn commitments	2,244		21	2,265	2,227
Other off-balance sheet	42		—	42	105

	10,435		1,127	11,562	12,106

Total retail portfolios	197,763		3,434	201,197	176,518

Securitization exposures	17,446	(1)	—	17,446	23,356

Gross credit exposure	$473,929		$12,916	$486,845	$458,722

(1)	Under the IRB approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) — risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) – the probability that the obligor will default within the next 12 months.

•	Exposure at default (EAD) – the estimate of the amount which will be drawn at the time of default.

•	Loss given default (LGD) – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

Management’s Discussion and Analysis
     We are exposed to wrong-way risk when the exposure to a particular counterparty is positively correlated with the probability of default of that counterparty due to the nature of the transactions with the company. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.
     We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
Rating profile of derivative MTM receivables

Exposure(1) in $ billions,
as at October 31		2009		2008

Standard & Poor’s rating equivalent
AAA to BBB-	$6.1	75.5%	$8.3	80.9%
BB+ to B-	1.4	17.5	1.2	11.5
CCC+ to CCC-	0.4	5.1	0.7	6.6
Below CCC-	0.1	1.0	—	0.2
Unrated	0.1	0.9	0.1	0.8

Total	$8.1	100.0%	$10.3	100.0%

(1)	MTM value of the derivative contracts is after credit valuation adjustments and derivative master netting agreements and before any collateral.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage, student loan and small business portfolios of $59.1 billion (2008: $50.0 billion) are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at October 31
	EAD			2009	2008
Grade	Corporate	Sovereign	Banks	Total	Total

Investment grade	$30,168	$119,771	$57,169	$207,108	$171,137
Non-investment grade	21,773	367	2,112	24,252	42,120
Watchlist	1,865	3	4	1,872	1,663
Default	1,041	2	—	1,043	186

	$54,847	$120,143	$59,285	$234,275	$215,106

The increase in both default and watchlist exposures was largely driven by global economic conditions. These exposures are across all industries, but financial services and retail/wholesale account for the majority of our watchlist exposures, while the manufacturing and real estate sectors account for about half of our default exposures.
Business and government portfolios (excluding scored small business) — slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Exposures in the “weak” category generally were originated at a stronger risk level.

EAD in $ millions, as at October 31	2009	2008

Strong	$5,999	$6,034
Good	159	141
Satisfactory	52	38
Weak	9	10
Default	8	5

	$6,227	$6,228

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Risk Level	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage, small business and student loan portfolios of $59.1 billion (2008: $50.0 billion) are reclassified to either sovereign or corporate exposures. Retail portfolios include $3.7 billion (2008: $3.8 billion) of small business scored exposures.

$ millions, as at October 31
	EAD
	Real estate
	secured	Qualifying
	personal	revolving	Other	2009	2008
Risk level	lending	retail	retail	Total	Total

Exceptionally low	$39,481	$31,569	$2,266	$73,316	$54,007
Very low	12,058	9,650	2,399	24,107	19,613
Low	14,438	13,080	4,197	31,715	42,185
Medium	205	5,556	1,289	7,050	5,017
High	402	1,622	44	2,068	1,518
Default	162	184	83	429	390

	$66,746	$61,661	$10,278	$138,685	$122,730

Management’s Discussion and Analysis
Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below.

$ millions, as at October 31
	Risk-weight category						2009	2008
	0%	20%	50%	75%	100%	150%	Total	Total

Corporate	$—	$17	$186	$—	$5,557	$—	$5,760	$7,700
Sovereign	1,847	24	53	—	118	35	2,077	1,848
Bank	—	1,436	122	—	87	—	1,645	1,404
Real estate secured personal lending	—	—	—	2,302	5	—	2,307	2,505
Other retail	—	—	—	908	219	—	1,127	1,257

	$1,847	$1,477	$361	$3,210	$5,986	$35	$12,916	$14,714

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the internal ratings based (IRB) and standardized approach. Accumulated gain of $59 million (2008: $53 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at October 31
	EAD(1)(2)
Ratings	2009	2008

AAA to BBB-	$16,367	$22,129
BB+ to BB-	116	99
Below BB-	120	64
Unrated	565	390

	$17,168	$22,682

(1)	EAD under IRB approach is net of financial collateral of $219 million (2008: $621 million).

(2)	Includes EAD under standardized approach 2009: nil (2008: $624 million in AAA to BBB- rating).
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31
					2009	2008
	Canada	U.S.	Europe	Other	Total	Total

Drawn	$75,736	$18,791	$4,888	$3,034	$102,449	$83,686
Undrawn commitments	19,891	1,804	378	295	22,368	21,309
Repo-style transactions	3,277	2,170	467	600	6,514	6,387
Other off-balance sheet	26,187	3,562	4,698	394	34,841	41,163
OTC derivatives	5,607	4,852	4,295	503	15,257	18,763

	$130,698	$31,179	$14,726	$4,826	$181,429	$171,308

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

Management’s Discussion and Analysis
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31
		Undrawn	Repo-style	Other off-	OTC		2009	2008
	Drawn	commitment	transactions	balance sheet	derivatives		Total	Total

Commercial mortgages	$6,122	$106	$—	$—	$—		$6,228	$6,229
Financial institutions	18,962	2,696	6,087	31,693	11,876	(1)	71,314	77,030	(1)
Retail and wholesale	2,040	1,527	—	278	58		3,903	4,152
Business and personal services	3,124	984	160	348	449		5,065	4,912
Manufacturing, capital goods	866	1,031	—	115	50		2,062	2,440
Manufacturing, consumer goods	1,025	854	—	48	33		1,960	2,254
Real estate and construction	5,810	1,722	—	585	66		8,183	8,575
Agriculture	2,600	849	—	22	15		3,486	3,815
Oil and gas	3,137	3,941	—	495	555		8,128	8,888
Mining	856	721	6	151	61		1,795	3,986
Forest products	415	260	2	62	22		761	1,003
Technology	452	395	1	37	3		888	1,125
Cable & telecommunications	352	857	—	134	368		1,711	1,909
Broadcasting, publishing and printing	592	332	—	42	24		990	1,188
Transportation	1,161	683	—	464	82		2,390	2,673
Utilities	883	1,645	—	255	402		3,185	3,503
Social/education services	1,114	880	3	73	65		2,135	2,289
Governments	52,938	2,885	255	39	1,128		57,245	35,337

	$102,449	$22,368	$6,514	$34,841	$15,257		$181,429	$171,308

(1)	Includes $2.8 billion (2008: $3.6 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $1.5 billion (2008: $1.9 billion).
As at October 31, 2009, the notional amount of credit protection purchased against our business and government loans was $2.5 billion (2008: $4.6 billion). The decrease during the year is due to unwinding a number of hedge positions. The largest sector concentrations hedged through these programs were oil and gas $1.2 billion (2008: $2.1 billion), and financial intermediaries $776 million (2008: $1.1 billion). All counterparties from whom we have purchased credit derivative protection for the loan portfolio are financial institutions or Canadian sovereign entities with investment-grade ratings from major rating agencies.
Total loans and acceptances
As at October 31, 2009, total loans and acceptances after allowance for credit losses was $175.6 billion (2008: $180.3 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 74.4% (2008: 73.6%) of the portfolio, and business and government loans (including acceptances) 25.6% (2008: 26.4%).
     Consumer loans decreased $2.1 billion or 1.6% from the prior year. The main decrease was in residential mortgages which decreased by $4.5 billion or 5% due to securitization, however on a managed basis (for additional information, see the “Non-GAAP Measures” section) were up $5 billion, or 4%. Residential mortgages constitute 66% (2008: 68%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The decrease in the business and government loans (including acceptances) of $2.7 billion or 5.6% from the prior year was largely due to decreases in the financial institution and mining sectors. As a result of adopting the amended CICA handbook section 3855, we have reclassified HTM securities to loans with effect from November 1, 2008.

Management’s Discussion and Analysis
Impaired loans and allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2009	government	Consumer	2008
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$399	$584	$983	$370	$493	$863
New additions	1,142	1,646	2,788	297	1,041	1,338
Returned to performing status, repaid or sold	(201)	(436)	(637)	(120)	(248)	(368)

Gross impaired loans prior to write-offs	1,340	1,794	3,134	547	1,286	1,833
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)

Balance at end of year	$1,184	$727	$1,911	$399	$584	$983

Specific allowance(3)
Balance at beginning of year	$200	$243	$443	$194	$237	$431
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)
Provisions	392	1,020	1,412	105	595	700
Recoveries	28	93	121	21	93	114
Transfer from general allowance(1)	—	10	10	—	5	5
Foreign exchange and other adjustments	(22)	(6)	(28)	28	15	43

Balance at end of year	$442	$293	$735	$200	$243	$443

Net impaired loans
Balance at beginning of year	199	341	540	$176	$256	$432
Net change in gross impaired	785	143	928	29	91	120
Net change in allowance	(242)	(50)	(292)	(6)	(6)	(12)

Balance at end of year	$742	$434	$1,176	$199	$341	$540

Gross impaired loans less specific allowance as a percentage of related assets(2)			0.56%			0.25%

(1)	Related to student loan portfolio.

(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

(3)	Excludes allowance on letters of credit (2009: $1 million, 2008: nil).
Impaired loans
During the year, $2.8 billion of loans were newly classified as impaired, up $1.5 billion from 2008. The increase was driven by an increase of $845 million in business and government loans and $605 million in consumer loans.
     Reductions in gross impaired loans through remediation, repayment or sale were $637 million, up $269 million from 2008. The increase comprised $188 million in consumer loans and $81 million in business and government loans. For the year, write-offs totalled $1.2 billion, up $373 million from the prior year. Consumer loan write-offs increased by $365 million, while business and government loan write-offs increased by $8 million.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical Accounting Policies and Estimates” section. Breakdown of allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $2,043 million, up $520 million or 34% from October 31, 2008.
     Specific allowance for credit losses including allowance on letters of credit was $736 million, up $293 million or 66% from October 31, 2008. The increase was mainly in the sectors of real estate and construction, publishing, printing and broadcasting, as well as in personal lending.
     General allowance was $1,307 million, up $227 million from October 31, 2008.
     Management believes the total allowance for credit losses as at October 31, 2009 was appropriate in light of the composition of the credit portfolio. Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Settlement risk
Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.
     Many global and settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. We participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems.
     Transactions settled outside of payment and settlement systems require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties.

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.
     Our policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits;

•	Tier 2 limits are designed to control the risk profile in each business; and

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use the following measures for market risk:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;

•	Stress-testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances; and

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
The VaR measures disclosed in the table and backtesting chart on the next pages exclude exposures in our run-off businesses as described on pages 44 to 51 of the MD&A. Due to the volatile and illiquid markets for these positions, the quantification of risk for these positions is subject to a high degree of uncertainty. These run-off positions are being managed independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     Total Market Risk VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
     To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests to ensure CIBC would withstand an extreme market event.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress-test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 2008 market crash, the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress-testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that

Management’s Discussion and Analysis
the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.
     Total average risk for the trading portfolio was down 57% from the last year, primarily due to proactive managing down of the market risk exposure and general improvement in the capital markets, particularly the credit markets.
     VaR by risk type — trading portfolio(2)

	2009				2008
$ millions, as at or for the year ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$3.3	4.1	7.7	1.7	$8.9	7.4	13.9	$3.0
Credit spread risk	0.5	1.2	7.9	0.4	8.7	7.5	16.0	3.6
Equity risk	1.2	2.8	6.1	1.0	5.2	5.2	7.6	3.7
Foreign exchange risk	1.1	0.9	7.3	0.1	1.4	0.6	2.1	0.2
Commodity risk	0.5	0.7	2.7	0.3	0.5	0.7	1.4	0.3
Debt specific risk	1.2	2.5	6.1	0.9	7.1	8.1	13.7	4.0
Diversification effect(1)	(3.4)	(5.9)	n/m	n/m	(16.0)	(14.8)	n/m	n/m

Total risk	$4.4	$6.3	$14.6	$3.0	$15.8	$14.7	$21.1	$8.8

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
(2)	The table excludes exposures in our run-off businesses.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
Trading revenue was $(294) million (2008: $(7,239) million; 2007: $(310) million) and trading revenue (TEB)(1) was $(256) million (2008: $(7,056) million; 2007: $(18) million). The trading revenue and trading revenue (TEB)(1) for 2009 in the daily trading revenue histogram and trading revenue (TEB)(1) and VaR backtesting graph below exclude $(1.1) billion from run-off positions related primarily to reductions in fair value of structured credit assets and CVAs, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2009. Trading revenue (TEB)(1) was positive for 91% of the days (2008: 55%; 2007: 75%). Trading losses exceeded VaR once during the year. Trading losses exceeded VaR by $1.4 million on November 20, 2008 due to adverse sharp moves across the capital markets. Average daily trading revenue (TEB)(1) was $3.3 million (2008: $0.4 million; 2007: $2.7 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2009 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2009 trading revenue (TEB)(1)(2)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.
(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVAS, which cannot be allocated meaningfully to specific days.

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR(2)

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVAS, which cannot be allocated meaningfully to specific days.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress-testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$millions, as at October 31, 2009	Positive	Negative	Net

Maturity less than 1 year	$267	$(226)	$41
Maturity 1 — 3 years	320	(222)	98
Maturity 4 — 5 years	37	(25)	12
Maturity in excess of 5 years	69	(6)	63

Fair value of contracts	$693	$(479)	$214

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board of Directors. Compliance with trading and non-trading Market Risk policy, as well as market risk limits is monitored daily by Market Risk Management.
     Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after tax (NIAT) over a one-year term of an immediate 1% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% increase in market interest rates.
     Our total non-trading interest rate risk exposure, as at October 31, 2009, is included in Note 20 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.6 years. The interest rate position reported in Note 20 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates adjusted for estimated prepayments.

Management’s Discussion and Analysis
Interest rate sensitivity — non-trading (after-tax)

$ millions, as at October 31		2009		2008
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$134	$(21)	$2	$74	$(18)	$5
Change in present value of shareholders’ equity	322	(89)	(6)	225	(36)	(5)
100 basis points decrease in interest rates
Net income	$(30)	$21	$(2)	$(59)	$18	$(5)
Change in present value of shareholders’ equity	(257)	75	5	(255)	36	5

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.
     Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board of Directors. Compliance with Trading and Non-Trading Market Risk Policy, as well as market risk limits is monitored daily by Market Risk Management.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2009 by approximately $40 million (2008: $15 million).
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in Accumulated Other Comprehensive Income (AOCI) amounted to a $38 million loss as at October 31, 2009 (2008: loss of $39 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 15 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Amortized cost	Fair value

2009	AFS securities	$948	$1,206
	Equity-accounted investments	190	209

		$1,138	$1,415

2008	AFS securities	$1,059	$1,410
	Equity-accounted investments	236	248

		$1,295	$1,658

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.
     The Treasurer oversees and governs our liquidity risk management framework and is responsible for recommending and maintaining the liquidity policies as well as monitoring compliance to the policies.
     Policies and standards defining our liquidity risk management, measurement and reporting requirements are reviewed and approved annually by the RMC. Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     As part of the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposure are monitored on a daily basis to ensure compliance with the limits. Potential cash flows under various stress scenarios are modeled using balance sheet positions. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
     The primary liquidity risk metric to measure and monitor our liquidity positions is liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash inflows. Our on-balance sheet and off-balance sheet positions are projected forward using parameters to reflect response expectations by category under given stress environments.
Term funding sources and strategies
We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding and totalled $104.3 billion as at October 31, 2009
(2008: $95.1 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including the Bank of Canada and the Federal Reserve Bank provide liquidity to financial systems. These liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of NHA MBS which are composed of insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance Sheet Arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2009	2008

Cash	$1.2	$1.1
Deposits with banks	5.8	7.9
Securities issued by Canadian governments(1)	16.8	5.5
Mortgage-backed securities(1)	19.4	20.7
Other securities(2)	31.0	39.6
Securities borrowed or purchased under resale agreements	32.8	35.6

	$107.0	$110.4

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprise AFS securities and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2009 totalled $36.7 billion (2008: $44.6 billion). For additional details, see Note 25 to the consolidated financial statements.
Credit ratings
Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the course of the year, S&P revised our outlook from negative to stable, and affirmed our long- and short-term ratings while Fitch affirmed our ratings, removing us from Rating Watch Negative and assigning a Negative Rating outlook.

Management’s Discussion and Analysis
     Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt
As at October 31	2009	2008	2009	2008

DBRS	R-1H	R-1H	AA	AA
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa2
S&P	A-1	A-1	A+	A+

Impact on collateral if there is a downgrade of CIBC’s credit rating
We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on mark-to-market, valuations, and collateral arrangement thresholds as applicable.
Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
Financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Contractual maturity information related to derivatives is provided in Note 14 of the consolidated financial statements. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

	Less than	1-3	3-5	Over	No specified	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$76,395	$30,963	$4,098	$9,152	$102,509	$223,117	$232,952
Acceptances	8,397	—	—	—	—	8,397	8,848
Obligations related to securities sold short	807	1,504	1,017	2,588	—	5,916	6,924
Obligations related to securities lent or sold under repurchase agreements	30,500	6,489	464	—	—	37,453	38,023
Other liabilities	141	—	—	—	13,726	13,867	13,352
Subordinated indebtedness(1)	—	—	250	4,719	—	4,969	6,428
Preferred share liabilities	600	—	—	—	—	600	600

	$116,840	$38,956	$5,829	$16,459	$116,235	$294,319	$307,127

(1)	Excludes subordinated debt held for trading purposes.

Management’s Discussion and Analysis
Credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$27,796	$7,329	$3,793	$829	$39,747	$37,918
Backstop liquidity facilities	4,869	—	—	—	4,869	9,764
Standby and performance letters of credit	3,981	789	159	194	5,123	6,249
Documentary and commercial letters of credit	231	3	—	—	234	236

	$36,877	$8,121	$3,952	$1,023	$49,973	$54,167

(1)	Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Other contractual obligations
The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term and capital resource needs:

	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Operating leases	$338	$573	$456	$1,504	$2,871	$2,725
Purchase obligations(1)	498	676	263	1	1,438	1,606
Investment commitments(2)	372	—	—	—	372	338
Pension contributions(3)	199	—	—	—	199	173

	$1,407	$1,249	$719	$1,505	$4,880	$4,842

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2010 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.
     Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.
     Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     The GCC oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);

•	Client restitution;

•	Regulatory compliance and taxation violations;

•	Loss or damage to assets;

•	Transaction processing errors; and

•	Theft, fraud and unauthorized activities
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure

Management’s Discussion and Analysis
groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management validation group to ensure that the assumptions applied are reasonable and conservative.
     Reputation and Legal Risk
Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.
     Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the RLR Committee.
Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2008, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which CIBC initially adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas (GHG) emissions and climate change management.
     In 2009, we completed an update of a major portfolio risk review related to potential regulatory requirements for GHG emission reductions in certain industries that was first completed in 2006.
     The ERM Group works closely with Corporate Services, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report.

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When a valuation technique is used that significantly incorporates non-observable market inputs or transaction prices, no inception profit is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.
     To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions.
     In the fourth quarter of 2008, we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the marks of the CLO assets of $291 million and written credit derivatives on CLOs of $489 million. This also led to a reduction in the fair value marks on purchased CLO protection by $911 million, with a resulting decrease in related credit valuation adjustments at the beginning of the fourth quarter of 2008 of $441 million. This change contributed to an increase in revenue of $310 million on August 1, 2008.
     We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     In the first quarter of 2008, we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) to take into account market observed credit spreads. The modification increased the charge during the quarter by approximately $590 million.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     In the second quarter of 2008, to reflect the deterioration in general credit conditions, we added $50 million to our historical,

Management’s Discussion and Analysis
formulaic calculation of the credit valuation adjustment for non-financial guarantor derivative counterparties. During the fourth quarter of 2008, we modified our valuation techniques for determining the credit valuation adjustment for non-financial guarantors to reflect market observed credit spreads, with nominal impact on results.
     Our interest-only strips from the sale of securitized assets are sensitive to prepayment rates which we also consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     The table below presents the amount of each category of financial instruments for the structured credit run-off business and the total bank, which are fair valued using valuation techniques based on non-observable market inputs (Level 3).

	Oct. 31	Oct. 31	Oct. 31	Oct. 31
$ millions, as at	2009	2009	2008	2008
	Structured		Structured
	credit		credit
	run-off	Total	run-off	Total
	business	CIBC	business	CIBC

Assets
Trading securities	$1,221	$1,360	$685	$854
AFS securities	20	1,297	216	894
FVO securities and loans	203	210	246	257
Derivative instruments	2,068	2,453	3,752	3,889

Liabilities
FVO deposits	$689	$689	$733	$733
Derivative instruments	4,317	5,131	7,155	7,828

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $33 million in our unhedged USRMM portfolio and $66 million in our non-USRMM portfolio, excluding unhedged loans (reclassified from HTM) and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as loans and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $59 million before the impact of the Cerberus transaction. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivables net of CVA from financial guarantors would result in a net loss of approximately $154 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $33 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $104 million.
     The total net gains recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $654 million (2008: net loss of $7,497 million).
     We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2009	2008

Trading securities
Market risk	$7	$43
Derivatives
Market risk	81	223
Credit risk	2,241	4,672
Administration costs	33	30
Other	2	6

	$2,364	$4,974

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Impairment of AFS securities
Our AFS securities include debt and equity securities and retained interests in securitized assets.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment (OTTI).
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook. In addition, for equity securities the significance of the unrealized loss or the length of time the unrealized loss has persisted is considered. Realized gains and losses on disposal and write-downs to reflect OTTI in the value of AFS are recorded in the consolidated statement of operations. Previously recognized impairment losses for debt securities are reversed if subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.

Management’s Discussion and Analysis
Specific allowance
Consumer loans
Specific allowance is established for residential mortgages, personal loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
     Specific allowance is not established for credit card loans and they are not classified as impaired and are instead fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Specific allowance previously established for credit card loans has been retroactively reclassified to the general allowance during the year. Also, commencing the fourth quarter of 2009, interest on credit card loans is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. See Note 5 to the consolidated financial statements for additional details.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watch list and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2009, our model indicated a range of outcomes for the general allowance between $883 million and $1,593 million. The general allowance of $1,307 million (2008: $1,080 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the probabilities of default or loss severity across all portfolios would cause the general allowance to increase by approximately $130 million.
Securitizations and VIEs
Securitization of our own assets
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are QSPEs or we are not the primary beneficiary of the entities.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance Sheet Arrangements” section and Note 6 to the consolidated financial statements as well as in the valuation of financial instruments section above.
Securitization of third-party assets
We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.
     Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; when we sell or dispose of a part or all of our variable interest to unrelated parties; or when the VIE issues new variable interest to unrelated parties. Where CIBC is not the

Management’s Discussion and Analysis
primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.
     Specifically, in relation to ABCP conduits (“the conduits”), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits significantly changes, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceeds 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
     Securitizations and VIEs affect all our reporting segments.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2009, we had goodwill of $2.0 billion and other intangible assets with an indefinite life amounting to $137 million. Under Canadian GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. Where appropriate, the carrying values of our reporting units are based on economic capital models and are designed to approximate the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. Imprecise estimates can affect the carrying value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.
     Our 2009 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.
     As at October 31, 2009, we had available future income tax assets in excess of future income tax liabilities of $1,730 million, before a valuation allowance of $95 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 23 to the consolidated financial statements.
Contingent liabilities
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Employee future benefit assumptions
We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees. Effective November 1, 2008, we elected to change our measurement date from September 30 to October 31, to align with our reporting date. This change was made as a retrospective adjustment to opening retained earnings without restatement of prior years’ results.
     The pension and other post-employment benefit expense and obligations, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management.
     The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2009, the net amount of unamortized actuarial losses was $1,171 million (2008: $877 million) in respect of pension plans and $100 million (2008: $82 million) in respect of other post-employment benefit plans.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $233 million (2008: $333 million) to the pension plans, which included $84 million (2008: $324 million) above the minimum required by relevant legislation. Our 2009 funding contribution to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).
     Our principal post-employment benefit plans are unfunded, we fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $32 million (2008: $32 million).
     We continue to administer a funded trust in respect of long term disability benefits. This plan was closed to new claims effective June 1, 2004. During the year, we contributed $5 million (2008: nil) to the trust.
     For further details of our annual pension and other post-employment expense and liability, see Note 22 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans, management has approved changes to the assumptions to be used for the 2010 expense calculation. Management has approved a weighted average discount rate of approximately 6.4% for pension and other post-employment benefit plans, which is a decrease of 30 basis points (bps) over the similar rate for 2009. The approved weighted average expected long-term rate of return on plan assets is 6.3% for the funded defined benefit plans, which are primarily pension plans. This is a decrease of 50 bps over the similar rate for 2009. The aggregate impact of these changes in assumptions together with the impact of changes in market value of the plan assets in the year is expected to be an increase of $105 million in expense recognition for 2010.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2009	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 100 bps in key assumptions:
Discount rate
Decrease in assumption	$496	$66	$79	$3
Increase in assumption	(384)	(18)	(67)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	38	n/a	—
Increase in assumption	n/a	(38)	n/a	—
Rate of compensation increase
Decrease in assumption	(92)	(15)	(2)	—
Increase in assumption	99	25	2	—

The sensitivity analysis contained in this table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” above.

Management’s Discussion and Analysis
     Accounting Developments
Changes in accounting policies
Financial instruments — recognition and measurement
Effective November 1, 2008, we adopted the revised CICA handbook section 3855 “Financial Instruments — Recognition and Measurement”.
The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through earnings for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through earnings if the increase in their fair value is related to an event that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI.
     We adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 of the consolidated financial statements for additional details.
Financial instruments — disclosures and presentation
For the year ended October 31, 2009, we adopted the amended CICA 3862 handbook section “Financial Instruments — Disclosures”, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 29 to the consolidated financial statements.
     Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”. These sections enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 of the consolidated financial statements for additional details.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008, from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 to the consolidated financial statements for additional details.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. We will adopt IFRS commencing November 1, 2011 also presenting comparative financial statements, for the year commencing November 1, 2010 and as a result, we will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition project continues to progress on track with our transition plan. Pursuant to our plans an initial assessment has been completed to identify the IFRS standards that represent key accounting differences from Canadian GAAP for CIBC. More detailed assessment and execution work continues with respect to the underlying financial reporting and business processes and controls.
     Communications on the progress of the project is provided to internal stakeholders including our Audit Committee, senior executives and the program Steering Committee, and to external stakeholders including our regulator, OSFI, and external auditor. We have also launched an enterprise wide training program to raise the level of awareness of IFRS throughout the organization, and to prepare staff to perform in an IFRS environment.
     Based on existing IFRS, the areas that have the potential for the most significant impact to our financial and capital reporting include the

Management’s Discussion and Analysis
derecognition of financial instruments and the accounting for post employment benefits. Differences between Canadian GAAP and existing IFRS concerning the determination of when financial instruments should be derecognized from the balance sheet will likely result in an increase in total assets recorded on our consolidated balance sheet, particularly in respect of residential mortgages securitized through the creation of MBS under the Canada Mortgage Bond Program and Canada NHA MBS Auction program. Certain accounting elections in the area of the accounting for post employment benefits may also negatively impact our capital ratios through charging net unamortized actuarial losses to retained earnings at transition. Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences.
     The impact of IFRS to CIBC at transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
     Related-party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
     For further details, see Note 27 to the consolidated financial statements.
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2009, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2009, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2009, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 99 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Consolidated Financial Statements

97	Financial Reporting Responsibility

98	Independent Auditors’ Reports to Shareholders

100	Consolidated Balance Sheet

101	Consolidated Statement of Operations

102	Consolidated Statement of Changes in Shareholders’ Equity

103	Consolidated Statement of Comprehensive Income

104	Consolidated Statement of Cash Flows

105	Notes to the Consolidated Financial Statements

105	Note 1	—	Summary of Significant Accounting Policies

112	Note 2	—	Fair Value of Financial Instruments

116	Note 3	—	Significant Disposition and Acquisition

118	Note 4	—	Securities

121	Note 5	—	Loans

123	Note 6	—	Securitizations and Variable Interest Entities

127	Note 7	—	Land, Buildings and Equipment

128	Note 8	—	Goodwill, Software and Other Intangible Assets

129	Note 9	—	Other Assets

129	Note 10	—	Deposits

129	Note 11	—	Other Liabilities

130	Note 12	—	Trading Activities

130	Note 13	—	Financial Instruments Designated at Fair Value

132	Note 14	—	Derivative Instruments

136	Note 15	—	Designated Accounting Hedges

137	Note 16	—	Subordinated Indebtedness

138	Note 17	—	Common and Preferred Share Capital and Preferred Share Liabilities

142	Note 18	—	Capital Trust Securities

142	Note 19	—	Accumulated Other Comprehensive Income

142	Note 20	—	Interest Rate Sensitivity

144	Note 21	—	Stock-based Compensation

146	Note 22	—	Employee Future Benefits

149	Note 23	—	Income Taxes

151	Note 24	—	Earnings per Share

152	Note 25	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

155	Note 26	—	Concentration of Credit Risk

155	Note 27	—	Related-party Transactions

156	Note 28	—	Segmented and Geographic Information

158	Note 29	—	Financial Instruments – Disclosure

159	Note 30	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

167	Note 31	—	Future Canadian Accounting Policy Changes

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI), Canada, is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 2, 2009

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2009 and 2008 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009, in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, effective November 1, 2008, CIBC adopted amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, and 3064 “Goodwill and Intangible Assets”. In 2008, CIBC adopted the requirements of the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and amendments to CICA Handbook Section 3855 relating to the reclassification of financial assets and in 2007, CICA Handbook Section 3855, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 2, 2009 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 2, 2009

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2009 and 2008 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2009 of CIBC and our report dated December 2, 2009 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 2, 2009

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2009	2008

ASSETS
Cash and non-interest-bearing deposits with banks	$1,812	$1,558

Interest-bearing deposits with banks	5,195	7,401

Securities (Note 4)
Trading (Note 12)	15,110	37,244
Available-for-sale (AFS)	40,160	13,302
Designated at fair value (FVO) (Note 13)	22,306	21,861
Held-to-maturity (HTM)	—	6,764

	77,576	79,171

Securities borrowed or purchased under resale agreements	32,751	35,596

Loans (Note 5)
Residential mortgages	86,152	90,695
Personal	33,869	32,124
Credit card	11,808	10,829
Business and government (Note 13)	37,343	39,273
Allowance for credit losses	(1,960)	(1,446)

	167,212	171,475

Other
Derivative instruments (Note 14)	24,696	28,644
Customers’ liability under acceptances	8,397	8,848
Land, buildings and equipment (Note 7)	1,618	1,623
Goodwill (Note 8)	1,997	2,100
Software and other intangible assets (Note 8)	669	812
Other assets (Note 9)	14,021	16,702

	51,398	58,729

	$335,944	$353,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$108,324	$99,477
Business and government (Notes 13 and 18)	107,209	117,772
Bank	7,584	15,703

	223,117	232,952

Other
Derivative instruments (Note 14)	27,162	32,742
Acceptances	8,397	8,848
Obligations related to securities sold short (Notes 12 and 13)	5,916	6,924
Obligations related to securities lent or sold under repurchase agreements	37,453	38,023
Other liabilities (Note 11)	13,693	13,167

	92,621	99,704

Subordinated indebtedness (Note 16)	5,157	6,658

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	174	185

Shareholders’ equity
Preferred shares (Note 17)	3,156	2,631
Common shares (Note 17)	6,240	6,062
Treasury shares (Note 17)	1	1
Contributed surplus	92	96
Retained earnings	5,156	5,483
Accumulated other comprehensive income (AOCI) (Note 19)	(370)	(442)

	14,275	13,831

	$335,944	$353,930

The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2009	2008	2007

Interest income
Loans		$7,183	$9,308	$9,738
Securities borrowed or purchased under resale agreements		324	1,535	2,131
Securities		1,705	2,682	3,105
Deposits with banks		85	638	807

		9,297	14,163	15,781

Interest expense
Deposits		2,879	6,853	8,050
Other liabilities		785	1,801	2,838
Subordinated indebtedness		208	271	304
Preferred share liabilities (Note 17)		31	31	31

		3,903	8,956	11,223

Net interest income		5,394	5,207	4,558

Non-interest income
Underwriting and advisory fees		478	411	745
Deposit and payment fees		773	776	791
Credit fees		304	237	287
Card fees		328	306	270
Investment management and custodial fees		419	525	535
Mutual fund fees		658	814	872
Insurance fees, net of claims		258	248	234
Commissions on securities transactions		472	565	875
Trading revenue (Note 12)		(531)	(6,821)	328
AFS securities gains (losses), net (Note 4)		275	(40)	521
FVO revenue (Note 13)		(33)	(249)	156
Income from securitized assets		518	585	489
Foreign exchange other than trading		496	437	390
Other		119	713	1,015

		4,534	(1,493)	7,508

Total revenue		9,928	3,714	12,066

Provision for credit losses (Note 5)		1,649	773	603

Non-interest expenses
Employee compensation and benefits		3,610	3,917	4,392
Occupancy costs		597	610	602
Computer and office equipment		1,010	1,095	1,104
Communications		288	284	317
Advertising and business development		173	217	246
Professional fees		189	230	178
Business and capital taxes		117	118	137
Other		676	730	636

		6,660	7,201	7,612

Income (loss) before income taxes and non-controlling interests		1,619	(4,260)	3,851
Income tax expense (benefit) (Note 23)		424	(2,218)	524

		1,195	(2,042)	3,327
Non-controlling interests		21	18	31

Net income (loss)		$1,174	$(2,060)	$3,296

Earnings (loss) per share (in dollars) (Note 24)	– Basic	$2.65	$(5.89)	$9.30
	– Diluted	$2.65	$(5.89)	$9.21
Dividends per common share (in dollars) (Note 17)		$3.48	$3.48	$3.11

The accompanying notes and shaded sections in “MD&A – Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2009	2008	2007	2009	2008		2007

Preferred shares (Note 17)
Balance at beginning of year				$2,631	$2,331		$2,381
Issue of preferred shares				525	300		750
Redemption of preferred shares				—	—		(800)

Balance at end of year				$3,156	$2,631		$2,331

Common shares (Note 17)
Balance at beginning of year	380,798,218	334,956,954	336,276,806	$6,062	$3,133		$3,064
Issue of common shares	3,185,649	45,841,264	1,753,648	178	2,963		98
Issuance costs, net of related income taxes	—	—	—	—	(34)		—
Purchase of common shares for cancellation	—	—	(3,073,500)	—	—		(29)

Balance at end of year	383,983,867	380,798,218	334,956,954	$6,240	$6,062		$3,133

Treasury shares (Note 17)
Balance at beginning of year	6,611	31,625	(300,159)	$1	$4		$(19)
Purchases	(156,495,078)	(136,208,844)	(62,971,050)	(7,274)	(9,076)		(6,070)
Sales	156,486,467	136,183,830	63,302,834	7,274	9,073		6,093

Balance at end of year	(2,000)	6,611	31,625	$1	$1		$4

Contributed surplus
Balance at beginning of year				$96	$96		$70
Stock option expense				12	9		4
Stock options exercised				(1)	(1)		(8)
Net (discount) premium on treasury shares and other				(15)	(8)		30

Balance at end of year				$92	$96		$96

Retained earnings
Balance at beginning of year, as previously reported				$5,483	$9,017		$7,268
Adjustment for change in accounting policies				(6) (1)	(66	)(2)	(50	)(3)

Balance at beginning of year, as restated				5,477	8,951		7,218
Net income (loss)				1,174	(2,060)		3,296
Dividends (Note 17)				(1,490)	(1,404)		(1,183)
Premium on redemption of preferred shares classified as equity				—	—		(32)
Premium on purchase of common shares for cancellation				—	—		(277)
Other				(5)	(4)		(5)

Balance at end of year				$5,156	$5,483		$9,017

AOCI, net of tax (Note 19)
Balance at beginning of year				$(442)	$(1,092)		$(442)
Adjustment for change in accounting policies				—	—		123	(4)
Other comprehensive income (loss) (OCI)				$72	$650		(773)

Balance at end of year				$(370)	$(442)		$(1,092)

Retained earnings and AOCI				$4,786	$5,041		$7,925

Shareholders’ equity at end of year				$14,275	$13,831		$13,489

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(3)	Represents the transitional adjustment on adoption of the CICA handbook section 3855, 3865, 1530, and 3251. See Note 1 for additional details.

(4)	Represents the net foreign currency translation adjustments which were reclassified to AOCI in accordance with the CICA handbook section 3251 in 2007.
The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2009	2008	2007

Net income (loss)	$1,174	$(2,060)	$3,296

OCI, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(388)	2,947	(2,924)
Net gains (losses) on hedges of foreign currency translation adjustments	250	(2,217)	2,279

	(138)	730	(645)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	462	(41)	42
Transfer of net (gains) losses to net income	(236)	5	(79)

	226	(36)	(37)

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(26)	(12)	(133)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	10	(32)	42

	(16)	(44)	(91)

Total OCI(1)	72	650	(773)

Comprehensive income (loss)	$1,246	$(1,410)	$2,523

(1)	Includes non-controlling interest of $1 million (2008: $6 million; 2007: $1 million).
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2009	2008	2007

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$34	$(44)	$6
Changes on hedges of foreign currency translation adjustments	(16)	1,013	(1,123)
Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(151)	(25)	(30)
Transfer of net losses (gains) to net income	111	(37)	39
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	13	7	71
Changes on derivatives designated as cash flow hedges transferred to net income	(9)	16	(22)

	$(18)	$930	$(1,059)

The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2009	2008	2007

Cash flows provided by (used in) operating activities
Net income (loss)	$1,174	$(2,060)	$3,296
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	1,649	773	603
Amortization expenses	403	410	436
Stock option expense	12	(21)	20
Future income taxes	38	(1,547)	346
AFS (gains) losses, net	(275)	40	(521)
Losses on disposal of land, buildings and equipment	2	—	1
Other non-cash items, net	(297)	250	—
Changes in operating assets and liabilities
Accrued interest receivable	266	232	(88)
Accrued interest payable	(339)	(299)	(311)
Amounts receivable on derivative contracts	4,270	(4,297)	(6,774)
Amounts payable on derivative contracts	(6,063)	5,081	9,147
Net change in trading securities	22,278	13,658 (1)	5,096
Net change in FVO securities	(445)	(11,570)	(3,951)
Net change in other FVO assets and liabilities	100	7,034	(811)
Current income taxes	2,162	(1,780)	(963)
Other, net	—	(5,470)	(960)

	24,935	434	4,566

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals(2)	(7,569)	(4,530)	16,243
Obligations related to securities sold short	(2,082)	(5,785)	(1,187)
Net obligations related to securities lent or sold under repurchase agreements	(570)	9,079	(1,489)
Issue of subordinated indebtedness	—	1,150	347
Redemption/repurchase of subordinated indebtedness	(1,419)	(339)	(537)
Issue of preferred shares	525	300	750
Redemption of preferred shares	—	—	(832)
Issue of common shares, net of issue costs	178	2,929	98
Purchase of common shares for cancellation	—	—	(306)
Net proceeds from treasury shares (purchased) sold	—	(3)	23
Dividends	(1,490)	(1,404)	(1,183)
Other, net	596	707	(226)

	(11,831)	2,104	11,701

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	2,206	4,889	970
Loans, net of repayments	(12,496)	(22,027)	(15,304)
Proceeds from securitizations	20,744	11,328	7,309
Purchase of AFS securities	(91,663)	(18,847)	(11,038)
Proceeds from sale of AFS securities	30,205	15,764	7,526
Proceeds from maturity of AFS securities	35,628	8,109	4,354
Net securities borrowed or purchased under resale agreements	2,845	(1,576)	(8,588)
Net cash used in acquisition(3)	—	—	(1,040)
Purchase of land, buildings and equipment	(272)	(149)	(247)
Proceeds from disposal of land, buildings and equipment	—	2	1

	(12,803)	(2,507)	(16,057)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(47)	70	(70)

Net increase in cash and non-interest-bearing deposits with banks during year	254	101	140
Cash and non-interest-bearing deposits with banks at beginning of year	1,558	1,457	1,317

Cash and non-interest-bearing deposits with banks at end of year	$1,812	$1,558	$1,457

Cash interest paid	$4,242	$9,255	$11,534
Cash income taxes (recovered) paid	$(1,775)	$1,110	$1,140

(1)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities as noted in Note 4.

(2)	Includes $1.6 billion of notes purchased by CIBC Capital Trust (Note 18).

(3)	Primarily relates to acquisition of FirstCaribbean International Bank.
The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries, prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 30.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of CIBC and all its subsidiaries and certain variable interest entities (VIEs) for which we are considered to be the primary beneficiary after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Other assets. Our share of earnings from these investments is included in non-interest income – other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method with only CIBC’s pro-rata share of assets, liabilities, income and expenses being consolidated.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Foreign currency translation adjustments, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized into income when there is a reduction in the net investment in a self-sustaining foreign operation.
Classification and measurement of financial assets and liabilities
All financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Commencing August 1, 2008, reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, and FVO liabilities which are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Loans and receivables
Effective November 1, 2008, we adopted the revised Canadian Institute of Chartered Accountants (CICA) handbook section 3855 “Financial Instruments — Recognition and Measurement”. Accordingly, HTM debt instruments with fixed or determinable payments that are not quoted in an active market were reclassified from HTM to loans. Refer to Note 4 for additional details.
     Prior to November 1, 2008, debt securities in legal form were not eligible to be classified as loans and receivables.
     Loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” below for our accounting for impaired loans.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities or are part of a managed portfolio with a pattern of short-term profit taking. These are measured at estimated fair value as at the balance sheet date. Effective November 1, 2008, loans and receivables that an entity intends to sell immediately or in the near term must be classified as trading financial instruments. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as Trading revenue. Dividends and interest earned and interest incurred are included in Interest income and Interest expense, respectively.

Consolidated Financial Statements
AFS securities
Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value with unrealized gains and losses being reported in OCI until sale or if other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains, net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.
HTM debt securities
Effective November 1, 2008, only financial assets with fixed or determinable payments that are quoted in an active market, that have fixed maturities, and that an entity has the positive intent and ability to hold to maturity are classified as HTM. Prior to November 1, 2008, the criteria with respect to being quoted in an active market, was not a factor for determining the appropriate classification.
     HTM securities are initially reported at fair value and subsequently carried at amortized cost using the effective interest rate method. Impairment as a result of credit deterioration is recognized in earnings to reduce the security to its estimated realizable amount.
Designated at fair value financial instruments (FVO)
FVO financial assets and liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO revenue. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and then amortized over the expected life of the instrument using the effective interest rate method.
Date of recognition of securities
We account for all securities transactions using settlement date accounting for the consolidated balance sheet.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense — other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in Interest income — securities borrowed or purchased under resale agreements and Interest expense — other liabilities, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. Refer to Note 5 for additional details.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.

Consolidated Financial Statements
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans has been retroactively reclassified to the general allowance during the year. Refer to Note 5 for additional details.
General allowance
A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors, as well as estimates of loss given default associated with each risk rating. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.
Impairment for HTM and AFS securities
We are required to assess whether an investment is impaired at each balance sheet date if the investments are classified as HTM or AFS.
HTM debt securities
An HTM debt security would be identified as impaired when as a result of deterioration in credit quality there is no longer reasonable assurance of timely collection of the full amount of principal and interest. Impairment is determined using an incurred loss model and is recognized in earnings to reduce the debt security to its estimated realizable amount.
AFS debt securities
An AFS debt security would be identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.
     Impairment is recognized through earnings to reduce the carrying value to its current fair value. Impairment losses previously recorded through earnings are to be reversed through earnings if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
AFS equity instruments
Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost or if there is significant adverse change in the technological, market, economic or legal environment in which the issuer operates. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The accounting for an identified impairment is the same as described for AFS debt securities above with the exception that impairment losses previously recognized in income cannot be subsequently reversed.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date. Realized and unrealized trading gains and losses are included in Trading revenue. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 “Hedges”. There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships,

Consolidated Financial Statements
both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in net interest income.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in net interest income, FXOTT or in non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our net investments in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time any gains or losses in AOCI are recognized in FXOTT and in income taxes. The ineffective portion of the change in fair value of the hedging instruments is recognized immediately in FXOTT.
Derivatives that do not qualify for hedge accounting
The change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO revenue. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either FXOTT or Non-interest income — other, as appropriate.
Embedded derivatives
All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives (which are classified together with the host instrument) are measured at fair value with changes therein recognized in non-interest income — other. The host contract is accreted to its maturity value through Interest expense or Interest income on an effective interest rate basis.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the hybrid instrument.
Securitizations
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates, and other factors that influence the value of retained interests
     Retained interests in securitized assets are classified as AFS securities and are reviewed for impairment on a quarterly basis. Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair

Consolidated Financial Statements
value are recorded in non-interest income — other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, upon which it is remeasured at fair value and included in Derivative instruments in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium on redemptions arising from such preferred shares are reported as interest expense-preferred share liabilities.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment	3 to 7 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in Non-interest income — other.
Goodwill, software and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period

Consolidated Financial Statements
over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2008: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2008: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     Compensation expense for share-based awards under the Restricted Share Program Award (RSA) Plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in CIBC common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our RSA Plan where grants are settled in CIBC shares, we hold an equivalent number of CIBC shares in a consolidated compensation trust. CIBC common shares held in the trust and the obligations to employees are offset in treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.
     Under our RSA plan where grants are settled in the cash equivalent of CIBC shares, changes in the obligation which arise from fluctuations in the market price of CIBC’s shares are recorded in the consolidated statement of operations as a compensation expense with a corresponding entry in other liabilities. In the event of forfeiture of unvested grants, the accumulated fair value of the grant liability is recognized as a reduction of compensation expense.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest.
     The impact due to changes in CIBC’s share price in respect of cash-settled share based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in employee compensation and benefits, within the consolidated statement of operations either immediately or over the applicable vesting period.
     We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding entry in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees, which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, basic EPS equals diluted EPS.

Consolidated Financial Statements
Accounting Changes 2009
Financial instruments — recognition and measurement
On July 29, 2009, the CICA issued amendments to section 3855 “Financial Instruments — Recognition and Measurement”, with effect from November 1, 2008. The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
     Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through earnings for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through earnings if the increase in their fair value is related to an event that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.
Financial instruments — disclosures
We adopted the amended CICA 3862 handbook section “Financial Instruments — Disclosures”, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 29.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
2008
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge is being recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 for additional details.
     We adopted the amendments to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
2007
Effective November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 3861 “Financial Instruments — Disclosure and Presentation”.
     The adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity” have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of Foreign currency translation adjustments to AOCI.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 31. A description of future U.S. accounting policy changes is provided in Note 30.

Consolidated Financial Statements
Note 2 Fair Value of Financial Instruments
The purpose of this note is to present the fair values of on- and off-balance sheet financial instruments and to explain how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instrument.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3) as outlined below.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. We consider all reasonably available information including indicative broker quotations, any available pricing for similar instruments, recent arms length market transactions, any relevant observable market inputs, and our own internal model-based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding and liquidity considerations. When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit or loss is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives. We also have credit valuation adjustments (CVA) that factor in counterparty as well as our own credit risk, and for derivatives, a valuation adjustment for administration costs.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     Securities for which no active market exists are valued using all reasonably available information including indicative broker quotation, as described below.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
     Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs to the extent possible.

Consolidated Financial Statements
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or broker quotations where available. Otherwise, a valuation technique is employed to estimate fair value on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     When index or reference asset levels are not based on active markets, we consider all reasonably available information including indicative broker quotations and our own internal models as described above.
     After arriving at these valuations, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market observed credit spreads or proxy credit spreads or our assessment of recoverable values for each of the derivative counterparties. We also factor in our own credit risk and take into account credit mitigants such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value) a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Sensitivities to non-observable inputs
Financial instruments carried at fair value include certain positions that have market values derived from inputs which we consider to be non-observable ($5,320 million of assets and $5,820 million of liabilities). Many of these positions are in our structured credit run-off business ($3,512 million of assets and $5,006 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable. In addition, we have certain AFS securities and swap arrangements relating to the sale of securitized assets that are sensitive to prepayment rates and liquidity rates respectively, both of which we consider to be non-observable market inputs.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotations and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $33 million in our unhedged USRMM portfolio and $66 million in our unhedged non-USRMM portfolio, excluding unhedged loans (reclassified from HTM) and before the impact of our transaction with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM exposures.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions, other than those classified as loans, and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $59 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $154 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $33 million. A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $104 million.

Consolidated Financial Statements
Fair Value of Financial Instruments

$ millions, as at October 31						2009
		Book value
		Fair value
		through	Fair value			Fair value
	Amortized	statement	through		Fair	over (under)
	cost	of operations	OCI	Total	value	book value

Financial assets
Cash and deposits with banks	$7,007	$—	$—	$7,007	$7,007	$—
Securities	823	37,416	39,337	77,576	77,849	273
Securities borrowed or purchased under resale agreements	32,751	—	—	32,751	32,751	—
Loans
Residential mortgages	86,110	—	—	86,110	86,878	768
Personal	33,328	—	—	33,328	33,358	30
Credit card	11,259	—	—	11,259	11,259	—
Business and government	36,289	226	—	36,515	36,284	(231)
Derivative instruments	—	24,696	—	24,696	24,696	—
Customers’ liability under acceptances	8,397	—	—	8,397	8,397	—
Other assets	9,182	—	—	9,182	9,201	19

Financial liabilities
Deposits
Personal	108,324	—	—	108,324	108,959	635
Business and government	102,724	4,485	—	107,209	108,626	1,417
Bank	7,584	—	—	7,584	7,586	2
Derivative instruments	—	27,162	—	27,162	27,162	—
Acceptances	8,397	—	—	8,397	8,397	—
Obligations related to securities sold short	—	5,916	—	5,916	5,916	—
Obligations related to securities lent or sold under repurchase agreements	37,453	—	—	37,453	37,453	—
Other liabilities	10,909	—	—	10,909	10,909	—
Subordinated indebtedness	5,157	—	—	5,157	5,313	156
Preferred share liabilities	600	—	—	600	628	28

$ millions, as at October 31						2008
		Book value
		Fair value
		through	Fair value			Fair value
	Amortized	statement	through		Fair	over (under)
	cost	of operations	OCI	Total	value	book value

Financial assets
Cash and deposits with banks	$8,959	$—	$—	$8,959	$8,959	$—
Securities	7,682	59,105	12,384	79,171	78,909	(262)
Securities borrowed or purchased under resale agreements	35,596	—	—	35,596	35,596	—
Loans
Residential mortgages	90,649	—	—	90,649	91,821	1,172
Personal	31,631	—	—	31,631	31,661	30
Credit card	10,480	—	—	10,480	10,480	—
Business and government	37,709	1,006	—	38,715	38,841	126
Derivative instruments	—	28,644	—	28,644	28,644	—
Customers’ liability under acceptances	8,848	—	—	8,848	8,848	—
Other assets	9,888	—	—	9,888	9,900	12

Financial liabilities
Deposits
Personal	99,477	—	—	99,477	99,831	354
Business and government	111,494	6,278	—	117,772	118,015	243
Bank	15,593	110	—	15,703	15,707	4
Derivative instruments	—	32,742	—	32,742	32,742	—
Acceptances	8,848	—	—	8,848	8,848	—
Obligations related to securities sold short	—	6,924	—	6,924	6,924	—
Obligations related to securities lent or sold under repurchase agreements	38,023	—	—	38,023	38,023	—
Other liabilities	10,410	—	—	10,410	10,410	—
Subordinated indebtedness	6,658	—	—	6,658	6,446	(212)
Preferred share liabilities	600	—	—	600	601	1

Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31			2009			2008
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$42	$8	$34	$71	$38	$33
Swap contracts	11,574	11,520	54	9,292	8,944	348
Purchased options	1,257	—	1,257	1,036	—	1,036
Written options	—	1,276	(1,276)	—	1,109	(1,109)

Total interest rate derivatives	12,873	12,804	69	10,399	10,091	308

Foreign exchange derivatives
Forward contracts	1,180	1,021	159	3,403	3,102	301
Swap contracts	2,999	2,939	60	3,952	3,850	102
Purchased options	130	—	130	238	—	238
Written options	—	183	(183)	—	209	(209)

Total foreign exchange derivatives	4,309	4,143	166	7,593	7,161	432

Credit derivatives
Swap contracts	4	276	(272)	357	308	49
Purchased options	2,275	25	2,250	3,770	37	3,733
Written options	1	4,226	(4,225)	—	6,877	(6,877)

Total credit derivatives	2,280	4,527	(2,247)	4,127	7,222	(3,095)

Equity derivatives(2)	1,066	1,051	15	2,180	2,389	(209)

Precious metal derivatives(2)	17	26	(9)	49	110	(61)

Other commodity derivatives(2)	755	624	131	1,228	1,517	(289)

Total held for trading	21,300	23,175	(1,875)	25,576	28,490	(2,914)

Held for ALM
Interest rate derivatives
Swap contracts	3,055	3,886	(831)	2,407	3,493	(1,086)
Purchased options	17	—	17	15	—	15
Written options	—	11	(11)	—	15	(15)

Total interest rate derivatives	3,072	3,897	(825)	2,422	3,508	(1,086)

Foreign exchange derivatives
Forward contracts	6	4	2	6	195	(189)
Swap contracts	292	67	225	291	516	(225)
Written options	—	1	(1)	—	1	(1)

Total foreign exchange derivatives	298	72	226	297	712	(415)

Credit derivatives
Purchased options	25	4	21	349	4	345

Total credit derivatives	25	4	21	349	4	345

Equity derivatives(2)	1	14	(13)	—	28	(28)

Total held for ALM	3,396	3,987	(591)	3,068	4,252	(1,184)

Total fair value	24,696	27,162	(2,466)	28,644	32,742	(4,098)
Less: effect of master netting agreements	(16,030)	(16,030)	—	(16,798)	(16,798)	—

	$8,666	$11,132	$(2,466)	$11,846	$15,944	$(4,098)

Average fair value of derivatives held for trading(3)
Interest rate derivatives	$15,792	$15,429	$363	$7,874	$7,233	$641
Foreign exchange derivatives	5,887	5,887	—	5,589	5,161	428
Credit derivatives	3,398	6,479	(3,081)	5,089	7,123	(2,034)
Equity derivatives	1,372	1,468	(96)	2,325	2,743	(418)
Precious metal derivatives	48	63	(15)	49	103	(54)
Other commodity derivatives	1,174	1,228	(54)	1,810	1,711	99

	$27,671	$30,554	$(2,883)	$22,736	$24,074	$(1,338)

(1)	Includes positive and negative fair values of $551 million (2008: $1,242 million) and $675 million (2008: $1,407 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps and options.

(3)	Average fair value represents monthly averages.

Consolidated Financial Statements
The table below presents the Level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1	Level 2	Level 3
		Valuation technique –	Valuation technique –
$ millions, as at October 31, 2009	Quoted market price	observable market inputs	non–observable market inputs

Assets
Trading securities
Government issued or guaranteed securities	$5,710	$1,843	$139
Corporate equity	4,522	553	—
Corporate debt	191	762	20
Mortgage- and asset-backed securities	—	169	1,201

	$10,423	$3,327	$1,360

AFS securities
Government issued or guaranteed securities	$28,045	$3,357	$10
Corporate debt	1,688	949	35
Mortgage- and asset-backed securities	—	3,906	1,237
Corporate public equity	40	55	15

	$29,773	$8,267	$1,297

FVO securities	1,330	20,976	—
FVO loans	—	16	210
Derivative instruments	531	21,712	2,453

Total assets	$42,057	$54,298	$5,320

Liabilities
Obligations related to securities sold short	$(4,780)	$(1,136)	$—
FVO deposits	—	(3,796)	(689)
Derivative instruments	(664)	(21,367)	(5,131)

Total liabilities	$(5,444)	$(26,299)	$(5,820)

The table below presents the changes in fair value of Level 3 assets, liabilities and derivative assets and liabilities net, for the year ended October 31, 2009. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different Level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
     The total net gains recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $654 million (2008: net loss of $7,497 million).

		Net realized/unrealized
		gains/(losses) included in
				Transfer in	Purchases, sales,
	Opening	Net income/		and out	issuances and	Closing	Unrealized
$ millions, as at October 31, 2009	balance	(losses)(1)	OCI	of Level 3	settlements	balance	gains/(losses)(2)

Financial assets
Trading securities	$854	$(36)	$—	$—	$542	$1,360	$(139)
AFS securities	894	1,008	24	—	(629)	1,297	665
FVO securities and loans	257	6	—	—	(53)	210	(5)

	$2,005	$978	$24	$—	$(140)	$2,867	$521

Financial liabilities
FVO deposits	$(733)	$296	$—	$—	$(252)	$(689)	$—
Derivative instruments (net)	(3,939)	(620)	—	(20)	1,901	(2,678)	(818)

	$(4,672)	$(324)	$—	$(20)	$1,649	$(3,367)	$(818)

(1)	Includes foreign currency gains and losses.

(2)	Changes in unrealized gains/(losses) included in earnings for instruments held as at October 31, 2009.
Note 3 Significant Disposition and Acquisition
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital market-related businesses located in the U.K. and Asia to Oppenheimer closed in the fourth quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses which expired in the year.
     In 2008, we wrote off the goodwill associated with the transferred businesses, recognized losses on certain leasehold

Consolidated Financial Statements
improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain RSAs granted to employees that were transferred to Oppenheimer.
     The RSAs issued by CIBC and held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a non-interest income of $19 million in 2009. In 2008, we recorded a loss of $21 million in other non-interest income, which was net of RSA reimbursements that became receivable from Oppenheimer. We also recorded impairment and other charges of $3 million (2008: $36 million) in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

2007
$ millions, for the two months ended	Dec. 31

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

Acquisition of FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (the Step 1 Acquisition), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	Adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brandname of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%. As at October 31, 2009, there was no change in the ownership interest.

Consolidated Financial Statements
Note 4 Securities

	Residual term to contractual maturity
									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2009 Total		2008 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$4,853	0.7%	$13,215	2.7%	$33	3.0%	$11	5.9%	$—	—%	$18,112	2.1%	$5,224	3.4%
Other Canadian governments	109	3.3	1,629	3.8	272	1.3	473	6.1	—	—	2,483	3.9	982	4.6
U.S. Treasury	6,926	0.1	109	2.5	1	4.1	—	—	—	—	7,036	0.1	127	3.1
Other foreign governments	535	1.4	2,859	3.2	159	5.9	228	6.9	—	—	3,781	3.3	998	6.6
Mortgage-backed securities(2)	446	3.8	1,960	3.3	27	4.7	751	5.2	—	—	3,184	3.8	1,743	5.1
Asset-backed securities	525	4.5	1,023	4.6	403	5.4	8	—	—	—	1,959	4.7	1,519	3.4
Corporate public debt	1,372	0.3	779	4.9	329	2.9	40	9.1	—	—	2,520	2.2	1,343	5.7
Corporate private debt	20	4.1	46	4.6	12	8.6	74	6.1	—	—	152	5.0	323	6.7

Total debt securities	14,786		21,620		1,236		1,585		—		39,227		12,259

Corporate public equity(3)	—	—	—	—	—	—	—	—	110	—	110	—	125	—
Corporate private equity	43	5.0	—	—	—	—	—	—	780	—	823	—	918	—

Total equity securities	43		—		—		—		890		933		1,043

Total AFS securities	$14,829		$21,620		$1,236		$1,585		$890		$40,160		$13,302

HTM securities
Asset—backed securities	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$6,764	5.3%

Total HTM securities	$—		$—		$—		$—		$—		$—		$6,764

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$2,079		$3,071		$391		$195		$		$5,736		$7,180
Other Canadian governments	631		406		190		243		—		1,470		1,678
U.S. Treasury and agencies(4)	92		68		48		5		—		213		9,906
Other foreign governments	—		272		—		1		—		273		1,844
Mortgage-backed securities(5)	5		108		2		62		—		177		868
Asset-backed securities	820		3		12		358		—		1,193		558
Corporate public debt	321		308		154		190		—		973		5,502
Corporate public equity	—		—		—		—		5,075		5,075		9,708

Total trading securities	$3,948		$4,236		$797		$1,054		$5,075		$15,110		$37,244

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$107		$1,095		$132		$—		$—		$1,334		$615
U.S. Treasury and agencies	—		105		—		—		—		105		159
Mortgage-backed securities(6)	1,207		18,901		426		68		—		20,602		20,758
Asset-backed securities	—		—		3		262		—		265		329

Total FVO securities	$1,314		$20,101		$561		$330		$—		$22,306		$21,861

Total securities(7)	$20,091		$45,957		$2,594		$2,969		$5,965		$77,576		$79,171

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $1,862 million (2008: $422 million) and fair value of $1,927 million (2008: $436 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $414 million (2008: $804 million) and fair value of $422 million (2008: $771 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), having amortized cost of $257 million (2008: $321 million) and fair value of $262 million (2008: $309 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $80 million (2008: $131 million) and fair value of $81 million (2008: $122 million).

(3)	The carrying value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	Includes securities issued by Fannie Mae nil (2008: $843 million) and Freddie Mac nil (2008: $1.1 billion).

(5)	Includes securities issued by Fannie Mae nil (2008: $331 million); securities issued by Freddie Mac nil (2008: $176 million); securities backed by mortgages insured by the CMHC $13 million (2008: $20 million); and securities issued by Ginnie Mae nil (2008: $13 million).

(6)	Includes securities backed by mortgages insured by the CMHC $20.4 billion (2008: $20.5 billion); securities issued by Fannie Mae $103 million (2008: $124 million); and securities issued by Ginnie Mae $68 million (2008: $86 million).

(7)	Includes securities denominated in U.S. dollars with carrying value of $19.1 billion (2008: $31.7 billion) and securities denominated in other foreign currencies with carrying value of $0.9 billion (2008: $2.6 billion).

Consolidated Financial Statements
Reclassification of Securities
Beginning August 1, 2008, due to the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, we changed our intention to hold certain positions either to maturity or for the foreseeable future and reclassified these positions out of trading securities to HTM and AFS at fair value as at the reclassification date. The difference between the new amortized cost based on the fair value at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     In July 2009, amendments made to section 3855 require HTM securities with fixed or determinable payments that are not quoted in an active market at November 1, 2008 to be reclassified to loans and receivables category. The impact of adoption of these provisions was to reclassify HTM securities with carrying value of $6,764 million effective November 1, 2008, to loans. In addition, during the year we acquired HTM securities with purchase price of $298 million that were reclassified to loans subsequent to the issuance of the amendments made to section 3855. This reclassification had no impact on our opening retained earnings or accumulated other comprehensive income. None of the securities reclassified were impaired at the time of transfer.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at October 31	2009				2008
	Reclassified in 2009		Reclassified in 2008
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value

Trading assets previously reclassified to HTM (currently in loans)	—	—	$5,843	$6,202	$6,135	$6,764
Trading assets previously reclassified to AFS	84	84	786	786	1,078	1,078

Total financial assets reclassified	$84	$84	$6,629	$6,988	$7,213	$7,842

	For the year	For the three
	ended	months ended
	October 31	October 31
$ millions	2009	2008

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$284	$389
Impairment write-downs	(100)	—
Funding related interest expenses	(149)	(46)

Net income recognized, before taxes	$35	$343

Impact on net income if reclassification had not been made

On trading assets previously reclassified to HTM (currently in loans)	$(269)	$629
On trading assets previously reclassified to AFS	(25)	8

(Increase) decrease in income, before taxes	$(294)	$637

As of the reclassification date, effective interest rates on trading securities reclassified to AFS in the current year ranged from 1% to 12% (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion).
Fair Value of AFS and HTM Securities

$ millions, as at October 31	2009				2008
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$18,072	$57	$(17)	$18,112	$5,195	$31	$(2)	$5,224
Other Canadian governments	2,448	36	(1)	2,483	1,012	—	(30)	982
U.S. Treasury	7,024	12	—	7,036	124	3	—	127
Other foreign governments	3,732	53	(4)	3,781	1,018	1	(21)	998
Mortgage-backed securities(1)	3,105	86	(7)	3,184	1,777	24	(58)	1,743
Asset-backed securities	1,998	9	(48)	1,959	1,511	8	—	1,519
Corporate public debt	2,497	29	(6)	2,520	1,425	—	(82)	1,343
Corporate public equity(2)	125	25	(40)	110	141	6	(21)	126
Corporate private debt	164	3	(15)	152	325	7	(9)	323
Corporate private equity(3)	823	312	(39)	1,096	918	398	(32)	1,284

Total AFS securities	$39,988	$622	$(177)	$40,433	$13,446	$478	$(255)	$13,669

HTM securities
Asset-backed securities	$—	$—	$—	$—	$6,764	$—	$(629)	$6,135

Total HTM securities	$—	$—	$—	$—	$6,764	$—	$(629)	$6,135

(1)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $1,862 million (2008: $422 million) and fair value of $1,927 million (2008: $436 million) and securities issued by Ginnie Mae with amortized cost of $80 million (2008: $131 million) and fair value of $81 million (2008: $122 million).

(2)	Includes certain restricted securities with fair value exceeding book value by nil (2008: $0.6 million).

(3)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.

Consolidated Financial Statements
For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2009						2008
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$2,446	$(17)	$—	$—	$2,446	$(17)	$707	$(2)	$—	$—	$707	$(2)
Other Canadian governments	224	(1)	—	—	224	(1)	821	(30)	—	—	821	(30)
U.S. Treasury	2,868	—	—	—	2,868	—	—	—	—	—	—	—
Other foreign governments	551	(4)	—	—	551	(4)	399	(21)	—	—	399	(21)
Mortgage-backed securities	989	(7)	—	—	989	(7)	1,185	(57)	15	(1)	1,200	(58)
Asset-backed securities	953	(48)	—	—	953	(48)	—	—	—	—	—	—
Corporate public debt	482	(6)	—	—	482	(6)	1,134	(82)	—	—	1,134	(82)
Corporate public equity	—	—	75	(40)	75	(40)	3	(3)	96	(18)	99	(21)
Corporate private debt	801	(15)	—	—	801	(15)	106	(9)	—	—	106	(9)
Corporate private equity	227	(37)	9	(2)	236	(39)	62	(32)	—	—	62	(32)

Total AFS securities	$9,541	$(135)	$84	$(42)	$9,625	$(177)	$4,417	$(236)	$111	$(19)	$4,528	$(255)

HTM securities
Asset-backed securities	$—	$—	$—	$—	$—	$—	$6,135	$(629)	$—	$—	$6,135	$(629)

Total HTM securities	$—	$—	$—	$—	$—	$—	$6,135	$(629)	$—	$—	$6,135	$(629)

Total	$9,541	$(135)	$84	$(42)	$9,625	$(177)	$10,552	$(865)	$111	$(19)	$10,663	$(884)

     As at October 31, 2009, the amortized cost of 279 AFS securities that are in a gross unrealized loss position (2008: 176 securities) exceeded their fair value by $177 million (2008: $255 million). The securities that have been in a gross unrealized loss position for more than a year include 5 AFS securities (2008: 10 securities), with a gross unrealized loss of $42 million (2008: $19 million).
     We have determined that any unrealized losses on our AFS securities are temporary in nature. The table below presents realized gains, losses and impairment write-downs on AFS securities. There were no HTM securities as at October 31, 2009. As at October 31, 2008, the amortized cost of 48 HTM securities that were in a gross unrealized loss position exceeded their fair value by $629 million.

$ millions, for the year ended October 31	2009	2008	2007

AFS securities(1)
Realized gains	$1,224	$416	$637
Realized losses	(736)	(112)	(67)
Impairment write-downs
Debt securities	(122)	(202)	(17)
Equity securities	(91)	(142)	(32)

	$275	$(40)	$521

(1)	Corporate private equity amounting to $32 million (2008: $99 million) carried at amortized cost on the consolidated balance sheet was sold during the year, resulting in net realized gains of $28 million (2008: $48 million).

Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31					2009						2008
	Gross	Specific	General	Total			Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total		amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$86,152	$35	$7	$42	$86,110		$90,695	$36	$10	$46	$90,649
Personal(3)	33,869	258	283	541	33,328		32,124	207	286	493	31,631
Credit card	11,808	—	549	549	11,259		10,829	—	349	349	10,480
Business and government	37,117	442	386	828	36,289	(4)	38,267	200	358	558	37,709

	168,946	735	1,225	1,960	166,986		171,915	443	1,003	1,446	170,469
Designated at fair value
Business and government (Note 13)	226	—	—	—	226		1,006	—	—	—	1,006

	$169,172	$735	$1,225	$1,960	$167,212		$172,921	$443	$1,003	$1,446	$171,475

(1)	Loans are net of unearned income of $226 million (2008: $208 million).

(2)	Includes gross loans of $19.4 billion (2008: $19.9 billion) denominated in U.S. dollars and of $3.1 billion (2008: $1.9 billion) denominated in other foreign currencies.

(3)	Includes $219 million (2008: $235 million), including a non-recourse portion of approximately $4 million (2008: $9 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $190 million (2008: $200 million) relate to individuals who are no longer employed by CIBC.

(4)	Includes HTM securities reclassified to loans during the year. Refer to Note 4 for additional details.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2009
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$7,602	$69,021	$6,405	$3,124	$86,152
Personal	14,301	18,736	406	426	33,869
Credit card	3,035	8,773	—	—	11,808
Business and government	14,262	11,957	4,335	6,789	37,343

	$39,200	$108,487	$11,146	$10,339	$169,172

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$49,558	$7,052	$1,011	$57,621
Floating interest rates		58,929	4,094	9,328	72,351

		$108,487	$11,146	$10,339	$129,972

Allowance for Credit Losses
As credit card loans are not specifically identified as impaired, during the year, we reclassified the specific allowance related to credit card loans to the general allowance; prior period information has been restated to reflect this change.
     Commencing the fourth quarter, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million respectively for the year.
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total specific allowance
$ millions, as at or for the
year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Balance at beginning of year	$36	$30	$13	$207	$207	$245	$—	$—	$—	$200	$194	$181	$443	$431	$439
Provision for credit losses	10	6	6	364	242	280	646	347	277	392	105	51	1,412	700	614
Write-offs(4)	(9)	(4)	(7)	(344)	(286)	(377)	(714)	(412)	(331)	(156)	(148)	(146)	(1,223)	(850)	(861)
Recoveries	—	—	—	25	29	26	68	64	55	28	21	66	121	114	147
Transfer from general(1)	—	—	—	10	5	5	—	—	—	—	—	—	10	5	5
Other(2)	(2)	4	18	(4)	10	28	—	1	(1)	(22)	28	42	(28)	43	87

Balance at end of year(3)	$35	$36	$30	$258	$207	$207	$—	$—	$—	$442	$200	$194	$735	$443	$431

(1)	Related to student loan portfolio.

(2)	2007 included $117 million related to the FirstCaribbean acquisition.

(3)	Allowance on letters of credit (2009: $1 million; 2008: nil; 2007: nil) is included in other liabilities.

(4)	There was no material write-offs related to corporate loans restructured during the year.

Consolidated Financial Statements
General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the
year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Balance at beginning of year	$10	$11	$12	$286	$368	$380	$349	$259	$207	$358	$374	$406	$1,003	$1,012	$1,005
Provision for (reversal of) credit losses	(3)	(1)	(6)	7	(77)	(15)	200	90	52	33	61	(42)	237	73	(11)
Transfer to other liabilities(3)	—	—	—	—	—	—	—	—	—	(5)	(77)	—	(5)	(77)	—
Transfer to specific(1)	—	—	—	(10)	(5)	(5)	—	—	—	—	—	—	(10)	(5)	(5)
Other(2)	—	—	5	—	—	8	—	—	—	—	—	10	—	—	23

Balnce at end of year(3)	$7	$10	$11	$283	$286	$368	$549	$349	$259	$386	$358	$374	$1,225	$1,003	$1,012

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition in 2007.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities; as at October 31, 2009 the amount was $82 million (October 31, 2008: $77 million). Prior to 2008, it was included in allowance for credit losses.
Impaired Loans

	2009			2008
	Gross	Specific	Net	Gross	Specific	Net
$ millions, as at October 31	amount	allowance	total	amount	allowance	total

Residential mortgages	$402	$35	$367	$287	$36	$251
Personal	325	258	67	297	207	90
Business and government	1,184	442	742	399	200	199

Total impaired loans(1)(2)	$1,911	$735	$1,176	$983	$443	$540

(1)	Average balance of gross impaired loans totalled $1,345 million (2008: $915 million). There were no material amounts of restructured corporate loans that were previously impaired and classified as performing during the year.

(2)	Foreclosed assets of $17 million are included in other assets.
Contractually Past Due Loans but Not Impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2009	2008
$ millions, as at October 31	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,539	$542	$266	$2,347	$2,298
Personal	506	139	45	690	728
Credit card	600	198	149	947	750
Business and government	361	219	18	598	554

	$3,006	$1,098	$478	$4,582	$4,330

As at October 31, 2009, the interest entitlements on loans classified as impaired totalled $103 million (2008: $76 million; 2007: $73 million), of which $40 million (2008: $39 million; 2007: $40 million) were in Canada and $63 million (2008: $37 million; 2007: $33 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $105 million (2008: $55 million; 2007: $62 million), of which $59 million (2008: $45 million; 2007: $51 million) was in Canada and $46 million (2008: $10 million; 2007: $11 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2009	2008	2007

Interest income	$9,297	$14,163	$15,781
Interest expense	3,903	8,956	11,223

Net interest income	5,394	5,207	4,558
Provision for credit Iosses	1,649	773	603

Net interest income after provision for credit Iosses	$3,745	$4,434	$3,955

Consolidated Financial Statements
Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond (CMB) Program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the more recent Government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We determined that we are not the primary beneficiary of the trust and therefore do not consolidate the trust. As at October 31, 2009, we had $1,024 million in interest-only strips relating to the securitized assets and another $38 million in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We provide first-loss protection to the QSPE as we have a retained interest in the excess spread that is subordinate to the funding obligations applicable to the investors of the asset-backed securities. The carrying value of the interest-only strips was $91 million as at October 31, 2009. As at October 31, 2009, we also held $408 million notes issued by the QSPE of which $372 million were R1 high notes and $36 million were R1 mid notes. A liquidity facility of $851 million ($443 million net of our investments in the QSPE) was provided to the QSPE which was not drawn as at October 31, 2009. In addition we had a $25 million deposit with the QSPE as a first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE as at October 31, 2009 were $851 million, which includes $414 million represent Prime mortgages and the remaining $431 million represent Near-Prime/Alt-A mortgages. We held another $116 million in inventory that is available for securitization. The
Near-Prime/Alt-A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event-driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past five years of 29 bps and an average loan-to-value ratio of 75%.
     Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at October 31, 2009, we held ownership certificates of $26 million (2008: $22 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the year.
Cards
We securitize credit card receivables to Cards II Trust, a QSPE established to purchase co-ownership interests in the receivables with the proceeds received from the securities issued by the QSPE. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPE each period in order to replenish receivable amounts as credit card clients repay their balances. We are one of several underwriters that distribute the securities issued by the QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     During the year, we securitized credit card receivables of $54 million to the QSPE, and purchased the same amount of a new series of enhancement notes issued by the QSPE. The notes are subordinate to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the QSPE.
     As at October 31, 2009, we also had interest-only strips and subordinated notes of the QSPE of $11 million and $214 million respectively. We also held senior notes issued by the QSPE with a carrying value of $96 million as at October 31, 2009.
The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2009			2008		2007
	Residential			Residential		Residential		Commercial
	mortgages		Cards(3)	mortgages		mortgages		mortgages

Securitized	$25,568	(1)	$54	$24,895	(1)	$13,768	(1)	$357
Sold(2)	20,780	(1)	54	11,381	(1)	7,017	(1)	357
Net cash proceeds	20,744		—	11,328		6,963		346
Retained interest	1,073		54	340		111		—
Gain on sale, net of transaction costs	145		(1)	105		41		(1)

Retained interest assumptions (%)
Weighted—average remaining life (in years)	3.6		0.2	3.5		3.8		—
Prepayment/payment rate	12.0 – 24.0		37.9	11.0 – 36.0		11.0 – 39.0		—
Discount rate	1.5 – 8.8		2.8	2.4 – 7.0		4.0 – 4.9		—
Expected credit losses	0.0 – 0.2		6.9	0.0 – 0.1		0.0 – 0.1		—

(1)	Includes $247 million (2008: $160 million (restated); 2007: $249 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities on the consolidated balance sheet and are stated at fair value.

(3)	Reinvestment in revolving securitizations is not included in the table.

Consolidated Financial Statements
The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31	2009			2008
		Residential and			Residential and
		commercial			commercial
	Cards	mortgages	Total	Cards	mortgages	Total

Total assets of QSPEs(1)	$2,421	$851	$3,272	$3,541	$664	$4,205

On balance sheet assets
Securities
Trading	$—	$1	$1	$2	$22	$24
AFS	279	1,586	1,865	272	529	801
Loans	96	—	96	—	—	—
Other assets	—	25	25	—	19	19

Total	$375	$1,612	$1,987	$274	$570	$844

(1)	Excludes assets securitized through pass-through QSPE structure.
We also have servicing liability of $139 million (2008: $84 million) and approximately $10 million (2008: $15 million) related to residential and commerical mortgages securitization and cards securitization respectively.
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2009	Proceeds from new securitizations	$20,744	$—	$54
	Proceeds reinvested in revolving securitizations	—	—	14,642
	Servicing fees received	72	—	64
	Other cash flows received on interest-only strips	427	—	260

2008	Proceeds from new securitizations	$11,328	$—	$—
	Proceeds reinvested in revolving securitizations	—	—	19,324
	Servicing fees received	61	—	81
	Other cash flows received on interest-only strips	147	—	301

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on interest-only strips	189	—	310

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Consolidated Financial Statements

$ millions, as at October 31	2009		2008
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of interest-only strips	$1,088	$11	$482	$27
Fair value of interest-only strips(1)	1,153	11	501	27
Weighted-average remaining life (in years)	2.7	0.2	2.6	0.2
Prepayment/payment rate	7.0 – 25.0%	37.3% (2)	7.0 – 25.0%	40.0	%(2)
Impact on fair value of a 10% adverse change	(32)	(1)	(16)	(2)
Impact on fair value of a 20% adverse change	(62)	(2)	(29)	(4)
Expected credit losses	0.0 – 0.4%	6.6%	0.0 – 0.2%	3.4%
Impact on fair value of a 10% adverse change	(1)	(3)	—	(3)
Impact on fair value of a 20% adverse change	(2)	(7)	—	(5)
Residual cash flows discount rate (annual rate)	0.4 – 4.3%	2.8%	1.9 – 4.5%	5.2%
Impact on fair value of a 10% adverse change	(2)	—	(2)	—
Impact on fair value of a 20% adverse change	(5)	—	(3)	—

(1)	Interest-only strips arising from sale of securitized assets are reported as AFS securities on the consolidated balance sheet. Impairment write-down of interest-only strips for the year amounted to nil (2008: nil; 2007: $2 million).

(2)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2009		2008
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.4%	6.6%	0.0 – 0.2%	3.4%

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2009				2008
	Total	Impaired			Total	Impaired
	principal	and other			principal	and other
	amount of	past due		Net	amount of	past due		Net
Type of loan	loans	loans(1)		write-offs(2)	loans	loans(1)		write-offs(2)

Residential mortgages	$135,190	$943	(3)	$13	$129,942	$610	(3)	$5
Personal	33,869	370		319	32,124	351		257
Credit card	14,047	178		835	14,370	142		487
Business and government(4)	37,892	1,202		128	39,894	431		127

Total loans reported and securitized(5)	220,998	2,693		1,295	216,330	1,534		876

Less: Loans securitized
Residential mortgages	49,038	275	(3)	4	39,247	142	(3)	1
Credit card	2,239	29		189	3,541	35		139
Business and government(4)	549	—		—	621	—		—

Total loans securitized	51,826	304		193	43,409	177		140

Total loans reported on the consolidated balance sheet	$169,172	$2,389		$1,102	$172,921	$1,357		$736

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(3)	Prior period numbers were restated as residential mortgages amounts previously reported represented only the instalments overdue for over 90 days.

(4)	Includes commercial mortgages and investment-grade loans.

(5)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Consolidated Financial Statements
Variable interest entities
VIEs that are consolidated
We consolidate VIEs for which we are considered the primary beneficiary.
     During the year, we consolidated certain CDOs after determining that we are the primary beneficiary subsequent to the restructuring of our protection from a financial guarantor. The consolidation of the CDOs resulted in $669 million of mortgage-backed and asset-backed securities, $421 million of FVO deposits and related interest rate derivatives with a net negative MTM of $248 million, being recognized in the consolidated balance sheet as at October 31, 2009. Also during the year, we acquired all of the commercial paper issued by Macro Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $245 million of auto leases, and other assets being recognized in the consolidated balance sheet as at October 31, 2009.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2009	2008

Trading securities	$669	$34
AFS securities	91	60
Residential mortgages	115	15
Other assets	250	—

	$1,125	$109

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $139 million (2008: $244 million), as represented by 2.2 million CIBC common shares (2008: 4.5 million CIBC common shares). The consolidation of these trusts did not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs that are not consolidated
As at October 31, 2009, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary and thus do not consolidate. These VIEs include several CIBC-sponsored conduits, and CDOs for which we acted as structuring and placement agents.
     During the year CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 which qualify as Tier 1 regulatory capital. The CIBC Capital Trust is a VIE which is not consolidated as we are not considered the primary beneficiary. For additional details see Note 18.
     We also have interests in securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $4.1 billion as at October 31, 2009 (2008: $10.1 billion). The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. The liquidity facilities for our sponsored ABCP programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments. We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at October 31, 2009, our direct investment in commercial paper issued by our sponsored conduits was $487 million (2008: $729 million). We were not considered to be the primary beneficiary for any of these conduits.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. We lent to, or invested in the debt or equity tranches of these vehicles, and acted as counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.

Consolidated Financial Statements
Our on balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions.

	CIBC-	CIBC-	Third-party structured
	sponsored	structured		vehicles
$ millions, as at October 31, 2009	conduits	CDO vehicles	Run-off	Continuing	Total

On balance sheet assets(1)
Trading securities	$149	$—	$463	$6	$618
AFS securities	338	5	15	1,424	1,782
FVO	—	203	—	265	468
Loans	69	529	6,198	—	6,796

Total	$556	$737	$6,676	$1,695	$9,664

October 31, 2008	$805	$772	$7,098	$1,069	$9,744

On balance sheet liabilities
Derivatives(2)	$—	$243	$3,890	$—	$4,133

Total	$—	$243	$3,890	$—	$4,133

October 31, 2008	$—	$214	$5,369	$—	$5,583

Maximum exposure to loss
Maximum exposure to loss before hedge positions					$22,790
Less: notional of protection purchased from third parties relating to written credit derivatives					(10,663)
Less: fair value of hedges relating to securities and loans					(9,086)

Maximum exposure to loss net of hedges					$3,041

October 31, 2008					$10,635

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
Note 7 Land, Buildings and Equipment

$ millions, as at October 31			2009	2008(1)
		Accumulated	Net book	Net book
	Cost(2)	amortization(3)	value	value

Land(4)	$248	$—	$248	$271
Buildings(4)	987	336	651	724
Computer equipment	1,058	839	219	215
Office furniture and other equipment	645	360	285	216
Leasehold improvements	617	402	215	197

	$3,555	$1,937	$1,618	$1,623

(1)	After the impact of retroactive reclassification of application software and related work-in-progress with a net book value of $385 million from land, buildings and equipment to software and other intangible assets, on adoption of CICA handbook section 3064 “Goodwill and Intangible Assets”, effective November 1, 2008.

(2)	Includes $69 million (2008: nil) of work-in-progress not subject to amortization.

(3)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $205 million (2008: $203 million; 2007: $214 million).

(4)	Land and buildings include amounts of $175 million (2008: $195 million) and $383 million (2008: $439 million), respectively, for which we are deemed to have ownership for accounting purposes.

Consolidated Financial Statements
Note 8 Goodwill, Software and Other Intangible Assets
We performed our annual impairment test on goodwill, software and other intangible assets as at May 1, 2009 and updated our assessment as at October 31, 2009. Based on this we determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	Wholesale		Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking		and Other	Total

2009	Balance at beginning of year	$1,993	$64		$43	$2,100
	Acquisitions	—	12		1	13
	Adjustments(1)	(112)	(4)		—	(116)

	Balance at end of year	$1,881	$72		$44	$1,997

2008	Balance at beginning of year	$1,742	$62		$43	$1,847
	Acquisitions	—	11		—	11
	Dispositions	—	(15	)(2)	—	(15)
	Adjustments(1)	251	6		—	257

	Balance at end of year	$1,993	$64		$43	$2,100

(1)	Includes foreign currency translation.

(2)	Includes disposition of certain U.S. businesses.
The components of software and other intangible assets are as follows:

$ millions, as at October 31	2009			2008
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(1)(2)	amount(1)	amount(1)	amortization(1)(2)	amount(1)

Finite-lived software and other intangible assets
Customer relationships(3)	$112	$80	$32	$116	$72	$44
Core deposit intangibles(4)	264	90	174	282	58	224
Contract based(5)	64	40	24	56	37	19
Software(6)	1,544	1,242	302	1,472	1,087	385

	1,984	1,452	532	1,926	1,254	672

Indefinite-lived other intangible assets
Contract based(5)	116	—	116	116	—	116
Brandname(7)	21	—	21	24	—	24

	137	—	137	140	—	140

Total software and other intangible assets	$2,121	$1,452	$669	$2,066	$1,254	$812

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of finite-lived software and other intangible assets for the year amounted to $198 million (2008: $207 million; 2007: $222 million).

(3)	This represents customer relationships associated with the custody business.

(4)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition in 2007 (Note 3).

(5)	Represents a combination of management contracts purchased as part of past acquisitions.

(6)	Effective November 1, 2008, we adopted CICA handbook section 3064, “Goodwill and Intangible Assets” and retroactively reclassified intangible assets relating to application software from Land, Buildings and Equipment to Software and Other Intangible Assets. Includes $63 million (2008: $122 million) of work in progress not subject to amortization.

(7)	Brandname was acquired as part of the FirstCaribbean acquisition in 2007.
The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions

2010	$149
2011	82
2012	53
2013	36
2014	31

Consolidated Financial Statements
Note 9 Other Assets

$ millions, as at October 31	2009	2008

Accrued interest receivable	$679	$945
Accrued benefit asset (Note 22)	1,243	1,094
Brokers’ client accounts	440	704
Current income tax receivable	594	2,580
Future income tax asset (Note 23)	1,635	1,822
Other prepayments and deferred items	748	890
Equity-accounted investments	190	236
Cheques and other items in transit, net	702	786
Derivative collateral receivable	6,545	6,528
Accounts receivable	578	684
Other	667	433

	$14,021	$16,702

Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2009	2008
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total	Total

Personal	$6,485	$55,151	$46,688		$108,324	$99,477
Business and government	27,219	12,110	67,880	(6)	107,209	117,772
Bank	1,543	1	6,040		7,584	15,703

	$35,247	$67,262	$120,608		$223,117	$232,952

Comprised of:
Held at amortized cost					$218,632	$226,564
Designated at fair value (Note 13)					4,485	6,388

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$25,570	$23,932
In foreign offices					2,295	2,626
Interest-bearing deposits
In domestic offices					155,801	156,666
In foreign offices					37,494	48,084
U.S. federal funds purchased					1,957	1,644

					$223,117	$232,952

(1)	Includes deposits of $47.1 billion (2008: $58.3 billion) denominated in U.S. dollars and deposits of $7.8 billion (2008: $11.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $698 million (2008: $648 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(6)	Includes covered bond deposits totalling $3.2 billion (2008: $3.1 billion).
Note 11 Other Liabilities

$ millions, as at October 31	2009	2008

Accrued interest payable	$1,294	$1,633
Accrued benefit liability (Note 22)	760	759
Gold and silver certificates	327	195
Brokers’ client accounts	3,048	2,961
Derivative collateral payable	3,010	2,483
Deferred gain on sale of real estate properties(1)	—	14
Other deferred items	252	246
Negotiable instruments	1,269	1,071
Current income tax liability	130	49
Accounts payable and accrued expenses	1,836	1,958
Other	1,767	1,798

	$13,693	$13,167

(1)	The deferred gain was being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

Consolidated Financial Statements
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Assets and Liabilities

$ millions, as at October 31	2009	2008

Assets
Debt securities(1)	$10,035	$27,536
Equity securities	5,075	9,708

Total securities (Note 4)	15,110	37,244
Derivative instruments (Note 14)	21,300	25,576

	$36,410	$62,820

Liabilities
Obligations related to securities sold short	$4,681	$6,764
Derivative instruments (Note 14)(1)	23,175	28,490

	$27,856	$35,254

Income (Loss) from Trading Activities

$ millions, for the year ended October 31	2009	2008	2007

Trading income (loss) consists of:
Interest income	$420	$1,826	$2,817
Interest expense	183	2,244	3,455

Net interest income (expense)	237	(418)	(638)
Non-interest income	(531)	(6,821)	328

	$(294)	$(7,239)	$(310)

Trading income (loss) by product line:
Interest rates	$145	$(168)	$318
Foreign exchange	291	264	190
Equities(2)	216	(258)	9
Commodities	44	30	26
Structured credit and other	(990)	(7,107)	(853)

	$(294)	$(7,239)	$(310)

(1)	Includes USRMM-related securities of $133 million (2008: $303 million) and derivative liabilities with notional of $2,693 million and fair value of $2,436 million, (2008: notional of $3,929 million and fair value of $3,302 million) which are used to economically hedge a FVO liability of $264 million (2008: $733 million) included in Note 13.

(2)	Includes loss of $1 million (2008: gain of $2 million; 2007: loss of $2 million) on non-controlling interests on VIEs.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis:
•	Loans, including those hedged by or hedging total return swaps and other credit derivatives, as well as secondary traded loans that are intended to be sold within six months; and

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.

Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2009	2008

FVO assets
Debt securities	$22,306	$21,861
Business and government loans (Note 5)	226	1,006

	$22,532	$22,867

FVO liabilities
Business and government deposits(1)	$4,485	$6,278
Bank deposits	—	110

	$4,485	$6,388

Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2009	2008

Assets
Derivative instruments (Note 14)	$773	$451

	$773	$451

Liabilities
Derivative instruments (Note 14)	$1,667	$1,184
Obligations related to securities sold short	1,182	108

	$2,849	$1,292

FVO and Related Hedges (Loss) Income

$ millions, for the year ended October 31	2009	2008	2007

Interest income	$525	$846	$620
Interest expense(2)	276	720	567

Net interest income	249	126	53

Non-interest income
FVO financial instruments	168	(488)	(70)
Economic hedges(3)	(201)	239	226

	(33)	(249)	156

	$216	$(123)	$209

(1)	Included in business and government deposits is a limited recourse note of $264 million (2008: $733 million) which is hedged by USRMM-related securities of $133 million (2008: $303 million) which are classified in trading and by derivative liabilities of $2,436 million (2008: $3,302 million). See Note 12 Trading Activities.

(2)	Includes $10 million (2008: $13 million; 2007: $17 million) on obligations related to securities sold short hedging the FVO financial instruments.

(3)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above. As at October 31, 2009 there was no undrawn credit exposure related to FVO loans (2008: $7 million). The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $27 million (2008: $306 million), and the loss for the current year was $29 million (2008: $251 million).
     The notional amount of the derivatives hedging the credit risk was $242 million (2008: $1.5 billion). The cumulative change in fair value of these derivatives attributable to changes in the credit risk since the loans were first designated amounted to a gain of $29 million (2008: $316 million) and the gain for the current year was $21 million (2008: $279 million).
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entities or others with similar characteristics.
Deposits designated at fair value
As at October 31, 2009, the carrying amount of FVO deposits was $269 million lower (2008: $12 million higher) than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a loss of $6 million (2008: $31 million gain), and the loss for the current year was $5 million (2008: $30 million gain).
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.

Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2009		2008
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$21,300	$23,175	$25,576	$28,490
Designated accounting hedges (Note 15)	1,424	691	1,198	1,128
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	773	1,667	451	1,184
Other economic hedges	1,199	1,629	1,419	1,940

	$24,696	$27,162	$28,644	$32,742

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts).
     In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer.
     In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
     Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, collateralized debt obligations (CDO) of residential mortgages, commercial mortgages, trust preferred securities and collateralized loan obligations (CLO). For both single-name and index Credit Default Swap (CDS) contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.
     In our structured credit run-off portfolio, we also have Total Return Swaps (TRS) on single-name reference obligations that are primarily collateralized loan obligations. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments

Consolidated Financial Statements
and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The Total Return Payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse”, meaning the Total Return Receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

Consolidated Financial Statements

$ millions, as at October 31						2009		2008

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional
	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$65,326	$4,915	$939	$71,180	$67,430	$3,750	$68,037	$1,309
Swap contracts	134,248	358,389	104,575	597,212	386,958	210,254	412,203	192,865
Purchased options	5,307	17,965	15,237	38,509	38,016	493	62,219	493
Written options	6,980	17,482	15,579	40,041	38,012	2,029	44,242	1,657

	211,861	398,751	136,330	746,942	530,416	216,526	586,701	196,324

Exchange traded
Futures contracts	19,124	5,253	74	24,451	23,728	723	46,147	10,132
Purchased options	28,456	—	—	28,456	28,456	—	241	—
Written options	54,961	—	—	54,961	54,961	—	7,009	—

	102,541	5,253	74	107,868	107,145	723	53,397	10,132

Total interest rate derivatives	314,402	404,004	136,404	854,810	637,561	217,249	640,098	206,456

Foreign exchange derivatives
Over-the-counter
Forward contracts	74,810	2,981	295	78,086	75,780	2,306	72,917	7,096
Swap contracts	15,286	27,199	23,930	66,415	61,177	5,238	64,609	9,628
Purchased options	4,471	965	155	5,591	5,591	—	3,169	—
Written options	4,552	676	177	5,405	5,251	154	3,615	25

	99,119	31,821	24,557	155,497	147,799	7,698	144,310	16,749

Exchange traded
Future contracts	26	—	—	26	26	—	8	—

Total foreign exchange derivatives	99,145	31,821	24,557	155,523	147,825	7,698	144,318	16,749

Credit derivatives
Over-the-counter
Swap contracts purchased protection	17	—	—	17	—	17	1,741	94
Swap contracts written protection	—	—	3,657	3,657	3,657	—	3,892	—
Purchased options	843	7,869	28,851	37,563	35,046	2,517	44,898	4,898
Written options	237	6,094	14,216	20,547	20,520	27	32,687	30

Total credit derivatives	1,097	13,963	46,724	61,784	59,223	2,561	83,218	5,022

Equity derivatives(1)
Over-the-counter	4,904	4,472	68	9,444	9,126	318	19,843	181
Exchange traded	10,803	3,164	—	13,967	13,967	—	21,424	90

Total equity derivatives	15,707	7,636	68	23,411	23,093	318	41,267	271

Precious metal derivatives(1)
Over-the-counter	961	146	—	1,107	1,107	—	1,250	—
Exchange traded	11	—	—	11	11	—	2	—

Total precious metal derivatives	972	146	—	1,118	1,118	—	1,252	—

Other commodity derivatives(1)
Over-the-counter	2,988	4,287	379	7,654	7,654	—	14,559	—
Exchange traded	1,992	2,133	2	4,127	3,078	1,049	4,137	—

Total other commodity derivatives	4,980	6,420	381	11,781	10,732	1,049	18,696	—

	$436,303	$463,990	$208,134	$1,108,427	$879,552	$228,875	$928,849	$228,498

(1)	Comprises forwards, futures, swaps and options.
The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2009	2008
	Less than	1 to	Over	Total	Total
	1 year	5 years	5 years(2)	fair value	fair value

Derivative assets(1)	4,638	12,397	7,661	24,696	28,644
Derivative liabilities(1)	4,095	14,075	8,992	27,162	32,742

(1)	Derivative assets and liabilities are stated before the effect of master netting agreements of $16,030 million as at October 31, 2009 (2008: $16,798 million). The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $6,493 million and $3,010 million, respectively (2008: $6,244 million and $2,483 million, respectively). In practice, majority of the derivative cash flows settle within a year due to collateral requirements.

(2)	CVA is included in over 5 years maturity.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates,

Consolidated Financial Statements
foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins. Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31					2009					2008
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$42	$—	$42	$52	$10	$71	$—	$71	$31	$4
Swap contracts	11,574	3,055	14,629	4,040	1,500	9,292	2,407	11,699	3,162	1,126
Purchased options	1,237	17	1,254	263	133	1,022	15	1,037	312	76

	12,853	3,072	15,925	4,355	1,643	10,385	2,422	12,807	3,505	1,206

Foreign exchange derivatives
Forward contracts	1,180	6	1,186	906	228	3,403	6	3,409	2,030	420
Swap contracts	2,999	292	3,291	2,509	673	3,952	291	4,243	2,751	587
Purchased options	130	—	130	75	28	238	—	238	140	74

	4,309	298	4,607	3,490	929	7,593	297	7,890	4,921	1,081

Credit derivatives(1)
Swap contracts	4	—	4	110	79	357	—	357	176	109
Purchased options	2,275	—	2,275	4,024	7,703	3,770	—	3,770	5,812	7,535
Written options(3)	1	—	1	34	18	—	—	—	100	22

	2,280	—	2,280	4,168	7,800	4,127	—	4,127	6,088	7,666

Equity derivatives(4)	613	1	614	345	146	1,182	—	1,182	860	190

Precious metal derivatives(4)	17	—	17	13	6	49	—	49	21	9

Other commodity derivatives(4)	677	—	677	828	297	998	—	998	1,149	399

	20,749	3,371	24,120	13,199	10,821	24,334	2,719	27,053	16,544	10,551
Less: effect of master netting agreements	(16,030)	—	(16,030)	—	—	(16,798)	—	(16,798)	—	—

	$4,719	$3,371	$8,090	$13,199	$10,821	$7,536	$2,719	$10,255	$16,544	$10,551

(1)	Exchange-traded instruments with a replacement cost of $551 million (2008: $1,242 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,129 million (2008: $2,268 million). The collateral comprises cash $2,063 million (2008: $1,929 million), government securities $66 million (2008: $335 million) and other instruments nil (2008: $4 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

Consolidated Financial Statements
Credit valuation adjustments
A credit valuation adjustment is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
Financial guarantors
Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a charge of $1.1 billion (2008: $7.3 billion) against our receivables from financial guarantors. The fair value of derivative contracts with financial guarantors, net of credit valuation adjustments, was $1.5 billion as at October 31, 2009 (2008: $2.3 billion).
Non-financial guarantors
Our methodology in establishing credit valuation adjustments against other derivative counterparties is also calculated using a fair value based exposure measure. We use market observed credit spreads or proxies as appropriate. During the year, we recorded a charge of $49 million against our receivables from non-financial guarantors derivative counterparties.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the Consolidated Statement of Operations:

$ millions, for the year ended October 31	2009	2008

Fair value hedges(1)	$85	$23
Cash flow hedges(2)(3)	(5)	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income and non-interest expenses.

(3)	Includes NIFO hedges.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flows and foreign exchange hedging activities are included in the consolidated statement of operations and are not significant for the years ended October 31, 2009 and 2008.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2009			2008
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$60,022	$1,414	$672	$65,864	$1,191	$941
Cash flow hedges	518	10	13	446	4	14
NIFO hedges	58	—	6	2,564	3	173

	$60,598	$1,424	$691	$68,874	$1,198	$1,128

In addition, foreign currency denominated deposit liabilities of $131 million (2008: $103 million) and $1.9 billion (2008: $5.0 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

Consolidated Financial Statements
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide funding on a cost effective basis and to manage currency risk. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31										2009		2008
				Earliest date redeemable
				At greater of Canada			Denominated		Par	Carrying	Par	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency		value	value	value	value

4.25	(2)	June 1, 2014		May 6, 2004	June 1, 2009	(3)			$—	$—	$750	$759
4.50	(2)	October 15, 2014		September 14, 2004	October 15, 2009	(3)			—	—	500	511
9.65		October 31, 2014		November 1, 1999					250	331	250	338
Floating	(4)	March 10, 2015			March 10, 2010		US $93 million	(5)	101	101	240	240
3.75	(2)	September 9, 2015		September 9, 2005	September 9, 2010				1,300	1,300	1,300	1,300
4.55	(2)	March 28, 2016		March 28, 2006	March 28, 2011				1,080	1,131	1,080	1,130
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million		33	33	38	38
Floating	(7)	June 22, 2017			June 22, 2012		€200 million		319	319	307	307
5.15	(2)	June 6, 2018		June 6, 2008	June 6, 2013				550	560	550	562
6.00	(2)	June 6, 2023		June 6, 2008	June 6, 2018				600	600	600	600
8.70		May 25, 2029	(8)						25	40	25	39
11.60		January 7, 2031		January 7, 1996					200	200	200	200
10.80		May 15, 2031		May 15, 2021					150	150	150	150
8.70		May 25, 2032	(8)						25	40	25	39
8.70		May 25, 2033	(8)						25	40	25	39
8.70		May 25, 2035	(8)						25	40	25	39
Floating	(9)	July 31, 2084			July 27, 1990		US $198 million		214	214	239	239
Floating	(10)	August 31, 2085			August 20, 1991		US $67 million	(5)	72	72	124	124

									4,969	5,171	6,428	6,654
Subordinated debt held for trading purposes									(14)	(14)	4	4

									$4,955	$5,157	$6,432	$6,658

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus a pre-determined spread.

(3)	Redeemed for cash during the year for their outstanding principal amount, plus unpaid interest accrued to the redemption date.

(4)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%.

(5)	A portion of this issue was repurchased for cash during the year.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	Not redeemable prior to maturity date.

(9)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2009

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	250
Over 5 years	4,719

$4,969

Consolidated Financial Statements
Note 17 Common and Preferred Share Capital and Preferred Share Liabilities
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for a class of preferred shares, the maximum aggregate consideration for all outstanding shares, of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding shares and dividends and interest paid

$ millions, except per share amounts,
as at or for the year ended October 31						2009						2008						2007
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Common shares(1)	383,981,867	$6,241		$1,328		$3.48	380,804,829	$6,063		$1,285		$3.48	334,988,579	$3,137		$1,044		$3.11

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 24	—	—		—		—	—	—		—		—	—	—		6		0.38
Series 25	—	—		—		—	—	—		—		—	—	—		18		1.13
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08	2,500	—	(3)	—	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.13
Series 32	12,000,000	300		14		0.13	12,000,000	300		14		1.13	12,000,000	300		10		0.80
Series 33	12,000,000	300		18		1.53	12,000,000	300		—		—	—	—		—		—
Series 35	13,000,000	325		16		1.19	—	—		—		—	—	—		—		—
Series 37	8,000,000	200		9		1.06	—	—		—		—	—	—		—		—

		$3,156		$162				$2,631		$119				$2,331		$139

	Shares outstanding		Interest paid		Shares outstanding		Interest paid		Shares outstanding		Interest paid
	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

		$600	$31			$600	$31			$600	$31

Total preferred shares		$3,756	$193			$3,231	$150			$2,931	$170

(1)	Includes treasury shares.

(2)	On June 17, 2009, CIBC’s offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. During the year, we repurchased nil (2008: 500; 2007: 558) shares under this offer.

(3)	Due to rounding.

Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, 19, 23 and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Certain series as described in the following table provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.
     Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.
     Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.
     Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.
     Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Consolidated Financial Statements
Terms of Class A Preferred Shares

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.020000	June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500	May 1, 2010	$26.00	May 1, 2010	not convertible
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00	not convertible	not convertible
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

Series 31	$0.293750	January 31, 2012	$26.00	not convertible	not convertible
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00

Series 32	$0.281250	April 30, 2012	$26.00	not convertible	not convertible
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00

Series 33	$0.334375	July 31, 2014	$25.00	not convertible	not convertible

Series 35	$0.406250	April 30, 2014	$25.00	not convertible	not convertible

Series 37	$0.406250	July 31, 2014	$25.00	not convertible	not convertible

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Consolidated Financial Statements
Common shares issued
Pursuant to stock option plans, we issued 1 million (2008: 0.5 million) new common shares for a total consideration of $41 million (2008: $25 million) for the year ended October 31, 2009.
     In the third quarter, we amended our Shareholder Investment Plan to allow us to determine whether common shares issued under the plan will be newly-issued from Treasury or purchased on the secondary market. Currently, we have elected to issue newly-issued shares from Treasury. Pursuant to the plan, we issued 2.2 million common shares for a total consideration of $137 million for the year ended October 31, 2009.
     In 2008, we issued 45.3 million common shares for net cash proceeds of $2,904 million, after issuance costs, net of tax, which amounted to $34 million.
Common shares repurchased for cancellation
No shares were repurchased during 2009.
     On November 9, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     In 2007, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
Common shares reserved for issue
As at October 31, 2009, 13,877,708 common shares (2008:14,982,318) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
     We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18. Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Financial Condition” section of the MD&A for additional details on Basel II.
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. During 2008, substantial investments which qualified for OSFI’s transition rules were deducted 100% from Tier 2 capital. Investment in insurance activities continue to be deducted 100% from Tier 2 capital in accordance with the OSFI’s transition rules.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital ratios and assets-to-capital multiple

$ millions, as at October 31	2009		2008

Tier 1 capital	$14,154		$12,365
Total regulatory capital	18,827		18,129
Risk-weighted assets	117,298		117,946
Tier 1 capital ratio	12.1%		10.5%
Total capital ratio	16.1%		15.4%
Assets-to-capital multiple	16.3	x	17.9	x

Consolidated Financial Statements
Note 18 Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as deposits — business and government in the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in perpetual preferred shares of CIBC. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for perpetual preferred shares of CIBC upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the Office of the Superintendent of Financial Institutions (OSFI) takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total Capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at October 31, 2009, $1,599 million represents regulatory Tier 1 capital and is net of $1 million of Tier 1 Notes — Series B held for trading purposes.
     The table below presents the significant terms and conditions of the Notes as at October 31, 2009:

$ millions as at October 31, 2009
				Earliest redemption dates
				At greater of
		Interest		Canada Yield		Principal
Issue	Issue Date	payment dates	Yield	Price(1) and par	At Par	Amount

CIBC Capital Trust
$1,300 Tier 1 Notes — Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300
$300 Tier 1 Notes — Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	$300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is anytime on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes — Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.
Note 19 Accumulated Other Comprehensive Income

$ millions, as at October 31	2009	2008

Foreign currency translation adjustments	$(495)	$(357)
Net unrealized gains (losses) on AFS securities(1)	124	(102)
Net gains on cash flow hedges(2)	1	17

	$(370)	$(442)

(1)	Includes $101 million (2008: $184 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $3 million (2008: $10 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 4 years (2008: 5 years) thereafter.
Note 20 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.

Consolidated Financial Statements
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2009	Assets
	Cash and deposits with banks	$323	$5,070	$235	$—	$—	$1,379	$7,007
	Effective yield		0.49%	1.51%
	Trading securities	—	1,957	2,060	4,208	1,809	5,076	15,110
	Effective yield		1.14%	2.02%	2.87%	3.61%
	AFS securities	—	11,940	6,146	19,443	1,698	933	40,160
	Effective yield		1.10%	1.49%	2.86%	4.44%
	FVO securities	—	12,292	1,707	7,802	505	—	22,306
	Effective yield		0.39%	3.83%	3.23%	4.56%
	HTM securities	—	—	—	—	—	—	—
	Effective yield
	Securities borrowed or purchased under resale agreements	—	30,570	2,181	—	—	—	32,751
	Effective yield		0.25%	0.46%
	Loans	88,641	16,570	14,814	41,000	3,104	3,083	167,212
	Effective yield		2.68%	4.67%	4.73%	5.19%
	Other		31,254				20,144	51,398
	Structural assumptions	(8,496)	1,648	4,723	4,461	—	(2,336)	—

	Total assets	$80,468	$111,301	$31,866	$76,914	$7,116	$28,279	$335,944

	Liabilities and shareholders’ equity
	Deposits	$77,735	$46,501	$40,874	$26,585	$3,423	$27,999	$223,117
	Effective yield		0.86%	2.15%	3.69%	6.88%
	Obligations related to securities sold short	—	115	197	2,428	2,533	643	5,916
	Effective yield		0.24%	0.28%	1.57%	3.13%
	Obligations related to securities lent or sold under repurchase agreements	—	34,329	3,124	—	—	—	37,453
	Effective yield		0.25%	0.37%
	Subordinated indebtedness	—	453	1,586	1,677	1,441	—	5,157
	Effective yield		1.94%	3.28%	4.75%	8.42%
	Preferred share liabilities	—	360	200	40	—	—	600
	Effective yield		5.17%	5.17%	5.17%
	Other	—	30,581	373	1,263	1,112	30,372	63,701
	Structural assumptions	(9,795)	6,912	20,228	17,951	—	(35,296)	—

	Total liabilities and shareholders’ equity	$67,940	$119,251	$66,582	$49,944	$8,509	$23,718	$335,944

	On-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—
	Off-balance sheet gap(1)	—	(3,420)	26,937	(23,341)	(176)	—	—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—
	Total cumulative gap	$12,528	$1,158	$(6,621)	$(2,992)	$(4,561)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$13,707	$(9,709)	$(27,002)	$23,502	$(2,505)	$2,007	$—
	Foreign currencies	(1,179)	1,759	(7,714)	3,468	1,112	2,554	—

	Total on-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—

	Off-balance sheet gap(1)
	Canadian currency	$—	$2,615	$18,831	$(22,062)	$616	$—	$—
	Foreign currencies	—	(6,035)	8,106	(1,279)	(792)	—	—

	Total off-balance sheet gap	$—	$(3,420)	$26,937	$(23,341)	$(176)	$—	$—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—

2008	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,497	$(34,347)	$(27,778)	$16,245	$(2,958)	$7,341	$—
	Foreign currencies	6,311	(3,009)	(5,175)	(3,396)	1,329	3,940	—

	Total on-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—

	Off-balance sheet gap(1)
	Canadian currency	$—	$2,748	$9,360	$(11,518)	$(590)	$—	$—
	Foreign currencies	—	(13,135)	12,066	2,511	(1,442)	—	—

	Total off-balance sheet gap	$—	$(10,387)	$21,426	$(9,007)	$(2,032)	$—	$—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—
	Total cumulative gap	$47,808	$65	$(11,462)	$(7,620)	$(11,281)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

Consolidated Financial Statements
Note 21 Stock-based Compensation
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Award
Under our RSA Plan, which began in 2000, certain key employees are granted annual awards to receive either CIBC common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market. Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. RSAs generally vest one-third annually or at the end of three years. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Grant date fair value of share-settled RSAs is calculated as the weighted average purchase price of the corresponding CIBC common shares that are purchased by the trust. Grant date fair value of cash-settled RSAs is calculated as the average closing price per CIBC common share on the TSX for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of CIBC common shares.
     Compensation expense in respect of RSAs totalled $217 million in 2009 (2008: $135 million; 2007: $240 million). A liability in respect of cash-settled RSAs is recorded in other liabilities and totalled $298 million as at October 31, 2009 (2008: $117 million; 2007: nil).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
Performance Share Unit Program
Under the PSU program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. Dividend equivalent payments are recognized in compensation expense as incurred. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.
     Grant date fair value of PSUs is deemed to be the same as the grant date fair value of RSAs awarded at the same time.
     Compensation expense in respect of PSUs totalled $2 million in 2009 (2008: recovery of $13 million; 2007: expense of $9 million). A liability in respect of PSUs is recorded in other liabilities and totalled $8 million as at October 31, 2009 (2008: $11 million; 2007: $24 million).
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or CIBC common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of the DSU components of these plans totalled $2 million in 2009 (2008: nil; 2007: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $5 million as at October 31, 2009 (2008: $5 million; 2007: $8 million).
Stock Option Plans
We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price. During 2009, all remaining SARs either expired or were exercised. As at October 31, 2009, there are no SARs outstanding.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based

Consolidated Financial Statements
on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
     The weighted-average grant date fair value of options granted during 2009 has been estimated at $13.60 (2008: $14.19; 2007: $14.11). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2009	2008	2007

Weighted-average assumptions
Risk-free interest rate	2.85%	4.33%	4.09%
Expected dividend yield	7.00%	6.23%	3.91%
Expected share price volatility	45.00%	32.35%	18.65%
Expected life	6 years	6 years	6 years
Share price /exercise price	$49.75	$75.60	$96.32

Compensation expense in respect of stock options and SARs totalled $9 million in 2009 (2008: recovery of $21 million; 2007: expense of $20 million). There was no liability in respect of SARs as at October 31, 2009 (2008: $6 million; 2007: $50 million).
Stock Option Plans

As at or for the year ended October 31	2009		2008		2007
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,270,168	$55.38	7,236,483	$51.63	8,934,231	$47.84
Granted	1,077,608	49.75	876,342	75.60	419,418	96.32
Exercised(1)	(983,705)	39.10	(495,134)	41.83	(1,753,648)	43.43
Forfeited	(5,035)	72.06	(21,644)	74.69	(188,318)	59.90
Cancelled/Expired	(214,629)	73.09	(49,479)	79.69	(5,000)	31.70
Exercised as SARs	(120,905)	38.44	(276,400)	39.69	(170,200)	39.22

Outstanding at end of year	7,023,502	$56.53	7,270,168	$55.38	7,236,483	$51.63

Exercisable at end of year	4,942,948	$53.47	5,654,145	$48.69	6,060,063	$45.85

Available for grant	6,854,206		7,712,150		8,517,369

(1)	The weighted average share price at the date of exercise was $52.20 (2008: $70.15; 2007: $96.84).
Stock Options Outstanding and Vested

As at October 31, 2009	Stock options outstanding			Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price

$32.85 – $39.85	1,038,318	0.26	$37.63	1,038,318	$37.63
$40.37 – $49.75	2,390,767	5.19	46.59	1,341,077	44.12
$50.91 – $56.08	1,391,033	1.87	54.18	1,391,033	54.18
$62.90 – $69.68	253,498	8.43	65.81	53,346	65.62
$70.00 – $75.80	997,173	5.44	73.00	779,599	73.33
$79.55 – $84.69	600,973	7.84	79.67	163,598	79.87
$95.70 – $102.40	351,740	6.96	96.33	175,977	96.33

	7,023,502	4.27	$56.53	4,942,948	$53.47

Employee Share Purchase Plan
Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market.
     Our contributions are expensed as incurred and totalled $30 million in 2009 (2008: $30 million; 2007: $30 million).
Hedging
The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU and SAR plans is hedged through the use of derivatives. Effective November 1, 2008, the gains and losses on these derivatives are recognized in employee compensation and benefits. In prior years, the gains and losses on these derivatives were recognized in other income. During the year we recorded gains of $60 million (2008: loss of $49 million; 2007: gain of $19 million) in the consolidated statements of operations. Additionally, we recorded gains of $14 million (2008: nil; 2007: nil) in AOCI in respect of hedges of awards that are being expensed over vesting periods.

Consolidated Financial Statements
Note 22 Employee Future Benefits
We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. This aligns our measurement date with our fiscal year end. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008.
     The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

Pension benefit plans				Other benefit plans
$ millions, as at or for the year ended October 31	2009	2008	2007	2009	2008	2007

Accrued benefit obligation
Balance at beginning of year	$3,641	$4,043	$3,760	$694	$767	$942
Adjustment for change in measurement date	12	—	—	1	—	—
Adjustment for inclusion of FirstCaribbean plans	—	—	196	—	—	5
Current service cost	108	139	141	13	15	17
Employee contributions	6	7	7	—	—	—
Interest cost on accrued benefit obligation	248	229	211	43	41	40
Benefits paid	(216)	(198)	(193)	(52)	(50)	(52)
Foreign exchange rate changes	(6)	11	(47)	—	2	(4)
Actuarial losses (gains)	144	(576)	16	21	(81)	(29)
Net transfer out	—	(2)	—	—	—	—
Plan amendments	5	—	(48)	—	—	(152)
Curtailments gains	—	—	—	—	(1)	—
Settlement gains	—	(13)	—	—	—	—
Special termination benefits	—	1	—	—	1	—

Balance at end of year	$3,942	$3,641	$4,043	$720	$694	$767

Plan assets
Fair value at beginning of year	$3,794	$4,121	$3,683	$40	$59	$80
Adjustment for change in measurement date	(15)	—	—	(4)	—	—
Adjustment for inclusion of FirstCaribbean plans	—	—	287	—	—	—
Actual positive (negative) return on plan assets	154	(411)	256	3	2	—
Employer contributions	288	278	139	40	29	31
Employee contributions	6	7	7	—	—	—
Benefits paid	(216)	(198)	(193)	(52)	(50)	(52)
Settlement payments	—	(13)	—	—	—	—
Foreign exchange rate changes	(8)	12	(58)	—	—	—
Net transfer out	—	(2)	—	—	—	—

Fair value at end of year	$4,003	$3,794	$4,121	$27	$40	$59

Funded status (deficit)	$61	$153	$78	$(693)	$(654)	$(708)
Employer contributions after measurement date	—	55	—	—	3	—
Unamortized net actuarial losses	1,171	877	825	100	82	171
Unamortized past service costs (gains)	9	7	9	(148)	(170)	(191)
Unamortized transitional asset	—	—	—	1	1	2

Accrued benefit asset (liability)	$1,241	$1,092	$912	$(740)	$(738)	$(726)
Valuation allowance	(18)	(19)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,223	$1,073	$893	$(740)	$(738)	$(726)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

Pension benefit plans				Other benefit plans
$ millions, as at October 31	2009	2008	2007	2009	2008	2007

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,243	$1,094	$1,057	$—	$—	$—
Other liabilities (Note 11)	(20)	(21)	(164)	(740)	(738)	(726)

Accrued benefit asset (liability), net of valuation allowance	$1,223	$1,073	$893	$(740)	$(738)	$(726)

Consolidated Financial Statements
Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

Pension benefit plans				Other benefit plans
$ millions, as at October 31	2009	2008	2007	2009	2008	2007

Accrued benefit obligation
Unfunded plans	$38	$31	$189	$582	$559	$621
Funded plans	217	132	132	138	135	146

	255	163	321	720	694	767
Fair value of plan assets	202	123	117	27	40	59

Funded status (deficit)	$(53)	$(40)	$(204)	$(693)	$(654)	$(708)

The net defined benefit plan expense is as follows:

Pension benefit plans							Other benefit plans
$ millions, for the year ended October 31	2009		2008		2007		2009		2008		2007

Current service cost	$108		$139		$141		$13		$15		$17
Interest cost on accrued benefit obligation	248		229		211		43		41		40
Actual (positive) negative return on plan assets	(154)		411		(256)		(3)		(2)		—
Plan amendments	5		—		(48)		—		—		(152)
Actuarial losses (gains)	144		(576)		16		21		(81)		(29)
Curtailment losses	—		1		—		—		—		—
Settlement losses	—		2		—		—		—		—
Special termination benefits	—		1		—		—		1		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$351		$207		$64		$74		$(26)		$(124)

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(141	)(1)	$(683	)(1)	$9	(1)	$1	(2)	$1	(2)	$(4	)(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(133	)(3)	629	(3)	58	(3)	(20	)(4)	88	(4)	37	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(3	)(5)	2	(5)	54	(5)	(20	)(6)	(21	)(6)	132	(6)

	(277)		(52)		121		(39)		68		165
Change in valuation allowance	(1)		—		—		—		—		—

Defined benefit plan expense recognized	$73		$155		$185		$35		$42		$41

(1)	Expected return on plan assets of $295 million (2008: $272 million; 2007: $247 million), subtracted from actual positive (negative) return on plan assets of $154 million (2008: $(411) million; 2007: $256 million).

(2)	Expected return on plan assets of $2 million (2008: $1 million; 2007: $4 million), subtracted from actual return on plan assets of $3 million (2008: $2 million; 2007: nil).

(3)	Actuarial losses amortized of $11 million (2008: $53 million; 2007: $74 million), less actual actuarial losses (gains) incurred of $144 million (2008: $(576) million; 2007: $16 million).

(4)	Actuarial losses amortized of $1 million (2008: $7 million; 2007: $8 million), less actual actuarial losses (gains) incurred of $21 million (2008: $(81) million; 2007: $(29) million).

(5)	Amortization of plan amendments of $2 million (2008: $2 million; 2007: $6 million), less actual plan amendments of $5 million (2008: nil; 2007: $(48) million).

(6)	Amortization of plan amendments of $(20) million (2008: $(21) million; 2007: $(20) million), less actual plan amendments of nil (2008: nil; 2007: $(152) million).
Benefit and plan changes
2009
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2009.
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established for 2009. Any future increases in medical and dental benefit costs for this group of retirees will be borne by retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. The amendment resulted in a reduction in liability.

Consolidated Financial Statements
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

		Pension benefit plans			Other benefit plans
	Actual allocation		Target		Actual allocation	Target
	as at October 31		allocation		as at October 31	allocation
Asset category	2009	2008	2010	2009	2008	2010

Equity securities(1)	43%	47%	49%	—%	10%	—%
Debt securities(1)	50	47	42	100	90	100
Real estate	4	5	5	—	—	—
Other(2)	3	1	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $9 million (2008: $10 million), representing 0.3% of total plan assets (2008: 0.3%). Other benefit plans do not include any CIBC securities.

(2)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communications, energy, education and health-care projects.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure the plan obligations of our funded plans, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly-owned subsidiary of CIBC, within established ranges and are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K. and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

Pension benefit plans				Other benefit plans
Weighted-average assumptions	2009	2008	2007	2009	2008	2007

Accrued benefit obligation as at October 31
Discount rate at end of the period	6.5%	6.8%	5.6%	6.0%	6.6%	5.5%
Rate of compensation increase	3.7%	3.7%	3.6%	3.5%	3.5%	3.5%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.8%	5.6%	5.3%	6.6%	5.5%	5.1%
Expected long-term rate of return on plan assets	6.9%	6.8%	6.5%	5.0%	5.8%	5.5%
Rate of compensation increase	3.7%	3.6%	3.5%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31	2009	2008	2007

Health-care cost trend rates assumed for next year	7.1%	6.7%	6.8%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2018	2014

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

One percentage-point increase				One percentage-point decrease
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007

Effect on aggregate of service and interest costs	$4	$4	$5	$(3)	$(4)	$(4)
Effect on accrued benefit obligation	$49	$53	$60	$(40)	$(44)	$(49)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2009	2008	2007

Defined contribution pension plans	$13	$14	$20
Government pension plans(1)	73	76	76

	$86	$90	$96

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Consolidated Financial Statements
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

Pension benefit plans					Other benefit plans				Total
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007

Defined benefit plans	$351	$207	$64	$74	$(26)	$(124)	$425	$181	$(60)
Defined contribution and other plans	86	90	96	—	—	—	86	90	96

	$437	$297	$160	$74	$(26)	$(124)	$511	$271	$36

Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2008. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2011. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2007. Total cash contributions for employee future benefit plans consist of:

Pension benefit plans				Other benefit plans
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007

Funded plans	$230	$330	$128	$—	$—	$—
Beneficiaries of unfunded plans	3	3	11	37	32	31
Defined contribution pension plans	13	14	20	—	—	—

	$246	$347	$159	$37	$32	$31

The minimum contributions for 2010 are anticipated to be $147 million for defined benefit pension plans and $52 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2009	Pension benefit plans	Other benefit plans

2010	$199	$52
2011	204	53
2012	210	53
2013	216	53
2014	222	53
2015 – 2019	1,237	274

Note 23 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2009		2008		2007

Consolidated statement of operations
Provision for current income taxes — current	$386		$(671)		$178
— future	38		(1,547)		346

	424		(2,218)		524

Consolidated statement of changes in shareholders’ equity
OCI	18		(930)		1,059
Accounting policy changes	(3	)(1)	(50	)(2)	(4	)(3)
Other	(6)		(20)		(18)

	9		(1,000)		1,037

	$433		$(3,218)		$1,561

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(3)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

Consolidated Financial Statements
Components of Income Tax

$ millions, for the year ended October 31	2009	2008	2007

Current income taxes
Federal	$133	$(1,326)	$799
Provincial	84	(612)	400
Foreign	65	263	8

	282	(1,675)	1,207

Future income taxes
Federal	172	(788)	147
Provincial	94	(451)	68
Foreign	(115)	(304)	139

	151	(1,543)	354

	$433	$(3,218)	$1,561

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $500 million (2008: $379 million; 2007: $302 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 31.8% (2008: 32.7%; 2007: 34.8%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31		2009		2008		2007

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$515	31.8%	$(1,393)	32.7%	$1,340	34.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(118)	(7.3)	(309)	7.3	(402)	(10.4)
Tax-exempt income	(29)	(1.8)	(126)	3.0	(197)	(5.1)
Tax-exempt gains	(4)	(0.2)	—	—	(70)	(1.8)
Enron-related increased tax benefit	—	—	(486)	11.4	—	—
Net realized foreign exchange gains on investments in foreign operations	69	4.3	144	(3.4)	22	0.6
Non-tax effected litigation provisions	—	—	(1)	—	(25)	(0.7)
Other	(9)	(0.6)	(47)	1.1	(144)	(3.8)

Income taxes in the consolidated statement of operations	$424	26.2%	$(2,218)	52.1%	$524	13.6%

In 2009, the repatriation of capital and retained earnings from our foreign operations resulted in a $104 million (2008: $160 million; 2007: $22 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of AOCI.
Future Income Tax Asset
At October 31, 2009, our future income tax asset was $1,635 million, net of a US$88 million ($95 million) valuation allowance. Included in the future income tax asset are $990 million related to Canadian non-capital loss carryforwards that expire in 19 years, $68 million related to Canadian capital loss carryforwards that have no expiry date, and $356 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. In 2008, we recorded an additional expected tax benefit of $486 million related to this matter. On October 2, 2009 Canada Revenue Agency issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3 billion. We intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada, and believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of $150 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus non-deductible interest thereon of $130 million would be incurred.
Ontario tax rate reductions
The Ontario Government, as part of its 2009 budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were not substantively enacted for accounting purposes as at October 31, 2009. The rate reductions were substantively enacted as at November 16, 2009. As a result, we will have to write down our future tax assets by approximately $25 million in the first quarter of 2010.

Consolidated Financial Statements
Sources of Future Income Tax Balances

$ millions, as at October 31	2009	2008(1)

Future income tax assets
Tax loss carryforwards	$1,249	$1,456
Provisions	76	90
Allowance for credit losses	466	333
Unearned income	70	66
Buildings and equipment	55	69
Pension and employee benefits	73	81
Securities revaluation	150	244
Other	70	95

	2,209	2,434
Valuation allowance (VA)	(95)	(62)

	2,114	2,372

Future income tax liabilities
Lease receivables	64	264
Pension and employee benefits	82	21
Buildings and equipment	80	53
Goodwill	72	69
Securities revaluation	40	33
Foreign currency	62	77
Other	79	33

	479	550

Net future income tax asset net of VA	$1,635	$1,822

$ millions, as at October 31	2009	2008

Net future income tax asset, net of VA recorded in other assets (Note 9)	$1,635	$1,822

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2009.
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended October 31, 2009.
Unrecognized Tax Benefits

$ millions, for the year ended October 31	2009	2008

Balance at beginning of year	$460	$948
Increases based on tax positions related to the current period	42	35
Decreases based on tax positions related to prior periods	(39)	(500)
Decreases related to a lapse of applicable statute of limitations	(7)	(23)

Balance at the end of the year	$456	$460

The entire amount of remaining unrecognized tax benefits of $456 million, if recognized, would affect the effective tax rate.
     We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
United States	2006
United Kingdom	2008
     CIBC accounts for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. For the year ended October 31, 2009, interest of approximately $23 million (2008: $75 million) was accrued. The total amount of interest and penalties payable in the consolidated balance sheet as at October 31, 2009 was $94 million (2008: $164 million). Substantially all of the accrued interest and penalties relate to our United States leveraged leases transactions.
Note 24 Earnings per Share

$ millions, except per share amounts, for the year ended October 31	2009	2008	2007

Basic EPS
Net income (loss)	$1,174	$(2,060)	$3,296
Preferred share dividends and premiums	(162)	(119)	(171)

Net income (loss) applicable to common shares	$1,012	$(2,179)	$3,125

Weighted-average common shares outstanding (thousands)	381,677	370,229	336,092

Basic EPS	$2.65	$(5.89)	$9.30

Diluted EPS
Net income (loss) applicable to common shares	$1,012	$(2,179)	$3,125

Weighted-average common shares outstanding (thousands)	381,677	370,229	336,092

Add: stock options potentially exercisable(1) (thousands)	765	1,534	3,224

Weighted-average diluted common shares outstanding(2) (thousands)	382,442	371,763	339,316

Diluted EPS(3)	$2.65	$(5.89)	$9.21

(1)	Excludes average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37; average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13; and average options outstanding of 4,565 with a weighted-average exercise price of $100.45 for the years ended October 31, 2009, 2008 and 2007, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earning (loss) per share are the same.

Consolidated Financial Statements
Note 25 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

Contract amounts
$ millions, as at October 31	2009	2008

Securities lending(1)(2)	$43,907	$49,293
Unutilized credit commitments(3)	39,747	37,918
Backstop liquidity facilities(4)	4,869	9,764
Standby and performance letters of credit	5,123	6,249
ALM credit derivatives written options(5)	27	30
Documentary and commercial letters of credit	234	236
Other	371	394

	$94,278	$103,884

(1)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $5.3 billion (2008: $6.1 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.7 billion (2008: $28.7 billion), of which $18.7 billion (2008: $14.5 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $29 million (2008: $55 million) which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. The liquidity facilities to Franchise Trust and Franchise Trust II were terminated in 2008.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2009

2010	$338
2011	306
2012	267
2013	248
2014	208
2015 and thereafter	1,504

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $334 million (2008: $366 million; 2007: $357 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $49 million in 2010, $41 million in 2011, $41 million in 2012, $43 million in 2013, $44 million in 2014 and $400 million in 2015 and thereafter.

(3)	We have sublet some of our premises and expect to receive $43 million (2008: $61 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $21 million (2008: $29 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $372 million as at October 31, 2009 (2008: $338 million).

Consolidated Financial Statements
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

		2009		2008
$ millions, as at October 31		Oct. 31		Oct. 31
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$30,797	$—	$36,152	$—
Standby and performance letters of credit	5,123	20	6,249	14
Credit derivatives:
Written options	20,547	4,226	32,717	6,877
Swap contracts written protection	3,657	276	3,892	256
Other derivative written options	See narrative	2,849	See narrative	4,334
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $33.1 billion (2008: $39.3 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary, with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2009 and 2008.

Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2009	2008

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$32	$37
Securities	26,365	34,487
Mortgages	3,697	3,529
Other assets	6,603	6,528

	36,697	44,581

Client assets
Collateral received and available for sale or re-pledged(1)	79,028	86,667
Less: not sold or re-pledged	15,960	21,802

	63,068	64,865

	$99,765	$109,446

Uses of pledged assets and collateral
Securities lent(2)	$43,907	$49,293
Obligations related to securities lent or sold under repurchase agreements(3)	37,453	38,023
Obligations related to securities sold short(3)	5,916	6,924
Covered bonds(3)	3,182	3,070
Margins for exchange-traded futures and options, and collateralized derivative transactions	8,175	11,124
Foreign governments and central banks(4)	332	272
Clearing systems, payment systems and depositories(4)	800	740

	$99,765	$109,446

(1)	Includes the full contract amount totalling $35.3 billion (2008: $42.0 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over-collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the trustee under the indenture for this CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. In the fourth quarter of 2009, the Lehman estate and the indenture trustees of certain other CDOs argued substantive motions during bankruptcy court proceedings in New York. While the Lehman estate has, as a matter of course, expressed its disagreement with the actions of the indenture trustee of the CDO that issued our VFN, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. We continue to believe the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.

Consolidated Financial Statements
Note 26 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31				2009				2008
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$242,487	$32,225	$42,927	$317,639	$242,981	$46,453	$43,259	$332,693

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$7,983	$1,136	$507	$9,626	$12,193	$992	$663	$13,848
Governments	3,899	10	8	3,917	3,547	—	18	3,565
Other	28,150	1,948	975	31,073	26,443	2,308	1,518	30,269

	40,032	3,094	1,490	44,616	42,183	3,300	2,199	47,682

Other credit-related arrangements(4)
Financial institutions	42,683	1,797	160	44,640	48,000	1,707	213	49,920
Governments	82	6	—	88	58	3	—	61
Other	4,033	286	615	4,934	4,466	403	1,352	6,221

	46,798	2,089	775	49,662	52,524	2,113	1,565	56,202

	$86,830	$5,183	$2,265	$94,278	$94,707	$5,413	$3,764	$103,884

Derivative instruments
By counterparty type
Financial institutions(5)	$6,063	$6,000	$8,372	$20,435	$7,694	$7,287	$7,880	$22,861
Governments	1,918	—	—	1,918	1,626	—	—	1,626
Other	1,353	281	133	1,767	1,852	510	204	2,566

	9,334	6,281	8,505	24,120	11,172	7,797	8,084	27,053
Less: effect of master netting agreements	(6,544)	(3,676)	(5,810)	(16,030)	(7,216)	(4,305)	(5,277)	(16,798)

Total derivative instruments	$2,790	$2,605	$2,695	$8,090	$3,956	$3,492	$2,807	$10,255

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $250.7 billion (2008: $244.2 billion) and foreign currencies of $66.9 billion (2008: $88.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $175.6 billion (2008: $180.3 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2009 or 2008.

(4)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair value (net of CVA) of $1.5 billion (2008: $2.3 billion), notional amounts of $25.7 billion (2008: 32.7 billion), with U.S. financial guarantors.
Note 27 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest to credit card balances to senior officers which is the same offer to all employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2009, loans to directors and their affiliates totalled $157 million(2) (2008: $112 million), letters of credit and guarantees totalled $10 million (2008: $212 million) and the undrawn credit commitments totalled $314 million(3) (2008: $163 million).
     As at October 31, 2009, loans to senior officers and their affiliates totalled $10 million (2008: $22 million), letters of credit and guarantees totalled $75 million (2008: $75 million), and the undrawn credit commitments totalled $69 million (2008: $66 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 21 for details.
Joint ventures
Each of CIBC and CIT Financial Ltd., an indirect subsidiary of CIT Group Inc., owns 50% of CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. In November 2009, CIT Group Inc., which is the guarantor of CIT Financial Ltd.’s obligations in respect of CIT Business Credit Canada Inc., filed a Chapter 11 petition with the U.S. Bankruptcy Court for the Southern District of New York

(1)	Affiliates include spouses, children under 18 and supported family members (dependants) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.
(2)	Includes $156 million (2008: $111 million) to entities over which directors and their dependants have significant influence.
(3)	Includes $313 million (2008: $162 million) to entities over which directors and their dependants have significant influence.

Consolidated Financial Statements
(Manhattan). As at October 31, 2009, our loans to and common share investment in the joint venture totalled $413 million (2008: $537 million) and $1 million (2008: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2009, we had letters of credit and guarantees of $129 million (2008: $157 million) and undrawn credit commitments of $189 million (2008: $5 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2009, our common share investments in the joint ventures totalled $99 million (2008: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC held client overdraft balances on behalf of CMT of nil (2008: $663 million). There were also unutilized credit commitments of $81 million (2008: $32 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions.
Equity-accounted entities
As at October 31, 2009, investments in and loans to equity-accounted entities totalled $386 million (2008: $236 million) and the undrawn investment and credit commitments totalled $15 million (2008: $25 million).
Note 28 Segmented and Geographic Information
We have two strategic business lines: CIBC Retail Markets, which services retail customers, and Wholesale Banking, which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, CIBC Retail Markets offers a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.
     Wholesale Banking, previously CIBC World Markets, is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking, and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients. Wholesale Banking also supports day-to-day treasury execution activities.
     These strategic business lines are supported by five functional groups: Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the strategic business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the strategic business lines.
     During the year, we moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other. Prior period information has been restated to reflect these changes.
     In the first quarter of 2009, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our strategic business lines in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.
     In 2008, we separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
     During 2007, we moved the Treasury function from Treasury and Risk Management into Finance.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the strategic business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to the strategic business lines.

Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC
		Retail	Wholesale	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Banking	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2009	Net interest income	$5,482	$352	$(440)	$5,394	$4,321	$300	$581	$192
	Non-interest income	3,895	53	586	4,534	5,228	99	441	(1,234)
	Intersegment revenue(2)	2	—	(2)	—	n/a	n/a	n/a	n/a

	Total revenue	9,379	405	144	9,928	9,549	399	1,022	(1,042)
	Provision for (reversal of) credit losses	1,382	218	49	1,649	1,365	155	51	78
	Amortization(3)	122	7	274	403	322	21	54	6
	Other non-interest expenses	5,160	999	98	6,257	5,450	293	385	129

	Income (loss) before income taxes and non-controlling interests	2,715	(819)	(277)	1,619	2,412	(70)	532	(1,255)
	Income taxes	764	(312)	(28)	424	813	(51)	66	(404)
	Non-controlling interests	21	—	—	21	—	—	21	—

	Net income (loss)	$1,930	$(507)	$(249)	$1,174	$1,599	$(19)	$445	$(851)

	Average assets(4)	$290,609	$85,266	$(25,169)	$350,706	$265,670	$19,828	$27,373	$37,835

2008	Net interest income	$5,543	$(251)	$(85)	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	3,871	(5,788)	424	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,419	(6,039)	334	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	833	12	(72)	773	723	10	33	7
	Amortization	112	16	117	245	175	20	45	5
	Other non-interest expenses(5)	5,361	1,247	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,113	(7,314)	(59)	(4,260)	2,101	(307)	1,049	(7,103)
	Income taxes	773	(3,114)	123	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,321	$(4,199)	$(182)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(4)	$262,951	$99,398	$(17,484)	$344,865	$252,235	$25,727	$30,434	$36,469

2007	Net interest income	$5,301	$(568)	$(175)	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,588	2,296	624	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	6	—	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,895	1,728	443	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	783	(28)	(152)	603	620	(11)	16	(22)
	Amortization	110	18	125	253	180	25	43	5
	Other non-interest expenses(5)	5,469	1,603	287	7,359	6,039	732	312	276

	Income (loss) before income taxes and non-controlling interests	3,533	135	183	3,851	2,501	777	1,252	(679)
	Income taxes	762	(307)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,744	$438	$114	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$245,176	$102,344	$(19,000)	$328,520	$239,206	$35,913	$28,473	$24,928

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Amortization of software of $165 million and $183 million for 2008 and 2007, respectively, were included in other non-interest expenses.

n/a Not applicable

Consolidated Financial Statements
Note 29 Financial Instruments — Disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments — Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A — Management of Risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview Credit risk

Market risk

Liquidity risk

Operational risk

Reputation and legal risk

Regulatory risk

Credit risk — gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk

Market risk — trading portfolios — value-at-risk; non-trading portfolios — interest rate risk, foreign exchange risk, and equity risk.	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31, 2009
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest-bearing deposits with banks	$—	$—	$582	$—	$—	$—	$—
Interest-bearing deposits with banks	—	386	4,718	—	—	—	—
Securities
Trading	2	810	—	—	—	—	410
AFS	1,940	30,104	3,825	—	—	—	2,982
FVO	107	22,199	—	—	—	—	—
Loans
Residential mortgages	507	1,194	—	83,624	—	—	—
Personal loans	196	—	—	19,614	6,908	7,137	—
Credit card loans(1)	—	—	—	—	14,032	111	—
Business and government loans	27,443	732	201	—	—	1,997	6,554
Customers’ liability under acceptances	6,908	1,329	160	—	—	—	—
Other assets	218	722	7,013	8	—	10	286

Total credit exposure	$37,321	$57,476	$16,499	$103,246	$20,940	$9,255	$10,232

October 31, 2008	$46,388	$34,587	$12,675	$105,400	$17,172	$9,774	$10,846

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet due to the different treatments of Cards II Trust for accounting and capital purposes.

Consolidated Financial Statements
Note 30 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2009			2008(1)
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,812	$—	$1,812	$1,558	$—	$1,558
Interest-bearing deposits with banks	5,195	(561)	4,634	7,401	(516)	6,885
Securities
Trading	15,110	1,451	16,561	37,244	21,476	58,720
AFS	40,160	4,518	44,678	13,302	(1,303)	11,999
FVO	22,306	—	22,306	21,861	(21,861)	—
HTM	—	—	—	6,764	(629)	6,135
Securities borrowed or purchased under resale agreements	32,751	(148)	32,603	35,596	(306)	35,290
Loans	167,212	(7,658)	159,554	171,475	(2,122)	169,353
Other
Derivative instruments	24,696	—	24,696 (2)	28,644	—	28,644
Customers’ liability under acceptances	8,397	—	8,397	8,848	—	8,848
Land, buildings and equipment	1,618	(5)	1,613	1,623	(12)	1,611
Goodwill	1,997	—	1,997	2,100	—	2,100
Software and other intangible assets	669	—	669	812	—	812
Other assets	14,021	1,076	15,097	16,702	918	17,620

	$335,944	$(1,327)	$334,617	$353,930	$(4,355)	$349,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$223,117	$(5,880)	$217,237	$232,952	$(5,369)	$227,583
Other
Derivative instruments	27,162	(10)	27,152 (2)	32,742	—	32,742
Acceptances	8,397	—	8,397	8,848	—	8,848
Obligations related to securities sold short	5,916	974	6,890	6,924	14	6,938
Obligations related to securities lent or sold under repurchase agreements	37,453	—	37,453	38,023	—	38,023
Other liabilities	13,693	4,556	18,249	13,167	2,094	15,261
Subordinated indebtedness	5,157	—	5,157	6,658	—	6,658
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	174	—	174	185	—	185
Shareholders’ equity
Preferred shares	3,156	600	3,756	2,631	600	3,231
Common shares	6,240	(119)	6,121	6,062	(215)	5,847
Treasury shares	1	—	1	1	—	1
Contributed surplus	92	—	92	96	—	96
Retained earnings	5,156	(72)	5,084	5,483	(203)	5,280
AOCI
Foreign currency translation adjustments	(495)	(211)	(706)	(357)	(211)	(568)
Unrealized losses on AFS securities	124	149	273	(102)	3	(99)
Net gains on cash flow hedges	1	(10)	(9)	17	—	17
Unrecognized post-retirement obligations	—	(704)	(704)	—	(468)	(468)

	$335,944	$(1,327)	$334,617	$353,930	$(4,355)	$349,575

(1)	Prior period balances have been restated to conform to the current year presentation.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $16,030 million as at October 31, 2009. The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $6,493 million and $3,010 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $11,676 million and $17,615 million, respectively.

Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2009	2008	2007(1)

Net income (loss) as reported	$1,174	$(2,060)	$3,296

Net interest income
Reclassification of certain financial assets	$127	$(25)	$—
Joint ventures	(39)	(63)	(66)
Preferred share liabilities	31	31	31
Non-interest income
Leveraged loans held for sale	124	(260)	—
Joint ventures	(100)	(95)	(82)
Trading revenue	—	(850)	215
Reclassification of certain financial assets	(30)	—	—
FVO revenue	—	249	(156)
Capital repatriation	49	(47)	—
Derivative instruments and hedging activities	25	(7)	239
Day 1 P&L reversal	(4)	—	—
OTTI	(2)	—	—
Equity accounting	3	(15)	(1)
Valuation adjustments	—	(16)	(10)
Insurance reserves and deferred acquisition costs	(13)	(15)	(15)
Non-interest expenses
Joint ventures	111	115	109
Employee future benefits	(18)	5	40
Stock-based compensation	(29)	(141)	92
Adjustment related to the application of the effective interest rate method(2)	—	—	50
Net change in income taxes due to the above noted items	(65)	529	(117)

	170	(605)	329

Net income (loss) based on U.S. GAAP	1,344	(2,665)	3,625
Preferred share dividends and premiums	(193)	(150)	(202)

Net income (loss) applicable to common shareholders	$1,151	$(2,815)	$3,423

Weighted-average basic shares outstanding (thousands)	381,677	370,229	336,092
Add: stock options potentially exercisable	777	1,594	3,591

Weighted-average diluted shares outstanding (thousands)	382,454	371,823	339,683

Basic EPS	$3.02	$(7.60)	$10.18
Diluted EPS	$3.01	$(7.60)	$10.08

(1)	Prior period balances have been restated to conform to the current year presentation.

(2)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 161 for details.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2009	2008	2007

Net income (loss) based on U.S. GAAP	$1,344	$(2,665)	$3,625

OCI, net of tax
Foreign currency translation adjustments	(138)	619	(667)
Net change in AFS securities(1)	372	(28)	(42)
Net change in cash flow hedges	(26)	(44)	(96)
Change in unrecognized pension and post-retirement obligations	(236)	(24)	—

Total OCI	(28)	523	(805)

Comprehensive income (loss)	$1,316	$(2,142)	$2,820

(1)	Net of reclassification adjustments for net realized gains (losses) (including other-than-temporary impairments) included in net income of $236 million (2008: $(5) million; 2007: $79 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2009	2008	2007

Foreign currency translation adjustments	$(35)	$810	$(1,139)
Net change in AFS securities	(99)	(68)	11
Net change in cash flow hedges	4	23	52
Change in unrecognized pension and post-retirement obligations	85	(39)	—

	$(45)	$726	$(1,076)

Consolidated Financial Statements
Derivative instruments and hedging activities
Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin FASB ASC 250 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. FASB ASC 250 (SAB 108) requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on FASB ASC 250 (SAB 108), an immaterial adjustment was recognized to increase fiscal 2007 earnings by $50 million ($36 million after tax) related to the application of the effective interest rate method.
Equity accounting adjustments
Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for “Employee Future Benefits” under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     In September 2006, the FASB issued FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The requirement of this statement to recognize the funded status of a defined benefit post-retirement plan was previously applied prospectively as at October 31, 2007. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement benefit plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies.
     As a result of the prospective adoption of the recognition requirement under FASB ASC 715 (SFAS 158), other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million) as at October 31, 2007. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2010 is $33 million.
Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 (revised 2004), “Share-based Payment” 123-R FASB ASC 718 (SFAS 123-R) using the modified prospective transition method. FASB ASC 718 (SFAS 123-R) requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, FASB ASC 718 (SFAS 123-R) requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under FASB ASC 718 (SFAS 123) as we currently do under Canadian GAAP, whereas, upon the adoption of FASB ASC 718 (SFAS 123-R), forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after tax. A compensation expense difference for estimated forfeitures exists for all new awards granted subsequent to the adoption of FASB ASC 718 (SFAS 123-R).
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123), the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred

Consolidated Financial Statements
shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accounting for the capital repatriations under U.S. GAAP resulted in an increase in non-interest income of $49 million (2008: $47 million), and a decrease in the tax expense of $53 million (2008: $159 million) this year. This also reduced the foreign currency translation adjustments component within AOCI by $208 million (2008: $212 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted for U.S. GAAP purposes FASB ASC 740, Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” — FIN-48. FASB ASC 740 (FIN-48) clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN-48) also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN-48) does not result in any adjustment to our Canadian GAAP financial statements.
Credit derivatives, standby and performance letters of credit
Credit derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at October 31, 2009:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout/	value	protection
$ millions, as at October 31, 2009	notional	value	notional	(net of CVA)	sold

Credit derivatives
Credit default swaps	$20,547	$(4,225)	$17,457	$1,270	$3,090
Total return swaps	3,657	(276)	3,564	176	93

Total	$24,204	$(4,501)	$21,021	$1,446	$3,183

The following table summarizes the maturity and ratings profile of credit protection sold as at October 31, 2009. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e., the attachment point) and deal-specific structures such as tests/triggers.

	Notional amount				Fair
$ millions, as at October 31, 2009	< 1 year	1 to 5 years	> 5 years	Total	value

Risk rating of underlying assets
Investment grade	$173	$3,916	$4,378	$8,467	$(408)
Non-investment grade	34	1,260	11,374	12,668	(3,645)
Not rated	30	918	2,121	3,069	(448)

Total	$237	$6,094	$17,873	$24,204	$(4,501)

Consolidated Financial Statements
Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of October 31, 2009.
The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s and Moody’s.

Maximum possible future
payout on standby and
$ millions, as at October 31, 2009	performance letters of credit

Risk rating of customers
Investment grade	$3,338
Non-investment grade	1,557
Not rated	228

Total	$5,123

Derivatives and hedging activities
In March 2008, the FASB issued FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS 133, which was effective for us beginning May 1, 2009. FASB ASC 815 (SFAS 161) enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FASB ASC 815 (SFAS 161), an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.
The following tables present the derivatives-related gains (losses) recognized in the Consolidated Statement of Operations and Other Comprehensive Income (OCI) for the year ending October 31, 2009. Net losses of $20 million on items hedged under fair value hedges are included in net interest income for the 12 months ended October 31, 2009.

$ millions, for the year ended October 31, 2009
	Gain (loss) recognized in consolidated statement of operations								Gain (loss)
	Net interest income			Non-interest income					recognized
		Recognized as	Recognized on			Recognized as	Recognized on		in other
	Directly	hedge	transfer from	Directly		hedge	transfer from		comprehensive
	recognized	ineffectiveness	AOCI	recognized		ineffectiveness	AOCI		income

Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	—	—	—	—		$—	$(17)		$—
Fair value hedges	28	8	—	—		—	n/a		n/a
Economic hedges	—	—	—	(282	)(2)	n/a	n/a		n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—		(5)	n/a		(26)
NIFO hedges	—	—	—	164		—	158	(1)	3
Credit derivatives
Economic hedges	—	—	—	288		—	—		—

	$28	$8	$—	$170		$(5)	$141		$(23)

(1)	The amount recognized on transfer from AOCI net of tax is $155 million.

(2)	Includes derivative instruments held to economically hedge FVO financial instruments.

n/a Not applicable.

Gain (loss) recognized in
trading revenue in the
consolidated statement of
$ millions, for the year ended October 31, 2009	operations

Derivatives held for trading
Interest rate	$357
Foreign exchange	(331)
Equity	316
Commodities	3
Structured credit and others	(320)

$25

Consolidated Financial Statements
Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2009, is $7,471 million for which we have posted collateral of $7,076 million in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on October 31, 2009, we would be required to post an additional $106 million of collateral to our counterparties.
Insurance accounting
Policy benefit liabilities and policy acquisition costs

Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.
Joint ventures
Our investments in joint ventures other than variable interest entities are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to other-than-temporary impairment.
Reclassification of certain financial assets
In the prior year, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Under U.S. GAAP, similar reclassifications were made under rare circumstances, but at a different point in time. Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax mark-to-market losses on the reclassified trading assets of $612 million have been included in the U.S. GAAP retained earnings. Also, additional pre-tax interest income of $127 million is included in U.S. GAAP earnings in the current year.
     Under Canadian GAAP in July 2009, the CICA issued amendments to section 3855 “Financial Instrument — Recognition and Measurement”, with effect from November 1, 2008. As a result of this amendment, we were required to reclassify all of our HTM securities to loans and receivable. The loans and receivable category does not contain a requirement to hold these securities to maturity.
     Under U.S. GAAP, at the end of current reporting period, we evaluated the appropriateness of the classification of these securities as HTM. Due to the change in the requirements of our primary GAAP, we can no longer demonstrate the positive intent to hold these securities to maturity. Therefore we have reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under ASC 320 (SFAS 115), the reclassification decision is deemed to “taint” the HTM category and, accordingly, we will not be permitted to prospectively classify any securities accounted for in accordance with ASC 320 (SFAS 115) as HTM for a period of two years. The reclassified securities had carrying value of $5,942 million and fair value of $6,151 million. The reclassification resulted in a credit to Other Comprehensive Income of $207 million, before tax.
Securitizations and Variable Interest Entities (VIEs)
On December 11, 2008, the FASB issued FASB ASC 860 (FSP FAS 140-4) and FASB ASC 810 (FIN 46(R)-8), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, which amends Statement of Financial Accounting Standards 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The FSP requires public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risks retained as well as any contractual or non-contractual support provided and any future financial support to special purpose entities. The FSP also amends FASB Interpretation (FIN) No. 46 revised December 2003, Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.
     These additional disclosures are presented in Note 6 of the financial statements. As a result of the reclassification of financial instruments noted above, loans in third party structured vehicles under Canadian GAAP with a fair value of $5,667 million would be reclassified to AFS securities while loans in CIBC structured CDO vehicles under Canadian GAAP with a fair value of $484 million would be reclassified to AFS securities in CIBC structured CDO vehicles.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Fair value measurement
FASB ASC 820 (SFAS 157), “Fair Value Measurements” and related pronouncements, became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective for the fiscal year beginning November 1, 2009.
     FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.
     While FASB ASC 820 is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:

Consolidated Financial Statements
•	Under FASB ASC 820 (SFAS 157) the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.
•	Under FASB ASC 820 (SFAS 157) recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.
With the adoption of FASB ASC 820 (SFAS 157), we recorded an after-tax cumulative-effect adjustment of $4 million net of taxes as an increase to the U.S. GAAP opening retained earnings as of November 1, 2008 relating to the unamortized deferred profit previously.
     In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2009, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $77 million to reflect other-than-temporary impairment of $83 million. The carrying value of the leveraged loans held for sale has been reduced by $ 195 million to reflect the current market value of $720 million.
Additional guidance and disclosures on fair value measurements and other-than-temporary impairment of securities
On April 9, 2009, the FASB issued three FSPs in order to provide additional application guidance and to enhance disclosures regarding fair value measurements and other-than-temporary impairment of securities. The FSPs, which became effective for us beginning May 1, 2009, are summarized below.
•	FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.
•	FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments” (OTTI), amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in other comprehensive income.
•	FASB ASC 825-10-65-1 (FSP FAS 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments”, increases the frequency of fair value disclosures from an annual to a quarterly basis.
Fair value option
     Effective November 1, 2008 we adopted SFAS 159, “The Fair Value Option for Financial Assets and Liabilities” (FASB ASC 825). This standard allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in fair value being recognized in income. As Canadian GAAP permits the use of the fair value option, we had previously recorded certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.
     The adoption of the standard resulted in a cumulative-effect adjustment to opening U.S. GAAP retained earnings, which was a decrease of $9 million net of taxes relating to the difference between amortized cost and fair value as at November 1, 2008 of certain liabilities, which were carried at amortized cost under U.S. GAAP prior to the adoption of FASB ASC 825 (SFAS 159).
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued FASB ASC 815-10-45 (FSP FIN 39-1), Amendment of FASB Interpretation No. 39, which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The FSP must be applied consistently and became effective for CIBC on November 1, 2008. We elected not to apply the offsetting provisions.
Employee future benefits
Effective November 1, 2008, we adopted the remaining provision of FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans” — an amendment of FASB Statements No. 87, 88, 106 and 132(R), which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. The impact of the adoption of this provision of the standard was a decrease to opening U.S. GAAP retained earnings of $6 million net of taxes.
Credit derivatives, standby and performance letters of credit and securities lending with indemnification
On September 12, 2008, the FASB issued FASB ASC 815-10-65-2 (FASB Staff Position FSP FAS 133-1) and FASB ASC 460 (FIN 45-4), “Disclosures about Credit Derivatives and Certain Guarantees”: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45. We adopted the FSP effective November 1, 2008, which required additional disclosures with respect to credit derivatives and certain guarantees but had no impact on our consolidated balance sheet or consolidated statement of operations.
Income tax benefits of dividends on share-based payment awards
FASB ASC 718 (EITF 06-11), “Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards” (EITF 06-11), applies to the accounting for realized tax benefits on dividend payments related to certain share-based payment arrangements

Consolidated Financial Statements
which can be treated as a deductible compensation expense for income tax purposes. Under ASC 718 (EITF 06-11), a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under FASB ASC 718 (SFAS 123-R). Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. FASB ASC 718 (EITF 06-11) became effective for us on November 1, 2008, and it did not impact our consolidated financial statements.
FASB Codification
In June, 2009, the FASB issued FASB ASC 105 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification). The FASB Codification replaces SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. It identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. The FASB codification is effective for us beginning May 1, 2009.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Business combinations
In December 2007, the FASB issued FASB ASC 805 (SFAS 141) (revised 2007), Business Combinations (SFAS 141(R)), which replaces SFAS 141, Business Combinations. FASB ASC 805 (SFAS 141(R)), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141(R)) retains the fundamental requirement in SFAS 141; being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination.
Significant changes in FASB ASC 805 (SFAS 141(R)) are as follows:
•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	liabilities related to contingent consideration to be remeasured at fair value at the acquisition date and each subsequent reporting period;

•	an acquirer expense acquisition-related and restructuring costs; and

•	non-controlling interest in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Accounting for non-controlling interests
In December 2007, the FASB issued FASB ASC 810 (SFAS 160) “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. Effective November 1, 2009, this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
In addition, effective November 1, 2009, this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
In February, 2008, the FASB issued FASB ASC 860-10-40 (FSP FAS 140-3), “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”, which will be effective for us on November 1, 2009. The FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met.
     In June 2009, the FASB also issued FASB ASC 860 (SFAS 166), Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140, which is effective for us on November 1, 2010. On and after the effective date, the concept of a qualifying special purpose entity (QSPE) is no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of FASB ASC 805 (SFAS 166) will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued FASB ASC 805 (SFAS 167), Amendments to FASB Interpretation 46(R), which is effective for us on November 1, 2010. It amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s VIEs give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 805 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.

Consolidated Financial Statements
Note 31 Future Canadian Accounting Policy Changes
Business Combinations
In December 2008, the AcSB issued CICA handbook section 1582, “Business Combinations”, which replaces CICA handbook section 1581 “Business Combinations”. CICA handbook section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, CICA handbook section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. CICA handbook section 1582 is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA handbook section 1601 and handbook section 1602.
Consolidated Financial Statements
In December 2008, the AcSB issued CICA handbook section 1601, “Consolidated Financial Statements”, which replaces CICA handbook section 1600, “Consolidated Financial Statements”. CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements and CICA handbook section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. CICA handbook section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA handbook section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA handbook section 1582, and CICA handbook section 1602.
Non-controlling Interests
In December 2008, the AcSB issued CICA handbook section 1602, “Non-controlling Interests”. CICA handbook section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. CICA handbook section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA handbook section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA handbook section 1582, and CICA handbook section 1601.
Comprehensive Revaluation of Assets and Liabilities
In December 2008, the AcSB issued amended CICA handbook section 1625, “Comprehensive Revaluation of Assets and Liabilities” to accommodate the newly issued CICA handbook section 1582. CICA handbook section 1625 establishes recognition, measurement and disclosure requirements dealing with the comprehensive revaluation of assets and liabilities by profit-oriented enterprises in order to establish a new cost basis and provides that, in the context of an acquisition, the asset and liability values should be those resulting from accounting for the purchase transaction or transactions in accordance with CICA handbook section 1582.
     CICA handbook section 1625 applies prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted for CIBC as of the beginning of fiscal year 2010 or 2011. An entity adopting CICA handbook section 1625 for a fiscal year beginning before January 1, 2011 must also adopt CICA handbook section 1582.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011, also presenting comparative financial statements for the year commencing November 1, 2010. As a result, CIBC will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure. CIBC’s IFRS transition project continues to progress on track with our transition plan. Pursuant to our plans an assessment has been completed to identify the key accounting differences from Canadian GAAP. Further assessment and execution work continues with respect to the underlying financial reporting and business processes and controls.
     Based on existing IFRS, the areas that have the potential for the most significant impact to our financial and capital reporting include the derecognition of financial instruments and the accounting for post employment benefits. Proposed changes to the IFRS accounting standards have the potential to introduce additional significant accounting differences. It is too early to comment on the impact of IFRS to CIBC at transition as it will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances.

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2009

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	102
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	54
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,775
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	388
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	49
CIBC Australia Limited	Sydney, New South Wales, Australia	21

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

Supplementary Annual Financial Information
     Average Balance Sheet, Net Interest Income and Margin

		Average balance				Interest			Average rate
	Unaudited, $ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007

	Domestic assets(1)
	Cash and deposits with banks	$2,370	$2,708	$2,254	$26	$174	$94	1.10%	6.43%	4.17%
Securities	Trading	10,423	26,664	35,926	269	692	1,075	2.58	2.60	2.99
	AFS/Investment	21,661	6,321	8,786	589	269	541	2.72	4.26	6.16
	FVO	23,602	16,780	5,749	435	615	19	1.84	3.67	0.33
	Securities borrowed or purchased under resale agreements	19,575	21,999	22,883	190	727	1,010	0.97	3.30	4.41

Loans	Residential mortgages	80,551	88,667	84,658	2,284	3,957	4,287	2.84	4.46	5.06
	Personal and credit card	41,823	38,587	34,891	2,612	2,871	2,751	6.25	7.44	7.88
	Business and government	21,413	21,668	21,139	1,023	1,308	1,457	4.78	6.04	6.89

Total loans		143,787	148,922	140,688	5,919	8,136	8,495	4.12	5.46	6.04

	Other interest-bearing assets	429	758	511	110	111	86	25.64	14.64	16.83
	Derivative instruments	12,120	9,141	6,998	—	—	—	—	—	—
	Customers’ liability under acceptances	9,490	8,607	7,601	—	—	—	—	—	—
	Other non-interest-bearing assets	17,977	14,645	9,282	—	—	—	—	—	—

	Total domestic assets	261,434	256,545	240,678	7,538	10,724	11,320	2.88	4.18	4.70

	Foreign assets(1)
	Cash and deposits with banks	5,973	12,514	13,634	59	464	713	0.99	3.71	5.23
Securities	Trading	6,481	24,504	28,040	149	825	1,072	2.30	3.37	3.82
	AFS/Investment	15,382	3,972	7,699	225	148	318	1.46	3.73	4.13
	FVO	634	658	850	38	40	80	5.99	6.08	9.41
	HTM	—	1,719	—	—	93	—	—	5.41	—
	Securities borrowed or purchased under resale agreements	14,995	10,985	7,739	134	808	1,121	0.89	7.36	14.49

Loans	Residential mortgages	2,428	2,076	1,712	140	154	206	5.77	7.42	12.03
	Personal and credit card	1,260	1,212	1,181	100	98	103	7.94	8.09	8.72
	Business and government	18,584	12,254	11,007	911	802	828	4.90	6.54	7.52

	Total loans	22,272	15,542	13,900	1,151	1,054	1,137	5.17	6.78	8.18

	Other interest-bearing assets	140	432	387	3	7	20	2.14	1.62	5.17
	Derivative instruments	19,199	13,595	10,488	—	—	—	—	—	—
	Customers’ liability under acceptances	1	2	1	—	—	—	—	—	—
	Other non-interest-bearing assets	4,195	4,397	5,104	—	—	—	—	—	—

	Total foreign assets	89,272	88,320	87,842	1,759	3,439	4,461	1.97	3.89	5.08

	Total assets	$350,706	$344,865	$328,520	$9,297	$14,163	$15,781	2.65%	4.11%	4.80%

	Domestic liabilities(1)
Deposits	Personal	$96,292	$89,378	$83,108	$1,739	$2,334	$2,059	1.81%	2.61%	2.48%
	Business and government	76,029	82,590	74,615	657	2,571	2,836	0.86	3.11	3.80
	Bank	1,881	1,652	1,329	7	27	26	0.37	1.63	1.96

	Total deposits	174,202	173,620	159,052	2,403	4,932	4,921	1.38	2.84	3.09
	Derivative instruments	13,751	9,679	6,984	—	—	—	—	—	—
Acceptances		9,499	8,609	7,602	—	—	—	—	—	—
	Obligations related to securities sold short	6,054	7,740	10,190	156	252	414	2.58	3.26	4.06
	Obligations related to securities lent or sold under repurchase agreements	32,158	18,459	19,264	252	444	970	0.78	2.41	5.04
	Other liabilities	11,574	10,121	10,120	18	26	15	0.16	0.26	0.15
	Subordinated indebtedness	5,387	5,042	4,993	183	227	238	3.40	4.50	4.77
	Preferred share liabilities	600	600	600	31	31	31	5.17	5.17	5.17

	Total domestic liabilities	253,225	233,870	218,805	3,043	5,912	6,589	1.20	2.53	3.01

	Foreign liabilities(1)
Deposits	Personal	6,766	6,294	5,765	119	183	220	1.76	2.91	3.82
	Business and government	32,176	42,708	45,267	263	1,241	2,300	0.82	2.91	5.08
	Bank	7,839	14,344	13,250	94	497	609	1.20	3.46	4.60

	Total deposits	46,781	63,346	64,282	476	1,921	3,129	1.02	3.03	4.87
	Derivative instruments	21,783	14,395	10,468	—	—	—	—	—	—
Acceptances		1	2	1	—	—	—	—	—	—
	Obligations related to securities sold short	407	2,161	3,631	2	36	100	0.49	1.67	2.75
	Obligations related to securities lent or sold under repurchase agreements	11,214	12,115	12,869	269	981	1,253	2.40	8.10	9.74
	Other liabilities	2,516	4,323	3,884	88	62	86	3.50	1.43	2.21
	Subordinated indebtedness	866	856	908	25	44	66	2.89	5.14	7.27
	Non-controlling interests	179	162	142	—	—	—	—	—	—

	Total foreign liabilities	83,747	97,360	96,185	860	3,044	4,634	1.03	3.13	4.82

	Total liabilities	336,972	331,230	314,990	3,903	8,956	11,223	1.16	2.70	3.56
	Shareholders’ equity	13,734	13,635	13,530	—	—	—	—	—	—

	Total liabilities and shareholders’ equity	$350,706	$344,865	$328,520	$3,903	$8,956	$11,223	1.11%	2.60%	3.42%

	Net interest income and margin				$5,394	$5,207	$4,558	1.54%	1.51%	1.39%

	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$22,977	$21,795	$21,453
	Foreign	$3,405	$2,832	$2,818

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Supplementary Annual Financial Information
     Volume/Rate Analysis of Changes in Net Interest Income

Unaudited, $ millions		2009/2008			2008/2007
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
		balance	rate	Total	balance	rate	Total

Domestic assets(1)
Cash and deposits with banks		$(22)	$(126)	$(148)	$19	$61	$80
Securities	Trading	(421)	(2)	(423)	(277)	(106)	(383)
	AFS/Investment	653	(333)	320	(152)	(120)	(272)
	FVO	250	(430)	(180)	36	560	596
Securities borrowed or purchased under resale agreements		(80)	(457)	(537)	(39)	(244)	(283)

Loans	Residential mortgages	(362)	(1,311)	(1,673)	203	(533)	(330)
	Personal and credit card	241	(500)	(259)	291	(171)	120
	Business and government	(15)	(270)	(285)	36	(185)	(149)

Total loans		(136)	(2,081)	(2,217)	530	(889)	(359)
Other interest-bearing assets		(48)	47	(1)	42	(17)	25

Change in domestic interest income		196	(3,382)	(3,186)	159	(755)	(596)

Foreign assets(1)
Cash and deposits with banks		(243)	(162)	(405)	(59)	(190)	(249)
Securities	Trading	(607)	(69)	(676)	(135)	(112)	(247)
	AFS/Investment	425	(348)	77	(154)	(16)	(170)
	FVO	(1)	(1)	(2)	(18)	(22)	(40)
	HTM	(93)	—	(93)	—	93	93
Securities borrowed or purchased under resale agreements		295	(969)	(674)	470	(783)	(313)

Loans	Residential mortgages	26	(40)	(14)	44	(96)	(52)
	Personal and credit card	4	(2)	2	3	(8)	(5)
	Business and government	414	(305)	109	94	(120)	(26)

Total loans		444	(347)	97	141	(224)	(83)
Other interest-bearing assets		(5)	1	(4)	2	(15)	(13)

Change in foreign interest income		215	(1,895)	(1,680)	247	(1,269)	(1,022)

Total change in interest income		$411	$(5,277)	$(4,866)	$406	$(2,024)	$(1,618)

Domestic liabilities(1)
Deposits	Personal	$181	$(776)	$(595)	$155	$120	$275
	Business and government	(204)	(1,710)	(1,914)	303	(568)	(265)
	Bank	4	(24)	(20)	6	(5)	1

Total deposits		(19)	(2,510)	(2,529)	464	(453)	11
Obligations related to securities sold short		(55)	(41)	(96)	(100)	(62)	(162)
Obligations related to securities lent or sold under repurchase agreements		330	(522)	(192)	(41)	(485)	(526)
Other liabilities		4	(12)	(8)	—	11	11
Subordinated indebtedness		16	(60)	(44)	2	(13)	(11)

Change in domestic interest expense		276	(3,145)	(2,869)	325	(1,002)	(677)

Foreign liabilities(1)
Deposits	Personal	14	(78)	(64)	20	(57)	(37)
	Business and government	(306)	(672)	(978)	(130)	(929)	(1,059)
	Bank	(225)	(178)	(403)	50	(162)	(112)

Total deposits		(517)	(928)	(1,445)	(60)	(1,148)	(1,208)
Obligations related to securities sold short		(29)	(5)	(34)	(40)	(24)	(64)
Obligations related to securities lent or sold under repurchase agreements		(73)	(639)	(712)	(73)	(199)	(272)
Other liabilities		(26)	52	26	10	(34)	(24)
Subordinated indebtedness		1	(20)	(19)	(4)	(18)	(22)

Change in foreign interest expense		(644)	(1,540)	(2,184)	(167)	(1,423)	(1,590)

Total change in interest expense		$(368)	$(4,685)	$(5,053)	$158	$(2,425)	$(2,267)

Change in total net interest income		$779	$(592)	$187	$248	$401	$649

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Supplementary Annual Financial Information
     Analysis of Net Loans and Acceptances

				Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Residential mortgages	$83,837	$88,185	$89,772	$81,326	$77,172	$1	$1	$3	$4	$7
Student	677	858	1,060	1,284	1,575	—	—	—	—	—
Personal	31,729	29,648	26,640	25,731	25,545	162	215	155	252	298
Credit card	11,121	10,329	8,737	7,027	6,429	28	25	23	19	19

Total consumer loans	127,364	129,020	126,209	115,368	110,721	191	241	181	275	324

Non-residential mortgages	5,789	5,790	4,892	5,018	5,300	3	77	531	1,822	1,404
Financial institutions	2,422	4,107	2,757	1,901	1,498	644	1,045	310	307	403
Retail	1,926	2,261	2,088	2,044	2,092	115	193	266	121	166
Business services	2,701	2,951	3,106	3,277	3,501	455	558	365	263	503
Manufacturing, capital goods	709	860	829	957	948	26	296	250	142	310
Manufacturing, consumer goods	787	951	1,123	1,102	1,420	17	90	195	143	209
Real estate and construction	2,903	2,975	2,602	2,494	2,569	2,054	2,138	999	906	708
Agriculture	2,897	3,058	2,890	2,911	3,409	(1)	—	10	6	8
Oil and gas	3,091	3,605	3,851	3,100	2,197	12	58	114	103	112
Mining	501	1,763	513	215	147	—	39	11	5	8
Forest products	299	340	474	476	456	61	93	94	58	36
Hardware and software	172	190	238	257	216	43	140	169	57	37
Telecommunications and cable	148	565	507	419	338	34	107	112	119	398
Publishing, printing and broadcasting	505	580	523	703	551	—	59	100	12	29
Transportation	800	627	616	633	584	294	460	623	489	499
Utilities	667	862	258	277	305	57	162	179	79	86
Education, health and social services	1,240	1,296	1,222	1,214	1,276	47	119	83	70	432
Governments	685	856	824	901	691	—	—	—	—	12
Others(2)	96	—	—	—	—	1,128	—	—	—	—
General allowance allocated to business and government loans	(254)	(282)	(279)	(260)	(298)	(76)	(42)	(54)	(101)	(159)

Total business and government loans including acceptances	28,084	33,355	29,034	27,639	27,200	4,913	5,592	4,357	4,601	5,201

Total net loans and acceptances	$155,448	$162,375	$155,243	$143,007	$137,921	$5,104	$5,833	$4,538	$4,876	$5,525

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Comprises debt securities reclassified from HTM.
     Summary of Allowance for Credit Losses

Unaudited, $ millions, as at or for the year ended October 31	2009	2008	2007	2006	2005

Balance at beginning of year	$1,523	$1,443	$1,444	$1,638	$1,828
Provision for credit losses	1,649	773	603	548	706
Write-offs
Domestic
Residential mortgages	7	4	5	12	7
Student	11	11	13	27	40
Personal and credit card	1,034	681	673	648	698
Other business and government	115	113	131	156	171
Foreign
Residential mortgages	2	—	2	—	—
Personal and credit card	13	6	22	—	1
Other business and government	41	35	15	23	84

Total write-offs	1,223	850	861	866	1,001

Recoveries
Domestic
Student	1	1	2	3	5
Personal and credit card	89	87	77	65	78
Other business and government	8	13	19	14	19
Foreign
Personal and credit card	3	5	2	—	—
Other business and government	20	8	47	36	22

Total recoveries	121	114	147	118	124

Net write-offs	1,102	736	714	748	877

Foreign exchange and other adjustments	(27)	43	110	6	(19)

Balance at end of year	$2,043	$1,523	$1,443	$1,444	$1,638

Comprised of:
Loans	$1,960	$1,446	$1,443	$1,442	$1,636
Letters of credit	1	—	—	2	2
Undrawn credit facilities	82	77	—	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.66%	0.45%	0.46%	0.53%	0.63%

Supplementary Annual Financial Information
Analysis of Net Loans and Acceptances (continued)

	Other(1)									Total
Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Residential mortgages	$2,272	$2,463	$1,848	$3	$—	$86,110	$90,649	$91,623	$81,333	$77,179
Student	1	1	1	—	—	678	859	1,061	1,284	1,575
Personal	759	909	782	160	169	32,650	30,772	27,577	26,143	26,012
Credit card	110	126	102	—	—	11,259	10,480	8,862	7,046	6,448

Total consumer loans	3,142	3,499	2,733	163	169	130,697	132,760	129,123	115,806	111,214

Non-residential mortgages	495	519	343	—	—	6,287	6,386	5,766	6,840	6,704
Financial institutions	972	1,245	1,498	1,570	1,173	4,038	6,397	4,565	3,778	3,074
Retail	691	775	726	164	91	2,732	3,229	3,080	2,329	2,349
Business services	1,315	1,796	1,441	281	298	4,471	5,305	4,912	3,821	4,302
Manufacturing, capital goods	100	73	105	177	779	835	1,229	1,184	1,276	2,037
Manufacturing, consumer goods	300	368	375	110	47	1,104	1,409	1,693	1,355	1,676
Real estate and construction	782	640	250	23	26	5,739	5,753	3,851	3,423	3,303
Agriculture	120	146	118	—	—	3,016	3,204	3,018	2,917	3,417
Oil and gas	—	—	—	12	27	3,103	3,663	3,965	3,215	2,336
Mining	348	1,149	1,319	39	26	849	2,951	1,843	259	181
Forest products	21	28	73	98	73	381	461	641	632	565
Hardware and software	271	243	169	41	20	486	573	576	355	273
Telecommunications and cable	44	213	465	383	285	226	885	1,084	921	1,021
Publishing, printing and broadcasting	39	10	133	336	44	544	649	756	1,051	624
Transportation	280	375	401	469	289	1,374	1,462	1,640	1,591	1,372
Utilities	352	248	264	152	153	1,076	1,272	701	508	544
Education, health and social services	19	—	52	60	—	1,306	1,415	1,357	1,344	1,708
Governments	567	822	473	—	—	1,252	1,678	1,297	901	703
Others(2)	5,255	—	—	—	—	6,479	—	—	—	—
General allowance allocated to business and government loans	(56)	(34)	(41)	(45)	(44)	(386)	(358)	(374)	(406)	(501)

Total business and government loans including acceptances	11,915	8,616	8,164	3,870	3,287	44,912	47,563	41,555	36,110	35,688

Total net loans and acceptances	$15,057	$12,115	$10,897	$4,033	$3,456	$175,609	$180,323	$170,678	$151,916	$146,902

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Comprises debt securities reclassified from HTM.
     Allowances for Credit Losses as a Percentage of Each Loan Category

			Allowance for credit losses					Allowance as a % of each loan category(1)
Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Domestic
Residential mortgages	$18	$15	$19	$25	$37	0.02%	0.02%	0.02%	0.03%	0.05%
Personal and credit card	1,053	797	795	827	812	2.36	1.91	2.14	2.37	2.36
Other business and government	388	403	412	432	534	1.93	1.62	1.92	1.98	2.36

Total domestic	1,459	1,215	1,226	1,284	1,383	0.98	0.79	0.83	0.93	1.03

Foreign
Residential mortgages	24	31	22	—	—	1.04	1.24	1.17	—	—
Personal and credit card	37	45	39	5	6	3.37	3.41	3.54	1.15	1.22
Other business and government	440	155	156	153	247	2.55	1.08	1.23	1.77	2.83

Total foreign	501	231	217	158	253	2.42	1.27	1.39	1.74	2.74

Total allowance	$1,960	$1,446	$1,443	$1,442	$1,636	1.16%	0.84%	0.88%	0.98%	1.14%

(1)	Percentage is calculated on loan portfolio excluding acceptances.
     Net Loans and Acceptances by Geographic Location(1)

Unaudited, $ millions, as at October 31	2009(2)	2008(2)	2007(2)	2006	2005

Canada
Atlantic provinces	$8,903	$8,977	$8,848	$8,213	$7,934
Quebec	12,435	12,693	12,052	11,376	12,295
Ontario	72,527	76,065	74,362	70,441	68,753
Prairie provinces	7,348	7,152	6,281	5,897	5,981
Alberta, Northwest Territories and Nunavut	27,336	28,145	26,654	22,813	20,184
British Columbia and Yukon	27,984	30,259	27,945	25,016	23,540
General allowance allocated to Canada	(1,085)	(916)	(899)	(749)	(766)

Total Canada	155,448	162,375	155,243	143,007	137,921

United States	5,104	5,833	4,538	4,876	5,525

Other countries	15,057	12,115	10,897	4,033	3,456

Total net loans and acceptances	$175,609	$180,323	$170,678	$151,916	$146,902

(1)	Classification by country is based on domicile of debtor or customer.

(2)	In 2009, we retroactively reclassified the specific allowance related to credit card loans to general allowance.

Supplementary Annual Financial Information
     Impaired Loans before General Allowances

				Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Gross impaired loans
Residential mortgages	$230	$143	$119	$118	$141	$—	$—	$—	$—	$—
Student	29	33	41	49	71	—	—	—	—	—
Personal	211	181	177	219	221	—	—	—	—	—

Total gross impaired consumer loans	470	357	337	386	433	—	—	—	—	—

Non-residential mortgages	8	4	3	4	6	—	—	—	—	—
Financial institutions	1	4	6	2	6	135	—	—	—	8
Service and retail industries	97	89	95	90	113	45	—	20	8	39
Manufacturing, consumer and capital goods	49	17	26	37	93	31	2	3	2	6
Real estate and construction	16	8	19	14	17	244	2	—	—	—
Agriculture	9	20	33	60	150	—	—	—	—	—
Resource-based industries	26	20	4	2	5	—	—	—	—	2
Telecommunications, media and technology	44	3	6	7	13	—	2	1	2	2
Transportation	5	3	5	5	12	19	—	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	3	2	4	6	6	—	—	—	—	—

Total gross impaired — business and government loans	258	170	201	227	421	474	6	24	12	57

Total gross impaired loans	728	527	538	613	854	474	6	24	12	57
Other past due loans(2)	472	366	60	45	54	—	5	—	—	—

Total gross impaired and other past due loans	$1,200	$893	$598	$658	$908	$474	$11	$24	$12	$57

Allowance for credit losses
Residential mortgages	$14	$9	$11	$13	$18	$—	$—	$—	$—	$—
Student	12	11	16	22	36	—	—	—	—	—
Credit card	—	—	—	105	101	—	—	—	—	—
Personal	214	158	167	223	226	—	—	—	—	—

Total allowance — consumer loans(3)	240	178	194	363	381	—	—	—	—	—

Non-residential mortgages	2	1	1	1	3	—	—	—	—	—
Financial institutions	1	1	1	2	6	17	—	—	—	6
Service and retail industries	59	74	66	74	78	10	—	14	3	21
Manufacturing, consumer and capital goods	27	11	17	33	51	17	1	3	1	3
Real estate and construction	8	8	13	9	9	89	2	—	—	—
Agriculture	6	10	18	36	68	1	—	—	—	—
Resource-based industries	12	7	3	2	3	—	—	—	—	—
Telecommunications, media and technology	13	3	6	6	6	—	1	—	—	—
Transportation	5	4	5	5	8	13	—	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	1	2	3	4	4	—	—	—	—	—

Total allowance — business and government loans	134	121	133	172	236	147	4	17	4	30

Total allowance	$374	$299	$327	$535	$617	$147	$4	$17	$4	$30

Net impaired loans
Residential mortgages	$216	$134	$108	$105	$123	$—	$—	$—	$—	$—
Student	17	22	25	27	35	—	—	—	—	—
Credit card	—	—	—	(105)	(101)	—	—	—	—	—
Personal	(3)	23	10	(4)	(5)	—	—	—	—	—

Total net impaired consumer loans(3)	230	179	143	23	52	—	—	—	—	—

Non-residential mortgages	6	3	2	3	3	—	—	—	—	—
Financial institutions	—	3	5	—	—	118	—	—	—	2
Service and retail industries	38	15	29	16	35	35	—	6	5	18
Manufacturing, consumer and capital goods	22	6	9	4	42	14	1	—	1	3
Real estate and construction	8	—	6	5	8	155	—	—	—	—
Agriculture	3	10	15	24	82	(1)	—	—	—	—
Resource-based industries	14	13	1	—	2	—	—	—	—	2
Telecommunications, media and technology	31	—	—	1	7	—	1	1	2	2
Transportation	—	(1)	—	—	4	6	—	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	2	—	1	2	2	—	—	—	—	—

Total net impaired — business and government loans	124	49	68	55	185	327	2	7	8	27

Total net impaired loans	$354	$228	$211	$78	$237	$327	$2	$7	$8	$27

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(3)	In 2009, we retroactively reclassified the specific allowance related to credit card loans to general allowances for 2007 and 2008.

Supplementary Annual Financial Information
     Impaired Loans before General Allowances (continued)

				Other(1)						Total
Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Gross impaired loans
Residential mortgages	$172	$144	$100	$—	$—	$402	$287	$219	$118	$141
Student	—	—	—	—	—	29	33	41	49	71
Personal	85	83	56	—	—	296	264	233	219	221

Total gross impaired consumer loans	257	227	156	—	—	727	584	493	386	433

Non-residential mortgages	57	28	34	—	—	65	32	37	4	6
Financial institutions	—	—	—	—	23	136	4	6	2	37
Service and retail industries	296	195	110	3	11	438	284	225	101	163
Manufacturing, consumer and capital goods	9	—	—	2	3	89	19	29	41	102
Real estate and construction	—	—	—	—	—	260	10	19	14	17
Agriculture	—	—	—	—	1	9	20	33	60	151
Resource-based industries	—	—	—	—	—	26	20	4	2	7
Telecommunications, media and technology	90	—	—	—	—	134	5	7	9	15
Transportation	—	—	1	—	—	24	3	6	5	12
Utilities	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	3	2	4	6	6

Total gross impaired — business and government loans	452	223	145	5	38	1,184	399	370	244	516

Total gross impaired loans	709	450	301	5	38	1,911	983	863	630	949

Other past due loans(2)	6	3	—	—	—	478	374	60	45	54

Total gross impaired and other past due loans	$715	$453	$301	$5	$38	$2,389	$1,357	$923	$675	$1,003

Allowance for credit losses
Residential mortgages	$21	$27	$19	$—	$—	$35	$36	$30	$13	$18
Student	—	—	—	—	—	12	11	16	22	36
Credit card	—	—	—	—	—	—	—	—	105	101
Personal	32	38	24	—	—	246	196	191	223	226

Total allowance — consumer loans(3)	53	65	43	—	—	293	243	237	363	381

Non-residential mortgages	9	4	3	—	—	11	5	4	1	3
Financial institutions	—	—	—	—	3	18	1	1	2	15
Service and retail industries	92	71	40	3	9	161	145	120	80	108
Manufacturing, consumer and capital goods	1	—	—	—	1	45	12	20	34	55
Real estate and construction	—	—	—	—	—	97	10	13	9	9
Agriculture	—	—	—	—	1	7	10	18	36	69
Resource-based industries	—	—	—	—	—	12	7	3	2	3
Telecommunications, media and technology	59	—	—	—	—	72	4	6	6	6
Transportation	—	—	1	—	—	18	4	6	5	8
Utilities	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	1	2	3	4	4

Total allowance — business and government loans	161	75	44	3	14	442	200	194	179	280

Total allowance	$214	$140	$87	$3	$14	$735	$443	$431	$542	$661

Net impaired loans
Residential mortgages	$151	$117	$81	$—	$—	$367	$251	$189	$105	$123
Student	—	—	—	—	—	17	22	25	27	35
Credit card	—	—	—	—	—	—	—	—	(105)	(101)
Personal	53	45	32	—	—	50	68	42	(4)	(5)

Total net impaired consumer loans(3)	204	162	113	—	—	434	341	256	23	52

Non-residential mortgages	48	24	31	—	—	54	27	33	3	3
Financial institutions	—	—	—	—	20	118	3	5	—	22
Service and retail industries	204	124	70	—	2	277	139	105	21	55
Manufacturing, consumer and capital goods	8	—	—	2	2	44	7	9	7	47
Real estate and construction	—	—	—	—	—	163	—	6	5	8
Agriculture	—	—	—	—	—	2	10	15	24	82
Resource-based industries	—	—	—	—	—	14	13	1	—	4
Telecommunications, media and technology	31	—	—	—	—	62	1	1	3	9
Transportation	—	—	—	—	—	6	(1)	—	—	4
Utilities	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	2	—	1	2	2

Total net impaired — business and government loans	291	148	101	2	24	742	199	176	65	236

Total net impaired loans	$495	$310	$214	$2	$24	$1,176	$540	$432	$88	$288

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(3)	In 2009, we retroactively reclassified the specific allowance related to credit card loans to general allowances in 2007 and 2008.

Supplementary Annual Financial Information
     Deposits

		Average balance				Interest			Rate
Unaudited, $ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007

Deposits in domestic bank offices(1)
Payable on demand
Personal	$5,967	$5,783	$5,252	$5	$6	$6	0.08%	0.10%	0.11%
Business and government	23,539	22,337	21,086	59	358	448	0.25	1.60	2.12
Bank	1,193	1,140	892	4	14	15	0.34	1.23	1.68
Payable after notice
Personal	45,135	37,568	34,501	329	506	474	0.73	1.35	1.37
Business and government	8,622	6,825	6,532	48	182	222	0.56	2.67	3.40
Bank	1	4	6	—	—	—	—	—	—
Payable on a fixed date
Personal	46,932	47,659	45,016	1,438	1,867	1,637	3.06	3.92	3.64
Business and government	45,192	54,189	48,054	448	1,815	2,259	0.99	3.35	4.70
Bank	1,062	641	686	4	22	32	0.38	3.43	4.66

Total domestic	177,643	176,146	162,025	2,335	4,770	5,093	1.31	2.71	3.14

Deposits in foreign bank offices
Payable on demand
Personal	482	508	405	5	13	9	1.04	2.56	2.22
Business and government	2,912	2,611	2,406	5	9	15	0.17	0.34	0.62
Bank	272	347	364	4	3	2	1.47	0.86	0.55
Payable after notice
Personal	2,055	1,764	1,522	49	53	51	2.38	3.00	3.35
Business and government	662	410	337	1	3	5	0.15	0.73	1.48
Payable on a fixed date
Personal	2,487	2,390	2,177	32	72	102	1.29	3.01	4.69
Business and government	27,278	38,926	41,467	359	1,445	2,187	1.32	3.71	5.27
Bank	7,192	13,864	12,631	89	485	586	1.24	3.50	4.64

Total foreign	43,340	60,820	61,309	544	2,083	2,957	1.26	3.42	4.82

Total deposits	$220,983	$236,966	$223,334	$2,879	$6,853	$8,050	1.30%	2.89%	3.60%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $4.2 billion (2008: $3.6 billion; 2007: $3.8 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2009	2008	2007

Amounts outstanding at end of year
Obligations related to securities sold short	$5,916	$6,924	$13,137
Obligations related to securities lent or sold under repurchase agreements	37,453	38,023	28,944

Total short-term borrowings	$43,369	$44,947	$42,081

Obligations related to securities sold short
Average balance	$6,461	$9,901	$13,821
Maximum month-end balance	7,368	11,984	14,673
Average interest rate	2.45%	2.91%	3.72%
Obligations related to securities lent or sold under repurchase agreements
Average balance	43,372	30,574	32,133
Maximum month-end balance	49,211	38,023	34,044
Average interest rate	1.20%	4.66%	6.92%

     Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2009	2008	2007

Audit fees(1)	$19.0	$18.0	$15.1
Audit related fees(2)	2.2	2.3	5.5
Tax fees(3)	0.4	0.4	0.5
Other	—	1.3	—

Total	$21.6	$22.0	$21.1

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

Quarterly Review
     Condensed Consolidated Statement of Operations

				2009				2008
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,419	$1,369	$1,273	$1,333	$1,377	$1,327	$1,349	$1,154
Non-interest income	1,469	1,488	888	689	827	578	(1,223)	(1,675)

Total revenue	2,888	2,857	2,161	2,022	2,204	1,905	126	(521)
Provision for credit losses	424	547	394	284	222	203	176	172
Non-interest expenses	1,669	1,699	1,639	1,653	1,927	1,725	1,788	1,761

Income (loss) before income taxes and non-controlling interests	795	611	128	85	55	(23)	(1,838)	(2,454)
Income taxes (benefit) expense	145	172	174	(67)	(384)	(101)	(731)	(1,002)
Non-controlling interests	6	5	5	5	3	7	4	4

Net income (loss)	644	434	(51)	147	436	71	(1,111)	(1,456)
Dividend on preferred shares	43	44	39	36	29	30	30	30

Net income (loss) applicable to common shares	$601	$390	$(90)	$111	$407	$41	$(1,141)	$(1,486)

Condensed Consolidated Balance Sheet

				2009				2008
Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
Cash and deposits with banks	$7,007	$6,895	$8,301	$9,642	$8,959	$12,446	$13,092	$18,193
Securities	77,576	77,572	79,275	74,162	79,171	77,022	79,097	81,218
Securities borrowed or purchased under resale agreements	32,751	31,029	32,674	33,253	35,596	25,513	33,170	35,625
Loans Residential mortgages	86,152	83,550	75,926	85,658	90,695	89,870	92,703	90,572
Personal and credit card	45,677	44,605	43,829	42,954	42,953	42,028	40,106	38,934
Business and government	37,343	37,260	42,397	44,881	39,273	34,108	34,399	34,436
Allowance for credit losses	(1,960)	(1,899)	(1,693)	(1,551)	(1,446)	(1,398)	(1,384)	(1,379)
Derivative instruments	24,696	28,357	34,048	34,144	28,644	22,967	23,549	23,395
Customers’ liability under acceptances	8,397	8,929	9,450	9,342	8,848	8,778	8,756	8,527
Other assets	18,305	19,619	23,156	21,330	21,237	17,706	19,575	18,213

	$335,944	$335,917	$347,363	$353,815	$353,930	$329,040	$343,063	$347,734

Liabilities and shareholders’ equity
Deposits Personal	$108,324	$106,274	$103,788	$101,179	$99,477	$97,124	$95,955	$93,883
Business and government	107,209	101,254	109,080	113,534	117,772	115,733	125,626	131,000
Bank	7,584	6,699	9,044	11,670	15,703	15,744	16,622	15,093
Derivative instruments	27,162	31,455	38,094	38,851	32,742	24,812	26,206	26,109
Acceptances	8,397	8,930	9,529	9,345	8,848	8,778	8,756	8,527
Obligations related to securities lent or sold short or under repurchase agreements	43,369	47,190	42,057	44,606	44,947	34,531	36,815	39,432
Other liabilities	13,693	13,834	14,567	13,441	13,167	11,890	13,588	12,728
Subordinated indebtedness	5,157	5,691	6,612	6,728	6,658	6,521	5,359	5,402
Preferred share liabilities	600	600	600	600	600	600	600	600
Non-controlling interests	174	170	175	189	185	163	159	157
Shareholders’ equity	14,275	13,820	13,817	13,672	13,831	13,144	13,377	14,803

	$335,944	$335,917	$347,363	$353,815	$353,930	$329,040	$343,063	$347,734

Select Financial Measures

				2009				2008
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on equity	22.2%	14.6%	(3.5)%	4.0%	14.8%	1.6%	(37.6)%	(52.9)%
Return on average assets	0.75%	0.51%	(0.06)%	0.16%	0.51%	0.08%	(1.29)%	(1.68)%
Average common shareholders’ equity ($ millions)	$10,718	$10,601	$10,644	$10,960	$10,896	$10,664	$12,328	$11,181
Average assets ($ millions)	$339,197	$340,661	$353,819	$369,249	$342,621	$343,396	$349,005	$344,528
Average assets to average common equity	31.6	32.1	33.2	33.7	31.4	32.2	28.3	30.8
Tier 1 capital ratio	12.1%	12.0%	11.5%	9.8%	10.5%	9.8%	10.5%	11.4%
Total capital ratio	16.1%	16.5%	15.9%	14.8%	15.4%	14.4%	14.4%	15.2%
Net interest margin	1.66%	1.59%	1.48%	1.43%	1.60%	1.54%	1.57%	1.33%
Efficiency ratio	57.8%	59.4%	75.9%	81.8%	87.4%	90.5%	n/m	n/m

Common Share Information

				2009				2008
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)	382,793	381,584	381,410	380,911	380,782	380,877	380,754	338,732
Per share – basic earnings (loss)	$1.57	$1.02	$(0.24)	$0.29	$1.07	$0.11	$(3.00)	$(4.39)
– diluted earnings (loss)(3)	1.56	1.02	(0.24)	0.29	1.06	0.11	(3.00)	(4.39)
– dividends	0.87	0.87	0.87	0.87	0.87	0.87	0.87	0.87
– book value(1)	28.96	27.87	27.95	28.98	29.40	28.40	29.01	32.76
Share price(2) – high	69.30	67.20	54.90	57.43	65.11	76.75	74.17	99.81
– low	60.22	53.02	37.10	41.65	49.00	49.56	56.94	64.70
– close	62.00	66.31	53.57	46.63	54.66	61.98	74.17	73.25
Price to earnings multiple (12-month trailing)	23.5	31.0	43.7	n/m	n/m	n/m	n/m	26.9
Dividend payout ratio	55.4%	85.0%	n/m	n/m	81.6%	n/m	n/m	n/m

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-diluted; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss over the 12-month trailing period.

Ten Year Statistical Review
     Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Net interest income	$5,394	$5,207	$4,558	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154
Non-interest income	4,534	(1,493)	7,508	6,916	7,561	6,573	5,924	5,541	6,613	7,797

Total revenue	9,928	3,714	12,066	11,351	12,498	11,831	11,441	10,930	11,058	11,951
Provision for credit losses	1,649	773	603	548	706	628	1,143	1,500	1,100	1,220
Non-interest expenses	6,660	7,201	7,612	7,488	10,865	8,307	8,106	9,129	8,226	8,096

Income (loss) before income taxes and non-controlling interests	1,619	(4,260)	3,851	3,315	927	2,896	2,192	301	1,732	2,635
Income taxes	424	(2,218)	524	640	789	790	239	(279)	92	641
Non-controlling interests	21	18	31	29	170	15	3	38	58	62

Net (loss) income	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950	$542	$1,582	$1,932
Dividends on preferred shares	162	119	139	132	125	100	75	50	17	17
Premium on redemption of preferred shares classified as equity	—	—	32	—	—	—	—	—	—	—

Net income (loss) applicable to common shares	$1,012	$(2,179)	$3,125	$2,514	$(157)	$1,991	$1,875	$492	$1,565	$1,915

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Assets
Cash and deposits with banks	$7,007	$8,959	$13,747	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679
Securities	77,576	79,171	86,500	83,498	67,764	67,316	69,628	64,273	74,794	69,242
Securities borrowed or purchased under resale agreements	32,751	35,596	34,020	25,432	18,514	18,165	19,829	16,020	24,079	20,461
Loans
Residential mortgages	86,152	90,695	91,664	81,358	77,216	72,592	70,014	66,612	58,751	51,921
Personal and credit card	45,677	42,953	38,334	35,305	34,853	35,000	32,695	30,784	28,411	27,939
Business and government	37,343	39,273	34,099	30,404	31,350	31,737	33,177	41,961	46,693	47,567
Allowance for credit losses	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)
Derivative instruments	24,696	28,644	24,075	17,122	20,309	23,710	22,796	24,717	25,723	23,847
Customers’ liability under acceptances	8,397	8,848	8,024	6,291	5,119	4,778	5,139	6,848	8,100	9,088
Other assets	18,305	21,237	13,158	14,163	15,029	15,088	15,367	14,854	11,867	9,194

	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702

Liabilities and shareholders’ equity
Deposits
Personal	$108,324	$99,477	$91,772	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826	$63,109
Business and government	107,209	117,772	125,878	107,468	106,226	105,362	105,885	117,664	114,270	103,141
Bank	7,584	15,703	14,022	13,594	10,535	11,823	12,160	10,669	13,256	13,382
Derivative instruments	27,162	32,742	26,688	17,330	20,128	23,990	21,945	24,794	26,395	24,374
Acceptances	8,397	8,848	8,249	6,297	5,119	4,778	5,147	6,878	8,100	9,088
Obligations related to securities lent or sold short or under repurchase agreements	43,369	44,947	42,081	44,221	29,208	29,010	30,952	18,051	32,616	28,191
Other liabilities	13,693	13,167	13,728	14,716	16,002	13,258	13,976	10,869	9,863	10,382
Subordinated indebtedness	5,157	6,658	5,526	5,595	5,102	3,889	3,197	3,627	3,999	4,418
Preferred share liabilities	600	600	600	600	600	1,043	1,707	1,988	1,999	1,576
Non-controlling interests	174	185	145	12	746	39	22	111	249	248
Shareholders’ equity	14,275	13,831	13,489	12,322	10,731	12,180	12,071	10,345	9,901	9,793

	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702

Select Financial Measures

Unaudited, as at or
for the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Return on equity	9.4%	(19.4)%	28.7%	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%
Return on average assets	0.33%	(0.60)%	1.00%	0.91%	(0.01)%	0.74%	0.68%	0.19%	0.57%	0.73%
Average common shareholders’ equity ($ millions)	$10,731	$11,261	$10,905	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420
Average assets ($ millions)	$350,706	$344,865	$328,520	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119
Average assets to average common equity	32.7	30.6	30.1	32.3	29.5	26.4	29.2	30.6	28.6	27.9
Tier 1 capital ratio	12.1%	10.5%	9.7%	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%
Total capital ratio	16.1%	15.4%	13.9%	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%	12.1%
Net interest margin	1.54%	1.51%	1.39%	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%	1.58%
Efficiency ratio	67.1%	n/m	63.1%	66.0%	86.9%	70.2%	70.9%	83.5%	74.4%	67.7%

n/m	Not meaningful due to the net loss in the year.

Ten Year Statistical Review
     Condensed Consolidated Statement of Changes in Shareholders’ Equity

Unaudited, $ millions,
for the year ended October 31	2009	2008		2007		2006	2005	2004	2003	2002		2001		2000

Balance at beginning of year	$13,831	$13,489		$12,322		$10,731	$12,180	$12,071	$10,345	$9,901		$9,793		$9,425
Adjustment for change in accounting policy	(6) (1)	(66	)(2)	(50	)(3)	—	10 (4)	6 (5)	—	(42	)(6)	(140	)(7)	—
Premium on repurchase of common shares	—	—		(277)		—	(1,035)	(1,084)	—	(269)		(736)		(873)
Premium on redemption of preferred shares	—	—		(32)		—	—	—	—	—		—		—
Changes in share capital Preferred	525	300		(50)		—	598	133	550	800		—		—
Common	178	2,926		92		93	(17)	19	108	15		(41)		(167)
Changes in contributed surplus	(4)	—		26		12	(1)	9	24	26		—		—
Changes in OCI	72	650		(650)		(115)	49	(196)	(222)	2		38		8
Net income (loss)	1,174	(2,060)		3,296		2,646	(32)	2,091	1,950	542		1,582		1,932
Dividends Preferred	(162)	(119)		(139)		(132)	(125)	(100)	(75)	(50)		(17)		(17)
Common	(1,328)	(1,285)		(1,044)		(924)	(902)	(781)	(591)	(577)		(536)		(501)
Other	(5)	(4)		(5)		11	6	12	(18)	(3)		(42)		(14)

Balance at end of year	$14,275	$13,831		$13,489		$12,322	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793

(1)	Represents the impact of changing the measurement date for employee future beneifts. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, ”Leveraged Leases”. See Note 1 for additional details.

(3)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.

(4)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities”, which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(5)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts”, which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(6)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”, which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(7)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits”, which introduced the requirement to accrue the cost of post-retirement and post-employment benefits.
     Common Share Information

Unaudited, as at or
for the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Average number outstanding (thousands)	381,677	370,229	336,092	335,135	339,263	355,735	360,048	360,553	372,305	388,951
Per share – basic earnings (loss)	$2.65	$(5.89)	$9.30	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95
– diluted earnings (loss)(1)	2.65	(5.89)	9.21	7.43	(0.46)	5.53	5.18	1.35	4.13	4.90
– dividends	3.48	3.48	3.11	2.76	2.66	2.20	1.64	1.60	1.44	1.29
– book value(2)	28.96	29.40	33.31	29.59	25.00	29.92	28.78	25.75	26.44	25.17
Share price(3) – high	69.30	99.81	106.75	87.87	80.80	73.90	60.95	57.70	57.00	50.50
– low	37.10	49.00	87.00	72.90	67.95	59.35	39.50	34.26	43.20	30.50
– close	62.00	54.66	102.00	87.60	72.20	73.90	59.21	38.75	48.82	48.40
Price to earnings multiple (12-month trailing)	23.5	n/m	11.1	11.8	n/m	13.4	11.4	28.7	11.8	9.9
Dividend payout ratio	131.3%	n/m	33.4%	36.8%	n/m	39.2%	31.5%	>100%	34.2%	26.2%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m	Not meaningful due to the net loss during the year.
     Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31		2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Class A	Series 12	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2.4100
	Series 13	—	—	—	—	—	—	—	—	—	1.7500
	Series 14	—	—	—	—	—	—	1.1156	1.4875	1.4875	1.4875
	Series 15	—	—	—	—	—	1.0709	1.4125	1.4125	1.4125	1.4125
	Series 16	—	—	—	—	—	1.8456	2.0025	2.2244	2.1724	2.0948
	Series 17	—	—	—	—	—	1.3551	1.3625	1.3625	1.3625	1.3625
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
	Series 20	—	—	—	—	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095
	Series 21	—	—	—	—	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372
	Series 22	—	—	—	—	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713
	Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938	—
	Series 24	—	—	0.3750	1.5000	1.5000	1.5000	1.5000	1.2962	—	—
	Series 25	—	—	1.1250	1.5000	1.5000	1.5000	1.5000	0.8048	—	—
	Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.0859	—	—	—
	Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.5484	—	—	—	—
	Series 28	0.0800	0.0800	0.0800	0.0800	0.0799	0.1996	—	—	—	—
	Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	—	—	—	—	—
	Series 30	1.2000	1.2000	1.2000	1.2000	1.1938	—	—	—	—	—
	Series 31	1.1750	1.1750	1.1298	—	—	—	—	—	—	—
	Series 32	1.1250	1.1250	0.7995	—	—	—	—	—	—	—
	Series 33	1.5271	—	—	—	—	—	—	—	—	—
	Series 35	1.1909	—	—	—	—	—	—	—	—	—
	Series 37	1.0607	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

Shareholder and Other Information
Glossary
Advanced internal rating based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.
Advanced measurement approach (AMA) for operational risk
The capital charge for operational risk is calculated based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. It can be either specific or general.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, minus the cumulative recognition of interest using the effective interest method, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Asset/liability management (ALM)
This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Bank exposures
In Basel credit risk exposure reporting, all direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Basis point
One hundredth of a percentage point.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of any combination of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Corporate exposures
In Basel credit risk exposure reporting, all direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit derivatives
A category of derivatives that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Credit valuation adjustment (CVA)
Derivative contracts are initially marked to generic risk-free price curves without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this initial mark to reflect the market value of the credit risk due to any failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the netting and collateral arrangements in place between the counterparties.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.
Dividend yield
Dividends per common share divided by the closing common share price.
Drawn exposure
In Basel credit risk exposure reporting, the amount of credit risk exposure resulting from loans already advanced to the customer.
Economic capital
Economic Capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Effective interest rate method
It is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Shareholder and Other Information
Exposure at default (EAD)
In Basel credit risk exposure reporting, an estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Fair value
The amount of consideration that would be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Full-time equivalent employees
Full time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full time units based on actual hours of paid work during a given period.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make that payment, or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices or credit risk.
Interest-only strip
A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid or defaults, the interest payments decline and the value of the interest-only strip falls accordingly.
Internal models approach (IMA) for market risk
Internal models are used to calculate the regulatory capital requirement CIBC must meet for debt/ equity specific risks and general market risks.
Internal ratings based approach for securitization exposures
The computation of capital charge is based on risk-weights that are mapped from internal ratings.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the Exposure at Default.
Mark-to-market
The market value at which two parties are willing to exchange an asset, liability or other derivative contract. Valuation is at market rates/prices, as at the balance sheet date. Market observable prices are generally available for most publicly traded securities and some derivatives. Mark-to-market for some complex derivatives is model based using market observable price factors.
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference amount used for the calculation of payments under assets/liabilities or derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Over the counter derivatives (OTC) exposure
In Basel credit risk exposure reporting, the amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Other off-balance sheet exposure
In Basel credit risk exposure reporting, the amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
In Basel credit risk exposure reporting, this exposure class includes all other loans that are extended to individuals and small businesses under the Basel II framework.
Price-to-earnings multiple
Closing common share price divided by diluted earnings per common share.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees and derivatives.
Qualifying revolving retail
In Basel credit risk exposure reporting, this exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals under the Basel II framework. Under the standardized approach, these exposures would be included under “other retail.”

Shareholder and Other Information
Real estate secured personal lending
In Basel credit risk exposure reporting, this exposure class includes residential mortgages and home equity lines of credit extended to individuals under the Basel II framework.
Regulatory capital
Regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gain on sale of applicable securitizated assets is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Substantial investments which qualified for OSFI’s transition rules were deducted 100% from Tier 2 capital during 2008. Investment in insurance activities continue to be deducted 100% from Tier 2 capital in accordance with the OSFI’s transition rules. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis.
Repo-style transactions (Repos) exposure
In Basel credit risk exposure reporting, the amount of credit risk exposure resulting from our securities borrowing and securities lending activities.
Retail portfolios
In Basel credit risk exposure reporting, a category of exposures that includes primarily personal but also small business lending, where the primary basis of adjudication relies on credit scoring models.
Return on equity (ROE)
Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets (RWAs)
Under Basel II rules, RWA consists of three components: (i) RWA for Credit Risk are calculated using the AIRB approach and Standardized Approach. The AIRB RWAs are calculated utilizing PDs, LGDs, EADs and in some cases maturity adjustment and the Standardized Approach applies risk weighting factors specified in the OSFI guidelines to on and off balance sheet exposures; (ii). RWA for market risk in the trading portfolio are statically estimated based on models approved by OSFI; and (iii) RWA for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.
Seller swaps
Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.
Sovereign exposures
In Basel credit risk exposure reporting, all direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures where sufficient information to allow for the Advanced Internal Ratings based approach for Credit Risk is not available. Credit risk capital requirements are calculated based on a standardized set of risk-weights as prescribed by the regulator. The standardized risk-weights are based on external credit assessments, where available, and other risk-related factors, including exposure asset class, collateral, etc.
Stock appreciation rights (SARs)
SARs issued by CIBC are rights attached to stock options, where the excess if any between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.
Tier 1 and total capital ratios
Tier 1 and total Regulatory Capital, divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.
Undrawn exposures
In Basel credit risk exposure reporting, the amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

Shareholder and Other Information
Our Clients – Branches and ABMs
CIBC BRANCH OPENINGS — 2009
British Columbia
7170 Kingsway, Burnaby
5955 Vedder Rd., Chilliwack
400 — 879 Marine Dr., North Vancouver
2245 — 160th St., Unit 10, Surrey
1720 Robson St., Vancouver
550 — 2945 Jacklin Rd., Victoria
2121 Louie Dr., Westbank
Alberta
904 Parsons Rd. SW, Edmonton
2030 38th Ave., Edmonton
16135 97th St., Edmonton
9825 116th St., Grande Prairie
200 — 590 St. Albert Trail, St. Albert
Ontario
90 Kingston Rd. E., Ajax
660 Wellington St. E., Aurora
600 Yonge St., Barrie
2989 Bovaird Dr., Brampton
9950 Dufferin St., Maple
9030 Derry Rd., Milton
3858 Innes Rd., Orleans
122 Tower Hill Rd., Richmond Hill
55 Trainyards Dr., Ottawa
1 Fort York Blvd., Toronto
Quebec
9050 boul. Leduc, Suite 10, Brossard
150 rue Strasbourg, Candiac
620 boul. Lebourgneuf, Quebec City
Nova Scotia
89 Countryview Dr., Unit 5D, Dartmouth
OTHER CIBC OPENINGS — 2009
Ontario
Sub-branch location: 12 Young St., Capreol (1)
CIBC BRANCH CLOSINGS — 2009
British Columbia
9 — 2484 Main St., Westbank
Alberta
29 Sir Winston Churchill Ave., St. Albert
Saskatchewan
104 Cowessess Lake Mall, Cowessess
Ontario
12 Young St., Capreol (2)
879 Barton St. E., Hamilton
1615 Orleans Blvd., Orleans
Quebec
4250 1re Ave., Quebec City
Nova Scotia
535 Portland St., Dartmouth
CIBC BRANCH RELOCATIONS — 2009
British Columbia
11920 88th Ave., Surrey — relocation to 12025 Nordel Way, Surrey
101-15149 Highway 10, Surrey — relocation to 15173 Highway 10, Surrey
Ontario
673D Upper James St., Hamilton — relocation to 667 Upper James St., Hamilton
1227 Barton St. E., Hamilton — relocation to 1273 Barton St. E., Hamilton
PRESIDENT’S CHOICE FINANCIAL PAVILION OPENINGS — 2009
Alberta
4410 17th St. NW, Edmonton
Ontario
6220 Yonge St., Toronto
PRESIDENT’S CHOICE FINANCIAL PAVILION STATUS CHANGES — 2009
Ontario
400 Lansdowne St. E., Peterborough(3)
ABM INSTALLATIONS — 2009
British Columbia
7170 Kingsway, Burnaby
7890 Canada Way and 10th, Burnaby
45632 Yale Rd. W., Chilliwack
5955 Vedder Rd., Chilliwack
10200 10th St., Dawson Creek
24009 Dewdney Trunk and 240 Rd., Maple Ridge
2101 Boundary Ave., Nanaimo
1245 Londsdale Ave. and 13th St., Vancouver
400 — 879 Marine Dr., North Vancouver
12025 Nordel Way, Surrey
2245 — 160th St., Unit 10, Surrey
5669 152nd St., Surrey
4717 Lakelse Ave., Terrace
1720 Robson St., Vancouver
5680 Oak St. W., Vancouver
75 Broadway W., Vancouver
2925 Tillicum Rd., Victoria
550 — 2945 Jacklin Rd., Victoria
2121 Louie Dr., Westbank
Alberta
120 36 St. SE, Calgary
205 5th Ave. SW, Calgary
2318 Centre St. N., Calgary
15604 95th Ave. NW, Edmonton
16135 97th St., Edmonton
2030 38th Ave., Edmonton
4410 17th St. NW, Edmonton
5661 23rd Ave. NW, Edmonton
904 Parsons Rd. SW, Edmonton
9825 116th St., Grande Prairie
403 1st St. W., High River
200 — 590 St. Albert Trail, St. Albert
Manitoba
75 Sidney Smith St., Winnipeg
87 — 333 St. Mary’s Ave., Winnipeg
Ontario
395 Queen St. E., Acton
90 Kingston Rd. E., Ajax
600 Yonge St., Barrie
1415 (B) Durham Regional Rd. 15, Beaverton
2989 Bovaird Dr., Brampton
630 Peter Robertson Blvd., Brampton
325 Stewart Blvd. W., Brockville
1271 Barton St. E., Hamilton
667 Upper James St., Hamilton
635 Southdale Rd., London
9950 Dufferin St., Maple
9030 Derry Rd., Milton
1855 Minnesota Crt., Mississauga
320 Matheson Blvd., Mississauga
3858 Innes Rd., Orleans
1300 King St. E., Oshawa
1490 Youville Dr., Ottawa
55 Trainyards Dr., Ottawa
3389 Petawawa Blvd., Petawawa
122 Tower Hill Rd., Richmond Hill
9605 Union Rd., Shedden
147 High St., Southampton
1 Fort York Blvd., Toronto
10 Dundas St. E., Toronto
378 Queen St. W., Toronto
550 Eglinton Ave. W., Toronto
6220 Yonge St., Toronto
790 Bay St., Toronto
56 Glen Miller Rd., Trenton
8535 Highway 27, Vaughan
Quebec
9050 boul. Leduc, Suite 10, Brossard
150 rue Strasbourg, Candiac
5001 Trans-Canada Highway, Pointe Claire
620 boul. Lebourgneuf, Quebec City
5967 rue de Verdun, Verdun

(1)	The Capreol branch merged with the branch located at 2975 Hwy. 69N, Val Caron, Ontario on March 6, 2009. A sub-branch to the Val Caron branch was opened at the Capreol location with limited hours of business.

(2)	The Capreol branch merged with the branch located at 2975 Hwy. 69N, Val Caron, Ontario on March 6, 2009. A sub-branch to the Val Caron branch operates at the Capreol location with limited hours of business.

(3)	Status changed from Staffed Pavilion to ABM only site.

In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees. This includes:
•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. CIBC holds a community meeting when circumstances require.
•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them.

Shareholder and Other Information
Our Clients – Branches and ABMs
New Brunswick
123 Champlain St., Dieppe
408 King George Highway, Miramichi City
Nova Scotia
89 Countryview Dr., Unit 5D, Dartmouth
3601 Joseph Howe Blvd., Halifax
813 Prince St., Truro
Prince Edward Island
465 University Ave., Charlottetown
Newfoundland and Labrador
48 Kenmount Rd., St. John’s
ABM REMOVALS – 2009
British Columbia
11920 88th Ave., Delta
900 McGill Rd., Kamloops
15149 Highway 10, Surrey
9 – 2484 Main St., Westbank
Alberta
2619 14th St. SW, Calgary
42 Midlake Blvd. SE, Calgary
29 Sir Winston Churchill Ave., St. Albert
Saskatchewan
104 Cowessess Lake Mall, Cowessess
Manitoba
3380 Portage Ave., Winnipeg
Ontario
915 Westney Rd. S., Ajax
92 Talbot St., Blenheim
36 El Alamein Rd., Borden
603 Colborne St., Brantford
632 Plains Rd. E., Burlington
1531 Eagle St. N., Cambridge
101 Cornwall Centre Rd., Cornwall
2200 Martin Grove Rd., Etobicoke
1226 Place D’orleans Dr., Gloucester
115 Delhi St., Guelph
150 Delhi St., Guelph
673D Upper James St., Hamilton
879 Barton St. E., Hamilton
684 King St. W., Kingston
780 Highland Rd. W., Kitchener
1160 Oxford St. W., London
2030 Meadowgate Blvd., London
3 Robert Speck Pkwy., Mississauga
5025 Creekbank Rd., Mississauga
301 Main St. S., Mount Forest
1615 Orleans Blvd., Orleans
1578 Wolf Ave., Petawawa
27 Festubert Blvd., Petawawa
9 Raglan St. S., Renfrew
2428 Islington Ave., Rexdale
2872 Ellesmere Rd., Scarborough
189 Elm St., St. Thomas
2301 Tecumseh Rd. E., Windsor
Quebec
4270 1re Ave., Quebec City
11370 rue Notre-Dame E., Montreal
Chemin du Grand-Bernier St. S., Saint-Jean-sur-Richelieu
New Brunswick
42 CFB Gagetown, Oromocto
Nova Scotia
535 Portland St., Dartmouth

Shareholder and Other Information
Our Clients – Debt Financing to Firms in Canada
CIBC AND ITS LISTED AFFILIATES DEBT FINANCING TO FIRMS IN CANADA
As at October 31, 2009
For authorization levels of: $0 — $24,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$73,688	$22,829	10,230
Alberta	52,958	18,305	7,144
Saskatchewan	19,562	9,964	2,237
Manitoba	11,875	5,127	1,388
Ontario	239,054	80,083	31,514
Quebec	47,088	17,970	5,964
New Brunswick	6,203	2,359	737
Nova Scotia	10,874	5,013	1,431
Prince Edward Island	2,481	1,109	300
Newfoundland & Labrador	6,164	2,302	801
Northwest Territories, Nunavut and Yukon*	2,532	790	379

Total Canada	$472,479	$165,851	62,125

For authorization levels of: $25,000 — $99,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$339,716	$166,495	6,518
Alberta	284,656	134,907	5,509
Saskatchewan	121,836	64,802	2,352
Manitoba	73,164	38,160	1,380
Ontario	1,252,645	666,168	23,441
Quebec	263,433	138,429	5,015
New Brunswick	32,450	17,155	643
Nova Scotia	63,047	33,834	1,228
Prince Edward Island	13,514	8,028	261
Newfoundland & Labrador	33,651	16,916	658
Northwest Territories, Nunavut and Yukon*	11,929	5,376	228

Total Canada	$2,490,041	$1,290,270	47,233

For authorization levels of: $100,000 — $249,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$270,380	$132,550	2,031
Alberta	253,280	131,532	1,843
Saskatchewan	83,651	43,266	619
Manitoba	78,167	39,665	558
Ontario	1,033,941	504,358	7,915
Quebec	233,095	123,913	1,608
New Brunswick	23,036	12,555	160
Nova Scotia	41,714	23,195	270
Prince Edward Island	13,135	7,351	88
Newfoundland & Labrador	22,956	13,445	163
Northwest Territories, Nunavut and Yukon*	9,956	5,531	67

Total Canada	$2,063,311	$1,037,361	15,322

For authorization levels of: $250,000 — $499,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$208,292	$136,676	499
Alberta	186,776	111,287	498
Saskatchewan	65,812	38,791	185
Manitoba	58,876	28,196	169
Ontario	601,966	364,898	1,431
Quebec	206,768	130,349	515
New Brunswick	20,122	12,855	45
Nova Scotia	30,564	18,378	68
Prince Edward Island	9,076	3,789	25
Newfoundland & Labrador	13,272	9,332	28
Northwest Territories, Nunavut and Yukon*	8,278	5,964	19

Total Canada	$1,409,802	$860,515	3,482

For authorization levels of: $500,000 — $999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$307,394	$213,863	335
Alberta	267,134	180,627	330
Saskatchewan	55,870	31,309	81
Manitoba	99,681	52,387	133
Ontario	996,896	637,181	1,031
Quebec	288,168	196,586	326
New Brunswick	26,517	19,422	21
Nova Scotia	62,755	40,240	57
Prince Edward Island	22,086	11,465	31
Newfoundland & Labrador	13,732	8,726	17
Northwest Territories, Nunavut and Yukon*	18,005	12,650	23

Total Canada	$2,158,238	$1,404,456	2,385

For authorization levels of: $1,000,000 — $4,999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$1,291,061	$910,004	400
Alberta	1,088,417	712,211	407
Saskatchewan	232,337	122,286	101
Manitoba	452,886	311,561	149
Ontario	4,324,966	3,039,404	1,217
Quebec	1,189,790	798,013	344
New Brunswick	160,468	118,466	41
Nova Scotia	196,840	146,592	54
Prince Edward Island	83,514	56,320	36
Newfoundland & Labrador	64,923	40,046	24
Northwest Territories, Nunavut and Yukon*	59,310	44,176	22

Total Canada	$9,144,512	$6,299,079	2,795

*	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.

Shareholder and Other Information
For authorization levels of: $5,000,000 and over

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$5,266,597	$2,105,875	179
Alberta	14,149,807	5,258,349	221
Saskatchewan	1,588,266	532,714	27
Manitoba	2,741,663	982,686	57
Ontario	26,707,262	9,671,374	666
Quebec	6,276,273	2,738,088	184
New Brunswick	429,706	153,778	13
Nova Scotia	1,518,289	995,409	41
Prince Edward Island**
Newfoundland & Labrador	349,620	135,252	17
Northwest Territories, Nunavut and Yukon***

Total Canada	$59,027,483	$22,573,525	1,405

For all authorization bands

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$7,757,128	$3,688,292	20,192
Alberta	16,283,028	6,547,218	15,952
Saskatchewan	2,167,334	843,132	5,602
Manitoba	3,516,312	1,457,782	3,834
Ontario	35,156,730	14,963,466	67,215
Quebec	8,504,615	4,143,348	13,956
New Brunswick	698,502	336,590	1,660
Nova Scotia	1,924,083	1,262,661	3,149
Prince Edward Island	143,806	88,062	741
Newfoundland & Labrador	504,318	226,019	1,708
Northwest Territories, Nunavut and Yukon*	110,010	74,487	738

Total Canada	$76,765,866	$33,631,057	134,747

*	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.

**	Clients for Prince Edward Island have been added to Newfoundland & Labrador for the same dollar band and have been included in Newfoundland & Labrador totals to preserve confidentiality.

***	Clients for Northwest Territories, Nunavut and Yukon have been added to British Columbia for the same dollar band and have been included in British Columbia totals to preserve confidentiality.
Employment in Canada
CIBC is one of Canada’s largest employers. In 2009, CIBC and its listed affiliates had approximately 38,000 full-time and part-time employees nationwide. The CIBC group of companies paid over $2.3 billion in base salaries and benefits to our Canadian workforce in 2009.
     In addition, we indirectly supported thousands of other jobs in many sectors through the purchase of outside goods and services. The total for 2009 was $2.2 billion worldwide, with $1.8 billion spent in Canada.
Full-time and part-time employees
As at October 31, 2009
CIBC and its listed affiliates

Province or Territory	Full-time employees	Part-time employees

British Columbia	3,186	881
Alberta	2,080	637
Saskatchewan	719	221
Manitoba	550	224
Ontario	21,625	2,617
Quebec	2,738	592
New Brunswick	582	101
Nova Scotia	747	161
Prince Edward Island	56	31
Newfoundland and Labrador	179	62
Northwest Territories	58	2
Nunavut	13	1
Yukon	22	13

Total	32,555	5,543

Taxes in Canada
In 2009, the CIBC group of companies’ tax expense to all levels of government in Canada was $960 million. This total consisted of $483 million in income tax expense, $106 million in capital taxes and $371 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.
Taxes — 2009
CIBC group of companies

$ thousands	Income taxes	Capital taxes

Federal government	$305,258	$—
Provincial and territorial governments
British Columbia	18,134	13,449
Alberta	15,588	—
Saskatchewan	2,705	6,931
Manitoba	2,815	8,336
Ontario	119,459	58,060
Quebec	12,541	6,579
New Brunswick	1,361	2,330
Nova Scotia	3,011	6,885
Prince Edward Island	323	1,053
Newfoundland and Labrador	924	2,675
Northwest Territories	333	—
Nunavut	53	—
Yukon	144	—

Total	$482,649	$106,298

Shareholder and Other Information
Community Contributions
EXAMPLES OF ORGANIZATIONS SUPPORTED BY CIBC
British Columbia
Abbotsford Regional Hospital
Arrow Lakes Hospital
Association of Neighbourhood Houses
Atira Women’s Resource Society
BC Cancer Foundation
BC Children’s Hospital
BC Lions Society
BC Special Olympics
BCIT
Boys & Girls Clubs
Burnaby Crisis Pregnancy Centre
Burnaby Hospital
Canadian Cancer Society
Canadian Feed the Children
Canadian Red Cross Family Support Program
Cariboo Memorial Hospital
Chetwynd Search and Rescue
Child Abuse Prevention & Counselling Society of Greater Victoria
Child Development Foundation of BC
Children of the Street Society
Children’s Arts Umbrella
Chilliwack General Hospital
Coats For Kids
Cops for Kids
Comox Valley Therapeutic Riding
Covenant House — Vancouver
Delta Hospice
Cyrus Centre for Youth
Fernie Search & Rescue
Green Thumb Theatre Company
HEROS (Hockey Education Reach Out Society)
Junior Achievement of BC
Kamloops Community YMCA — YWCA
Kids Help Phone
Kids Up Front
Kidsport
Learning Disabilities Association of BC
Lester B. Pearson College of the Pacific
Lions Gate Hospital
Looking Glass Foundation for Eating Disorders
LOVE: Leave Out Violence
Minerva Foundation
Nanaimo & District Hospital
North Shore Disability Resource Centre
Peace Arch Hospital
PLEA — Kidstart Mentoring Program
POCOMO Youth Services Society
Powell River General Hospital
Queen Alexandra Foundation for Children
Quesnel & District Palliative Care
Richmond Hospital
Rotary Centre for the Arts
Royal BC Museum
Royal Canadian Legion
Royal Inland Hospital — Kamloops
S.U.C.C.E.S.S. Foundation
Saanich Peninsula Hospital
Salvation Army
Simon Fraser University
Single Parent Resource Centre of Victoria
Spo7ez Cultural Centre
Surrey Foundation
Surrey Memorial Hospital
Take A Hike Youth At Risk
Tillicum Lelum Aboriginal Friendship Centre
United Way agencies
University of British Columbia
Urban Native Youth Association
Vancouver Art Gallery
Vancouver Community College
Vancouver General Hospital
Vancouver Giants Read to Succeed
Vancouver Island University
Vancouver Symphony Orchestra
Vanderhoof Extrication Society
Vernon Jubilee Hospital
Victoria Riding for the Disabled
Victoria Cool-Aid Society ACCESS Health Centre
YMCA of Greater Vancouver
YM-YWCA Camp Thunderbird — Victoria
Alberta
Alberta Cancer Foundation
Alberta Ecotrust Foundation
Alberta Hospital Edmonton and Community Mental Health
Alberta Theatre Projects
Art Gallery of Alberta
Athabasca Regional Multiplex
Autism Society of Edmonton Area
The Banff Centre for Continuing Education
Beaverlodge Victim Service Unit
Big Brothers & Big Sisters of Calgary and Area
Bow Valley College
Boyle Youth Centre
Boys & Girls Clubs
Calgary Drop-In Centre
Calgary Health Trust
Calgary Public Library
Calgary Urban Project Society (CUPS)
Camrose Regional Sport Development Centre
Canadian Red Cross — Southern Alberta Anti-Bullying Program
Cantare Children’s Choir
Centre for Family Literacy of Alberta
Child Friendly Calgary
Child, Adolescent and Family Mental Health
Children’s Cottage — Calgary
CIBC Read to Succeed — Medicine Hat
Citadel Theatre — CIBC Theatre for All
Canadian National Institute for the Blind
Cold Lake Agricultural Society
Community Kitchen Program of Calgary
D.A.R.E. (Drug Abuse Resistance Education)
Dawn Land Children’s Health Care
East Central Regional Health Authority
Edmonton Financial Literacy Society
Edmonton Garrison Military Family Resources Centre
Edmonton Inner City Children’s Project
Elves Special Needs Society
Epilepsy Association of Calgary
Framework Foundation
Group Group Youth Society of Pincher Creek
Hardisty Public Library
Heritage Park Historical Village
High River Agricultural Society
HEROS (Hockey Education Reach Out Society)
Kids Cancer Care Foundation
Kids Kottage Foundation
Kids Up Front Foundation
Lamont & District Agricultural Society
Langdon Youth Council
Learning Disabilities Association of Alberta
Little Bits Riding Club for the Disabled
Medicine Hat and District Food Bank
Mill Woods Family Resource Centre
Mount Royal College
Nanton Agricultural Society
Northern Alberta Brain Injury Society
Northern Lights Regional Health
Owen Hart Foundation
Pilgrims Hospice
Queen Elizabeth II Hospital Foundation
Rocky Mountain House Agricultural Society
Ronald McDonald House — Northern Alberta, Southern Alberta
Rotary Centre for New Canadians (Edmonton)
Royal Alexandra Hospital
St. Albert Library
Southern Alberta MedicAir
Spirit Keeper Youth Society
Strathmore & District Agricultural Society
Sturgeon Lake Cree Nation
Taber and District Health
United Way agencies
University Hospital Foundation — Alberta Heart Institute
University of Alberta
University of Calgary
University of Lethbridge
Women Building Futures
Woods Homes Foundation
YMCA Calgary
Young Alberta Book Society
Youth Emergency Shelter Society
Saskatchewan
4-H Clubs
Battleford Kiwanis Music Festival
Big Brothers and Big Sisters agencies
Boys & Girls Club of Saskatoon
Canadian Cancer Society
Canadian Feed the Children
Canora Agricultural Society

Shareholder and Other Information
Children’s Health & Hospital Foundation of Saskatchewan
CIBC Read to Succeed — Moose Jaw and Saskatoon
Cinema4Change Film Festival — CIBC Theatre for All
Flying Dust First Nation 2009 Pow Wow
Fort Qu’Appelle Fire Department
Hospitals of Regina
Kindersley and District Arts Council
Kinsmen and Kinette Telemiracle
Lloydminster Region Health Foundation
Melfort Multi-Use Facility
Northern Saskatchewan International Children’s Festival
Persephone Theatre
Quota International of Weyburn
Radville Recreation Centre
Rainbow Youth Centre
RCMP Heritage Centre
READ Saskatoon
Redvers Activity Centre
Royal University Hospital
Saskatchewan Down Syndrome
Saskatoon Food Bank and Learning Centre
South Saskatchewan Youth Orchestra
Southwest Victims Services
Station Arts Centre Co-operative
Street Culture Kidz Project
Swift Current Friendship Centre
Twin Rivers Health Care Foundation
United Way agencies
University of Regina
University of Saskatchewan
Manitoba
4-H Clubs
Arborg Aquatic Centre
Assiniboine Regional Health
Association for Community Living
Big Brothers Big Sisters of Morden Winkler
Block Parents of Winnipeg
Boundary Trails Health Centre
Brandon’s Breakfast for Learning
Canadian Cancer Society Relay for Life
Canadian Centre for Child Protection
The Canadian Museum for Human Rights
Canadian Red Cross — Manitoba Flood Relief Fund
Cancer Care Manitoba — Kendra’s Walk
Children’s Hospital Foundation of Manitoba
Children’s Wish Foundation
CIBC Read to Succeed — Brandon
Dauphin Agricultural Society
Dawson Trail Opportunities Unlimited
Duke of Edinburgh’s Award
Health Sciences Centre
HEROS (Hockey Education Reach Out Society) Winnipeg
Juvenile Diabetes Research Foundation
Killarney — Turtle Mountain Recreation Centre
Lundar Agricultural Society 4-H Awards
Manitoba Army Cadet League
Manitoba Assembly of First Nations
Manitoba Theatre Centre
Mankota Park and Recreation
Neepawa & District Personal Care Home
Partners in The Park International Friendship Festival
Portage la Prairie Regional Library
RCMP Heritage Centre
Red River Community Centre
Rehabilitation Centre for Children — Winnipeg
Royal Winnipeg Ballet
South Interlake Regional Library
St. Boniface Hospital & Research Foundation
Stanley Agricultural Society
Ste. Anne Hospital
United Way agencies
West End Cultural Centre
Westman Dreams for Kids
Winnipeg Art Gallery
Winnipeg Symphony Orchestra
Ontario
ACCES Employment Services
Aisling Discoveries Child and Family Centre
Alexandra Marine & General Hospital
Alzheimer Society
Anishnabek Child & Youth Prevention Services
Arnprior & District Memorial Hospital
Arts for Children of Toronto
The Bay Street Children’s Foundation
Baycrest Centre
Bereaved Families of Ontario
Big Brothers and Big Sisters agencies
Bloorview Kids Rehab
Bluewater Health Foundation
Blyth Centre for the Arts
Bob Rumball Foundation for the Deaf
Boost Child Abuse Prevention and Intervention
Boundless Adventures Association
Bowmanville Memorial Hospital
Boys & Girls Clubs
Breakfast for Learning — Canadian Living Foundation
Bridgepoint Health Foundation
Camp Oochigeas
Camp Trillium
Campbellford Memorial Hospital
CanadaHelps
Canadian Cancer Society
Canadian Centre for Diversity
Canadian Cystic Fibrosis Foundation
Canadian Diabetes Association
Canadian Hearing Society
Canadian Liver Foundation
Canadian National Institute for the Blind
Canadian Opera Company
Canadian Paraplegic Association
Canadian Psychiatric Research Foundation
Canadian Testicular Cancer Association
Canadian Women’s Foundation
Candlelighters Childhood Cancer Foundation
CANFAR — Canadian Foundation for AIDS Research
Casey House
Centennial Infant & Child Centre
Centre for Addiction and Mental Health Foundation
Chatham-Kent Health Alliance
Child Development Institute
Child Development Resource Connection Peel
Child Find Ontario
Children’s Aid agencies
Children’s Health Foundation
Children’s Hospital of Eastern Ontario
Colon Cancer Canada
Community Living agencies
Community Resource Centre of North & Central Wellington
Conestoga College
Cornwall Community Hospital
Covenant House — Toronto
Crohn’s and Colitis Foundation
Daily Bread Food Bank
Darling Home for Kids
Daytrippers Children’s Charity
Delisle Youth Services
Diabetes Hope Foundation
Dorothy Ley Hospice
Dryden Regional Health Services
Dunnville Hospital & Healthcare
Durham District Racing Against Drugs Program
Earth Day Canada — EcoMentors Program
Easter Seal Society
Epilepsy Toronto
Essex Youth Centre
Eva’s Initiatives for Homeless Youth
Evergreen Foundation
Fanshawe College
Fife House
Frontier College
Frontiers Foundation
The Gatehouse
Geneva Centre for Autism
Gerrard Resource Centre
Giant Steps Toronto/York Region
Gilda’s Club
Girl Guides of Canada
Groves Memorial Community Hospital
Guelph General Hospital
Halton Child and Youth Services
Hamilton Health Sciences
Harmony Education Foundation
Hearing Foundation of Canada
Heart & Stroke Foundation
Hearth Place Cancer Support Centre
Hill House Hospice
Hincks-Dellcrest Foundation
Hospice Caledon
Hospice of Windsor & Essex County
Hotel-Dieu Grace Hospital
Humber River Regional Hospital
Huntington Society of Canada

Shareholder and Other Information
Huron University College
Huronia Hospitals Foundation
Independent Living Canada
Invest in Kids
Jessie’s Centre for Teenagers
John McGivney Children’s Centre
Junior Achievement
Juvenile Diabetes Research Foundation
Kids Up Front
kids.now mentoring program
KidsAbility
Kinark Child & Family Services
King’s University College
Kingston General Hospital
Lakefield Community Medical Support
Lambton College
Lansdowne Children’s Centre
Leamington District Memorial Hospital
The Learning Partnership
LOVE: Leave Out Violence
Lennox & Addington County General Hospital
LOFT Community Services
London Health Sciences
Lorraine Kimsa Theatre for Young People
Macaulay Child Development Centre
March of Dimes Canada
McMaster University
Merry Go Round Children’s Foundation
Merrymount Children’s Centre
Milton District Hospital
Montfort Hospital
Mood Disorders Association of Ontario
Mount Sinai Hospital
MS Society of Canada
National Arts Centre
National Ballet of Canada
Nellie’s Hostel for Women
Neshama Playground
Niagara Health System
Nipissing University
North York General Hospital
Ontario 4-H
Ontario Science Centre — Community Access Program
Operation Come Home
Orillia Soldiers Memorial Hospital
Ottawa Hospital
Ottawa Regional Cancer Centre
Ottawa Symphony Orchestra
Our Place Peel
PACT
Pathways to Education Canada
Perley and Rideau Veterans Health Centre
Peterborough Regional Health Centre
Port Perry Hospital
Precious Minds
Prime Mentors of Canada
Prince Edward County Memorial Hospital
Princess Margaret Hospital
ProAction, Cops & Kids
Prostate Cancer Canada
Providence Healthcare
Queen’s University
Regent Park School of Music
Renascent Foundation
Rick Hansen Wheels in Motion
Riverside Foundation for Health Care
Ronald McDonald House Charities
Ross Memorial Hospital
Roy Thomson Hall and Massey Hall Foundation
Royal Ottawa Foundation for Mental Health
Royal Victoria Hospital
St. John’s Rehabilitation Hospital
St. Joseph’s Healthcare
St. Lawrence College — Brockville
St. Michael’s Hospital
Sarnia-Lambton Rebound
Sault Area Hospital
Scarborough Hospital
Scouts Canada
Second Harvest
SEDI (Social and Enterprise Development Innovations)
Sheridan College
SickKids Foundation
Silent Voice Canada
SKETCH — Arts Program for Street Youth
Skills for Change — New Pioneer Awards
Soulpepper Theatre Company
South Muskoka Hospital
Southlake Regional Health Centre
Special Olympics Canada
Starlight Starbright Children’s Foundation
Stratford Shakespearean Festival
Strathroy Middlesex General Hospital
Street Health Community Nursing
Street Kids International
Street Youth Planning Collaborative
Sudbury Manitoulin Children’s Foundation
Sunnybrook Health Sciences Centre
Sunnyside Children’s Foundation
Thames Valley Children’s Centre
Thunder Bay Regional Health Sciences
Timmins and District Hospital
Toronto Foundation for Student Success
Toronto General & Western Hospital
Toronto People with AIDS
Toronto Public Library — Leading to Reading
Toronto Rape Crisis Centre
Toronto Rehabilitation Institute
Toronto Symphony Orchestra
Touchstone Youth Centre
Trails Youth Initiatives
Triangle High School Program
Tri-County Healthcare
Turning Point Youth Services
United Way agencies
Unity for Autism
University of Ontario Institute of Technology
University of Ottawa
University of Waterloo
University of Western Ontario
Variety Village
Voice for Hearing Impaired Children
Waterfront Regeneration Trust
Waterloo Regional Children’s Museum
Wellspring Cancer Support
William Osler Health Centre
Windsor Essex Care for Kids
YMCA/YWCA agencies
York University
Youth Assisting Youth
Youth Haven Barrie
Youth Services Bureau of Ottawa
YOUTHLINK
Youth Without Shelter
Québec
Accueil Bonneau
Action nouvelle-vie
Arrêt Source
Association québécoise de la fibrose kystique
Association québécoise des allergies alimentaires
Association québécoise pour les troubles d’apprentissage
Big Brothers & Big Sisters of West Island
Centaur Theatre Company
Centraide
Centre d’action bénévole de Waterloo
Centre de répit Philou
Centre de stimulation l’Envol
Club des petits déjeuners du Québec
Club-Gym Richelieu
Colonie Ste-Jeanne d’Arc
Cuisine Amitié
Don Bosco Youth Leadership Centre
Dr. Clown
Fondation Aide et Partage
Fondation Armand-Frappier
Fondation C.A.R.M.E.N.
Fondation C.H. Baie-Comeau
Fondation C.H. de Lanaudière
Fondation C.H. de l’Enfant-Jésus
Fondation C.H. de Val d’Or
Fondation C.H. Honoré-Mercier
Fondation Centre de cancérologie Charles-Bruneau
Fondation Constance-Lethbridge
Fondation CSSS Coaticook
Fondation CSSS de l’Énergie
Fondation de l’Hôpital Laval
Fondation de l’Hôpital Santa Cabrini
Fondation de l’Hôpital Argenteuil
Fondation de l’Hôpital du Sacré-Cœur de Montréal
Fondation de l’Hôpital Louis-H. Lafontaine
Fondation de l’Hôpital Sainte-Justine
Fondation de l’Université de Sherbrooke
Fondation de l’Université du Québec à Rimouski
Fondation des Auberges du cœur
Fondation des Centres jeunesses du Québec
Fondation des étoiles
Fondation des maladies du cœur du Québec
Fondation des maladies mentales
Fondation Docteur Jacques-Paradis

Shareholder and Other Information
Fondation du CHUQ
Fondation du Théâtre du Nouveau Monde
Fondation éducative Jean-Jacques-Bertrand
Fondation En Cœur Estrie
Fondation hospitalière d’Amos
Fondation hospitalière Maisonneuve-Rosemont
Fondation IntégrACTION du Québec
Fondation Le grand chemin
Fondation Leave Out Violence — LOVE
Fondation Marie-Vincent
Fondation Mélio
Fondation OLO
Fondation Père-Sablon
Fondation Portage
Fondation pour la promotion de la pédiatrie sociale
Fondation Québec-Jeunes
Fondation Santé Haut-Richelieu-Rouville
Fondation Santé Papineau
Fondation Sercan
Fondation sur la pointe des pieds
Fonds d’aide à l’éducation Educaide
Garde-Manger pour tous
Generations Foundation
Giant Steps — Montreal
Institut de réadaptation de Montréal
Institut de recherches cliniques de Montréal
Institut du cancer de Montréal
Jeunes Entreprises du Québec
Jeunesse au Soleil
Jewish General Hospital — Sir Mortimer B. Davis
Just for Kids Foundation
La Rose des vents de l’Estrie
Learning Associates of Montreal
Maison Catherine-de-Longpré
Maison de soins palliatifs de la Rivière-du-Nord
Maison d’hébergement Jeunesse Sainte-Foy
Maison Mathieu-Froment-Savoie
Mission Bon Accueil
Moisson Montréal
Montreal Children’s Hospital Foundation
Montreal Museum of Fine Arts
Montreal Symphony Orchestra
Musée d’art de Joliette
Musée de Vaudreuil-Soulanges
Old Brewery Mission
Olympiques Spéciaux du Québec
Petits frères des pauvres
Services de répit Emergo
Tel-Jeunes
Y des Femmes
YMCA of Greater Montreal
New Brunswick
Atlantic Ballet Theatre of Canada
Bathurst Youth Centre des Jeunes
Boys & Girls Clubs
Canadian Cancer Society
Chalmers Regional Hospital
Children’s Wish Foundation
Community Autism Centre
First Step Housing
The Food Depot Alimentaire
Friends of the Moncton Hospital
Heart & Stroke Foundation of NB
Junior Achievement of New Brunswick
Moncton Youth Residences
Nackawic Lions Club
New Brunswick Community College
Parkinson Society of Canada
Portage Freedom From Addiction
Queen Elizabeth II Health Sciences Centre
Restigouche County Volunteer Action Association
Saint John East Food Bank
Saint John Regional Hospital
Salvation Army — Miramichi
Theatre New Brunswick
United Way agencies
Université de Moncton
University of New Brunswick
YM/YWCA — Saint John
YMCA of Greater Moncton
Nova Scotia
Aberdeen Hospital Trust
Abilities Foundation of Nova Scotia
Acadia University
Alzheimer Society of Nova Scotia
Antigonish Food Bank
Big Brothers & Big Sisters
Brigadoon Children’s Camp Society
Canadian Cancer Society
Cape Breton University
Children’s Aid Society of Colchester County
Children’s Wish Foundation
Colchester Regional Hospital
Craig’s Cause Pancreatic Cancer Society
Cumberland Health Care
Digby Clare Mental Health Volunteers
Girl Guides of Canada
Hants County Exhibition
Health Services Foundation of the South Shore
Homebridge Youth Society
IWK Health Centre
Junior Achievement of Nova Scotia
Laing House
LOVE: Leave Out Violence
Maggie’s Place
Mental Health Foundation of Nova Scotia
Mount Saint Vincent University
Neptune Theatre Young Company Program
New Glasgow Summer Street Industries
Nova Scotia Community College
Outstanding Young Farmers
Parrsboro High School Breakfast Program
Phoenix Youth Programs
Progress Centre for Early Intervention
Provincial Autism Centre
Queen Elizabeth II Health Sciences Centre
Saint Mary’s University
Salvation Army
South Shore Field House
Special Olympics Nova Scotia
St. Martha’s Regional Hospital
Third Place Transition House
United Way agencies
University of King’s College
William Dennis Chair in Pediatric Epilepsy
YMCA agencies
Prince Edward Island
Children’s Wish Foundation
Confederation Centre of the Arts
D.A.R.E. (Drug Abuse Resistance Program)
Family Service PEI
Junior Achievement of PEI
PEI Ground Search & Rescue
PEI 4-H
Queen Elizabeth Hospital
Souris Coats for Kids
United Way of PEI
Western Hospital Foundation
Newfoundland and Labrador
Big Brothers Big Sisters of Eastern Newfoundland
Bridges to Hope
Canadian Cancer Society Newfoundland — Daffodil Place
Central Northeast Health Foundation
Choices for Youth
Clarenville Volunteer Fire Department
College of the North Atlantic
Corner Brook Winter Carnival
Dr. H. Bliss Murphy Cancer Care Foundation
Girl Guides of Canada
Grenfell Foundation
Health Care Foundation of St. John’s
Junior Achievement
Juvenile Diabetes Research Foundation
Kinsmen Club of Corner Brook
Labrador West Food Bank
Memorial University of Newfoundland
Mount Pearl Special Olympics
Salvation Army — St. John’s
Trinity Conception Placentia Health Foundation
United Way of Newfoundland and Labrador
Western Regional Hospital
YMCA North East Avalon
Northwest Territories
Aurora College
City of Yellowknife Youth Activated Program
Santa’s Little Helper
Stanton Territorial Hospital
Nunavut
Pulaarvik Kablu Friendship Centre — Youth Nutrition Program
Yukon
Whitehorse General Hospital

Shareholder and Other Information
Global Reporting Indicators
This Annual Accountability Report has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector Supplement. The G3 Guidelines introduced Application Levels of C, B and A, a system that allows reporters to declare the level to which they have applied the GRI Reporting Framework. CIBC is reporting at the C level this year — indicating that we are reporting on the prescribed G3 Profile Disclosures along with 11 GRI Performance Indicators, including at least one from each of the social, economic and environment areas. The following table lists the GRI indicators we are reporting on and more information can be found in the 2009 Management Proxy Circular and on our website, www.cibc.com.

GRI #	Description	Page(s)
1.1	Statement from the CEO	6 –7
2.1	Name of the organization	2
2.2	Primary brands, products and services	10 –16
2.3	Operational structure of the organization	156 – 157, 168
2.4	Location of headquarters	192
2.5	Countries of operation	156 – 157
2.6	Nature of ownership and legal form	191 – 192
2.7	Markets served	10 – 16
2.8	Scale of the reporting organization	3
2.9	Significant changes during the reporting period	43
2.10	Awards received in the reporting period	8 – 9
3.1	Reporting period	3
3.2	Date of previous report	3
3.3	Reporting cycle	3
3.4	Contact point for questions regarding the report	192
3.5	Process for defining content	8 – 9, 34 – 37
3.6	Boundary of the report	105 – 111
3.7	State any specific limitations on the scope or boundary of the report	105 – 111
3.8	Joint ventures, subsidiaries, leased facilities, outsourced operations	105 – 111
3.10	Effect of any restatements of information provided in earlier reports	40
3.11	Significant changes from previous reporting periods	40
3.12	Table identifying location of GRI Standard Disclosures	190
4.1	Governance structure	34 – 37
4.2	Non-executive Chair of Board of Directors	34 – 37
4.3	Number of independent and/or non-executive Board members	34 – 37
4.4	Mechanisms for shareholders and employees to provide recommendations or direction	4
4.14	List of stakeholder groups engaged by the organization	17 – 38
4.15	Basis for identification and selection of stakeholders with whom to engage	17 – 38
4.16	Approaches to stakeholder engagement, including frequency of engagement by and by stakeholder group	4, 17 – 38
EC1	Direct economic value generated and distributed	27
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	30 – 33, 88
EN3	Direct energy consumption	30 – 33
EN4	Indirect energy consumption	30 – 33
EN16	Total direct and indirect greenhouse gas emissions	30 – 33
LA1	Total workforce	185
LA13	Senior management and workforce representation rates	22 – 25
HR3	Employee training	22 – 25
SO2	Business units analyzed for risks related to corruption	73 – 88
SO3	Employees trained in organization’s anti-corruption policies and procedures	22 – 25
PR5	Customer satisfaction	10 – 16

Supplement Performance Indicators
FS1	Policies with environmental and social components	17 – 33
FS2	Assessing and screening environmental and social risks	17 – 33
FS3	Monitoring clients’ compliance with environmental and social requirements	30 – 33
FS4	Improving staff competency to implement environmental and social policies	17 – 33
FS5	Interactions with clients/business partners regarding environmental and social risks and opportunities	30 – 33

Shareholder and Other Information
Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep 24/09	Sep 28/09	Oct 28/09	$0.87	382,790,763
Jun 25/09	Jun 29/09	Jul 28/09	$0.87	381,545,698
Mar 25/09	Mar 27/09	Apr 28/09	$0.87	381,467,498
Dec 23/08	Dec 29/08	Jan 28/09	$0.87	380,942,918
Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 18	Series 19	Series 23	Series 26	Series 27	Series 28	Series 29	Series 30	Series 31	Series 32	Series 33(1)	Series 35(2)	Series 37(3)

Sep 24/09	Sep 28/09	Oct 28/09	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250	$0.334375	$0.406250	$0.406250
Jun 25/09	Jun 29/09	Jul 28/09	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250	$0.334375	$0.406250	$0.654450
Mar 25/09	Mar 27/09	Apr 28/09	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250	$0.334375	$0.378420
Dec 23/08	Dec 29/08	Jan 28/09	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250	$0.524010

(1)	Initial dividend for the period from September 10, 2008 to January 31, 2009.

(2)	Initial dividend for the period from February 4, 2009 to April 30, 2009.

(3)	Initial dividend for the period from March 6, 2009 to July 31, 2009.
Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.
Stock exchange listings
Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange and in the U.S. on the New York Stock Exchange (ticker symbol – CM).
     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols:

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
Series 31	CM.PR.I
Series 32	CM.PR.J
Series 33	CM.PR.K
Series 35	CM.PR.L
Series 37	CM.PR.M
Anticipated 2010 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates

December 29**	January 28
March 29	April 28
June 28	July 28
September 28	October 28

*	Payment of dividend for common and preferred shares is subject to approval by the Board of Directors

**	2009
2010 quarterly earnings reporting
2010 quarterly earnings dates are anticipated to be February 25, May 27, August 25 and December 2.
Credit ratings

	Short-term debt	Senior debt	Preferred shares

DBRS	R-1(high)	AA	Pfd-1 (low)
Fitch Ratings	F1+	AA-	A
Moody’s Investor Service	P-1	Aa2	A1
Standard & Poor’s	A-1	A+	A-
P-1 (low)
Shareholder investment plan (SIP)
All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Canadian residents may have dividends reinvested in additional CIBC common shares.
Share purchase option: Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
On May 28, 2009, CIBC announced that participants in the SIP will receive a 3% discount from the Average Market Price (as defined in the SIP) on the reinvested dividends in additional common shares of CIBC. The discount applies to common shares received under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Direct dividend deposit service
Canadian residents may have their CIBC common share dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).

Shareholder and Other Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416 643-5500 or fax 416 643-5501
1 800 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 800 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416 980-2211
SWIFT code: CIBCCATT
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 25, 2010 at 10 a.m. (Eastern Standard Time) in Montreal, Quebec at Fairmont The Queen Elizabeth, the Grand Salon, 900 René Lévesque Boulevard West, Montreal, Quebec, H3B 4A5.
CIBC Annual Accountability Report 2009
Additional print copies of the Annual Accountability Report may be obtained by calling 416 980-6433 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com. La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-6433 ou nous faire parvenir un courriel à rapportfinancier@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416 980-8306, fax 416 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call 416 980-4523 or fax 416 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 800 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 800 308-6859 (Toronto 416 861-3313) or by fax at 1 800 308-6861 (Toronto 416 980-3754).
The following are trademarks of CIBC or its subsidiaries:
Aventura, Aventura Infinite, CIBC Access for All, CIBC Access to Opportunity, CIBC Advantage, CIBC Children’s Foundation, CIBC Connection to Employment, CIBC Credit Smart, CIBC Dividend Platinum, CIBC Everyday, CIBC Financial HealthCheck, CIBC Logo, CIBC Newcomer to Canada plan, CIBC Pink Collection, CIBC 60 Plus Advantage, CIBC Spirit of Leadership Community Award, CIBC Unlimited, CIBC Unlimited Business Operating Account, CIBC World Markets Inc., CIBC Youthvision, CIBC Youthvision Scholarship, CIBC Youthvision Scholarship Program, FirstCaribbean, FirstCaribbean International Bank, “For what matters.”, Instant Teller, INTRIA, “It’s Worth a Talk’, Low Cost Borrowing Account, Miracle Day, Professional Edge, ReConnect: Career Renewal for Returning Professional Women, Renaissance High Interest Savings Account, Small Business Homepower Line, SmartStart, “What matters to me”, Wood Gundy, YMCA Access to Opportunity.
The following are trademarks of other parties:
Aerogold is a registered trademark of Aeroplan Canada Inc.
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
Aeroplan is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
China Unionpay.
Days of Caring is a trademark of the United Way of Canada.
EnergyStar is owned by the United States Environmental Protection Agency.
INTERAC is a registered trademark of INTERAC Inc.
Junior Achievement of Canada.

Kids Up Front Foundation.
MaRS Discovery District.
National Aboriginal Achievement Awards is a registered trademark of the National Aboriginal Achievement Foundation.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
TSX is a registered trademark of TSX Inc.
The United Way is a registered trademark of United Way of Canada.

Visa is a registered Trademark of Visa International Inc./CIBC Licensed User.
YMCA Canada.
Only those trademarks that are pending or registered before the Canadian Trademarks office are identified.